Registration No. 333-___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREAT WESTERN BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	47-1308512
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
100 North Phillips Avenue
Sioux Falls, South Dakota 57104
(605) 334-2548

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Donald J. Straka
General Counsel
Great Western Bancorp, Inc.
100 North Phillips Avenue
Sioux Falls, South Dakota 57104
Phone: (605) 373-3151

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Gregory P. Page Mark C. Dickinson Nyemaster Goode, PC 700 Walnut Street, Suite 1600 Des Moines, Iowa 50309 (515) 283-3166	Joseph T. Kinning Briggs and Morgan, PA 2200 IDS Center 80 South 8th Street Minneapolis, Minnesota 55402 (612) 977-8400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the proxy statement/prospectus contained herein (the “merger”).

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                            Accelerated filer ☐

Non-accelerated filer ☒     (Do not check if a smaller reporting company)        Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.01 per share	3,449,886(1)	N/A	$85,804,854.10(2)	$8,640.55(3)

(1)
This registration statement covers the estimated maximum number of shares of common stock, par value $0.01 per share, of the registrant to be issued upon completion of the merger described in this registration statement.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) of the Securities Act, based on $17.00 per share, the average of the high and low prices reported on The NASDAQ Global Market for a share of HF Financial Corp. common stock on February 29, 2016, multiplied by 7,076,689 shares of HF Financial Corp. common stock, which is the estimated maximum number of shares of HF Financial Corp. common stock that may be received by the registrant and/or canceled upon consummation of the merger, less $34,498,858.90, the estimated aggregate amount of cash expected to be paid by the registrant as part of the merger in exchange for shares of HF Financial Corp.’s common stock, resulting in a proposed maximum aggregate offering price of $85,804,854.10.

(3)	Computed in accordance with Rule 457(f) under the Securities Act to be $8,640.55, which is equal to 0.0001007 multiplied by the proposed maximum aggregate offering price of $85,804,854.10.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Great Western Bancorp, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Great Western Bancorp, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED MARCH 2, 2016
SUBJECT TO COMPLETION

MERGER PROPOSAL - YOUR VOTE IS IMPORTANT

Dear Fellow Stockholder:

On November 30, 2015, HF Financial Corp., or HF, and Great Western Bancorp, Inc., or Great Western, entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” under which Great Western will acquire HF in a stock and cash transaction.

Under the terms of the merger agreement, HF will merge with and into Great Western, which we refer to as the “merger,” with Great Western being the surviving corporation in the merger. Immediately following the merger, Home Federal Bank, HF’s wholly owned bank subsidiary, will merge with and into Great Western Bank, Great Western’s wholly owned bank subsidiary, which we refer to as the “bank merger,” with Great Western Bank being the surviving entity in the bank merger. These transactions, if completed, will result in the combination of two community banking organizations focused on customer service, building relationships and enhancing stockholder value.

If the merger is completed, you will have the right to receive, at your election, for each share of HF common stock you own, subject to the proration provisions of the merger agreement, either (i) $19.50 in cash, which we refer to as the “cash consideration,” or (ii) 0.65 shares of Great Western common stock, which we refer to as the “stock consideration.” The total number of shares of HF common stock that will be converted into the stock consideration is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights that will settle in stock prior to the merger), and the remaining 25% of outstanding shares of HF common stock will be converted into the cash consideration.

While the value of the cash consideration is fixed at $19.50 per share of HF common stock, the value of the stock consideration will fluctuate as the market price of Great Western common stock fluctuates before the completion of the merger, and may be more or less than the value of the stock consideration on the date of the special meeting or at the time an election is made, and may be more or less than the value of the cash consideration at the completion of the merger. Based on the closing stock price of Great Western common stock on the New York Stock Exchange, which we refer to as the “NYSE,” on November 30, 2015, the last full trading day before the public announcement of the merger, of $30.22, the value of the stock consideration was $19.64. Based on the closing stock price of Great Western common stock on the NYSE on [        ], the latest practicable date before the mailing of this proxy statement/prospectus, of $[        ], the value of the stock consideration was $[        ]. You should obtain current stock price quotations for Great Western common stock and HF common stock before you vote at the special meeting. Great Western common stock is listed on the NYSE and quoted under the symbol “GWB.” HF common stock is listed on The NASDAQ Global Market and quoted under the symbol “HFFC.”

The merger cannot be completed unless the merger agreement is adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of HF common stock entitled to vote thereon at the special meeting of HF stockholders to be held on [        ] at [        ], Central Time, at [        ].

Your vote is very important, regardless of the number of shares of HF common stock you own. To ensure your representation at the special meeting, please take time to vote by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting.

HF’s board of directors unanimously recommends that HF stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the other matters to be considered at the special meeting. In considering the recommendation of the board of directors of HF, you should be aware that certain directors and executive officers of HF have interests in the merger that may be different from, or in addition to, the interests of HF stockholders generally. See the section entitled “Interests of HF’s Directors and Executive Officers in the Merger” beginning on page 122 of the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus describes the special meeting of HF stockholders, the merger, the documents relating to the merger and other related matters. Please read carefully the entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 43, for a discussion of the risks relating to the proposed merger, and the Annexes and documents incorporated by reference into the proxy statement/prospectus.

If you have any questions regarding the merger or the accompanying proxy statement/prospectus, you may contact HF’s proxy solicitor:

Innisfree M&A Incorporated
Stockholders call toll-free at (888) 750-5834
Brokers and banks call collect at (212) 750-5833

Sincerely,

/s/ Michael M. Vekich

Michael M. Vekich
Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS, NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying proxy statement/prospectus is dated [        ] and is first being mailed to HF stockholders on or about [        ].

HF FINANCIAL CORP.
225 South Main Avenue
Sioux Falls, South Dakota 57104

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on ____________________, 2016

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of HF Financial Corp., a Delaware corporation, or “HF,” will be held on [        ], at [        ], Central Time, at [        ], to consider and vote upon the following matters:

1.
a proposal to adopt the Agreement and Plan of Merger, dated as of November 30, 2015, as it may be amended from time to time, which we refer to as the “merger agreement,” between HF and Great Western Bancorp, Inc., a Delaware corporation, or “Great Western,” providing for Great Western’s acquisition of HF through the merger of HF with and into Great Western, which we refer to as the “merger;”

2.	a proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to HF’s named executive officers in connection with the merger; and

3.
a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

The record date for the special meeting is [        ]. Only stockholders of record as of the close of business on [        ] are entitled to notice of, and to vote at, the special meeting. All stockholders of record as of that date are cordially invited to attend the special meeting in person. Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HF common stock entitled to vote thereon at the special meeting. Approval of the merger-related executive compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting; however, such vote is advisory (non-binding) only. Approval of the meeting adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting, whether or not a quorum is present. HF stockholders must approve the merger proposal in order for the merger to occur. The merger proposal is not conditioned on approval of the merger-related executive compensation proposal.

HF’s board of directors has unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the merger, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of HF and its stockholders, and unanimously recommends that HF stockholders vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to approve the merger-related executive compensation, and “FOR” the proposal to approve adjournment of the special meeting if there are insufficient votes at the time of the special meeting to adopt the merger agreement. In considering the recommendation of the board of directors of HF, you should be aware that certain directors and executive officers of HF have interests in the merger that may be different from, or in addition to, the interests of HF stockholders generally. See the section entitled “Interests of HF’s Directors and Executive Officers in the Merger” beginning on page 122 of the accompanying proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF HF COMMON STOCK THAT YOU OWN. WE CANNOT COMPLETE THE MERGER UNLESS THE HF STOCKHOLDERS VOTE TO ADOPT THE MERGER AGREEMENT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, HF REQUESTS THAT YOU COMPLETE, SIGN, DATE AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE OR SUBMIT YOUR PROXY BY TELEPHONE OR INTERNET PRIOR TO THE SPECIAL MEETING TO ENSURE THAT YOUR SHARES OF HF COMMON STOCK WILL BE REPRESENTED AT THE SPECIAL MEETING. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or attend the special meeting and vote in person, or you fail to provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of HF common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “against” the adoption of the merger agreement.

Under Delaware law, HF stockholders who do not vote in favor of adoption of the merger agreement will have the right to seek appraisal of the fair value of their HF common stock as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for such an appraisal prior to the vote on adoption of the merger agreement and strictly comply with the other Delaware law procedures explained in the accompanying proxy statement/prospectus. See the section entitled “Appraisal Rights” beginning on page 160 of the accompanying proxy statement/prospectus. The applicable Delaware law is reproduced in its entirety in Annex C to the accompanying proxy statement/prospectus.

If you have any questions regarding the merger or the accompanying proxy statement/prospectus, you may contact HF’s proxy solicitor:

Innisfree M&A Incorporated
Stockholders call toll-free at (888) 750-5834
Brokers and banks call collect at (212) 750-5833

By Order of the Board of Directors,

Pamela F. Russo, Corporate Secretary

Sioux Falls, South Dakota
Dated: [        ]

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed by Great Western with the Securities and Exchange Commission, which we refer to as the “SEC,” constitutes a prospectus of Great Western under Section 5 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of Great Western common stock to be issued pursuant to the Agreement and Plan of Merger, dated as of November 30, 2015, between Great Western and HF, as it may be amended from time to time. This document also constitutes a proxy statement of HF under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to the special meeting at which HF stockholders will be asked to consider and vote upon the adoption of the merger agreement.

Great Western has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Great Western, and HF has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to HF.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Great Western and HF have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated [        ], and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to HF stockholders nor the issuance of Great Western common stock pursuant to the merger agreement will create any implication to the contrary.

i

WHERE YOU CAN FIND MORE INFORMATION

Both Great Western and HF file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Great Western or HF files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) 732-0330 for further information on the public reference room. In addition, Great Western and HF file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information under the “Filings” link and then under the heading “Company Filings Search.” You will also be able to obtain these documents, free of charge, from Great Western by accessing Great Western’s website at www.greatwesternbank.com under the “Investor Relations” link and then under the heading “SEC Filings,” or from HF by accessing HF’s website at www.homefederal.com under the “Investor Relations” link and then under the heading “SEC Filings.” The information on Great Western’s and HF’s websites is not part of this proxy statement/prospectus and references to those websites in this proxy statement/prospectus are intended to serve as textual references only.

Great Western has filed a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates by reference documents that Great Western and HF have previously filed with the SEC. These documents contain important information about the companies and their financial condition. See the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus. These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

Great Western Bancorp, Inc. 100 North Phillips Avenue Sioux Falls, South Dakota 57104 Attention: Secretary (605) 373-3151	HF Financial Corp. 225 South Main Avenue Sioux Falls, South Dakota 57104 Attention: Secretary (605) 333-7556

To obtain timely delivery of these documents, you must request the information no later than [ ] in order to receive them before HF’s special meeting of stockholders.

Great Western common stock is traded on the New York Stock Exchange under the symbol “GWB,” and HF common stock is traded on The NASDAQ Global Market under the symbol “HFFC.”

v

ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION PROPOSAL	120
MEETING ADJOURNMENT PROPOSAL	121
INTERESTS OF HF’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	122
MERGER-RELATED EXECUTIVE COMPENSATION	129
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	130
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	139
Tax Consequences of the Merger Generally	140
Possible Treatment of Cash as a Dividend	141
Cash Instead of a Fractional Share	142
Backup Withholding	142
COMPARISON OF STOCKHOLDERS’ RIGHTS	143
DESCRIPTION OF GREAT WESTERN CAPITAL STOCK	153
General	153
Great Western Common Stock and Non-Voting Common Stock	153
Great Western Preferred Stock	155
Authorized but Unissued Great Western Capital Stock	155
Anti-Takeover Effects of Provisions of Applicable Law and Great Western’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws	155
Sole and Exclusive Forum	158
Indemnification and Limitation of Liability	158
Listing	158
Transfer Agent and Registrar	159
APPRAISAL RIGHTS	160

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have about the merger agreement, the merger and the special meeting of HF stockholders, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote at the special meeting. Additional important information is also contained in the Annexes to, and the documents incorporated by reference in, this document. Please see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on pages ii and 171, respectively, of this proxy statement/prospectus.

Q:	What is the Merger Agreement and the Merger About?

A:
HF Financial Corp., a Delaware corporation, which we refer to as “HF,” and Great Western Bancorp, Inc., a Delaware corporation, which we refer to as “Great Western,” have entered into an Agreement and Plan of Merger, dated as of November 30, 2015, as it may be amended from time to time, which we refer to as the “merger agreement.” The merger agreement provides for Great Western’s acquisition of HF through the merger of HF with and into Great Western, with Great Western continuing as the surviving corporation, which we refer to as the “merger.” Immediately following the merger, Home Federal Bank, HF’s wholly owned bank subsidiary, will merge with and into Great Western Bank, Great Western’s wholly owned bank subsidiary, with Great Western Bank continuing as the surviving entity, which we refer to as the “bank merger.”

The merger agreement must be adopted by the HF stockholders in order to complete the merger. Consequently, HF is holding a special meeting of its stockholders, which we refer to as the “special meeting,” to consider and vote on adoption of the merger agreement and other matters related to the merger, and you are receiving this proxy statement/prospectus in connection with the special meeting.

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:
HF is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of common stock, par value $0.01 per share, of HF, which we refer to as the “HF common stock,” with respect to adoption of the merger agreement and the other matters to be considered at the special meeting. The merger cannot be completed unless HF’s stockholders vote to adopt the merger agreement. Information about the special meeting, the merger and other business to be considered by the stockholders at the special meeting is contained in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and you should read the information contained in this proxy statement/prospectus, including the merger agreement, carefully and in its entirety to help you decide how to vote at the special meeting. The enclosed proxy card allows HF stockholders to vote their shares without attending the special meeting in person.

This document constitutes both a proxy statement of HF and a prospectus of Great Western. It is a proxy statement because the board of directors of HF, which we refer to as the “HF board,” is soliciting proxies from its stockholders using this document. It is a prospectus because Great Western, in connection with the merger, will be issuing its common stock, par value $0.01 per share, which we refer to as the “Great Western common stock,” as part of the merger consideration to be received by the HF stockholders.

Q:	What am I being asked to vote on at the special meeting?

A:	HF is holding the special meeting to ask its stockholders to consider and vote upon the following matters:

•	a proposal to adopt the merger agreement, which we refer to as the “merger proposal;”

•
a proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to HF’s named executive officers in connection with the merger, which we refer to as the “merger-related executive compensation proposal;” and

•
a proposal to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement, which we refer to as the “meeting adjournment proposal.”

The vote on the merger proposal is separate from the vote on the merger-related executive compensation proposal. You may vote “for” the merger proposal and “against” the merger-related executive officer compensation proposal and vice versa. You also may vote on the merger proposal and abstain from voting on the merger-related executive compensation proposal and vice versa.

Q:	Does my vote matter?

A:
Yes. The merger cannot be completed unless the merger agreement is adopted by the HF stockholders. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or if your shares are held in “street name” and you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “against” the merger proposal. The HF board unanimously recommends that stockholders vote “FOR” approval of the merger proposal.

Q:	What is the vote required to approve each proposal at the special meeting?

A:	The vote requirements for each of the proposals to be considered at the special meeting are as follows:

Merger proposal:

Approval requirement: Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HF common stock entitled to vote on the proposal at the special meeting.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the merger proposal, it will have the same effect as a vote “against” the proposal.

Merger-related executive compensation proposal:

Approval requirement: Approval of the advisory (non-binding) merger-related executive compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the merger-related executive compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the outcome of the proposal.

Meeting adjournment proposal:

Approval requirement: Approval of the meeting adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting, whether or not a quorum is present.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the meeting adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the outcome of the proposal.

See the section entitled, “Information About the Special Meeting - Vote Required” beginning on page 54 of this proxy statement/prospectus.

Q:	How does the HF board recommend that I vote at the special meeting?

A:
The HF board unanimously recommends that you vote “FOR” approval of the merger proposal, “FOR” approval, by advisory (non-binding) vote, of the merger-related executive compensation proposal and “FOR” approval of the meeting adjournment proposal. See the section entitled “The Merger - Recommendation of the HF Board and Reasons for the Merger” beginning on page 67 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or over the Internet. Information and applicable deadlines for voting by telephone or over the Internet are set forth in the enclosed proxy card instructions.

If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you must direct your bank, brokerage firm or other nominee how to vote in accordance with the instructions you have received from them. “Street name” stockholders who wish to vote in person at the special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What will I receive if the merger is completed?

A:
If the merger is completed, each share of HF common stock outstanding immediately prior to the effective time of the merger, except for shares of HF common stock with respect to which appraisal rights have been properly exercised, which we refer to as “HF dissenting shares,” and shares of HF common stock held by HF as treasury stock or owned by Great Western, will be converted into the right to receive either (i) $19.50 in cash, without interest, which we refer to as the “cash consideration,” or (ii) 0.65 shares of Great Western common stock, which we refer to as the “stock consideration,” based on the holder’s election and subject to the proration provisions of the merger agreement. We refer to the cash consideration and the stock consideration together as the “merger consideration.” HF stockholders may elect to receive all cash, all stock, or cash for some of the shares they own and stock for the remainder of their shares, subject to the election and proration procedures set forth in the merger agreement.

The total number of shares of HF common stock that will be converted into the stock consideration is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights that will settle in stock prior to the merger), and the remaining 25% of outstanding shares of HF common stock will be converted into the cash consideration. As a result, if the aggregate number of shares with respect to which a valid stock or cash election has been made exceeds these limits, stockholders who elected the form of consideration that has been oversubscribed will receive a mixture of both stock or cash consideration in accordance with the proration procedures set forth in the merger agreement. Cash will be paid in lieu of fractional shares of Great Western common stock that would otherwise be issued as part of the stock consideration. See the sections entitled “The Merger Agreement - Merger Consideration and Elections; Fractional Shares; and Proration of Merger Consideration” beginning on pages 89, 93 and 93, respectively, of this proxy statement/prospectus.

Q:	What is the exchange ratio?

A:
The exchange ratio is used to determine the number of shares of Great Western common stock that HF stockholders who receive the stock consideration will be entitled to receive for each of their shares of HF common stock that are converted into the stock consideration. The exchange ratio is 0.65, as set forth in the merger agreement, and means that a HF stockholder who is entitled to receive the stock consideration for some or all of its shares of HF common stock will receive 0.65 shares of Great Western common stock for each share of HF common stock converted into the right to receive the stock consideration.

Q:	What is the value of the per share merger consideration and will the value of the stock consideration fluctuate prior to completion of the merger?

A:
The value of the cash consideration is fixed at $19.50. However, the value of the stock consideration will fluctuate as the market price of Great Western common stock fluctuates before the completion of the merger. This price will not be known at the time of the special meeting and may be more or less than the current price of Great Western common stock or the price of Great Western common stock at the time of the special meeting or at the time an election is made, and the value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger. The total number of shares of HF common stock that will be converted into the stock consideration is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights that will settle in stock prior to the merger), and the remaining 25% of outstanding shares of HF common stock will be converted into the cash consideration. As a result, if the aggregate number of shares with respect to which a valid stock or cash election has been made exceeds these limits, stockholders who elected the form of consideration that has been oversubscribed will receive a mixture of both stock and cash consideration in accordance with the proration procedures set forth in the merger agreement.

Based on the closing stock price of Great Western common stock on the New York Stock Exchange, which we refer to as the “NYSE,” on November 30, 2015, the last full trading day before the public announcement of the merger, of $30.22, the value of the stock consideration was $19.64 on that date. Based on the closing stock price of Great Western common stock on the NYSE on [        ], the latest practicable date before the mailing of this proxy statement/prospectus, of $[        ], the value of the stock consideration was $[        ] on that date. We urge you to obtain current market quotations for shares of Great Western common stock and HF common stock. See the sections entitled “The Merger Agreement - Merger Consideration and Elections; and Proration of Merger Consideration” beginning on pages 89 and 93, respectively, of this proxy statement/prospectus.

Q:	What happens if I am eligible to receive a fraction of a share of Great Western common stock as part of the per share stock consideration?

A:
If the aggregate number of shares of Great Western common stock that you are entitled to receive as part of the per share stock consideration includes a fraction of a share of Great Western common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement - Fractional Shares” beginning on page 93 of this proxy statement/prospectus.

Q:	What will holders of HF stock appreciation rights receive in the merger?

A:
HF has granted stock appreciation rights to a number of its employees, including the certain executive officers, and these stock appreciation rights, which we refer to as the “HF stock appreciation rights,” will be settled prior to the merger through the issuance of shares of HF common stock to the holders of these rights. These newly-issued shares of HF common stock will be converted into the right to receive the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the merger agreement. See the section entitled “The Merger Agreement - Treatment of HF Stock Appreciation Rights” beginning on page 100 of this proxy statement/prospectus.

Q:	How do I make an election to receive cash or Great Western common stock for my HF common stock?

A:
HF stockholders, including holders of HF stock appreciation rights that will settle in HF common stock prior to the merger, will be mailed an election form, including transmittal materials, at least twenty (20) business days prior to the anticipated election deadline, that contains instructions for making an election to have your shares of HF common stock converted into cash, Great Western common stock or a combination of both, as well as instructions for surrendering your shares in exchange for the merger consideration. Unless otherwise agreed to in advance by Great Western and HF, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Great Western and HF agree is as near as practicable to three (3) business days prior to the expected closing date of the merger. Great Western and HF will issue a press release announcing the date of the election deadline at least five (5) business days prior to, and no more than fifteen (15) business days before, the election deadline. If you own shares of HF common stock in “street name” through a bank, brokerage firm or other nominee, you should follow the instructions of the bank, brokerage firm or other nominee for making an election with respect to your shares. That deadline may be earlier than the election deadline specified above. See the sections entitled “The Merger Agreement - Merger Consideration and Elections; and Election Process for Merger Consideration” beginning on pages 89 and 93, respectively, of this proxy statement/prospectus.

Q:	Can I change my election as to the form of merger consideration?

A:
Yes. You can change your election as to the form of merger consideration you wish to receive by submitting a new election form to the exchange agent. For a change to be effective, the exchange agent must receive your new election form before the election deadline.

Q:	What happens if I fail to make a valid election as to whether to receive cash or stock?

A:
If you do not return a properly completed election form by the election deadline (accompanied by duly executed transmittal materials included in the election form), together with, if applicable, stock certificates or an appropriate guarantee of delivery of such stock certificates, your shares of HF common stock will be considered “non-election shares” and will be converted into the right to receive the cash consideration or the stock consideration according to the proration procedures set forth in the merger agreement. Any HF stockholder who has been issued physical stock certificate(s) and who fails to submit its physical stock certificate(s) (or provided an appropriate guarantee of delivery) with an election form prior to the election deadline will be treated as holding “non-election shares.”

Q:	Will I receive the form of consideration I elect?

A:
You may not receive the form of consideration that you elect in the merger. The merger agreement provides that 75% of the outstanding shares of HF common stock (including shares of HF common stock to be issued in connection with HF stock appreciation rights that will settle in stock prior to the merger) will be converted into the stock consideration, with the remaining 25% of outstanding shares to be converted into the cash consideration. Pursuant to these requirements, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, holders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement.

Q:	What will happen to HF as a result of the merger?

A:
If the merger is completed, HF will be merged with and into Great Western, with Great Western surviving the merger as the surviving corporation. As a result of the merger, HF’s corporate existence will cease and all of its assets, liabilities and obligations will automatically become assets, liabilities and obligations of Great Western by operation of law. Also, as a result of the merger, HF will no longer be a publicly held company. Following the merger, HF common stock will be delisted from The NASDAQ Global Market, which we refer to as the “NASDAQ Market,” and deregistered under the Exchange Act.

Q:	What will happen to Home Federal Bank as a result of the bank merger?

A:
Immediately following completion of the merger, Home Federal Bank, HF’s wholly owned bank subsidiary, will merge with and into Great Western Bank, Great Western’s wholly owned bank subsidiary, with Great Western Bank being the surviving entity of the bank merger. As a result of the bank merger, Home Federal Bank’s corporate existence will cease and all of its assets (including its loan portfolio), liabilities (including its deposit accounts) and other obligations will automatically become assets, liabilities and obligations of Great Western Bank by operation of law.

Q:	What equity stake will HF stockholders hold in Great Western immediately following the merger?

A:
Based on the number of issued and outstanding shares of Great Western common stock and HF common stock as of the date of this proxy statement/prospectus, together with shares of HF common stock to be issued in connection with HF stock appreciation rights that will settle in stock prior to the merger, we expect that HF stockholders immediately prior to the closing of the merger will hold, in the aggregate, approximately 5.9% of the issued and outstanding shares of Great Western common stock immediately following the closing of the merger (without giving effect to any shares of Great Western common stock held by HF stockholders prior to the merger).

Q:	What are the conditions to completion of the merger?

A:
In addition to the approval of the merger proposal by HF stockholders at the special meeting, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals, the absence of any event, change or development prior to the merger that could have a material adverse effect on HF, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Great Western’s and HF’s performance of their respective obligations under the merger agreement in all material respects, receipt of consents from counterparties to certain contracts of HF that will continue in effect after the merger and each of Great Western’s and HF’s receipt of an opinion of their respective legal counsel regarding the tax aspects of the merger. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement - Conditions to Completion of the Merger” beginning on page 111 of this proxy statement/prospectus.

Q:	When is the merger expected to be completed?

A:
Subject to the satisfaction or waiver of the closing conditions described above, including the approval of the merger proposal by HF stockholders at the special meeting and the receipt of all required regulatory approvals, Great Western and HF expect that the merger will be completed during the second quarter of 2016. However, it is possible that factors outside the control of both companies, including whether or when the required regulatory approvals will be received, could result in the merger being completed at a different time or not at all.

Q:	How will I receive the merger consideration to which I am entitled?

A:
HF stockholders including holders of HF stock appreciation rights that will settle in HF common stock prior to the merger, will be mailed an election form, including transmittal materials, at least twenty (20) business days prior to the anticipated election deadline so as to permit each HF stockholder to exercise its right to make an election prior to the election deadline. The election form will allow HF stockholders to make cash or stock elections or a combination of both with respect to their shares of HF common stock.

To make a valid election, a HF stockholder must submit a properly completed election form (including duly executed transmittal materials included in the election form), together with, if applicable, stock certificates or an appropriate guarantee of delivery of such stock certificates, so that it is received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. Holders of HF stock appreciation rights will not be required to deliver stock certificates or an appropriate guarantee for the shares underlying such awards. Shares of HF common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares.

As promptly as practicable (and no later than five (5) business days) after the effective time of the merger, the exchange agent will mail to each holder of record of shares of HF common stock that has not previously submitted an election form and stock certificates or guarantee of delivery of stock certificates, a letter of transmittal and instructions relating to receipt of the merger consideration.

After receiving the proper documentation, following the effective time, the exchange agent will forward to each holder of record of shares of HF common stock who properly surrender their stock certificates or book entry shares to the exchange agent, together with a properly completed and duly executed election form or letter of transmittal, as applicable, the cash, the Great Western common stock or combination of cash and Great Western common stock to which such holder is entitled. More information on the election procedures and on the documentation HF stockholders are required to deliver to the exchange agent may be found under the captions “The Merger Agreement - Election Process for Merger Consideration; and Exchange and Payment Procedures” beginning on pages 97 and 98, respectively, of this proxy statement/prospectus.

Q:	What are the United States federal income tax consequences of the merger to HF stockholders?

A:
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” and it is a condition to the respective obligations of Great Western and HF to complete the merger that each of them receive a legal opinion to that effect. Accordingly, a HF stockholder that receives solely Great Western common stock as merger consideration generally will not recognize any gain or loss. A HF stockholder that receives solely cash as merger consideration generally will recognize gain or loss in an amount equal to the excess of the amount of cash received over that holder’s adjusted basis in its shares of HF common stock surrendered. Further, a HF stockholder that receives both stock and cash generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Great Western common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of HF common stock surrendered) and (2) the amount of cash received pursuant to the merger. Finally, a HF stockholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Great Western common stock that the HF stockholder would otherwise be entitled to receive. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 139 of this proxy statement/prospectus.

The United States federal income tax consequences described above may not apply to all holders of HF common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Will my shares of Great Western common stock acquired in the merger receive a dividend?

A:
After the closing of the merger, as a holder of Great Western common stock (to the extent you receive any stock consideration) you will receive the same dividends on shares of Great Western common stock that all other holders of shares of Great Western common stock will receive with respect to any dividend with record date that occurs after the merger is completed.

Until HF stock certificates or book entry shares are surrendered to the exchange agent in accordance with the instructions provided in the transmittal materials, former HF stockholders will not be entitled to be paid dividends with a record date after the closing of the merger that is otherwise payable on the shares of Great Western common stock into which their shares of HF common stock are exchangeable.

Any such payment of dividends by Great Western would require approval by the Great Western board of directors, which we refer to as the “Great Western board,” and the Great Western board may change its dividend policy at any time. See the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page 39 of this proxy statement/prospectus for a comparison of the historical dividend practices of the two companies.

Q:
Why am I being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to HF’s named executive officers in connection with the merger?

A:
Under SEC rules, HF is required to seek an advisory (non-binding) vote of its stockholders with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger. The merger-related executive compensation proposal gives you the opportunity to express your view on the merger-related compensation of HF’s named executive officers. HF stockholders are not required to approve the merger-related executive compensation proposal in order for the merger to occur. If HF stockholders fail to approve this proposal, but approve the merger proposal, the merger may nevertheless occur.

Q:	What will happen if HF stockholders do not approve the merger-related executive compensation proposal?

A:
Approval of the merger-related executive compensation proposal is not a condition to completion of the merger. The vote is an advisory vote only and will not be binding on HF or Great Western as the surviving corporation in the merger. If the merger is completed, the merger-related compensation will be paid to HF’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements and the outcome of the advisory (non-binding) vote will not affect HF or Great Western’s obligations to make these payments even if HF stockholders do not approve, by advisory (non-binding) vote, the proposal.

Q:	Do any of HF’s directors or executive officers have interests in the merger that may differ from those of HF stockholders generally?

A:
HF’s directors and executive officers have interests in the merger that are different from, or in addition to, those of HF stockholders generally. The members of the HF board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that HF stockholders adopt the merger agreement. For a description of these interests, refer to the section entitled “Interests of HF’s Directors and Executive Officers in the Merger” beginning on page 122 of this proxy statement/prospectus.

Q:	Are there any voting agreements in place with HF stockholders?

A:
Each member of the HF board and each named executive officer of HF has entered into a stockholder voting agreement with Great Western whereby these individuals have agreed to vote their shares of HF common stock for approval of the merger proposal and to not sell or otherwise dispose of their shares of HF common stock so long as the merger agreement remains in effect.

Q:	When and where is the special meeting of HF stockholders?

A:
The special meeting will be held on [        ], at [        ], Central Time, at [        ]. For additional information about the special meeting, see the section entitled “Information About the Special Meeting” beginning on page 53 of this proxy statement/prospectus.

Q:	Who can vote at the special meeting?

A:
All holders of record of HF common stock as of the close of business on [        ], the record date for the special meeting, which we refer to as the “record date,” are entitled to receive notice of, and to vote at, the special meeting.

Q:	How many votes do I have?

A:
Each HF stockholder is entitled to one vote for each share of HF common stock held of record as of the record date, subject to certain limitations that would apply in the case of any stockholder who is the beneficial owner of more than ten percent (10%) of the outstanding shares of HF common stock as of the record date. As of the close of business on the record date, there were [        ] outstanding shares of HF common stock entitled to vote at the special meeting.

Q:	What constitutes a quorum for the special meeting?

A:
The presence, in person or represented by proxy, of stockholders with power to cast one-third (1/3) of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of establishing a quorum.

Q:	How can I cast my vote?

A:	Stockholder of Record. If you are a stockholder of record, you may have your shares of HF common stock voted on the matters to be presented at the special meeting in the following ways:

•
by telephone (toll-free) or Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or Internet. Proxies delivered by telephone or via the Internet must be submitted by 1:00 a.m., Eastern Time, on the day of the special meeting;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	by attending the special meeting in person and casting your vote there.

Beneficial Owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you to vote your shares. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Shares of HF common stock held in the HF Financial Corp. Stock Fund in the HF Financial Corp. Retirement Savings Plan will be voted by the plan trustee, Home Federal Bank, pursuant to the instructions of the applicable participant; the plan trustee is permitted to vote any allocated shares for which instructions have not been given by a participant.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your shares of HF common stock are registered directly in your name with the transfer agent of HF, Computershare Inc., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, to grant a proxy for your vote directly to HF or to a third party to vote at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, information describing the procedure for voting your shares. You should follow those instructions to vote your shares. You are invited to attend the special meeting; however, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of HF common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
Your bank, brokerage firm or other nominee will only be permitted to vote your shares of HF common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the instructions provided by your bank, brokerage firm or other nominee regarding the voting of your shares of HF common stock. In accordance with the rules of the NASDAQ Market, banks, brokerage firms and other nominees who hold shares of HF common stock in street name for their customers only have authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the merger proposal, the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation, and meeting adjournment proposal. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees will not be empowered to vote shares of HF common stock at the special meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “against” the merger proposal, and will not have an effect on the votes with respect to the merger-related executive compensation proposal or the meeting adjournment proposal.

Q:	How can I change or revoke my vote?

A:
You have the right to revoke a proxy, whether delivered by telephone, over the Internet or by mail, at any time before it is exercised, and your last vote is the vote that will be counted. If you are a HF stockholder of record, you can write to HF’s Corporate Secretary, 225 South Main Avenue, Sioux Falls, South Dakota 57104, Attention: Pamela F. Russo, stating that you wish to revoke your proxy and requesting another proxy card. If you submitted your proxy by telephone or over the Internet, you can revoke your proxy by voting again by telephone or over the Internet. If you hold your shares through a bank, brokerage firm or other nominee, you can revoke your proxy by contacting the bank, brokerage firm or other nominee and asking for a new proxy card. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance at the stockholder meeting alone will not of itself constitute a revocation of your proxy.

Q:	If I give a proxy, how will my shares of HF common stock be voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of HF common stock in the way that you indicate. When completing the telephone or Internet processes or the proxy card, you may specify whether your shares of HF common stock should be voted “for” or “against” each of the proposals to be considered at the special meeting, or whether your shares should “abstain” from voting on, some or all of such proposals.

If you properly sign your proxy card but do not mark the boxes on a given proposal showing how your shares should be voted on that proposal, the shares represented by your properly signed proxy will be voted, as applicable, “FOR” approval of the merger proposal, “FOR” approval of the merger-related executive compensation proposal, and/or “FOR” approval of the meeting adjournment proposal.

Q:	What should I do if I receive more than one set of voting materials?

A:
If you hold shares of HF common stock in “street name” and also directly as a record holder or otherwise, or if you hold shares of HF common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of HF common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the instructions provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	How may I gain entry into the special meeting?

A:
If you plan to attend the special meeting, please vote your proxy ahead of time by mailing in your proxy card, or vote by telephone or Internet. If your shares of HF common stock are held in the name of a bank, brokerage firm or other nominee, you will need proof of ownership of your shares of HF common stock to attend the special meeting. A recent bank or brokerage account statement indicating your holdings of HF common stock is an example of proof of ownership. HF will admit you only upon verification that you are a HF stockholder and upon presentation of a valid picture identification (such as driver’s license or passport). No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting.

Q:	What happens if I sell my shares of HF common stock before the special meeting?

A:
The record date for the special meeting is earlier than both the date of the special meeting and the effective time of the merger. If you transfer your shares of HF common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting, but you will transfer the right to receive the per share merger consideration to the person to whom you transfer your shares. In order to receive the per share merger consideration, you must hold your shares at the effective time of the merger. You will not be able to sell any shares of HF common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent.

Q:	Will I still be paid dividends on my HF common stock prior to the merger?

A:
HF has historically paid quarterly dividends to its stockholders. Under the terms of the merger agreement, HF is entitled to continue paying its usual and customary cash dividends to its stockholders in amounts and at times consistent with past practice, subject to the discretion of the HF board in declaring and paying such dividends.

Q:	Am I entitled to assert appraisal rights in connection with the merger?

A:
Yes, you are entitled to assert appraisal rights under Section 262 of the Delaware General Corporation Law, which we refer to as the “DGCL,” provided that you do not vote in favor of merger proposal, submit a written demand for appraisal prior to the special meeting and otherwise strictly comply with procedures contained in Section 262 of the DGCL. More information regarding these appraisal rights is provided in this proxy statement/

prospectus, and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures are attached in their entirety as Annex C to this proxy statement/prospectus. You should read these provisions carefully and in their entirety. See the section entitled “Appraisal Rights” beginning on page 160 of this proxy statement/prospectus.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:
HF has engaged Innisfree M&A Incorporated, which we refer to as “Innisfree”, to act as its proxy solicitor and information agent and to assist in the solicitation of proxies for the special meeting. HF has agreed to pay Innisfree approximately $18,000 plus certain fees and expenses for the services it will perform in connection with the special meeting and also will indemnify Innisfree against certain claims, costs, damages, liabilities, judgments and expenses. HF may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of HF common stock.

HF’s directors, officers and employees also may solicit proxies by telephone, email, facsimile, US mail, through the Internet or in person. They will not be paid any additional amounts for soliciting proxies. HF will also request that banks, brokerage firms and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of HF common stock.

Q:	Should I send in my stock certificates now?

A:
No, please do NOT return your stock certificate(s) with your proxy. You will be provided at a later date with an election form and instructions regarding the surrender of your stock certificates. You should then, prior to the election deadline, send your stock certificates to the exchange agent, together with your completed and signed election form.

Q:	Where can I find the voting results of the special meeting?

A:
The preliminary voting results will be announced at the special meeting. In addition, within four (4) business days following certification of the final voting results, HF will file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are there any risks that I should consider in deciding whether to vote for approval of the merger proposal?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 43 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of Great Western and HF contained in the documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:
If the merger is not completed, HF will remain an independent public company, the HF stockholders will continue to own their shares of HF common stock and the common stock will continue to be listed and traded on the NASDAQ Market. In the absence of the merger being completed, the HF stockholders will not receive the merger consideration for their shares. Under specified circumstances, HF may be required to pay Great Western a fee with respect to the termination of the merger agreement, as described under the section entitled “The Merger Agreement - Termination Fee” beginning on page 115 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:
If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of HF common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact HF’s proxy solicitor:

Innisfree M&A Incorporated
Stockholders call toll-free at (888) 750-5834
Brokers and banks call collect at (212) 750-5833

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a HF stockholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its Annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the sections entitled “Where You Can Obtain More Information” and “Incorporation of Certain Documents by Reference” beginning on pages ii and 171, respectively, of this proxy statement/prospectus.

Parties to the Merger (Page 58)

HF Financial Corp.
225 South Main Avenue
Sioux Falls, South Dakota 51704
(605)333-7556

HF is a bank holding company organized under Delaware law and headquartered in Sioux Falls, South Dakota. HF provides a diversified range of financial services to its customers, primarily through its wholly owned bank subsidiary, Home Federal Bank. Home Federal Bank is a South Dakota state chartered bank that was converted from a federally chartered savings association in February, 2015. Home Federal Bank was established in 1929 and conducts its operations through 23 branch offices located in three states, with 20 offices located in central and eastern South Dakota, one office located in Fargo, North Dakota and two offices located in Bloomington and Marshall, Minnesota. Home Federal Bank provides consumer and business banking products and services, including an array of deposit accounts and loan products, as well as trust and wealth management services. HF also provides financial and insurance products and equipment lease financing through other subsidiaries. HF is subject to regulation by the Federal Reserve Board, which we refer to as the “Federal Reserve,” under the Bank Holding Company Act of 1956, as amended, which we refer to as the “BHC Act,” as well as by the Federal Deposit Insurance Corporation, which we refer to as the “FDIC,” and the South Dakota Division of Banking, which we refer to as the “South Dakota DOB.” Home Federal Bank’s deposits are insured up to applicable limits by the FDIC and it is subject to primary supervision, regulation and examination by the FDIC and the South Dakota DOB.

As of December 31, 2015, HF had total consolidated assets of $1.17 billion, total consolidated loans and leases of $906 million, total consolidated deposits of $942 million and total consolidated stockholders’ equity of $108 million.

HF common stock is listed on the NASDAQ Market under the symbol “HFFC.” Additional information about HF, its business, financial condition and results of operations can be found in documents HF files with the SEC. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on pages ii and 171, respectively, of this proxy statement/prospectus.

Great Western Bancorp, Inc.
100 North Phillips Avenue
Sioux Falls, South Dakota 51704
(605) 334-2548

Great Western is a bank holding company organized under Delaware law and headquartered in Sioux Falls, South Dakota. Great Western’s business model focuses on relationship-based business and agribusiness banking products and services, complimented by retail banking and wealth management services. These products and services are provided through its wholly owned bank subsidiary, Great Western Bank. Great Western Bank is a South Dakota state chartered bank established in 1935 that conducts operations through 155 branch offices located in the states of South Dakota, Iowa, Nebraska, Colorado, Arizona, Kansas and Missouri. Great Western is subject to regulation by the Federal Reserve under the BHC Act, as well as by the FDIC and the South Dakota DOB. Great Western Bank’s deposits are insured up to applicable limits by the FDIC and it is subject to primary supervision, regulation and examination by the FDIC and the South Dakota DOB.

Prior to the initial public offering of Great Western common stock in October, 2014, Great Western was an indirect wholly owned subsidiary of National Australia Bank Limited, which we refer to as “NAB.” Through the course of Great Western’s initial public offering and two other public offerings and a concurrent transaction in which Great Western repurchased shares of its common stock from NAB, NAB divested all its holdings of Great Western’s common stock as of July 31, 2015.

As of December 31, 2015, Great Western had total consolidated assets of $9.95 billion, total consolidated loans of $7.53 billion, total consolidated deposits of $7.66 billion and total consolidated stockholders equity of $1.47 billion.

Great Western common stock is listed on the NYSE under the symbol “GWB.” Additional information about Great Western, its business, financial condition and results of operations can be found in documents Great Western files with the SEC. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on pages ii and 171, respectively, of this proxy statement/prospectus.

The Merger and the Merger Agreement (Page 60)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

If the merger agreement is adopted by the HF stockholders and the merger is subsequently completed, HF will merge with and into Great Western, with Great Western surviving the merger as the surviving corporation. Immediately thereafter, Home Federal Bank, HF’s wholly owned bank subsidiary, will merge with and into Great Western Bank, Great Western’s wholly owned bank subsidiary, with Great Western Bank being the surviving entity in the bank merger.

Merger Consideration (Page 60)

Upon completion of the merger, each share of HF common stock outstanding immediately prior to the effective time of the merger, except for HF dissenting shares and shares of HF common stock held by HF as treasury stock or owned by Great Western, will be converted into the right to receive, at the holder’s election and subject to the proration provisions of the merger agreement, either (i) the cash consideration consisting of $19.50 in cash, without interest, or (ii) the stock consideration consisting of 0.65 shares of Great Western common stock. HF stockholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the merger agreement. The total number of shares of HF common stock that will be converted into the stock consideration is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights that will settle in stock prior to the merger), and the remaining 25% of outstanding shares of HF common stock will be converted into the cash consideration. As a result, if the aggregate number of shares with respect to which a valid cash or stock election has been made exceeds these limits, HF stockholders who elected the form of consideration that has been oversubscribed will receive a mixture of both cash and stock consideration in accordance with the proration procedures set forth in the merger agreement.

The value of the cash consideration is fixed at $19.50 and will not change prior to completion of the merger. However, the value of the stock consideration will fluctuate as the market price of Great Western common stock fluctuates before the completion of the merger. Consequently, the value of the stock consideration at the time of the merger will not be known at the time of the special meeting and may be more or less than the current price of Great Western common stock or the price of Great Western common stock at the time of the special meeting or at the time HF stockholders make an election on the form of merger consideration to be received, and the value of the stock consideration may ultimately be more or less than the value of the cash consideration at the completion of the merger.

Set forth below is a table showing the value of the cash consideration, the hypothetical value of the stock consideration and the hypothetical value of a mixed stock/cash election based on a range of market prices for Great Western common stock. The table does not reflect the fact that cash will be paid instead of fractional shares of Great Western common stock.

Great Western Common Stock	HF Common Stock
	Stock Election: Stock Consideration Per Share		Cash Election: Cash Consideration Per Share	Mixed Election (75% Stock Consideration and 25% Cash Consideration) Hypothetical Value per Share (3)
Hypothetical Closing Prices	Shares of Great Western Common Stock	Hypothetical Value (1)(2)
$20.00	0.65	$13.00	$19.50	$14.63
$21.00	0.65	$13.65	$19.50	$15.11
$22.00	0.65	$14.30	$19.50	$15.60
$23.00	0.65	$14.95	$19.50	$16.09
$24.00	0.65	$15.60	$19.50	$16.58
$25.00	0.65	$16.25	$19.50	$17.06
$26.00	0.65	$16.90	$19.50	$17.55
$27.00	0.65	$17.55	$19.50	$18.04
$28.00	0.65	$18.20	$19.50	$18.53
$29.00	0.65	$18.85	$19.50	$19.01
$30.00	0.65	$19.50	$19.50	$19.50
$31.00	0.65	$20.15	$19.50	$19.99
$32.00	0.65	$20.80	$19.50	$20.48
$33.00	0.65	$21.45	$19.50	$20.96
$34.00	0.65	$22.10	$19.50	$21.45
$35.00	0.65	$22.75	$19.50	$21.94
$36.00	0.65	$23.40	$19.50	$22.43
$37.00	0.65	$24.05	$19.50	$22.91
$38.00	0.65	$24.70	$19.50	$23.40
$39.00	0.65	$25.35	$19.50	$23.89
$40.00	0.65	$26.00	$19.50	$24.38
(1) Hypothetical value based on hypothetical closing price of Great Western common stock on the NYSE.
(2) HF is entitled to terminate the merger agreement under certain circumstances based on a decline in the market price of Great Western common stock relative to certain thresholds specified in the merger agreement with respect to both the market price of Great Western common stock and the performance of a market index comprised of bank holding company stocks. See the section entitled “The Merger Agreement - Termination of the Merger Agreement” beginning on page 113 of this proxy statement/prospectus.

(3) Assumes a HF stockholder has made a valid “mixed” election to receive 75% stock consideration and 25% cash consideration on an aggregate basis and presents the implied per-share value that would be received based on the hypothetical value of Great Western common stock at the listed closing prices on the NYSE. For example, if the hypothetical value of Great Western common stock was $25.00 per share, the implied per-share value of a mixed election (75% stock/25% cash) would be $17.06 (25.00 x .65 x .75 + $19.50 x .25 = $17.06).

The examples above are illustrative only. The value of the stock consideration that a HF stockholder actually receives will be based on the actual closing price on the NYSE of Great Western common stock upon completion of the merger, which may be outside the range of the amounts set forth above and, as a result, the actual value of the stock consideration per share of HF common stock may not be shown in the above table.

HF Stockholders Must Properly Complete and Deliver the Election Form (Sent at a Later Date) in Order to Make a Valid Election on the Form of Merger Consideration to be Received (Page 97)

HF stockholders, including holders of HF stock appreciation rights that will settle in HF common stock prior to the merger, will receive at a later date an election form, including transmittal materials, with instructions for making cash and stock elections and surrendering shares of HF common stock for the merger consideration. HF stockholders must properly complete and deliver to the exchange agent the election form along with their stock certificates (or a properly completed notice of guaranteed delivery). The election form will also include delivery instructions with respect to any shares held in book-entry form. HF stockholders should NOT send their stock certificates with their proxy card.

Election forms and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline. Unless otherwise agreed to in advance by Great Western and HF, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Great Western and HF agree is as near as practicable to three (3) business days prior to the expected closing date of the merger. Great Western and HF will issue a press release announcing the date of the election deadline at least five (5) business days prior to, and no more than fifteen (15) business days before, the election deadline. If you own shares of HF common stock in “street name” through a bank, brokerage firm or other nominee, you should follow the instructions of the bank, brokerage firm or other nominee for making an election with respect to your shares. That deadline may be earlier than the election deadline specified above. If your properly completed election form, together with, if applicable, your physical stock certificates or a guarantee of delivery, is not received by the exchange agent by the election deadline, you will be treated as if you had not made an election and your shares will be converted into the right to receive the cash consideration or the stock consideration according to the proration procedures set forth in the merger agreement.

Once HF stockholders have tendered their stock certificates to the exchange agent, they may not transfer their shares of HF common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

Treatment of HF Stock Appreciation Rights (Page 100)

Prior to the merger, the HF stock appreciation rights, which consist of stock appreciation rights granted by HF to a number of its employees, including certain executive officers, will settle through the issuance of shares of HF common stock. The shares of HF common stock issued to settle the stock appreciation rights will be converted into the right to receive the merger consideration payable under the merger agreement based on the holder’s election in accordance with and subject to the proration provisions of the merger agreement.

Recommendation of the HF Board; Reasons for the Merger (Page 67)

The HF board unanimously recommends that HF stockholders vote “FOR” approval of the merger proposal, “FOR” approval, by advisory (non-binding) vote, of the merger-related executive compensation proposal, and “FOR” approval of the meeting adjournment proposal. For a detailed discussion of HF's reasons for the merger, see the section entitled “The Merger - Recommendation of the HF Board and Reasons for the Merger” beginning on page 67 of this proxy statement/prospectus.

Opinion of HF’s Financial Advisor (Page 71)

In connection with the merger, HF’s financial advisor, Piper Jaffray & Co., which we refer to as “Piper Jaffray,” delivered a written opinion, dated November 30, 2015, to the HF board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the holders of HF common stock in the merger, based upon and subject to the limitations and assumptions set forth in the opinion. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Jaffray in preparing the opinion, is attached as Annex B to this proxy statement/prospectus.

The Piper Jaffray opinion speaks only as of the date of the opinion. The opinion was directed to the HF board in connection with its consideration of the merger agreement and is directed only to the fairness, from a financial point of view, of the merger consideration to be received by the holders of HF common stock. The Piper Jaffray opinion does not constitute a recommendation to any holder of HF common stock as to how such holder of HF common stock should vote at any meeting of stockholders called to consider and vote upon the merger agreement. It does not address the underlying business decision of HF to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for HF or the effect of any other transaction in which HF might engage.

See the section entitled "The Merger - Opinion of HF's Financial Advisor" beginning on page 71 of this proxy statement/prospectus and Annex B to this proxy statement/prospectus.

Information About the Special Meeting (Page 53)

Time, Place and Purpose of the Special Meeting (Page 53)

The special meeting to consider and vote upon the adoption of the merger agreement and other matters related to the merger will be held on [        ], at [        ] Central Time, at [        ].

At the special meeting, HF stockholders will be asked to consider and vote upon:

•	a proposal to adopt the merger agreement, or the “merger proposal;”

•
a proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to HF’s named executive officers in connection with the merger, or the “merger-related executive compensation proposal;” and

•
a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal, or the “meeting adjournment proposal.”

The vote on the merger proposal is separate from the vote on the merger-related executive compensation proposal. You may vote “for” the merger proposal and “against” the merger-related executive compensation proposal and vice versa. You also may vote on the merger proposal and abstain from voting on the merger-related executive compensation proposal and vice versa.

Record Date and Quorum (Page 53)

You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of HF common stock as of the close of business on [        ], the record date. On the record date, there were [        ] shares of HF common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of HF common stock that you owned on the record date. However, certain limits on the one vote per share rule apply in the case of any stockholder who is the beneficial owner, as determined in accordance with HF’s certificate of incorporation, of more than ten percent (10%) of the outstanding shares of HF common stock as of the record date, with any such holder being ineligible to vote any shares held in excess of the ten percent (10%) beneficial ownership limit.

The presence, in person or represented by proxy, of stockholders with power to cast one-third (1/3) of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, are considered to be present for purposes of establishing a quorum at the special meeting.

Vote Required to Approve Proposals; Effect of Abstentions and Failure to Vote (Page 54)

Merger proposal:

Approval requirement: Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HF common stock entitled to vote on the proposal at the special meeting.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the merger proposal, it will have the same effect as a vote “against” the proposal.

Merger-related executive compensation proposal:

Approval requirement: Approval of the advisory (non-binding) merger-related executive compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the merger-related executive compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the outcome of the proposal.

Meeting adjournment proposal:

Approval requirement: Approval of the meeting adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting, whether or not a quorum is present.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the meeting adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the outcome of the proposal.

As of the record date, the directors and executive officers of HF and their affiliates beneficially owned and were entitled to vote approximately [        ] shares of HF common stock representing approximately [        ]% of the shares of HF common stock outstanding on that date.

Proxies and Revocations (Page 55)

Any HF stockholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by attending the special meeting. If your shares of HF common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of HF common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or vote in person at the special meeting, or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of HF common stock will not be voted on the merger proposal, which will have the same effect as a vote “against” the merger proposal, and your shares of HF common stock will not have an effect on the merger-related executive compensation proposal or the meeting adjournment proposal.

You have the right to revoke a proxy, whether delivered by telephone, over the Internet or by mail, at any time before it is exercised, and your last vote is the vote that will be counted. If you are a HF stockholder of record, you can write to HF’s Corporate Secretary, Pamela F. Russo, 225 South Main Avenue, Sioux Falls, South Dakota 57104, stating that you wish to revoke your proxy and requesting another proxy card. If you submitted your proxy by telephone or over the Internet, you can vote again by voting by telephone or over the Internet. If you hold your shares through a bank, brokerage firm or other nominee, you can revoke your proxy by contacting the bank, brokerage firm or other nominee and asking for a new proxy card. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance at the special meeting will not of itself constitute a revocation of your proxy.

Shares of HF common stock held in the HF Financial Corp. Stock Fund in the HF Financial Corp. Retirement Savings Plan will be voted by the plan trustee, Home Federal Bank, pursuant to the instructions of the applicable participant; the plan trustee is permitted to vote any allocated shares for which instructions have not been given by a participant.

Material United States Federal Income Tax Consequences (Page 139)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Great Western and HF to complete the merger that each of them receive a legal opinion to that effect. Accordingly, a HF common stockholder that receives only Great Western common stock generally will not recognize any gain or loss. A HF common stockholder that receives only cash generally will recognize gain or loss in an amount equal to the excess of the amount of cash received over that holder’s adjusted basis in its shares of HF common stock surrendered. Further, a HF common stockholder that receives both stock and cash generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Great Western common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of HF common stock surrendered) and (2) the amount of cash received pursuant to the merger. Finally, a HF common stockholder generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Great Western common stock that the HF common stockholder would otherwise be entitled to receive. For further information, please refer to the section entitled “Material United States Federal Income Tax Consequences” beginning on page 139 of this proxy statement/prospectus.

The United States federal income tax consequences described above may not apply to all holders of HF common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Interests of HF’s Directors and Executive Officers in the Merger (Page 122)

Directors and executive officers of HF have interests in the merger that are different from, or in addition to, interests of HF stockholders generally. These interests include, among others, the treatment of outstanding HF stock appreciation rights pursuant to the merger agreement, certain payments and benefits payable under employment, change in control and retention agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by Great Western as the surviving corporation for acts or omissions occurring prior to the merger. The HF board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby, and (ii)  recommend the adoption of the merger agreement to HF stockholders. See the section entitled “Interests of HF’s Directors and Executive Officers in the Merger” beginning on page 122 of this proxy statement/prospectus for a more detailed description of these interests.

Regulatory Approvals (Page 85)

Completion of the merger and the bank merger are subject to the receipt of all regulatory approvals required to complete the transactions contemplated by the merger agreement, including from the Federal Reserve, the FDIC and the South Dakota DOB, and expiration or termination of any applicable statutory waiting periods in respect thereof.

Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Great Western and HF have agreed to use their reasonable best efforts to obtain the required regulatory approvals and Great Western, HF and/or their respective bank subsidiaries have filed applications to obtain these regulatory approvals.

As of the date of this proxy statement/prospectus, approvals have been received from the Federal Reserve, the FDIC and the South Dakota DOB.

Conditions to Completion of the Merger (Page 111)

In addition to the adoption of the merger agreement by the requisite vote of HF stockholders, each party’s obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, including the effectiveness of the registration statement on Form S-4 containing this proxy statement/prospectus, approval of the listing on the NYSE of the Great Western common stock to be issued in the merger, the absence of any applicable law or order prohibiting the merger, receipt of consents of counterparties to certain contracts of HF that will continue in effect after the merger, the absence of any event, change or development between the date of signing the merger agreement and completion of the merger that could have a material adverse effect on HF, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective obligations under the merger agreement in all material respects, delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions; and each of Great Western’s and HF’s receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither HF nor Great Western can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement - Conditions to Completion of the Merger” beginning on page 111 of this proxy statement/prospectus.

No Solicitation (Page 109)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to certain exceptions summarized below, HF has agreed not to initiate, solicit, knowingly encourage, induce or facilitate any inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an alternative acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that HF may participate in discussions or negotiations regarding an alternative acquisition proposal or furnish nonpublic information regarding HF in response to an unsolicited bona fide written acquisition proposal, under specific circumstances, including the HF board’s determination (in accordance with the merger agreement and after consultation with HF’s outside legal counsel and financial advisor) that the failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law. For a more complete summary of HF’s non-solicitation obligations, see the section entitled “The Merger Agreement - No Solicitation” beginning on page 109 of this proxy statement/prospectus.

Withdrawal of Recommendation (Page 107)

The merger agreement requires the HF board to use its reasonable best efforts to solicit from HF stockholders proxies in favor of the merger proposal, including by communicating to HF stockholders the recommendation of the HF board that stockholders vote to approve the merger proposal. However, the HF board may withdraw its recommendation for stockholders’ approval of the merger proposal if (i) the HF board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would reasonably be expected to result in a violation of its fiduciary duties to the HF stockholders under applicable law; (ii) the HF board provides three (3) business days’ prior written notice to Great Western of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action; (iii) during such three (3) business day period, the HF board negotiates with Great Western in good faith to make such changes to the merger agreement as would enable the HF board to proceed with its recommendation of the merger proposal; and (iv) the HF board takes into account any amendment or modification to the merger agreement proposed by Great Western and determines in good faith, after consultation with its outside legal counsel and financial advisor, that such amendment or modification proposed by Great Western remains less favorable to the HF stockholders than the terms of the alternative acquisition proposal, after giving effect to payment of the termination fee under the terms of the merger agreement. For more information, see the section entitled “The Merger Agreement - HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus.

Termination; Termination Fee (Page 115)

Termination

Great Western and HF may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, the merger agreement may also be terminated as follows:

•
by either party, if there has been a breach of any representation or covenant made by the other party under the merger agreement, such that a condition to completion of the merger cannot be satisfied and such breach is either not curable or, if curable, is not cured after written notice from the other party;

•
by either party, if: (i) the merger has not been completed by December 31, 2016, subject to an automatic extension of ninety (90) days if the failure to complete the merger is due to the absence of certain required regulatory approvals as specified under the merger agreement; or (ii) any court or governmental agency has issued an order enjoining or otherwise prohibiting the merger or the bank merger and such order has become final and nonappealable;

•	by either party, if the HF stockholders do not approve the merger proposal at the special meeting, subject to certain conditions imposed on HF’s right to exercise termination in this event;

•
by Great Western, if the HF board fails to comply with the provisions of the merger agreement with respect to an alternative acquisition proposal, including any change to its recommendation to the HF stockholders to approve the merger proposal, unless the HF board has first complied with certain provisions contained in the merger agreement;

•
by HF, if an alternative acquisition proposal is received that the HF board determines to be superior to the terms of the proposed merger, the HF board has complied with the provisions of the merger agreement relating to such alternative acquisition proposal and HF pays a termination fee of $5.0 million to Great Western upon termination of the merger agreement; or

•
by HF, under certain circumstances based on a decline in the market price of Great Western common stock relative to certain thresholds specified in the merger agreement with respect to both the market price of Great Western common stock and the performance of a market index comprised of bank holding company stocks.

Termination Fee

HF will be required to pay Great Western a termination fee of $5.0 million, which we refer to as the “termination fee,” if:

•
the merger agreement is terminated by either party because the merger was not completed by December 31, 2016 (subject to an automatic extension of ninety (90) days due to certain outstanding regulatory approvals), or because the HF stockholders failed to approve the merger proposal at the special meeting, and (i) an alternative acquisition proposal existed prior to the date of termination of the merger agreement and (ii) within twelve (12) months of such termination, HF consummates an alternative acquisition proposal or enters into an agreement for an alternative acquisition proposal;

•
the merger agreement is terminated by Great Western due to: (i) a breach by HF of certain provisions of the merger agreement relating to alternative acquisition proposals; (ii) the HF board shall have changed its recommendation to the HF stockholders to approve the merger proposal or shall have otherwise taken actions inconsistent with recommending the merger proposal; (iii) the HF board recommends an alternative acquisition proposal; or (iv) the HF board fails to recommend against acceptance of certain tender offers made by a third party for HF common stock; or

•
the merger agreement is terminated by HF in connection with the receipt of an alternative acquisition proposal and (i) the HF board has complied with its obligations under the merger agreement with respect to such alternative acquisition proposal, (ii) the HF board has withdrawn its recommendation that the HF stockholders approve the merger proposal, and (iii) the termination fee is paid upon termination of the merger agreement.

For more information, please see the sections entitled “The Merger Agreement - Termination of the Merger Agreement” and “The Merger Agreement - Termination Fee” beginning on pages 113 and 115, respectively, of this proxy statement/prospectus.

Appraisal Rights (Page 160)

Under Delaware law, HF stockholders who do not vote in favor of approval of the merger proposal will have the right to seek appraisal and receive the fair value of their shares of HF common stock as determined by the Delaware Court of Chancery in lieu of receiving the merger consideration if the merger is completed, but only if they strictly comply with the procedures and requirements set forth in Section 262 of the DGCL. Any holder of record of shares of HF common stock intending to exercise appraisal rights must, among other things, submit a written demand for appraisal to HF prior to the vote on the merger proposal at the special meeting, must not vote in favor of the merger proposal, must continue to hold the shares of HF common stock through the effective time of the merger and must otherwise comply with all the procedures required by Section 262 of the DGCL. The text of Section 262 of the DGCL is included in its entirety as Annex C to this proxy statement/prospectus. You are urged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, HF stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to comply strictly with all the procedures required by Section 262 of the DGCL will result in loss of the right of appraisal. You should be aware that the fair value of your shares of HF common stock as determined under Section 262 of the DGCL could be more than, the same as, or the less than the value of the merger consideration that you are entitled to received under the terms of the merger agreement. For a more detailed discussion of the appraisal procedure, see the section entitled “Appraisal Rights” beginning on page 160 of this proxy statement/prospectus.

Comparison of Stockholders’ Rights (Page 143)

The rights of HF stockholders are governed by HF’s certificate of incorporation, as amended and restated, which we refer to as the “HF charter,” its bylaws, as amended and restated, which we refer to as the “HF bylaws” and by Delaware corporate law. In the event you receive the stock consideration for any of your shares of HF common stock in the merger, your rights as a stockholder of Great Western will be governed by Great Western’s certificate of incorporation, as amended and restated, which we refer to as the “Great Western charter,” its bylaws, as amended and restated, which we refer to as the “Great Western bylaws” and by Delaware corporate law. Although Great Western and HF are both governed by Delaware corporate law, your rights under the Great Western charter and the Great Western bylaws will differ in some respects from your rights under the HF charter and the HF bylaws. For more detailed information regarding a comparison of your rights as a HF stockholder and as a Great Western stockholder, see the section entitled “Comparison of Stockholders’ Rights” beginning on page 143 of this proxy statement/prospectus.

Litigation Related to the Merger (Page 88)

On December 14, 2015, Shiva Y. Stein, a purported HF stockholder, filed a putative stockholder class action and derivative complaint in the Circuit Court of Minnehaha County, South Dakota captioned Stein v. HF Financial Corp., et al., No. 15-3373. The lawsuit names as defendants HF, each of the current members of the HF board and Great Western. The complaint asserts that the director defendants breached their fiduciary duties by purportedly failing to take adequate steps to enhance HF stockholder value as a merger candidate and by not acting independently to protect the interests of HF stockholders. The complaint further asserts that HF and Great Western aided and abetted the purported breaches of fiduciary duty. The complaint seeks (i) a declaration that the action may be maintained as a class action; (ii) injunctive relief to prevent the consummation of the merger; (iii) in the event the merger is consummated, rescission of the transaction or rescissionary damages; (iv) an order directing the defendants to account to the plaintiff for damages because of alleged wrongdoing; (v) an award to plaintiff of costs and disbursements including attorneys’ and experts’ fees; and (vi) other relief as may be just and proper. The defendants believe this lawsuit is without merit and intend to vigorously defend against the allegations.

Other potential plaintiffs may also file similar lawsuits challenging the proposed transaction. If the above-referenced case, and any additional cases, are not resolved, these lawsuits could prevent or delay completion of the merger and result in significant costs to HF and Great Western, including costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Great Western’s business, financial condition and results of operations.

Risk Factors (Page 43)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals to be considered at the special meeting. In particular, you should consider the factors described under the Section entitled “Risk Factors” beginning on page 43 of this proxy statement/prospectus

SELECTED HISTORICAL FINANCIAL INFORMATION OF GREAT WESTERN

The following table summarizes selected historical consolidated financial information of Great Western for the periods and as of the dates indicated. This information has been derived from Great Western’s consolidated financial statements filed with the SEC. Historical financial information as of and for the three months ended December 31, 2015 and 2014 is unaudited and includes, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of Great Western. You should not assume the results of operations for past periods and for the three months ended December 31, 2015 and 2014 is indicative of results for any future period.

You should read this information in conjunction with Great Western’s consolidated financial statements and related notes thereto included in Great Western’s Annual Report on Form 10-K as of and for the fiscal year ended September 30, 2015, and in its Quarterly Report on Form 10-Q as of and for the three months ended December 31, 2015, which are incorporated by reference into this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus.

(Dollars in thousands except per share amounts.)	At and for the three months ended December 31,		At and for the fiscal year ended September 30,
	2015	2014	2015	2014	2013	2012
Income Statement Data:
Interest and dividend income	$93,484	$90,578	$363,381	$352,476	$349,634	$339,142
Interest expense	7,527	7,669	29,884	32,052	39,161	50,971
Net interest income	85,957	82,909	333,497	320,424	310,473	288,171
Provision for loan losses	3,889	3,319	19,041	684	11,574	30,145
Net interest income, after provision for loan losses	82,068	79,590	314,456	319,740	298,899	258,026
Noninterest income	8,644	7,900	33,890	39,781	59,832	67,946
Noninterest expense	44,220	47,091	186,794	200,222	208,590	208,819
Income before income taxes	46,492	40,399	161,552	159,299	150,141	117,153
Provision for income taxes	16,031	13,702	52,487	54,347	53,898	44,158
Net income	$30,461	$26,697	$109,065	$104,952	$96,243	$72,995
Other Financial Information / Performance Ratios:
Net interest margin(2)	3.98%	3.91%	3.94%	4.02%	3.99%	3.94%
Return on average total assets(2)	1.23%	1.10%	1.12%	1.14%	1.07%	0.85%
Return on average common equity(2)	8.3%	7.4%	7.5%	7.3%	7.0%	5.4%
Dividend payout ratio	*	*	18.8%	97.2%	43.0%	57.1%
Earnings per share	$0.55	$0.46	$1.90	$1.81	$1.66	$1.26
Dividends per share	$0.14	$—	$0.36	$1.76	$0.72	$0.72
Balance Sheet Data:
Loans(1)	$7,530,660	$6,986,765	$7,325,198	$6,787,467	$6,362,673	$6,138,574
Allowance for loan losses	61,128	51,820	57,200	47,518	55,864	71,878
Securities	1,317,605	1,263,983	1,327,327	1,341,242	1,480,449	1,581,875
Goodwill	697,807	697,807	697,807	697,807	697,807	697,807
Total assets	9,957,215	9,641,261	9,798,654	9,371,429	9,134,258	9,008,252
Total deposits	7,662,618	7,239,206	7,387,065	7,052,180	6,948,208	6,884,515
Total liabilities	8,481,699	8,189,891	8,339,308	7,950,339	7,717,044	7,619,689
Total stockholder’s equity	1,475,516	1,451,370	1,459,346	1,421,090	1,417,214	1,388,563
Asset Quality Ratios:
Nonaccrual loans / total loans	0.72%	0.98%	0.93%	1.16%	2.03%	2.76%
Allowance for loan losses / total loans	0.81%	0.74%	0.78%	0.70%	0.88%	1.17%
Net charge-offs / average total loans(2)	0.00%	-0.06%	0.13%	0.14%	0.44%	0.54%
Capital Ratios:
Tier 1 capital ratio	10.9%	11.8%	10.9%	11.8%	12.4%	11.9%
Total capital ratio	12.2%	12.9%	12.1%	12.9%	13.8%	13.7%
Tier 1 leverage ratio	9.4%	9.1%	9.1%	9.1%	9.2%	8.3%
Common equity tier 1 ratio	10.2%	*	10.1%	*	*	*
(1) Loans include unpaid principal balance net of unamortized discount on acquired loans and unearned net deferred fees and costs and loans in process.
(2) Annualized for partial-year periods.
* Not meaningful or applicable for period presented.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HF

The following table summarizes selected historical consolidated financial information of HF for the periods and as of the dates indicated. This information has been derived from HF’s consolidated financial statements filed with the SEC. Historical financial information as of and for the three months ended December 31, 2015 and 2014 is unaudited and includes, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of HF. You should not assume the results of operations for past periods and for the three months ended December 31, 2015 and 2014 is indicative of results for any future period.

You should read this information in conjunction with HF’s consolidated financial statements and related notes thereto included in HF’s Annual Report on Form 10-K as of and for the fiscal year ended June 30, 2015, and in its Quarterly Report on Form 10-Q as of and for the three months ended December 31, 2015, which are incorporated by reference into this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus.

(Dollars in thousands except per share amounts.)	At or for the three months ended December 31,		At or for the fiscal year ended June 30,
	2015	2014	2015	2014	2013	2012	2011
Selected Statement of Financial Condition Data:
Total assets	$1,171,885	$1,263,013	$1,185,195	$1,274,729	$1,217,512	$1,192,591	$1,193,513
Investment securities	173,097	310,004	178,962	368,385	424,481	373,246	234,860
Correspondent bank stock	4,491	8,108	4,177	6,367	8,936	7,843	8,065
Loans and leases receivable, net	894,111	844,197	903,189	801,444	685,028	673,138	811,178
Loans held for sale	7,970	9,026	9,038	6,173	9,169	16,207	11,991
Deposits	941,682	946,787	963,229	999,174	898,761	893,859	893,157
Advances from FHLB and other borrowings	73,378	164,129	65,558	120,643	167,163	142,394	147,395
Subordinated debentures payable to trusts	24,660	24,837	24,655	24,837	24,837	27,837	27,837
Stockholders' equity	107,601	101,862	103,977	101,652	97,271	96,816	94,446

(Dollars in thousands except per share amounts.)	At or for the three months ended December 31,		At or for the fiscal year ended June 30,
	2015	2014	2015	2014	2013	2012	2011
Selected Income Statement Data:
Interest and dividend income	$10,785	$11,251	$42,340	$40,144	$38,991	$47,211	$54,411
Interest expense	1,299	1,887	6,380	9,087	10,607	13,563	17,077
Net interest income	9,486	9,364	35,960	31,057	28,384	33,648	37,334
Provision for losses on loans and leases	192	941	1,831	607	271	1,770	8,616
Net interest income after provision for losses on loans and leases	9,294	8,423	34,129	30,450	28,113	31,878	28,718
Loan servicing income, net	329	345	1,352	2,473	476	603	1,576
Gain on sale of loans	670	472	2,227	2,117	4,613	2,664	2,845
Gain (loss) on sale of securities, net	15	(75)	(1,099)	653	2,110	1,490	(3,602)
Loss on disposal of closed-branch fixed assets	—	—	(461)	—	(22)	(473)	—
Net impairment losses recognized in earnings	—	—	—	—	—	—	(549)
Other noninterest income	2,338	2,383	10,238	9,768	7,946	8,611	8,604
Noninterest expense	10,475	13,149	41,641	35,992	34,332	37,115	37,144
Income before income taxes	2,171	(1,601)	4,745	9,469	8,904	7,658	448
Income tax expense (benefit)	693	(733)	1,119	2,867	3,034	2,493	(231)
Net income	$1,478	$(868)	$3,626	$6,602	$5,870	$5,165	$679

(Dollars in thousands except per share amounts.)	At or for the three months ended December 31,		At or for the fiscal year ended June 30,
	2015	2014	2015	2014	2013	2012	2011
Selected Ratios:
Basic earnings per common share: Net income	$0.21	$(0.12)	$0.51	$0.94	$0.83	$0.74	$0.10
Diluted earnings per common share: Net income	0.21	(0.12)	0.51	0.94	0.83	0.74	0.10
Dividends declared per share	0.1125	0.1125	0.45	0.45	0.45	0.45	0.45
Dividend payout ratio(1)	*	*	88.24%	47.87%	54.22%	60.80%	450.00%
Interest rate spread (average during period)	3.34%	2.99%	3.02	2.47	2.40	2.81	3.05
Net interest margin(2)	3.45	3.12	3.15	2.64	2.58	3.03	3.27
Average interest-earning assets to average interest-bearing liabilities	1.23	1.21	1.22	1.22	1.20	1.18	1.15
Equity to total assets (end of period)	9.18	8.07	8.77	7.97	7.99	8.12	7.93
Equity-to-assets ratio (ratio of average equity to average total assets)	9.18	8.15	8.43	7.84	8.35	7.98	7.72
Nonperforming assets to total assets (end of period)	0.95	1.01	1.12	1.37	1.90	1.49	3.12
Allowance for loan and lease losses to nonperforming loans and leases (end of period)	105.2	85.3	85.7	60.7	47.5	65.3	39.2
Allowance for loan and lease losses to total loans and leases (end of period)	1.27	1.28	1.23	1.29	1.54	1.55	1.73
Nonperforming loans and leases to total loans and leases (end of period)(3)	1.20	1.50	1.43	2.13	3.25	2.37	4.42
Noninterest expense to average total assets	*	*	3.42	2.88	2.91	3.10	3.03
Net interest income after provision for losses for loans and leases to noninterest expense (end of period)	*	*	81.96	84.60	81.89	85.89	77.32
Return on assets (ratio of net income to average total assets)	0.50	(0.27)	0.30	0.53	0.50	0.43	0.06
Return on equity (ratio of net income to average equity)	5.46	(3.34)	3.53	6.74	5.96	5.41	0.72
Number of full-service offices	23	26	23	27	27	28	34
(1) Dividends declared per share divided by net income per share.
(2) Net interest income divided by average interest-earning assets.
(3) Nonperforming loans and leases include nonaccruing loans and leases and accruing loans delinquent more than 90 days.
* Not applicable for partial-year period.

SELECTED UNAUDITED PRO FORMA COMBINED
FINANCIAL INFORMATION

The following table shows unaudited pro forma financial information about the financial condition and results of operations of the combined company, including per share data, after giving effect to the merger and other pro forma adjustments. The unaudited pro forma financial information assumes that the merger is accounted for under the purchase method of accounting, and that the assets and liabilities of HF will be recorded by Great Western at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if the merger had occurred on December 31, 2015. The unaudited pro forma condensed combined income statement for the fiscal year ended September 30, 2015 and for the three months ended December 31, 2015 gives effect to the transaction as if the merger had become effective at October 1, 2014. The selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and related notes of Great Western, which are incorporated in this proxy statement/prospectus by reference, the consolidated financial statements and related notes of HF, which are incorporated in this proxy statement/prospectus by reference, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 130 of this proxy statement/prospectus.

The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma combined financial information also does not consider any potential effects of changes in market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies or asset dispositions, among other factors, including those discussed in the section entitled “Risk Factors” beginning on page 43 of this proxy statement/prospectus. In addition, as explained in more detail in the accompanying notes to the “Unaudited Pro Forma Combined Financial Information” beginning on page 130 of this proxy statement/prospectus, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

(Dollars in thousands.)	Three Months Ended December 31, 2015	Fiscal Year Ended September 30, 2015
Income Statement Data:
Interest and dividend income	$105,547	$409,971
Interest expense	8,747	35,290
Net interest income	96,800	374,681
Provision for loan losses	4,081	21,072
Net interest income, after provision for loan losses	92,719	353,609
Noninterest income	11,996	49,251
Noninterest expense	55,159	231,202
Income before income taxes	49,556	171,658
Provision for income taxes	17,063	55,658
Net income	$32,493	$116,000

(Dollars in thousands.)	As of December 31, 2015
Balance Sheet Data:
Loans(1)	$8,408,456
Allowance for loan losses	61,128
Securities	1,490,118
Goodwill	743,180
Total assets	11,120,989
Total deposits	8,605,480
Total liabilities	9,541,218
Total stockholder’s equity	1,579,771
(1) Loans include unpaid principal balance net of unamortized discount on acquired loans and unearned net deferred fees and costs and loans in process.

UNAUDITED COMPARATIVE PER SHARE INFORMATION

The following table sets forth basic earnings, diluted earnings, cash dividend and book value per share data for Great Western and HF on a historical basis and on a pro forma combined basis, for the three months ended December 31, 2015, and basic earnings, diluted earnings and cash dividend per share data for the fiscal year ended September 30, 2015. The unaudited pro forma data was derived by combining the historical financial information of Great Western and HF using the acquisition method of accounting for business combinations, assumes the transaction is completed as contemplated and represents a current estimate based on available information of the combined company’s results of operations. The unaudited pro forma data and equivalent per share information gives effect to the merger as if the transaction had been effective on the dates presented, in the case of the book value data, and as if the transaction had become effective on October 1, 2014, in the case of the earnings per share and dividends declared data. The pro forma financial adjustments record the assets and liabilities of HF at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analysis is performed.

The unaudited pro forma data below should be read in conjunction with Great Western’s and HF’s audited financial statements for the fiscal years ended September 30, 2015 and June 30, 2015, respectively, and their respective unaudited financial statements for the three and six months ended December 31, 2015, respectively. This information is presented for illustrative purposes only. You should not rely on the unaudited pro forma data or equivalent amounts presented below as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of merger- and integration-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 130 of this proxy statement/prospectus.

	Great Western As Reported	HF As Reported	Pro Forma Combined Great Western (1)	Pro Forma Equivalent Per Share Information (2)
For the fiscal year ended September 30, 2015:
Basic earnings per share (1)	$1.90	$0.80	$1.90	$1.24
Diluted earnings per share (1)	$1.90	$0.80	$1.90	$1.24
Cash dividends (2)	$0.36	$0.45	$0.36	$0.23
Book value per share as of September 30, 2015	$26.43	$15.28

For the three months ended December 31, 2015:
Basic earnings per share (1)	$0.55	$0.21	$0.55	$0.36
Diluted earnings per share (1)	$0.55	$0.21	$0.55	$0.36
Cash dividends (2)	$0.14	$0.1125	$0.14	$0.09
Book value per share as of December 31, 2015	$26.71	$15.25	$26.92	$17.50
(1) Pro forma earnings per share are based on pro forma combined net income and pro forma combined weighted-average shares outstanding, excluding the impact of any expected cost savings or revenue synergies that may be realized through the merger (refer to Note 3 in "Notes to Unaudited Pro Forma Condensed Combined Financial Information). Pro forma dividends per share represent Great Western’s historical dividends per share. Pro forma book value per share is calculated based on pro forma combined equity and pro forma combined common shares outstanding at the end of the period.

(2) Pro forma equivalent per share information is calculated based on pro forma combined multiplied by the applicable exchange ratio of 0.65.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Great Western common stock trades on the NYSE under the symbol “GWB”, and HF common stock trades on the NASDAQ Market under the symbol “HFFC.” The following table sets forth the high and low reported closing prices per share of Great Western common stock and high and low reported trading prices per share of HF common stock, and the cash dividends declared per share for the periods indicated. Information for Great Western common stock is only provided from and after October 14, 2014, the date on which Great Western’s initial public offering was completed and on which the Great Western common stock began trading on the NYSE.

Great Western

Quarter Data	High	Low	Dividend Declared
First Quarter Fiscal Year 2015	$23.25	$18.00	$—
Second Quarter Fiscal Year 2015	$24.24	$20.15	$0.12
Third Quarter Fiscal Year 2015	$25.30	$21.87	$0.12
Fourth Quarter Fiscal Year 2015	$27.34	$23.08	$0.12
First Quarter Fiscal Year 2016	$30.78	$24.53	$0.14
Second Quarter Fiscal Year 2016 (through _______________, 2016)	$[ ]	$[ ]	$[ ]

HF

Quarter Data	High	Low	Dividend Declared
First Quarter Fiscal Year 2013	$13.25	$11.00	$0.1125
Second Quarter Fiscal Year 2013	$13.15	$11.85	$0.1125
Third Quarter Fiscal Year 2013	$14.00	$12.76	$0.1125
Fourth Quarter Fiscal Year 2013	$14.55	$12.56	$0.1125
First Quarter Fiscal Year 2014	$13.90	$12.13	$0.1125
Second Quarter Fiscal Year 2014	$13.34	$12.14	$0.1125
Third Quarter Fiscal Year 2014	$13.74	$12.80	$0.1125
Fourth Quarter Fiscal Year 2014	$14.25	$13.40	$0.1125
First Quarter Fiscal Year 2015	$14.16	$12.92	$0.1125
Second Quarter Fiscal Year 2015	$14.00	$12.92	$0.1125
Third Quarter Fiscal Year 2015	$15.00	$13.86	$0.1125
Fourth Quarter Fiscal Year 2015	$16.25	$14.30	$0.1125
First Quarter Fiscal Year 2016	$16.72	$16.35	$0.1125
Second Quarter Fiscal Year 2016	$19.73	$15.06	$0.1125
Third Quarter Fiscal Year 2016 (through _______________, 2016)	$[ ]	$[ ]	$[ ]

As of the record date for the special meeting, there were approximately [        ] registered holders of HF common stock.

The following table presents the closing prices of Great Western common stock and HF common stock on November 30, 2015, the last trading day before the public announcement of the merger agreement, and on [        ], the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated equivalent per share stock consideration and the cash consideration with respect to each share of HF common stock on the relevant date.

Date	Great Western Closing Price	HF Closing Price	Cash Consideration	Exchange Ratio	Estimated Equivalent Per Share Value (for Stock Consideration)
11/30/15	$30.22	$16.23	$19.50	0.65	$19.64
__/__/16	$__________	$__________	$19.50	0.65	$__________

The above table shows only historical comparisons. These comparisons may not provide meaningful information to HF stockholders in determining whether to approve the merger proposal and whether to elect to receive the cash consideration or the stock consideration in the merger. HF stockholders are urged to obtain current market quotations for shares of Great Western common stock and HF common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger proposal. The market prices of Great Western common stock and HF common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market prices of Great Western common stock or HF common stock before or after the effective date of the merger. Changes in the market price of Great Western common stock prior to the completion of the merger will affect the market value of the merger consideration that HF stockholders who receive stock consideration will receive upon completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Great Western’s or HF’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “projections,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of Great Western, HF or the combined company following the merger, the combined company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, the likelihood of success and impact of litigation and other statements that are not historical facts. These statements are only predictions based on Great Western’s and HF’s current expectations and projections about future events. There are important factors that could cause Great Western’s and HF’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 43 of this proxy statement/prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to factors previously disclosed in Great Western’s and HF’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	inability to close the merger and the bank merger in a timely manner;

•	failure to complete the merger due to the failure of HF stockholders to approve the merger proposal;

•	failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•	difficulties and delays in integrating HF’s business into Great Western’s operations or fully realizing cost savings and other benefits;

•	potential impact of announcement or consummation of the merger with HF on relationships with third parties, including customers, employees and competitors;

•	Great Western’s potential exposure to unknown or contingent liabilities of HF;

•	challenges of integrating, retaining and hiring key personnel;

•	failure to retain existing customers in the manner anticipated;

•	outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	any interruption or breach of security resulting in system failures or disruptions in customer service;

•	business disruption following the merger;

•	changes in Great Western’s stock price prior to completion of the merger, including as a result of the financial performance of HF; and

•	economic, competitive, governmental, regulatory, technological and geopolitical factors affecting Great Western’s or HF’s operations, pricing and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond Great Western’s or HF’s control.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Great Western and HF claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Except to the extent required by applicable law, Great Western and HF do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Great Western, HF or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained in or incorporated by reference into this proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” on page 41, you should consider the following risk factors carefully in deciding whether to vote to approve the merger proposal. Additional risks and uncertainties not presently known to Great Western or HF, if they materialize, also may adversely affect the merger and Great Western as the surviving corporation in the merger.

Risk Factors Relating to the Merger

Because the market price of Great Western common stock will fluctuate prior to completion of the merger, you cannot be certain of the precise value of the stock consideration you may receive in the merger.

At the time the merger is completed, each issued and outstanding share of HF common stock, except for HF dissenting shares and shares of HF common stock held by HF as treasury stock or owned Great Western, will be converted into the right to receive, based on the holder’s election and subject to the proration provisions of the merger agreement, either (i) $19.50 in cash, without interest, or (ii) 0.65 shares of Great Western common stock. Because the stock consideration has been established at a fixed fractional number of shares of Great Western common stock, the value of the stock consideration will vary as the market price of the Great Western common stock fluctuates prior to completion of the merger.

There will be a lapse in time between each of the date of this proxy statement/prospectus, the date on which HF stockholders vote to approve the merger proposal at the special meeting, the election deadline by which HF stockholders may elect to receive the cash consideration or the stock consideration and the date on which HF stockholders entitled to receive shares of Great Western common stock actually receive such shares upon completion of the merger. The market value of Great Western common stock may fluctuate during these periods as a result of a variety of factors, including the following:

•	developments in Great Western’s business or in the financial services sector generally;

•	operating results that vary from the expectations of Great Western management or of securities analysts and investors;

•	regulatory or legislative changes affecting Great Western’s business and operations or the financial services industry generally;

•	operating and securities price performance of companies that investors consider to be comparable to Great Western;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by Great Western or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest rates, stock, commodity, credit or asset valuations or volatility.

Many of these factors are outside of the control of Great Western and HF. Consequently, at the time HF stockholders must decide whether to approve the merger proposal and, if applicable, to elect to receive the stock consideration, they will not know the precise market value of the shares of Great Western common stock they may receive when the merger is completed. The value of the cash consideration is fixed at $19.50, but the actual value of the shares of Great Western common stock received by the HF stockholders who receive stock consideration will depend on the market value of shares of Great Western common stock on that date. This value will not be known at the time of the special meeting and may be more or less than the current price of Great Western common stock or the price of Great Western common stock at the time of the special meeting or at the time an election is made, and the value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger.

HF stockholders may receive a form of merger consideration different from what they elect.

While each HF stockholder may elect to receive cash or Great Western common stock in exchange for each share of HF common stock that it owns, the total number of shares of HF common stock that will be converted into the stock consideration is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights to be settled in stock prior to the merger), and the remaining 25% of outstanding shares of HF common stock will be converted into the cash consideration. As a result, if either a cash or stock election proves to be more popular among HF stockholders, and you choose the election that is more popular, you might receive a portion of your merger consideration in the form you did not elect.

If you tender shares of HF common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you wish to make a valid cash or stock election, you must deliver your stock certificates (or follow the procedures for guaranteed delivery), together with a properly completed and signed election form to the exchange agent prior to the election deadline. You will not be able to sell any shares of HF common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent. Unless otherwise agreed to in advance by Great Western and HF, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Great Western and HF agree is as near as practicable to three (3) business days prior to the expected closing date of the merger. Great Western and HF will cooperate to issue a press release announcing the date of the election deadline at least five (5) business days prior to, and no more than fifteen (15) business days before, the election deadline. If you do not revoke your election, you will not be able to liquidate your investment in HF common stock for any reason until you receive the merger consideration. In the time between the election deadline and the closing of the merger, the trading price of HF common stock or Great Western common stock may decrease, and you might otherwise want to sell your shares of HF common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The market price for Great Western common stock may be affected by factors different from those that historically have affected the market price of HF common stock.

Upon completion of the merger, HF stockholders who receive stock consideration will become holders of Great Western common stock. Great Western’s business differs from that of HF and, accordingly, the financial condition and results of operations of Great Western will be affected by some factors that are different from those currently affecting the financial condition and results of operations of HF. For example, Great Western conducts operations over a broader geographic area than does HF, as Great Western has branch offices located in the states of Arizona, Colorado, Iowa, Kansas, Missouri and Nebraska in addition to its offices in South Dakota, while HF has its operations centered primarily in South Dakota, with a limited presence in Minnesota and North Dakota. Accordingly, the results of operations of Great Western will be affected by economic, business and other developments in those states in which it conducts operations but HF does not to a larger extent than will the operations of HF. Moreover, Great Western has a more significant focus on agribusiness lending than does HF and, consequently, various factors affecting agricultural borrowers may have a greater effect on Great Western’s results of operations than would be the case for HF. For a discussion of the businesses of Great Western and HF and some of the important factors to consider in connection with those businesses, see the section entitled “The Parties to the Merger” beginning on page 58 of this proxy statement/prospectus and the documents incorporated by reference referred to under the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus, including, in particular, in the section entitled “Risk Factors” in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

HF stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Currently, HF stockholders have the right to vote in the election of the members of the HF board and the power to approve or reject any matters requiring stockholder approval under Delaware law and the HF charter and bylaws. Upon the completion of the merger, each HF stockholder who receives shares of Great Western common stock will become a stockholder of Great Western with a percentage ownership of Great Western that is smaller than the stockholder’s current percentage ownership of HF. After the merger, HF stockholders in the aggregate are expected to become owners of approximately 5.9% of the outstanding shares of Great Western common stock (without giving effect to any shares of Great Western common stock held by HF stockholders prior to the merger). Because of this, the HF stockholders, as a group, will have significantly less influence on the board of directors, management and policies of Great Western, as the surviving corporation of the merger, than they now have on the HF board, management and policies of HF.

The success of the merger and integration of HF into Great Western’s operations will depend on a number of uncertain factors.

The success of the merger will depend on a number of factors, including, without limitation:

•	Great Western’s ability to integrate the branch offices acquired from Home Federal Bank in the bank merger into Great Western Bank’s current operations;

•	Great Western’s ability to limit the outflow of deposits held by its new customers in the acquired branch offices and to successfully retain and manage loans acquired in the merger;

•	Great Western’s ability to control the incremental non-interest expenses from the acquired branch offices; and

•	Great Western’s ability to retain and attract the appropriate personnel to staff the acquired branch offices.

Integrating the acquired branch offices will be a significant undertaking, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. No assurance can be given that Great Western will be able to integrate the acquired branch offices successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect Great Western’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Great Western may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect Great Western’s existing profitability, that Great Western will be able to achieve results in the future similar to those achieved by its existing banking business, or that Great Western will be able to manage any growth resulting from the merger effectively.

Combining Great Western and HF may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Great Western and HF have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Great Western’s ability to successfully combine and integrate the businesses of Great Western and HF in a manner that permits growth opportunities, and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Great Western’s ability to successfully conduct its business, which could have an adverse effect on Great Western’s financial results and the value of its common stock. If Great Western experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Great Western and/or HF to lose customers or cause customers to remove their accounts from Great Western and/or HF and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Great Western and HF during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The combined company may be unable to retain Great Western and/or HF personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Great Western and HF. It is possible that these employees may decide not to remain with Great Western or HF, as applicable, while the merger is pending or with the combined company after the merger is completed. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating HF to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Great Western and HF may not be able to locate suitable replacements for any key employees who leave either company, or to offer employment to potential replacements on reasonable terms.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, various approvals must be obtained from bank regulatory and other governmental authorities. The requisite approvals of the Federal Reserve, the FDIC and the South Dakota Division of Banking have been obtained. In determining whether to grant these approvals, the regulatory authorities consider a variety of factors, including the regulatory standing of each party, the effect of the merger on competition within their relevant jurisdiction and other factors described under the section entitled “The Merger - Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain one or more approvals or delay their receipt. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs, or place restrictions on the conduct of the combined company’s business or require branch office divestitures. The level of divestitures required by regulatory authorities might be unacceptable to the parties, or could delay the closing of the merger or diminish the anticipated benefits of the merger. Great Western and HF believe that neither the merger nor the bank merger should raise significant regulatory concerns and that Great Western will be able to obtain all requisite regulatory approvals in a timely manner. If required by regulatory authorities, Great Western or HF will divest branch offices in certain areas in a manner sufficient to eliminate such regulatory authorities’ competitive concerns. There can be no assurance that regulatory authorities will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits if the merger were completed successfully within the expected timeframe. Neither Great Western nor HF can provide any assurance that such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency that would prohibit or make illegal the completion of the merger or the bank merger. See the section entitled “The Merger – Regulatory Approvals” beginning on page 85 of this proxy statement/prospectus.

The Unaudited Pro Forma Combined Financial Information Included in This Document is Preliminary and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.

The unaudited pro forma combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. This unaudited pro forma combined financial information reflects adjustments to illustrate the effect of the merger had it been completed on the date(s) indicated, which are based upon preliminary estimates, to record HF’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this information is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of HF’s assets and liabilities as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 130 of this proxy statement/prospectus.

The merger agreement contains provisions that may discourage other parties from trying to acquire HF for a higher price.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to HF that might result in greater value to HF’s stockholders than the merger, or may result in a potential competing acquirer proposing to pay a lower per share price to acquire HF than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on HF from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the HF board, entering into discussions with any third party regarding, an acquisition proposal or offers for competing transactions. In addition, HF may be required to pay Great Western a termination fee of $5.0 million upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See the sections entitled “The Merger Agreement - No Solicitation” and “The Merger Agreement - Termination Fee” beginning on pages 109 and 115, respectively, of this proxy statement/prospectus.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: the approval of the merger proposal by the HF stockholders, the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, absence of any order prohibiting completion of the merger, receipt of consents of counterparties to certain HF contracts that will continue in effect after the merger, the absence of any event, change or development between the date of signing the merger agreement and completion of the merger that could have a material adverse effect on HF, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Great Western’s and HF’s performance of their respective obligations under the merger agreement in all material respects and each of Great Western’s and HF’s receipt of a tax opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by December 31, 2016 (subject to extension under certain circumstances), either Great Western or HF may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, Great Western and HF may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, HF may be required to pay a termination fee of $5.0 million to Great Western. See the section entitled “The Merger Agreement - Termination of Merger Agreement” beginning on page 113 of this proxy statement/prospectus for a more detailed description of these circumstances.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of HF.

If the merger is not completed for any reason, including as a result of HF stockholders declining to approve the merger proposal at the special meeting, the ongoing business of HF may be adversely affected and, without realizing any of the benefits of having completed the merger, HF would be subject to a number of risks, including the following:

•
HF may experience negative reactions from the financial markets, including negative impacts on its stock price (to the extent that the current market price reflects a market assumption that the merger will be completed);

•	HF may experience negative reactions from its customers, vendors and employees;

•	HF will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•
the merger agreement places certain restrictions on the conduct of HF’s business prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of Great Western (not to be unreasonably withheld), may prevent HF from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement - Conduct of HF Business Prior to Completion of the Merger” beginning on page 103 of this proxy statement/prospectus for a description of the restrictive covenants applicable to HF); and

•
matters relating to the merger (including integration planning) will require substantial commitments of time and resources by HF management, which would otherwise have been devoted to other opportunities that may have been beneficial to HF as an independent company.

In addition to the above risks, if the merger agreement is terminated and the HF board seeks another merger or business combination, HF stockholders cannot be certain that HF will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Great Western has agreed to provide in the merger, or that such other merger or business combination will be completed.

HF will be subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on HF and, consequently, on Great Western as the surviving corporation. These uncertainties may impair HF’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with HF to seek to change their existing business relationships with HF. Employee retention at HF may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with the surviving corporation following the merger. If key employees depart because of issues relating to the uncertainty and difficulty of integration or desire not to remain with the business, Great Western’s business following the merger could be negatively impacted. In addition, the merger agreement restricts HF from making certain acquisitions and taking other specified actions without the consent of Great Western, and generally requires HF to continue its operations in the ordinary course, until the merger closes. These restrictions may prevent HF from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement - Conduct of HF Business Prior to Completion of the Merger” beginning on page 113 of this proxy statement/prospectus for a description of the restrictive covenants to which HF is subject.

Directors and executive officers of HF have interests in the merger that are different from, or in addition to, the interests of HF stockholders.

Directors and executive officers of HF have interests in the merger that are different from, or in addition to, interests of HF stockholders generally. These interests include, among others, the treatment of the outstanding HF stock appreciation rights pursuant to the merger agreement, cash settlement of phantom stock awards, certain payments and benefits payable under employment, change in control and stay bonus agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. The HF board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby, and (ii)  recommend the adoption of the merger agreement to HF stockholders. See the section entitled “Interests of HF’s Directors and Executive Officers in the Merger” beginning on page 122 of this proxy statement/prospectus for a more detailed description of these interests.

Shares of Great Western common stock to be received by HF stockholders as a result of the merger will have rights different from the shares of HF common stock.

Upon completion of the merger, the rights of former HF stockholders who receive stock consideration will be governed by the Great Western charter and bylaws in lieu of the HF charter and bylaws. Although both Great Western and HF are governed by Delaware corporate law, there are differences between the rights associated with Great Western common stock under the Great Western charter and bylaws and the rights associated with HF common stock under the HF charter and bylaws. Please see the section entitled “Comparison of Stockholders’ Rights” beginning on page 143 of this proxy statement/prospectus for a discussion of the different rights associated with Great Western common stock.

The merger may not be accretive, and may be dilutive, to Great Western’s earnings per share, which may negatively affect the market price of Great Western common stock received in the merger.

Because shares of Great Western common stock will be issued in the merger, it is possible that the merger may be dilutive to Great Western earnings per share, which could negatively affect the market price of shares of Great Western common stock.

In connection with the completion of the merger, based on the current number of issued and outstanding shares of HF common stock, together with additional shares of HF common stock to be issued in connection with HF stock appreciation rights to be settled in stock prior to the merger, Great Western expects to issue approximately 3,449,886 shares of Great Western common stock. The issuance of these new shares of Great Western common stock could have the effect of depressing the market price of shares of Great Western common stock through dilution of earnings per share or otherwise. In addition, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the merger. Any dilution of, or delay of any accretion to, Great Western earnings per share could cause the price of shares of Great Western common stock to decline or grow at a reduced rate.

Great Western will incur significant transaction and merger-related costs in connection with the merger.

Great Western has incurred, and expects to continue to incur, a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving the desired synergies. These fees and costs have been, and will continue to be, substantial. Great Western will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Other significant non-recurring transaction costs related to the merger include, but are not limited to, fees paid to legal, financial and accounting advisors, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. Great Western continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although Great Western expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Great Western to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Great Western as the surviving corporation upon completion of the merger.

The opinion of HF’s financial advisor has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of the opinion.

The opinion delivered to the HF board by Piper Jaffray, financial advisor to HF, as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of HF common stock in the proposed merger speaks only as of November 30, 2015, the date of such opinion. Changes in the operations and prospects of Great Western or HF, general market and economic conditions and other factors which may be beyond the control of Great Western or HF, and on which Piper Jaffray’s opinion was based, may have altered the value of HF or the prices of Great Western common stock or HF common stock as of the date of this proxy statement/prospectus, or may alter such value and prices by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Piper Jaffray does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. HF does not currently anticipate asking Piper Jaffray to update its opinion to address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The HF board’s recommendation that HF stockholders vote to approve the merger proposal, however, is made as of the date of this proxy statement/prospectus. See the section entitled “The Merger - Opinion of HF’s Financial Advisor” beginning on page 71 of this proxy statement/prospectus and Annex B to this proxy statement/prospectus.

Litigation relating to the merger could require Great Western and HF to incur significant costs and suffer management distraction, as well as delay and/or enjoin the merger.

Following the public announcement of the execution of the merger agreement, a purported stockholder of HF filed a putative class action lawsuit against HF, its directors and Great Western challenging the proposed transaction. The outcome of this litigation is uncertain. Other potential plaintiffs may also file additional lawsuits challenging the merger. If the above-referenced case, or any future cases, are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to Great Western and HF, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree issued by any court or other legal restraint or prohibition preventing the completion of the merger shall be in effect. As such, if a plaintiff is successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Great Western’s business, financial condition, results of operations and cash flows. For more information, see the section entitled “The Merger - Litigation Related to the Merger” beginning on page 88 of this proxy statement/prospectus.

Risk Factors Relating to Great Western’s Business

You should read and carefully consider risk factors specific to Great Western’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risk Factors Relating to HF’s Business

You should read and carefully consider risk factors specific to HF’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in HF’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and HF’s Quarterly Report on Form 10-Q for the period ended December 31, 2015, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to HF stockholders as part of the solicitation of proxies by the HF board for use at the special meeting to be held on [        ], at [        ], Central Time, at [        ], or at any postponement or adjournment thereof.

At the special meeting, HF stockholders will be asked to consider and vote upon (i) a proposal to adopt the merger agreement, or the “merger proposal,” (ii) a proposal to approve, by advisory (non-binding) vote, the compensation that may be paid or become payable to HF’s named executive officers in connection with the merger, or the “merger-related executive compensation proposal” and (iii) a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal, or the “meeting adjournment proposal.”

HF stockholders must approve the merger proposal in order for the merger to occur. If HF stockholders fail to approve the merger proposal, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the merger agreement carefully and in its entirety.
Recommendation of HF Board

The HF board has determined that the merger is advisable and in the best interest of HF and its stockholders and has unanimously approved and adopted the merger agreement. The HF board unanimously recommends that HF stockholders vote “FOR” the merger proposal, “FOR” the non-binding merger-related executive compensation proposal and “FOR” the meeting adjournment proposal. See the section entitled “The Merger - Recommendation of the HF Board and Reasons for the Merger” beginning on page 67 of this proxy statement/prospectus for a more detailed discussion of the HF board recommendation.

Record Date and Quorum

HF has set the close of business on [        ] as the record date for the special meeting, and only holders of record of HF common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of HF common stock as of the close of business on the record date. HF stockholders will have one vote on all matters properly coming before the special meeting for each share of HF common stock owned on the record date. However, certain limits on the one vote per share rule apply in the case of any HF stockholder who is the beneficial owner, as determined in accordance with the HF charter, of more than ten percent (10%) of the outstanding shares of HF common stock as of the record date, with any such holder being ineligible to vote any shares held in excess of the ten percent (10%) beneficial ownership limit.

The presence, in person or represented by proxy, of stockholders with power to cast one-third (1/3) of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, are counted as present for purposes of establishing a quorum.

Vote Required

The approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of HF common stock entitled to vote thereon at the special meeting. You may vote “for,” “against” or “abstain.” Votes to abstain will not be counted as votes cast in favor of the approval of the merger proposal, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting or if you vote to “abstain”, it will have the same effect as a vote “against” the merger proposal.

If your shares of HF common stock are registered directly in your name with the transfer agent of HF, Computershare Inc., you are considered, with respect to those shares of HF common stock, to be the stockholder of record. If you are a stockholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by HF.

If your shares of HF common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of HF common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of HF common stock, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

Under the rules of the NASDAQ Market, banks, brokerage firms or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters such as the approval of the merger proposal, the merger-related executive compensation proposal and the meeting adjournment proposal. As a result, absent specific voting instructions from the beneficial owner of such shares of HF common stock, banks, brokerage firms and other nominees are not empowered to vote those shares of HF common stock on any of the proposals at the special meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. If your shares of HF common stock are held in “street name” through a bank, brokerage firm or other nominee and you fail to provide voting instructions to your bank, brokerage firm or other nominee, this will have the same effect as a vote “against” the merger proposal.

The approval of the merger-related executive compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting; however, such vote is advisory (non-binding) only. If your shares of HF common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the merger-related executive compensation proposal, but this will not have an effect on the outcome of the vote on this proposal. If you fail to submit a proxy or vote in person at the special meeting, or if your shares of HF common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares, your shares of HF common stock will not be voted, and this will not have an effect on the outcome of the advisory (non-binding) vote to approve the merger-related executive compensation proposal, except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

The vote on the merger-related executive compensation proposal is separate from the vote to approve the merger proposal. You may vote “against” the merger-related executive compensation proposal and “for” approval of the merger proposal and vice versa. You also may abstain from this proposal and vote on the merger proposal and vice versa.

The approval of meeting adjournment proposal requires the affirmative vote of the holders of at least a majority of the votes cast on the proposal at the special meeting, whether or not a quorum is present. If your shares of HF common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, your vote will not be considered “cast” with respect to the meeting adjournment proposal, but this will not have an effect on the outcome of the vote on this proposal. If you fail to submit a proxy or vote in person at the special meeting or if your shares of HF common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares, your shares of HF common stock will not be voted on the meeting adjournment proposal, but this will not have an effect on the outcome of the vote on this proposal.

Shares Held by HF Directors and Officers

As of the record date, the directors and executive officers of HF and their affiliates beneficially owned and were entitled to vote approximately [        ] shares of HF common stock representing approximately [        ]% of the shares of HF common stock outstanding on that date. In addition, each director and certain executive officers of HF have entered into stockholder voting agreements with Great Western whereby such persons have agreed to vote the shares of HF common stock beneficially owned by them in favor of approval of the merger proposal and to not sell or otherwise dispose of their shares of HF common stock so long as the merger agreement remains in effect. Approximately 11.3% of the outstanding shares of HF common stock are subject to the stockholder voting agreements and will be voted in favor of the merger proposal at the special meeting. See the section entitled “Voting Agreements with Certain HF Stockholders” beginning on page 118 of this proxy statement/prospectus.

Proxies and Revocations

If you are a stockholder of record, you may have your shares of HF common stock voted on matters presented at the special meeting in the following ways:

•
by telephone (toll-free) or Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or Internet. Proxies delivered by telephone or via the Internet must be submitted by 1:00 a.m., Eastern Time, on the day of the special meeting;

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	By attending the special meeting in person and casting your vote there.

If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of HF common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for voting by telephone or over the Internet. If you submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope, and your proxy card must be filed with the Secretary of HF by the time the special meeting begins. Please do not send in your stock certificates with your proxy card. You will be provided at a later date an election form and instructions regarding the surrender of your stock certificates. You should then, prior to the election deadline, send your HF stock certificates to the exchange agent, together with your completed and signed election form.

If you vote by proxy, the individuals named on the enclosed proxy card (each of them, with full power of substitution) will vote your shares of HF common stock in the way that you indicate. When completing the telephone or Internet processes or the proxy card, you may specify whether your shares of HF common stock should be voted “for” or “against” or to “abstain” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes on a given proposal showing how your shares of HF common stock should be voted on that proposal, the shares of HF common stock represented by your properly signed proxy will be voted, as applicable, “for” approval of the merger proposal, “for” approval of the non-binding merger-related executive compensation proposal and/or “for” approval of the meeting adjournment proposal.

You have the right to revoke a proxy, whether delivered by telephone or over the Internet or by mail, at any time before it is exercised, and your last vote is the vote that will be counted. If you are a HF stockholder of record, you can write to HF’s Corporate Secretary, Pamela F. Russo, 225 South Main Avenue, Sioux Falls, South Dakota 57104, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your shares through a bank, brokerage firm or other nominee, you can revoke your proxy by contacting the bank, brokerage firm or other nominee and asking for a new proxy card. If you submitted your proxy by telephone or Internet, you can vote again by voting by telephone or over the Internet. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance alone at the stockholder meeting alone will not of itself constitute a revocation of your proxy.

Shares of HF common stock held in the HF Financial Corp. Stock Fund in the HF Financial Corp. Retirement Savings Plan will be voted by the plan trustee, Home Federal Bank, pursuant to the instructions of the applicable participant; the plan trustee is permitted to vote any allocated shares for which instructions have not been given by a participant.

If you have any questions or need assistance voting your shares, please contact HF’s proxy solicitor:

Innisfree M&A Incorporated
Stockholders call toll-free at (888) 750-5834
Brokers and banks call collect at (212) 750-5833

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF HF COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE,

DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE, OR FOLLOW THE INSTRUCTIONS ON THE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. STOCKHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY REQUESTING A REVOCATION OF THEIR SUBMITTED PROXY AND VOTING IN PERSON.

Solicitation of Proxies; Payment of Solicitation Expenses

HF has engaged Innisfree M&A Incorporated to act as its proxy solicitor and information agent and to assist in the solicitation of proxies for the special meeting. HF has agreed to pay Innisfree approximately $18,000 plus certain fees and expenses for the services it will perform in connection with the special meeting and also will indemnify Innisfree against certain claims, costs, damages, liabilities, judgments and expenses.

HF’s directors, officers and employees also may solicit proxies by telephone, by email, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. HF will also request that banks, brokerage firms and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of HF common stock.

Attending the Special Meeting

All HF stockholders, including holders of record and stockholders who hold their shares through banks, brokerage firms or other nominees are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares, such as a bank, brokerage firm or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must be the record holder of your shares or have proof of ownership of your shares such as a recent bank or brokerage account statement reflecting your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the special meeting. HF reserves the right to refuse admittance to any person without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communication devices or any similar equipment during the special meeting is prohibited without HF’s express written consent.

Questions and Additional Information

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of HF common stock or need additional copies of this proxy statement/ prospectus or the enclosed proxy card, please contact HF’s proxy solicitor:

Innisfree M&A Incorporated
Stockholders call toll-free at (888) 750-5834
Brokers and banks call collect at (212) 750-5833

THE PARTIES TO THE MERGER

HF Financial Corp.
225 South Main Avenue
Sioux Falls, South Dakota 51704
(605)333-7556

HF is a bank holding company organized under Delaware law and headquartered in Sioux Falls, South Dakota. HF provides a diversified range of financial services to its customers, primarily through its wholly owned bank subsidiary, Home Federal Bank. Home Federal Bank is a South Dakota state chartered bank that was converted from a federally chartered savings association in February, 2015. Home Federal Bank was established in 1929 and conducts its operations through 23 branch offices located in three states, with 20 offices located in central and eastern South Dakota, one office located in Fargo, North Dakota and two offices located in Bloomington and Marshall, Minnesota. Home Federal Bank provides consumer and business banking products and services, including an array of deposit accounts and loan products, as well as trust and wealth management services. HF also provides financial and insurance products and equipment lease financing through other subsidiaries. HF is subject to regulation by the Federal Reserve Board, which we refer to as the “Federal Reserve,” under the Bank Holding Company Act of 1956, as amended, which we refer to as the “BHC Act,” as well as by the Federal Deposit Insurance Corporation, which we refer to as the “FDIC,” and the South Dakota Division of Banking, which we refer to as the “South Dakota DOB.” Home Federal Bank’s deposits are insured up to applicable limits by the FDIC and it is subject to primary supervision, regulation and examination by the FDIC and the South Dakota DOB.

As of December 31, 2015, HF had total consolidated assets of $1.17 billion, total consolidated loans and leases of $906 million, total consolidated deposits of $942 million and total consolidated stockholders’ equity of $108 million.

HF common stock is listed on the NASDAQ Market under the symbol “HFFC.” Additional information about HF, its business, financial condition and results of operations can be found in documents HF files with the SEC. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on pages ii and 171, respectively, of this proxy statement/prospectus.

Great Western Bancorp, Inc.
100 North Phillips Avenue
Sioux Falls, South Dakota 51704
(605) 334-2548

Great Western is a bank holding company organized under Delaware law and headquartered in Sioux Falls, South Dakota. Great Western’s business model focuses on relationship-based business and agribusiness banking products and services, complimented by retail banking and wealth management services. These products and services are provided through its wholly owned bank subsidiary, Great Western Bank. Great Western Bank is a South Dakota state chartered bank established in 1935 that conducts operations through 155 branch offices located in the states of South Dakota, Iowa, Nebraska, Colorado, Arizona, Kansas and Missouri. Great Western is subject to regulation by the Federal Reserve under the BHC Act, as well as by the FDIC and the South Dakota DOB. Great Western Bank’s deposits are insured up to applicable limits by the FDIC and it is subject to primary supervision, regulation and examination by the FDIC and the South Dakota DOB.

Prior to the initial public offering of Great Western common stock in October, 2014, Great Western was an indirect wholly owned subsidiary of NAB. Through the course of Great Western’s initial public offering and two other public offerings and a concurrent transaction in which Great Western repurchased shares of its common stock from NAB, NAB divested all its holdings of Great Western common stock as of July 31, 2015.

As of December 31, 2015, Great Western had total consolidated assets of $9.95 billion, total consolidated loans of $7.53 billion, total consolidated deposits of $7.66 billion and total consolidated stockholders equity of $1.47 billion.

Great Western common stock is listed on the NYSE under the symbol “GWB.” Additional information about Great Western, its business, financial condition and results of operations can be found in documents Great Western files with the SEC. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on pages ii and 171, respectively, of this proxy statement/prospectus.

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Great Western or HF. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Great Western and HF make with the SEC that are incorporated by reference into this document, as described in the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus.

Transaction Structure

Pursuant to the merger agreement, HF will merge with and into Great Western with Great Western surviving the merger as the surviving corporation. Immediately thereafter, Home Federal Bank, HF’s wholly owned bank subsidiary, will merge with and into Great Western Bank, Great Western’s wholly owned bank subsidiary, with Great Western Bank continuing as the surviving entity of the bank merger.

As a result of the merger, the separate corporate existence of HF will cease and all of the assets, debts, liabilities and obligations of HF will automatically become assets, debts, liabilities and obligations of Great Western as the surviving corporation, as provided in the DGCL. The certificate of incorporation and bylaws of Great Western, as in effect immediately prior to the merger, will continue as the certificate of incorporation and bylaws of Great Western as the surviving corporation until thereafter changed or amended as provided therein or by applicable law, and the directors and officers of Great Western serving immediately prior to the merger will continue as the directors and officers of Great Western as the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. As a result of the bank merger, the corporate existence of Home Federal Bank will cease and all of the assets, debts, liabilities and obligations of Home Federal Bank will automatically become assets, debts, liabilities and obligations of Great Western Bank as the surviving bank entity in the bank merger, as provided in the South Dakota Business Corporation Act. The articles of incorporation and bylaws of Great Western Bank, as in effect immediately prior to the bank merger, will continue as the articles of incorporation and bylaws of Great Western Bank as the surviving entity in the bank merger until the same shall be amended and changed as provided by law, and the directors and executive officers of Great Western Bank, serving immediately prior to the bank merger will continue as the directors and executive officers of Great Western Bank as the surviving entity of the bank merger until their respective successors are duly elected or appointed and qualified.

Merger Consideration

Upon completion of the merger, each share of HF common stock outstanding immediately prior to the effective time of the merger, except for HF dissenting shares and shares of HF common stock held by HF as treasury stock or owned by Great Western, will be converted into the right to receive, based on the holder’s election and subject to the proration provisions of the merger agreement, the following without interest: (i)  $19.50 in cash or (ii) 0.65 shares of Great Western common stock. HF stockholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the merger agreement.

If, after the date of the merger agreement and prior to the effective time of the merger, the outstanding shares of Great Western common stock or HF common stock change in number or type as a result of a reclassification, reorganization, recapitalization, stock split, reverse stock split, stock dividend or other similar change in capitalization, or if there is any extraordinary dividend or distribution, then the merger consideration will be adjusted to provide the holders of HF common stock the same economic effect as contemplated by the merger agreement.

HF stockholders receiving the stock consideration will not receive any fractional shares of Great Western common stock that would otherwise be issued as merger consideration. Instead, such stockholders will receive a cash payment based on the average closing price of Great Western common stock over the ten trading days prior to the closing of the merger. See the section entitled “The Merger Agreement - Fractional Shares” beginning on page 93 of this proxy statement/prospectus.

HF dissenting shares will not receive the merger consideration; instead the holder of such shares shall be entitled only to such rights as are granted by the applicable provisions of the DGCL, provided such holder complies in all respects with the procedures set forth in Section 262 of the DGCL. Any holder who fails to comply with these procedures, such that the holder’s shares no longer qualify as HF dissenting shares, will be entitled to receive the merger consideration in accordance with the terms of the merger agreement. See the section entitled “Appraisal Rights” beginning on page 160 of this proxy statement/prospectus.

For a discussion of the treatment of awards outstanding under HF’s stock appreciation rights plan in connection with the merger, see the section entitled “The Merger Agreement - Treatment of HF Stock Appreciation Rights” beginning on page 100 of this proxy statement/prospectus.

Background of the Merger

The HF board has from time to time explored and assessed various strategic options potentially available to it. In 2012, HF and, at the direction of the HF board, its financial advisor River Branch Capital LLC (which was acquired by Piper Jaffray & Co. in September 2015 and is referred to herein as “Piper Jaffray”), following an evaluation of HF’s strategic alternatives, conducted a managed sale process in an effort to evaluate the possibility of a business combination involving HF. During this process, 19 prospective buyers were contacted, six of which entered into nondisclosure agreements with HF. Great Western was the only prospect to submit a non-binding indicative offer. However, the offer was inadequate, and the HF board determined not to pursue it after concluding that it undervalued HF.

Following the 2012 process through July 2014, HF met at various times with three potential merger partners, including Party B referred to below. None of these discussions led to an offer.

During the balance of 2014 through April 2015, HF focused on tactical measures to improve operating performance. This included optimizing HF’s retail branch footprint by relocating a grocery store branch and closing three grocery store branches in Sioux Falls and selling a branch in Pierre, South Dakota; converting HF’s banking charter from a federally chartered savings association to a South Dakota chartered banking corporation; improving net margins by prepaying nearly $85 million in high cost Federal Home Loan Bank Advances coupled with restructuring the investment portfolio; and improving HF’s technology banking tools to provide enhanced access for customers and to create efficiencies.

In early May 2015, while attending an industry conference, Piper Jaffray was approached by a potential strategic buyer (“Party A”) who was one of the parties initially contacted during the 2012 process. Party A indicated that they might be interested in acquiring HF. In response to this inquiry, Piper Jaffray, which although not formally engaged by the HF board at this time had furnished general investment banking services to HF in 2013 and 2014 under previous engagements with HF, at the direction of the HF board, also contacted Great Western on behalf of HF to determine its interest level in pursuing a transaction with HF. Also around the same time, HF was approached by an individual (“Individual A”) that was interested in discussing a transaction that would involve the individual purchasing a substantial minority stake in HF.

On May 26, 2015, Piper Jaffray, along with the chairman of HF, met with executive management of Party A in its headquarter city. The principal focus of the discussions was on providing greater familiarity with the franchise fundamentals of HF and to distil the strategic growth plans of Party A.

On June 5, 2015, the HF board met. Piper Jaffray and HF’s legal advisor, Briggs and Morgan, Professional Association (“Briggs and Morgan”) were also present. The HF board discussed recent developments, including discussions with Party A, Individual A and Great Western. The HF board agreed to schedule a further meeting to more fully discuss these matters.

On June 19, 2015, the HF board met with Piper Jaffray and Briggs and Morgan. Briggs and Morgan gave a presentation concerning fiduciary duties of the HF board; confidentiality and appropriate communications; trading restrictions; factors to consider with respect to determining the best course for HF; and, should a transaction transpire, the potential deal protections that might be included. Piper Jaffray reviewed with the HF board the prior process in 2012 and subsequent discussions undertaken by HF, relevant merger and acquisition (“M&A”) market considerations and information regarding prospective business combination partners with HF. The HF board authorized its Chairman, Michael Vekich, to execute on behalf of HF an engagement letter with Piper Jaffray; discussed current financial characteristics of HF’s subsidiary Home Federal Bank; noted that any indications of interest should be non-binding; discussed with Piper Jaffray the process by which it may continue to communicate with Great Western and other parties; and determined that no entity would be provided confidential information until they were subject to a nondisclosure agreement. The HF board discussed financial implications highlighted by Piper Jaffray and regulatory concerns highlighted by Briggs and Morgan with respect to the proposal by Individual A. In addition to being a non-traditional investment framework, the transaction structure proposed by Individual A incorporated financial leverage at both the bank and holding company level. In addition, the structure would not enhance the liquidity attributes of HF’s publicly traded shares. Following these discussions, the HF board determined to pursue a potential business combination process with strategic buyers and directed Piper Jaffray to make further communications with Party A and Great Western regarding the submission of non-binding indications of interest.

On July 7, 2015, Party A entered into a nondisclosure agreement with HF and submitted its initial non-binding indication of interest, which valued HF at a range of between 115% to 125% of its tangible book value. Party A requested a 60 day exclusivity agreement.

By letter agreement dated July 8, 2015, Piper Jaffray was engaged by the HF board to, among other things, advise the HF board with respect to a potential business combination transaction.

On July 13, 2015, the HF board met with Piper Jaffray and Briggs and Morgan. Piper Jaffray provided updates on the status of discussions with Great Western and Party A and noted that Party A was seeking an exclusivity period. The HF board also discussed the prospects for a transaction with Great Western and an additional potential strategic buyer (“Party B”), with which HF had periodic contact since the 2012 process ended. Briggs and Morgan advised the HF board as to its fiduciary duties. The HF board directed management to prepare a virtual data room in cooperation with Piper Jaffray and Briggs and Morgan, which would be made available to Great Western, Party A and Party B. Party A was not provided with exclusivity. The HF board also discussed potential market checks, which Piper Jaffray would undertake. In response to the mandate from the HF board, Piper Jaffray approached nine potential strategic buyers through August of 2015 to assess their interest in a transaction with HF. The potential strategic buyers were selected primarily from potentially interested parties identified in the course of the 2012 process, as well as from additional candidates, in each case based on relevant characteristics including geographic footprint, financial capability and acquisition market experience. Potential buyers were requested to submit non-binding indications of interest by August 13, 2015.

On July 15, 2015, Great Western entered into a nondisclosure agreement with HF.

On July 16, 2015, the HF board met with Piper Jaffray and Briggs and Morgan. Mr. Vekich provided an update as to recent conversations with Party A and its request for exclusivity, and Piper Jaffray updated the HF board on M&A market considerations. At this meeting it was noted that Great Western had entered into a nondisclosure agreement and that it was expected that Party B would likewise enter into a nondisclosure agreement.

On July 27, 2015, Party A temporarily rescinded its prior indication of interest, principally due to HF's refusal to grant exclusivity.

On August 3, 2015, Party B executed a nondisclosure agreement with HF.

On August 13, 2015, Great Western submitted its initial non-binding indication of interest, which contemplated an estimated implied purchase price range of $17.75 to $20.50 per share of HF common stock. The consideration to be paid to HF stockholders would be between 80% to 100% in Great Western common stock, with the balance, if any, to be paid in cash. Great Western did not request exclusivity with this indication of interest.

On August 20, 2015, Party B communicated it would not continue in the process citing tactical and financial determinations.

On August 21, 2015, Party A submitted a revised non-binding indication of interest, which increased the valuation of HF to 125% to 135% of tangible book value. The consideration to be paid to HF stockholders would be a mix of 55% Party A common stock and 45% cash, representing an estimated implied per HF common share value of $17.62 to $19.05. Party A requested a 60 day exclusivity period.

On August 28, 2015, the HF board met with Piper Jaffray and Briggs and Morgan to discuss recent developments, review financial metrics and terms contained in the indications of interest, and to review the financial characteristics of Great Western and Party A. Piper Jaffray summarized the results of prior marketing efforts, compared the two indications of interest, and provided financial highlights concerning Great Western and Party A. The HF board determined to provide Great Western and Party A with access to additional information placed in HF’s data room.

Throughout the month of September 2015, HF management had numerous due diligence calls and meetings with management of Great Western and Party A.

On October 5, 2015, Party A exited the process after indicating that it was shifting its team to focus on other opportunities that had come up during due diligence. Also on October 5, 2015, Piper Jaffray submitted a request to Great Western that it provide by October 12, 2015 an updated indication of interest in response to additional information made available.

On October 12, 2015, Great Western submitted a revised non-binding indication of interest, which provided for an estimated implied purchase price of $19.08 per share to be paid in 75% Great Western common stock and 25% cash. Great Western requested that HF enter into an exclusivity agreement that would last until February 15, 2016.

On October 15, 2015, the HF board met with Piper Jaffray and Briggs and Morgan to discuss Great Western’s latest indication of interest. Briggs and Morgan advised the HF board with respect to meeting its fiduciary duties. Piper Jaffray reviewed with the HF board the process to date; financial terms proposed (as of October 12, 2015) by Great Western; updated M&A market considerations; and selected financial and operational characteristics of Great Western and its common stock. Piper Jaffray reported as well that, based on discussions earlier in the day, Great Western was increasing its valuation of HF to $19.50 per share. Following discussions, the HF board authorized Mr. Vekich to lead negotiations with Great Western while keeping the board apprised of all negotiations; to enter into an exclusivity agreement with Great Western; to enter into negotiations of a definitive agreement; and to enter into any employee retention agreements deemed necessary and appropriate.

Although Mr. Vekich was authorized by the board approval on October 15, 2015 to grant exclusivity to Great Western, the parties were unable to reach mutually acceptable terms regarding exclusivity and therefore determined to work towards negotiating a definitive agreement without an exclusivity agreement.

Between October 20, 2015 and October 30, 2015 HF and Great Western discussed ongoing due diligence issues.

On November 2, 2015, HF, with Piper Jaffray and Briggs and Morgan, and Great Western, with its financial advisor RBC Capital Markets (“RBC”), held a due diligence call to better understand Great Western’s strategic plan and financials. Later that day, Great Western’s project team members met with HF’s team at HF headquarters to review due diligence matters.

On November 4, 2015, Great Western submitted a draft of the proposed merger agreement, which provided for a merger consideration consisting of either $19.50 in cash or a fixed number of 0.6741 shares of Great Western common stock for each outstanding share of HF common stock subject to an overall requirement of 75% of the HF shares were to be exchanged for Great Western common stock.

Between November 4, 2015 and November 10, 2015, members of the HF board and HF management held discussions regarding the draft merger agreement. Briggs and Morgan provided the HF board with its analysis of key merger terms. The primary concerns highlighted to the HF board related to the calculation of the exchange ratio, which dictated the amount of Great Western common stock to be received by HF stockholders, the prohibition on HF paying its regular dividend to stockholders after entering into the agreement, the size of the termination fee, the absence of provisions to protect HF stockholders from a decline in the price of Great Western common stock and the number of rights on the part of Great Western to either avoid closing the merger or terminate the merger agreement.

On November 10, 2015, following discussions between the HF board and Briggs and Morgan concerning the major terms of the draft merger agreement, HF submitted an updated draft merger agreement to Great Western, which addressed the concerns discussed with the HF board.

On November 12, 2015, Great Western submitted a draft merger agreement that responded to the draft submitted by HF on November 10, 2015. This draft lowered the cash merger consideration to $18.92 per share and the exchange ratio per HF common share to 0.6185 shares of Great Western common stock, and removed most of the major provisions inserted by HF in its prior draft.

Piper Jaffray reviewed anticipated major economic and deal certainty concerns arising out of the November 12 draft agreement in communications with RBC on November 14, 2015. RBC indicated Great Western was prepared to compromise on many of these issues, including reversion to the $19.50 cash consideration and an increase in the fixed exchange ratio to 0.65.

Later that day, the HF board met with Piper Jaffray and Briggs and Morgan. Briggs and Morgan advised the board with respect to the status of specific deal points contained in the draft merger agreement and provided the board with a summary of key provisions. Piper Jaffray reviewed the potential effects on implied deal value of changes in the Great Western common stock price and exchange ratio. Piper Jaffray also reviewed its recent discussions with RBC. The HF board discussed their concerns over the lowered transaction consideration proposed by Great Western, the timing of the transaction, the volume of representations and the number of termination rights Great Western was proposing in the latest draft merger agreement. Following these discussions, the HF board authorized continuing negotiations with Great Western to have the merger agreement better reflect these concerns.

On November 16, 2015, Great Western submitted a revised draft merger agreement. This draft provided for merger consideration that consisted of either $19.50 in cash or a fixed number of 0.65 shares of Great Western common stock for each outstanding share of HF common stock at the election of each HF stockholder and subject to an overall requirement of 75% of the HF shares to be exchanged for Great Western common stock. This draft included a right on the part of HF to continue paying its regular dividend, a reduction of the termination fee from $10,000,000 to $6,820,000, a significant reduction in the number of rights on the part of Great Western to avoid closing the merger or terminate the merger agreement, and a right on the part of HF to terminate the merger agreement in the event of certain declines in Great Western common stock.

On November 19, 2015, after conversations between Briggs and Morgan, management and the HF board, HF sent a revised draft merger agreement to Great Western. This draft reduced the termination fee from $6,820,000 to $4,500,000 while providing that the termination fee constituted Great Western’s sole remedy in the event of certain terminations and adjusted the triggering events that would allow HF to terminate the merger agreement in the event of a decline in Great Western common stock.

On November 20, 2015, Mr. Vekich met with Kenneth Karels, Great Western’s Chief Executive Officer, to discuss key outstanding items with respect to the merger agreement and to attempt to reach a common ground.

On November 22, 2015, Briggs and Morgan spoke to Great Western’s legal advisor, Nyemaster Goode, P.C., regarding key deal provisions.

On November 23, 2015, Great Western sent a further revised draft of the merger agreement. Among other changes from the draft submitted by HF on November 19, 2015, the termination fee was increased from $4,500,000 to $5,500,000. Other issues under negotiation through this draft included, among others, the scope of representations and warranties and knowledge qualifications thereto, the extent of third-party consents required as a condition of closing and the scope of Great Western’s termination rights.

On November 27, 2015, Mr. Vekich received a telephone call from Mr. Karels to discuss various deal terms and conditions, including the exchange ratio for the stock portion of the merger consideration based upon, among other things, the various deal terms under discussion and an increase in the market price of Great Western common stock.

On November 29, 2015, the HF board met with Piper Jaffray and Briggs and Morgan. Mr. Vekich discussed the request from Great Western that the exchange ratio be adjusted. After consultation with Piper Jaffray and Briggs and Morgan and further discussion among the board members, the HF board decided not to agree to adjust the exchange ratio. Immediately thereafter Mr. Vekich conveyed to Mr. Karels the HF board’s decision.

On November 30, 2015, Great Western submitted the final merger agreement to HF with terms and conditions negotiated since the November 23rd draft of the document, including a reduction in the termination fee from $5,500,000 to $5,000,000. The exchange ratio for the stock portion of merger consideration was set at 0.65 shares of Great Western common stock per share of HF common stock, which represented an implied value of the stock consideration of $19.77 per share of HF common stock based on the closing price on November 27, 2015 of $30.42 per share for Great Western common stock.

Also on November 30, 2015, the HF board met with Piper Jaffray and Briggs and Morgan. Piper Jaffray reviewed with the HF board its financial analysis of the proposed merger consideration of 0.65 shares of Great Western common stock, or $19.50 in cash, to be exchanged per share of HF common stock pursuant to the merger agreement. The HF board engaged in extensive discussions with Piper Jaffray regarding the process which had been employed to date and its analysis, including valuation methodologies used. Piper Jaffray then exited the room.

Briggs and Morgan then led the HF board through a discussion of its presentation regarding the HF board approval of the proposed transaction. Briggs and Morgan noted that the presentation would be a refresher of the more in depth legal discussion that occurred on June 19, 2015 and October 15, 2015. Briggs and Morgan reviewed with the HF board the business judgment rule and the presumptions therefor, including the duty of care and the duty of loyalty. Briggs and Morgan also reviewed deal protections that were discussed in the transaction. Next Briggs and Morgan provided a description of the material terms of the draft merger agreement, including with respect to structure, consideration, price protection, representations and warranties, pre-closing covenants, Great Western’s rights to avoid closing the merger or terminate the merger agreement, the “no shop” covenant including with respect to the fiduciary out for a superior proposal and matching rights, termination fee, expense reimbursement, support agreements, and director and officer indemnification and insurance. Finally, Briggs and Morgan discussed various deal considerations including transaction points and transaction risks.

Following the presentation by Briggs and Morgan, the HF board engaged in a lengthy discussion regarding the transaction points and risks. Piper Jaffray returned to the board meeting and then rendered to the HF board its oral opinion, which was confirmed by delivery of a written opinion dated November 30, 2015, that, as of November 30, 2015, and based on and subject to the assumptions made, matters considered and qualifications and limitations on the scope of the review undertaken by Piper Jaffray, as described in its opinion, the 0.65 shares of Great Western common stock or $19.50 in cash to be exchanged per share of HF common stock pursuant to the merger agreement was fair from a financial point of view to holders of HF common stock (other than Great Western and its affiliates). The financial analysis and opinion of Piper Jaffray furnished on and as of November 30, 2015 are more fully described in the section entitled “Opinion of HF’s Financial Advisor” beginning on page 71 of this proxy statement/prospectus.

After considering the reasons, rationale, and considerations, both those discussed at this meeting and at prior meetings, underlying a decision by the HF board to merge HF with Great Western pursuant to the terms of the merger agreement, on a motion duly made and seconded, the HF board unanimously approved the merger agreement and the transactions contemplated thereby; authorized the execution and delivery of the merger agreement by Mr. Vekich; authorized the filing of any necessary documents with the Securities and Exchange Commission; and authorized other actions necessary to complete the merger.

Recommendation of the HF Board and Reasons for the Merger

In reaching its decision to adopt and approve the merger agreement and recommend that HF stockholders adopt the merger agreement, the HF board consulted with HF’s management, as well as its legal and financial advisors, and considered a number of factors, which are not intended to be exhaustive and are not presented in any relative order of importance, including:

•
its knowledge of HF’s business, operations, financial condition, earnings and prospects and of Great Western’s business, operations, financial condition, earnings and prospects, taking into account the due diligence call with Great Western officers and results of other due diligence and information;

•
its knowledge of the current environment in the financial services industry, including the trend towards continued consolidation; increased operating costs resulting from regulatory and compliance mandates; increasing competition; the environment for community banks nationally and in South Dakota; and the likely effects of these factors on HF’s potential growth, development, productivity and strategic alternatives;

•
its consideration of other strategic alternatives, including remaining independent; competing for organic growth; pursuing other merger partners; making acquisitions; and engaging in share repurchases;

•
the results of prior merger discussions with other prospective partners, including the managed sale process conducted with 19 prospective buyers in 2012; discussions that took place between 2013-2014 with three prospective buyers; and the process which led to the merger agreement with Great Western during which Piper Jaffray approached nine prospective buyers; and the HF board’s belief as to the likelihood that another partner would provide greater value to HF stockholders;

•	Great Western common stock’s greater liquidity relative to HF common stock; the upward trajectory in Great Western common stock price; and the history of Great Western paying regular dividends to stockholders during its first four quarters as a public company as well as the likelihood that this would continue;

•	the synergies that would be available for an in-market transaction such as the one contemplated, including cost savings and the ability of HF stockholders to participate in synergies, if any;

•	the financial terms of the merger;

•
the financial presentation of Piper Jaffray to the HF board on November 30, 2015 and the opinion of Piper Jaffray that, subject to the various assumptions and limitations set forth therein, the merger consideration proposed to be paid pursuant to the merger agreement was fair from a financial point of view to HF stockholders as of November 30, 2015, as more fully described below under “Opinion of HF’s Financial Advisor”;

•
the structure of the merger and the terms of the merger agreement, including the option to receive the merger consideration in cash or Great Western common stock; the “no shop” covenant; the stockholder approval covenant; the ability of the HF board to withdraw or adversely modify its recommendation, and to terminate the merger agreement in the event of a superior proposal (subject to payment of a $5 million termination fee plus Great Western expenses not to exceed $1 million); the likelihood that the termination fee and related provisions would not preclude a potential bidder from making a superior proposal;

•
HF’s ability to terminate the merger agreement in the event that Great Western common stock declines 20% relative to its average trading values at signing of the merger agreement and 20% relative to the SNL Mid Cap U.S. Bank Index performance after signing, which is referred to as the “walk right”;

•	the expectation that the merger would qualify as a “reorganization” for United States federal income tax purposes;

•	the fact that HF stockholders would be entitled to dissenters’ rights in connection with the merger;

•	the likelihood that regulatory and other approvals would be received in a timely manner and without unacceptable conditions; and

•	the belief that the Great Western offer is the best offer that could be obtained at this time and is better than the stand-alone prospects for HF.
The HF board also considered a variety of risks and other potentially negative factors concerning the merger, including the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	the possibility of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the possibility of the loss of key employees or customers;

•	the possibility of disrupting HF’s ongoing business;

•	the restrictions on the conduct of HF’s business prior to the completion of the merger;

•	the possible effects of announcing the transaction or steps taken to consummate it;

•	the possibility of litigation;

•
the risk that the deal may not close because of HF’s failure to perform in all material respects its covenants in the merger agreement; failure to receive certain third party consents; failure to receive regulatory approval; the provision that allows Great Western to avoid closing without a breach by HF in the event of certain material adverse changes; the representations and warranties and the termination rights as discussed in the presentation of deal terms provided to the HF board by Briggs and Morgan; litigation brought by governmental entities related to the merger that, in Great Western’s reasonable discretion, would have a material adverse effect on HF or Great Western; failure to close the merger by December 31, 2016;

•	the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period;

•	the risks associated with the integration of the two companies;

•	the requirement that HF pay a termination fee to Great Western plus expenses in the event of certain terminations;

•	the “no shop” covenant that would prohibit HF from soliciting an offer from another potential buyer; and

•	the concern that Great Western common stock may decline in value prior to closing thereby resulting in less value being received by HF stockholders, which risk is mitigated by the walk right.

The foregoing discussion of the factors considered by the HF board is not intended to be exhaustive, but, rather, includes the material factors considered by the HF board. In reaching its decision to adopt and approve the merger agreement, and the other transactions contemplated by the merger agreement, the HF board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The HF board considered all these factors as a whole, including discussions with, and questioning of, HF’s management and HF’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the HF board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of HF and its stockholders, and approved and adopted the merger agreement. The HF board recommends that the HF stockholders vote “FOR” the merger proposal.

Certain HF Financial Forecasts

HF does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction, HF management provided Piper Jaffray, Great Western and other prospective parties, including Party A and Party B, with access to HF’s data room with certain nonpublic unaudited prospective financial information prepared by HF management. This nonpublic unaudited prospective financial information was considered by Piper Jaffray for the purpose of preparing its fairness opinion, as described under the section entitled “Opinion of HF’s Financial Advisor” beginning on page 71 of this proxy statement/prospectus. Additionally, this nonpublic unaudited prospective financial information was prepared as part of HF’s annual business plan review, and was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of certain significant elements of this information is set forth below, and is included in this proxy statement/prospectus solely because such information was made available to the parties described above, including to Piper Jaffray in connection with the preparation of its fairness opinion.

The financial forecasts set forth below were presented to the Home Federal Bank board on June 24, 2015 in connection with its annual business plan review. Although presented with numeric specificity, the financial forecasts reflect numerous estimates and assumptions of HF management made at the time they were prepared, including based on management’s expectation with respect to interest rates, loan production, loan balances, charge-offs, non-performing loans and non-performing assets, allowances for loan and lease losses and deposit growth. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment and other economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which HF operates, and the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” beginning on pages 43 and 41, respectively, of this proxy statement/prospectus, and in the reports that HF files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of HF and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results likely would differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that management could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that HF, Great Western, their respective boards, or Piper Jaffray considered, or now consider, these projections and forecasts to be a reliable predictor of future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and this information should not be relied on as such. In addition, this information represents HF management’s evaluation at the time it was prepared of certain measures of HF’s expected future financial performance on a standalone basis. No assurances can be given that these financial forecasts and the underlying assumptions are reasonable or that, if they had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the financial forecasts may not reflect the manner in which Great Western would operate the HF business after the merger.

The financial forecasts summarized in this section were prepared by and are the responsibility of the management of HF. Piper Jaffray neither examined nor compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and projected financial information, and, accordingly, Piper Jaffray expresses no opinion or any other form of assurance with respect to the projected financial information included in this proxy statement/prospectus.

In addition, Eide Bailly, LLP (HF’s independent registered public accounting firm) has not examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, Eide Bailly, LLP has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference in this proxy statement/prospectus relate to the historical financial information of Great Western and HF, respectively. Such reports do not extend to the financial forecasts and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

By including in this proxy statement/prospectus a summary of certain financial forecasts, neither Great Western nor HF nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of HF or Great Western compared to the information contained in the financial forecasts. Neither Great Western nor HF nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial forecasts summarized in this section are not being included in this proxy statement/prospectus in order to induce any HF stockholder to vote in favor of the merger proposal or any of the other proposals to be voted on at the special meeting. The following table presents financial projections prepared by HF’s management.

(Dollars in thousands, except per share amounts.)	For the Fiscal Year Ended June 30,
	2016	2017	2018
Total assets (1)	$1,192,133	$1,270,487	$1,354,242
Cash and cash equivalents (1)	19,097	19,288	19,480
Loans receivable, net (1)	919,482	983,878	1,052,750
Deposits (1)	972,567	1,016,307	1,062,125
Total stockholders' equity	108,249	113,955	121,188
Net income	10,089	9,312	11,506
Diluted earnings per share	1.43	1.32	1.63
(1) Amounts shown as averages.

Opinion of HF’s Financial Advisor

The HF board retained Piper Jaffray & Co. (as successor to River Branch Capital LLC, which was acquired by Piper Jaffray on September 30, 2015) to act as financial advisor to the HF board, and, if requested, to render to the HF board an opinion as to the fairness, from a financial point of view, of the consideration to be paid in a business combination transaction. On November 30, 2015, Piper Jaffray delivered its oral opinion, subsequently confirmed in writing, to the HF board that, based on and subject to the limitations and assumptions stated in the opinion, as of the date of the opinion, (i) 0.65 shares of Great Western common stock (the “stock consideration”), or (ii) $19.50 in cash (the “cash consideration” and together with the stock consideration, the “merger consideration”) to be exchanged per share of HF common stock at the election of each holder of HF common stock (subject to adjustment so that 75% of the shares of HF common stock to be exchanged is exchanged for stock consideration), pursuant to the merger agreement was fair, from a financial point of view, to such holders of HF common stock (other than Great Western and its affiliates).

The full text of Piper Jaffray’s written opinion dated November 30, 2015, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. You are urged to read the opinion in its entirety and this summary is qualified by in its entirety by reference to the full text of the written opinion. Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view and as of the date of the opinion, to the holders of HF common stock of the merger consideration. Piper Jaffray’s opinion was directed to the HF board in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation to any holder of HF common stock as to how such stockholder should act (including any election relating to the merger consideration) or how any such stockholder should vote with respect to the merger or any other matter. Piper Jaffray’s opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In arriving at its opinion, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated November 25, 2015;

•	reviewed and analyzed certain financial and other data with respect to HF and Great Western which was publicly available or made available to Piper Jaffray by HF and by Great Western;

•
reviewed and analyzed certain forward looking information relating to HF and Great Western that was publicly available, as well as that was furnished to Piper Jaffray by HF and Great Western, including internally prepared forecasts of HF’s expected operating results on a stand-alone basis furnished by management of HF and estimates of cost savings and operating efficiencies expected to result from the merger furnished by management and other representatives of Great Western (the “Synergies”) (see the section entitled “Certain HF Financial Forecasts” beginning on page 69 of this proxy statement/prospectus);

•
conducted discussions with members of senior management and representatives of HF and Great Western concerning the two immediately preceding matters described above, as well as HF’s and Great Western’s respective businesses and prospects before and after giving effect to the merger and the Synergies;

•
reviewed the current and historical reported prices and trading activity of HF common stock and Great Western common stock, and similar information for certain other companies deemed by Piper Jaffray to be comparable to HF and Great Western, and compared historical reported prices of HF common stock and Great Western common stock to industry and broader market trading indices;

•	compared the financial performance of HF and Great Western with that of certain other publicly traded companies that Piper Jaffray deemed relevant;

•	performed a discounted cash flow analysis of each of HF and Great Western on a stand-alone basis;

•
performed certain financial analyses for HF and Great Western on a pro forma combined basis giving effect to the merger (assuming for purposes of certain of the analyses the entire merger consideration was stock consideration);

•	compared the implied merger consideration to the historical trading price of HF common stock; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.
In addition, Piper Jaffray conducted such other inquiries, examinations and analyses, and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the HF board at a meeting held on November 30, 2015.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Piper Jaffray or the HF board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 27, 2015, and is not necessarily indicative of current market conditions.

For purposes of its analyses, and as used in the summary of its analyses below, Piper Jaffray calculated HF’s equity value implied by the merger to be approximately $139.8 million, based on approximately 7,077,270 shares of HF common stock and common stock equivalents (using the treasury stock method) outstanding as of November 27, 2015, and an implied per share merger consideration of $19.70, giving effect to the required exchange of 75% of shares of HF common stock for stock consideration, and Great Western’s closing price of $30.42 per share on November 27, 2015.

Historical Trading Analyses

Piper Jaffray reviewed the historical closing prices for HF common stock and Great Western common stock over the one-year period ended November 27, 2015, in order to provide background information on the prices at which HF common stock and Great Western common stock have historically traded. The following tables summarize some of these historical closing prices and average closing prices, as well as the percentage increase in value of HF common stock and Great Western common stock over the one-year period ended November 27, 2015 as compared to stock market indices:

Historical Stock Prices of HF

Closing Trading Price on or Prior to November 27, 2015	Price
November 27, 2015 closing price	$16.15
52 Week Average	$15.11
52 Week High	$16.74
52 Week Low	$13.60

One-Year Stock Performance as of November 27, 2015	Percentage Increase
HF common stock	16.61%
SNL Micro Cap U.S. Bank & Thrift	10.69%
S&P 500	0.83%

Historical Stock Prices of Great Western

Closing Trading Price on or Prior to November 27, 2015	Price
November 27, 2015 closing price	$30.42
52 Week High	$30.97
52 Week Low	$19.76

One-Year Stock Performance as of November 27, 2015	Percentage Increase
Great Western common stock	35.99%
SNL Mid Cap U.S. Bank & Thrift	15.47%
S&P 500	0.83%

Selected Public Companies Analyses

Piper Jaffray reviewed, among other things, selected historical financial data and estimated financial data of each of HF and Great Western based on, in the case of HF, projections provided by its management, and, in the case of Great Western, Wall Street research analyst mean consensus estimates of financial results, and compared them to corresponding financial data, where applicable, for U.S. listed public companies that Piper Jaffray deemed comparable to each of HF and Great Western.  Piper Jaffray also derived multiples for each of the comparable companies, HF and Great Western based on such financial data and market trading prices, and compared them. Piper Jaffray selected these companies based on characteristics described below using the most recently available public information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.

Selected Public Companies Analysis of HF

For HF, the comparable group consisted of fourteen (14) Midwest publicly traded bank holding companies with assets between $750.0 million and $3.0 billion and a return on average assets (“ROAA”) between 0.00% and 0.95% for the last twelve months ended September 30, 2015 (the “HF Comparable Group”). The HF Comparable Group excluded current merger targets. Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

•	MidWestOne Financial Group Inc.

•	Horizon Bancorp

•	First Mid-Illinois Bancshares

•	Farmers National Banc Corp.

•	Macatawa Banc Corp.

•	Your Community Bankshares Inc.

•	Marquette National Corp.

•	Civista Bancshares Inc.

•	Hawthorn Bancshares Inc.

•	Reliance Bancshares Inc.

•	HopFed Bancorp Inc.

•	Tri-County Financial Group Inc.

•	Ohio Valley Banc Corp.

•	Mackinac Financial Corp.

In all instances, multiples were based on closing stock prices on November 27, 2015. Throughout Piper Jaffray’s analysis, the indicated high and low of the ranges presented represented the 80th and 20th percentile values, respectively.

With respect to the HF Comparable Group table below, the information Piper Jaffray presented included the following valuation and operating data:

•	multiple of price to book value, or Price / Book

•	multiple of price to tangible book value, or Price / TBV

•	multiple of price to earnings per share for last twelve months as of September 30, 2015, or Price / LTM EPS

•	multiple of price to estimated fiscal year 2016 earnings per share, or Price / 2016E EPS

•	multiple of price to estimated fiscal year 2017 earnings per share, or Price / 2017E EPS

•	net income for last twelve months as of September 30, 2015 divided by average assets, or LTM ROAA

•	net income for last twelve months as of September 30, 2015 divided by average equity, or LTM ROAE

•	net interest margin, or NIM

•	non-interest expense for last twelve months as of September 30, 2015 divided by operating revenue, or Efficiency Ratio

•	loan loss reserves divided by total loans, or LLRs / Loans

•	non-performing sssets divided by total assets, or NPAs / Assets

In calculating LTM ROAA for HF, Piper Jaffray adjusted earnings based on HF management guidance to reflect results from core operations, specifically the exclusion of a gain associated with the sale of a branch in Pierre, South Dakota. Results of Piper Jaffray’s analysis were presented for the HF Comparable Group, as shown in the following table:

		HF Comparable Group
	HF	Low	Median	High
Price / Book	106%	88%	107%	127%
Price / TBV	111%	97%	116%	146%
Price / LTM EPS	19.9x	12.9x	16.2x	18.5x
Price / 2016E EPS	13.6x	11.2x	11.4x	13.4x
Price / 2017E EPS	12.2x	10.5x	10.7x	12.2x
LTM ROAA	0.62%	0.51%	0.68%	0.89%
LTM ROAE	5.46%	4.59%	7.31%	9.28%
NIM	3.39%	3.37%	3.73%	3.94%
Efficiency Ratio	73%	65%	72%	78%
LLRs / Loans	1.23%	0.91%	1.02%	1.30%
NPAs / Assets	1.25%	0.97%	1.57%	2.46%

Based on the analysis above, Piper Jaffray then applied the range of HF Comparable Group trading multiples to the applicable financial metrics of HF. The analysis indicated the following implied equity values per share of HF common stock, as compared to the closing stock price of the HF common stock on November 27, 2015 of $16.15, the 52-week trading range of $13.60 to $16.74, and the implied merger consideration per share of $19.70:

	Low	Median	High
Price / Book	$13.38	$16.38	$19.44
Price / TBV	$14.22	$17.02	$21.39
Price / LTM EPS	$10.42	$13.08	$14.97
Price / 2016E EPS	$13.28	$13.53	$15.96
Price / 2017E EPS	$13.82	$14.08	$16.06

Selected Public Companies Analysis of Great Western

For Great Western, the comparable group consisted of thirteen (13) national publicly traded bank holding companies with assets between $6.0 billion and $30.0 billion as of the most recently reported period (the “Great Western Comparable Group”). Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

•	Associated Banc-Corp

•	Commerce Bancshares Inc.

•	Umpqua Holdings Corp.

•	UMB Financial Corp.

•	Western Alliance Bancorp

•	Old National Bancorp

•	Glacier Bancorp Inc.

•	Columbia Banking System Inc.

•	First Interstate BancSystem

•	CVB Financial Corp.

•	Heartland Financial USA Inc.

•	BancFirst Corp.

•	First Merchants Corp.

In all instances, multiples were based on closing stock prices on November 27, 2015. Throughout Piper Jaffray’s analysis, the indicated high and low of the ranges presented represented the 80th and 20th percentile values, respectively.

With respect to the Great Western Comparable Group table below, the information Piper Jaffray presented included the following valuation and operating data:

•	Price / Book

•	Price / TBV

•	Price / LTM EPS

•	Price / 2016E EPS

•	Price / 2017E EPS

•	LTM ROAA

•	LTM ROAE

•	NIM

•	Efficiency Ratio

•	LLRs / Loans

•	NPAs / Assets

Results of Piper Jaffray’s analysis were presented for the Great Western Comparable Group, as shown in the following table:

		Great Western Comparable Group
	Great Western	Low	Median	High
Price / Book	115%	123%	156%	204%
Price / TBV	223%	175%	196%	236%
Price / LTM EPS	16.0x	15.5x	18.2x	20.6x
Price / 2016E EPS	14.3x	14.2x	15.6x	17.7x
Price / 2017E EPS	13.2x	13.4x	14.2x	15.9x
LTM ROAA	1.12%	0.91%	1.02%	1.22%
LTM ROAE	7.49%	7.03%	9.43%	10.80%
NIM	3.94%	2.99%	3.80%	4.24%
Efficiency Ratio	49%	56%	61%	68%
LLRs / Loans	0.78%	0.91%	1.20%	1.45%
NPAs / Assets	1.40%	0.48%	0.84%	1.21%

Based on the analysis above, Piper Jaffray then applied the range of Great Western Comparable Group trading multiples to the applicable financial metrics of Great Western. The analysis indicated the following implied equity values per share of Great Western common stock, as compared to the closing stock price of Great Western on November 27, 2015 of $30.42 and the 52-week range of $19.76 to $30.97:

	Low	Median	High
Price / Book	$32.51	$41.09	$53.97
Price / TBV	$23.83	$26.81	$32.25
Price / LTM EPS	$29.51	$34.64	$39.09
Price / 2016E EPS	$30.21	$33.09	$37.69
Price / 2017E EPS	$30.84	$32.78	$36.67

Selected M&A Transaction Analysis

Piper Jaffray reviewed merger and acquisition transactions involving target bank holding companies that it deemed comparable to HF. Piper Jaffray selected these transactions based on the following criteria:

•	transactions announced since January 1, 2012;

•	announced transaction value between $50.0 million and $500.0 million;

•	targets headquartered in the Midwest; and

•	targets with LTM ROAA between 0.00% and 0.95% at announcement.
The group was comprised of the following transactions and is referred to in this proxy statement/prospectus as the “Precedent Transactions Group”:

Buyer	Target
MainSource Financial Group, Inc.	Cheviot Financial Corp.
Nicolet Bankshares, Inc.	Baylake Corp.
Stupp Bros., Inc.	Southern Bancshares Corp.
Northwest Bancshares, Inc.	LNB Bancorp, Inc.
Peoples Bancorp Inc.	NB&T Financial Group, Inc.
First Midwest Bancorp, Inc.	Great Lakes Financial Resources, Inc.
Huntington Bancshares Incorporated	Camco Financial Corporation
Mercantile Bank Corporation	Firstbank Corporation
First Merchants Corporation	CFS Bancorp, Inc.
F.N.B. Corporation	PVF Capital Corp.

With respect to the Precedent Transactions Group, the information Piper Jaffray presented included the following:

•	Transaction Value / Book;

•	Transaction Value / TBV;

•	Transaction Value / LTM EPS;

•	Tangible book premium divided by core deposits, or Core Deposit Premium;

•	Target LTM ROAA; and

•	Market premium paid to stock price one day prior to the announcement of the transaction, or 1 Day Premium.
In calculating LTM ROAA for Baylake Corp., Camco Financial Corporation and HF, Piper Jaffray adjusted earnings based on HF management guidance to reflect results from core operations. Results of Piper Jaffray’s analysis were presented for the Precedent Transactions Group, as shown in the following table:

		Precedent Transactions Group
	HF	Low	Median	High
Transaction Value / Book	128.9%	114.7%	127.4%	144.4%
Transaction Value / TBV	134.8%	123.0%	142.5%	153.1%
Transaction Value / LTM EPS	24.3x	14.9x	19.8x	23.0x
Core Deposit Premium	4.8%	4.7%	6.1%	6.9%
Target LTM ROAA	0.6%	0.5%	0.6%	0.8%
1 Day Premium	22.0%	10.7%	15.5%	47.3%

Based on the analysis above, Piper Jaffray then applied the range of multiples to the applicable financial metrics of HF. The analysis indicated the following implied equity values per share of HF common stock, as compared to the implied merger consideration of $19.70:

	Low	Median	High
Transaction Value / Book	$17.53	$19.47	$22.07
Transaction Value / TBV	$17.96	$20.83	$22.37
Transaction Value / LTM EPS	$12.08	$16.00	$18.63
Core Deposit Premium	$19.68	$21.21	$22.07
1 Day Premium	$17.85	$18.62	$23.74

Pro Forma Analyses

Piper Jaffray performed pro forma merger analyses combining projected income statement and balance sheet information for HF and Great Western, assuming the implied merger consideration of $19.70, and comparing the estimated results for the combined company to the stand-alone projected results for each of HF and Great Western. Assumptions regarding acquisition related adjustments and cost synergies used to evaluate the pro forma financial impact the merger was expected to have on the combined company were based on estimates furnished by management and representatives of Great Western. In the course of this analysis, Piper Jaffray used financial projections provided by HF’s management and consensus EPS estimates sourced from available research analyst reports for Great Western. The analysis indicated the merger is expected to be accretive to each of HF’s and Great Western’s estimated stand-alone EPS in fiscal year 2017. The analysis also indicated Great Western would incur tangible book value per share dilution at closing and experience a decrease in its ratio of tangible common equity to total assets, its leverage ratio and its total capital ratio. Based on estimated dividends to be paid, the analysis also indicated former holders of HF common stock would experience dividend dilution as holders of an equivalent share of Great Western common stock.

Piper Jaffray analyzed the relative contribution of certain balance sheet and income statement items of HF and Great Western to the combined company and compared those relative contributions to the implied pro forma ownership of holders of HF common stock and holders of Great Western common stock based on the 75% stock consideration and 25% cash consideration exchange provided for in the merger agreement and on an as-if 100% stock consideration basis. This analysis excluded any acquisition related accounting adjustments or cost synergies projected by management of Great Western to be achieved through the merger. In the course of this analysis, Piper Jaffray used financial projections provided by HF’s management and consensus earnings estimates sourced from available research analyst reports for Great Western.

The results of Piper Jaffray’s analysis are set forth in the following table:

	Great Western as % of Total	HF as % of Total
Total Assets	89.3%	10.7%
Gross Loans	88.9%	11.1%
Deposits	89.0%	11.0%
Core Deposits	90.0%	10.0%
Noninterest Bearing Deposits	90.3%	9.7%
Common Equity	93.1%	6.9%
Tangible Common Equity	88.0%	12.0%
LTM Earnings	93.8%	6.2%
2016E Earnings	93.6%	6.4%
2017E Earnings	93.1%	6.9%
2018E Earnings	92.0%	8.0%
Market Capitalization	93.8%	6.2%
Hypothetical Pro Forma Ownership (as-if 100% stock consideration)	92.5%	7.5%
Expected Pro Forma Ownership following the Merger	94.3%	5.7%

Discounted Cash Flows Analyses

The discounted cash flow analysis is a widely used valuation methodology that relies upon numerous assumptions, including asset growth rates, earnings growth rates, discount rates, and terminal multiples, and the results of such methodology are highly dependent on these assumptions. The analysis does not purport to be indicative of the actual values or expected values of shares of HF common stock or Great Western common stock. In addition, the analysis relates only to the potential value achieved by HF or Great Western, in each case as a stand-alone entity, based on assumptions described below. The analysis is not intended to, and does not purport to, reflect values achieved on a post-merger basis.

Discounted Cash Flow Analysis of HF

Piper Jaffray calculated a range of implied values for the HF common stock by estimating the present value of hypothetical projected cash flows that HF could provide to holders of HF common stock through fiscal year 2020, and a projected terminal value at the end of fiscal year 2020 utilizing the following assumptions, among others:

•	financial projections for fiscal years 2016 through 2018 were provided by HF’s management;

•	income for fiscal years 2019 and 2020 was assumed to grow from the projected fiscal year 2018 estimate at a 10.0% rate, based on HF’s management guidance;

•	maintenance of an 8.00% tangible common equity-to-tangible asset ratio;

•	discount rates from 13.0% to 15.0%, which were calculated based on Piper Jaffray’s estimate of HF’s cost of equity; and

•	terminal multiples of 10.0x to 14.0x applied to estimated fiscal year 2020 earnings.

The calculations resulted in a range of implied values from $12.10 to $17.92 per share of HF common stock, with a midpoint of $14.90, as compared to the closing stock price of HF on November 27, 2015 of $16.15, the 52-week trading range of $13.60 to $16.74 and the implied merger consideration per share of $19.70.

Discounted Cash Flow Analysis of Great Western

Piper Jaffray calculated a range of implied values for the Great Western common stock by estimating the present value of hypothetical cash flows that Great Western could provide to holders of Great Western common stock through fiscal year 2020, and a projected terminal value at the end of fiscal year 2020 utilizing the following assumptions, among others:

•	financial projections for fiscal years 2016 through 2018 were based on consensus research analyst estimates;

•	income for fiscal years 2019 and 2020 was assumed to grow from projected fiscal year 2018 estimates at a 9.0% rate, based on consensus research analyst estimates;

•	maintenance of an 8.00% tangible common equity-to-tangible asset ratio;

•	discount rates from 11.0% to 13.0%, which were calculated based on Piper Jaffray’s estimate of Great Western’s cost of equity; and

•	terminal multiples of 13.0x to 17.0x applied to estimated fiscal year 2020 earnings.

The calculations resulted in a range of implied values from $25.18 to $34.58 per share of Great Western common stock, with a midpoint of $29.69, as compared to the closing stock price of Great Western on November 27, 2015 of $30.42 and the 52-week range of $19.76 to $30.67.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of HF, Great Western or the combined company following the merger.

No company or transaction used in the above analyses as a comparison is directly comparable to HF, Great Western or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which HF, Great Western and the merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the HF board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by management of HF and Great Western, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of management of HF and Great Western that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that management of each of HF and Great Western was not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of management of HF and Great Western as to the expected future results of operations and financial condition of HF and Great Western. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. Piper Jaffray relied, with HF’s consent, on advice of the outside counsel and the independent registered public accounting firm to HF, and on the assumptions of management of HF and Great Western, as to all accounting, legal, regulatory, tax and financial reporting matters with respect to HF and the merger agreement.  Piper Jaffray’s opinion does not address any accounting, legal, regulatory, tax and financial reporting matters with respect to HF, Great Western and the merger agreement.

In arriving at its opinion, Piper Jaffray assumed that the executed merger agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger would be consummated pursuant to the terms of the merger agreement without amendments thereto, and (iv) all conditions to the consummation of the merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger would be obtained in a manner that would not adversely affect HF, Great Western or the contemplated benefits of the merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent, derivative, off-balance or other) of HF or Great Western, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of HF or Great Western under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of HF, Great Western or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which HF, Great Western or any of its affiliates was a party or may be subject, and at the direction of HF and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither HF nor Great Western is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger and the merger of the principal banking subsidiaries of HF and Great Western contemplated by the merger agreement.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which shares of HF common stock or Great Western common stock may trade following announcement of the merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to the holders of HF common stock of the merger consideration, as set forth in the merger agreement, and did not address any other terms or agreement relating to the merger or any other terms of the merger agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to HF, Great Western’s ability to fund the cash consideration payable in the merger pursuant to the merger agreement or any other terms contemplated by the merger agreement. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by holders of HF common stock in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as financial advisor in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The HF board selected Piper Jaffray to act as its financial advisor and to render its fairness opinion in connection with the merger contemplated by the merger agreement on the basis of its experience and reputation in acting as financial advisor in connection with mergers and acquisitions.

Pursuant to a July 8, 2015 letter agreement with HF, Piper Jaffray served as financial advisor to the HF board in connection with its consideration of strategic alternatives, including a possible business combination transaction. For its services as financial advisor, Piper Jaffray has been paid quarterly retainer fees aggregating $50,000 and is entitled to additional retainer fees of $50,000. Piper Jaffray will also receive a financial advisory fee, estimated to be approximately $1,400,000, net of the fee received for the furnishing of the Piper Jaffray opinion, from HF, which is contingent upon the consummation of the merger. In addition, Piper Jaffray has been paid a fee of $250,000 from HF for furnishing the opinion relating to the fairness of the merger consideration, from a financial point of view, which is not contingent upon the consummation of the merger or the conclusions reached in Piper Jaffray’s opinion and is creditable against the financial advisory fee. HF has agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services.  In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of HF and Great Western for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Except as noted in the succeeding sentence, Piper Jaffray had not received fees or other compensation from HF or Great Western in the past two years prior to the issuance of its opinion. Since 2012, River Branch Capital LLC (predecessor to Piper Jaffray) has received $300,000 in additional fees related to general investment banking and advisory work performed for HF, including the M&A market environment and internal restructuring activities, and related to its engagement on behalf of the HF board in connection with the 2012 managed sale process. Piper Jaffray and its affiliates may from time to time perform in the future various investment banking and financial advisory services for HF or Great Western or their affiliates for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the merger and the participants in the merger that differ from the opinions of Piper Jaffray’s investment banking personnel.

Great Western’s Reasons for the Merger

The Great Western board believes that the merger is in the best interests of Great Western and its stockholders for the following reasons, among others:

•
the merger will combine two community banking organizations focused on customer service, building relationships and enhancing stockholder value, and will expand Great Western’s geographic reach to 127 communities in 9 states;

•
the merger will solidify Great Western’s market leadership in the highly attractive Sioux Falls market and will enhance its state-wide presence and customer base in South Dakota by adding 20 branch offices currently operated by HF in the central and eastern portions of the state;

•	the merger will also provide Great Western with a branch office presence in the desirable Fargo, North Dakota and suburban Minneapolis markets;

•	the merger is expected to establish a strong platform to support significant opportunities for Great Western to continue its organic growth in the Midwest; and

•	the merger is expected to enhance Great Western’s mortgage and wealth management capabilities.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger will take place on the first Friday that is a business day following the second business day on which the last of the conditions to closing of the merger is satisfied or waived, except that the closing shall not occur prior to April 1, 2016. See the section entitled “The Merger Agreement - Conditions to Completion of the Merger” beginning on page 111 of this proxy statement/prospectus for a more complete description of the conditions that must be satisfied prior to closing. The date on which the closing occurs sometimes is referred to in this proxy statement/prospectus as the “closing date’.

On the closing date, Great Western, as the surviving corporation, will effect the merger by filing a certificate of merger with the Delaware Secretary of State. The merger will become effective on the date and time of filing of the certificate or on such later date and time as may be specified in the certificate. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “effective time.”

Regulatory Approvals Required for the Merger

Completion of the merger and the bank merger are subject to receipt of certain approvals and consents from applicable governmental and regulatory authorities, provided that Great Western will not be required to offer or to pay any consideration or agree to any requirement, restriction, covenant, undertaking, limitation or divestiture of any kind as a condition to receiving any such approval (except for any conditions which impose an immaterial burden on Great Western, HF or any or their subsidiaries, affiliates or assets). Great Western and HF have each agreed to furnish the other party with such information as may be reasonably necessary or advisable in connection with any regulatory filing, notice or other application to be made by or on behalf of either Great Western or HF. These approvals include, among others, approval from the Federal Reserve, the FDIC and the South Dakota DOB. Great Western submitted the requisite applications to the FDIC and the South Dakota DOB on December 18, 2015, and also submitted an application to the Federal Reserve Board on December 29, 2015. The approval of the FDIC was obtained as of February 1, 2016 and the requisite waiting period has expired. The approval of the Federal Reserve was received on February 9, 2016 and the waiting period expired on February 24, 2016. The approval of South Dakota DOB was received on March 2, 2016.

Federal Reserve Board

Great Western is a bank holding company regulated and supervised by the Federal Reserve under the BHC Act. The transactions contemplated by the merger agreement require prior approval of the Federal Reserve under the BHC Act. The Federal Reserve, in evaluating an application for such approval, takes into consideration a number of factors, including (i) the competitive impact of the transaction in the relevant markets; (ii) the financial condition and future prospects, including capital positions and managerial resources of the parties, on both a current and pro forma basis; (iii) the convenience and needs of the communities to be served and the record of the parties’ banking subsidiaries under the Community Reinvestment Act of 1977, which we refer to as the “CRA”; (iv) the effectiveness of the parties and their banking subsidiaries in combating money laundering activities and (v) the extent to which the transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve provided an opportunity for public comment on the application and was authorized to hold a public meeting or other proceeding if it determined that such meeting or other proceeding would be appropriate. No public meeting was held.

In its approval of the merger, the Federal Reserve order provided that the merger may not be completed until 15 calendar days after the date of the order. The commencement of an antitrust action by the DOJ, however, would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve does regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Federal Deposit Insurance Corporation

Great Western Bank and Home Federal Bank are insured depository institutions regulated and supervised by the FDIC. The merger of Home Federal Bank with and into Great Western Bank requires prior approval of the FDIC under the Bank Merger Act. Such approval was received on February 1, 2016. In evaluating an application for such approval, the FDIC takes into consideration a number of factors, including (i) the competitive impact of the transaction in the relevant markets; (ii) the financial and managerial resources of the banks both on a current and pro forma basis; (iii) the convenience and needs of the communities to be served and the record of the banks under the CRA, including their CRA ratings; (iv) the banks’ effectiveness in combating money laundering activities and (v) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FDIC provided an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that such meeting or other proceeding would be appropriate, however, no such public meeting was held.

Under the Bank Merger Act (and related regulations), completion of a merger is also subject to a 30‑day waiting period after approval by the FDIC (which may be reduced to 15 days) to permit analysis by the DOJ of the effect on competition of the transaction, as described above. The FDIC order approving the merger reduced the waiting period to 15 days, which expired February 15, 2016.

South Dakota Division of Banking

Great Western Bank and Home Federal Bank are state banks chartered, regulated and supervised by the South Dakota DOB (a division of the South Dakota Department of Labor and Regulation). The bank merger requires prior approval of the Director of the South Dakota DOB under applicable South Dakota banking laws. The matters to be addressed in the application to the Director of the South Dakota DOB and the standards of review are generally the same as the matters to be addressed in the applications to, and reviewed by, the Federal Reserve and the FDIC. In connection with the review of the application, the Director provided an opportunity for public comment on the application. On March 2, 2016 the South Dakota DOB approved the merger.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Great Western and HF believe that neither the merger nor the bank merger raise substantial antitrust or other significant regulatory concerns and that the parties will be able to obtain all requisite regulatory approvals. Neither Great Western nor HF can provide any assurance that the closing of the merger will occur within the prescribed time of any of the approvals obtained, the timing of any such further approvals as may be required if the closing of the merger does not occur within such prescribed time, their ability to obtain any such further approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that may be deemed to impose a material burden on Great Western.

Neither Great Western nor HF are aware of any material governmental approvals or actions that are required for completion of the merger or the bank merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Accounting Treatment

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. As a result, the recorded assets and liabilities of Great Western will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities of HF will be adjusted to fair value at the date of the merger. In addition, all identified intangible assets will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the fair value of the Great Western common stock to be issued to former HF stockholders, exceeds the fair value of the net assets including identified intangible assets of HF on the date the merger is completed, such amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. Identified finite life intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting will result in the operating results of HF being included in the operating results of Great Western beginning from the date of completion of the merger.

NYSE Market Listing

The shares of Great Western common stock to be issued in the merger will be listed for trading on the NYSE.

Delisting and Deregistration of HF Common Stock

If the merger is completed, HF common stock will be delisted from the NASDAQ Market and deregistered under the Exchange Act, and HF will no longer be required to file periodic reports with the SEC with respect to HF common stock.

Dividends/Distributions

From and after the date of the merger agreement, November 30, 2015, HF may not, and may not permit its subsidiaries to, without the prior written consent of Great Western, make any dividend payments or distributions other than (i) regular quarterly cash dividends by HF at a rate not in excess of $0.1125 per share of HF common stock, or (ii) dividends paid by any subsidiary to HF.

No dividends or other distributions declared or made with respect to Great Western common stock after closing of the merger will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of HF common stock until such holder properly surrenders such shares. See the section entitled “The Merger Agreement - Exchange and Payment Procedures” beginning on page 98 of this proxy statement/prospectus.

Litigation Related to the Merger

On December 14, 2015, Shiva Y. Stein, a purported HF stockholder, filed a putative class action and derivative complaint against HF, each of the members of the HF board and Great Western in the Circuit Court of Minnehaha County, South Dakota purportedly on behalf of the public stockholders of HF. The complaint asserts that the director defendants breached their fiduciary duties by purportedly failing to take adequate steps to enhance HF stockholder value as a merger candidate and by not acting independently to protect the interests of HF stockholders. The complaint further asserts that HF and Great Western aided and abetted the purported breaches of fiduciary duty. The plaintiff seeks (i) a declaration that the action may be maintained as a class action; (ii) injunctive relief to prevent the consummation of the merger; (iii) in the event the merger is consummated, rescission of the transaction or rescissionary damages; (iv) an order directing the defendants to account to the plaintiff for damages because of alleged wrongdoing; (v) an award to plaintiff of costs and disbursements including attorneys’ and experts’ fees; and (vi) other relief as may be just and proper. The defendants believe these claims are without merit, and are vigorously defending this action. HF cannot predict the outcome of or estimate the possible loss or range of loss from these matters.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Great Western or HF. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Great Western and HF make with the SEC, as described in the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Great Western and HF contained in this proxy statement/prospectus or in the public reports of Great Western and HF filed with the SEC may supplement, update or modify the factual disclosures about Great Western and HF contained in the merger agreement. The merger agreement contains representations and warranties by Great Western, on the one hand, and by HF, on the other hand, made solely for the benefit of the other party. The representations, warranties and covenants made in the merger agreement by Great Western and HF were qualified and subject to important limitations agreed to by Great Western and HF in connection with negotiating the terms of the merger agreement. In particular, during your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to understand that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Great Western and HF each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any person as characterizations of the actual state of facts about Great Western or HF at the time they were made or otherwise.

Merger Consideration and Elections

As a result of the merger, each HF stockholder will have the right, with respect to each share of HF common stock held, to elect to receive merger consideration consisting of either cash or shares of Great Western common stock, subject to proration as described below.

The value of the cash consideration is fixed at $19.50. However, because the exchange ratio used to determine the stock consideration has been fixed at 0.65 shares of Great Western common stock for each share of HF common stock to be converted into the right to receive the stock consideration, the value of the stock consideration will fluctuate as the market price of Great Western common stock fluctuates before the completion of the merger. This price will not be known at the time of the special meeting and may be more or less than the current price of Great Western common stock or the price of Great Western common stock at the time of the special meeting or at the time an election is made, and the value of the stock consideration may be more or less than the value of the cash consideration at the completion of the merger.

Set forth below is a table showing the value of the cash consideration, the hypothetical value of the stock consideration and the hypothetical value of a mixed stock/cash election based on a range of market prices for Great Western common stock. The table does not reflect the fact that cash will be paid instead of fractional shares of Great Western common stock.

Great Western Common Stock	HF Common Stock
	Stock Election: Stock Consideration Per Share		Cash Election: Cash Consideration Per Share	Mixed Election (75% Stock Consideration and 25% Cash Consideration) Hypothetical Value per Share (3)
Hypothetical Closing Prices	Shares of Great Western Common Stock	Hypothetical Value (1)(2)
$20.00	0.65	$13.00	$19.50	$14.63
$21.00	0.65	$13.65	$19.50	$15.11
$22.00	0.65	$14.30	$19.50	$15.60
$23.00	0.65	$14.95	$19.50	$16.09
$24.00	0.65	$15.60	$19.50	$16.58
$25.00	0.65	$16.25	$19.50	$17.06
$26.00	0.65	$16.90	$19.50	$17.55
$27.00	0.65	$17.55	$19.50	$18.04
$28.00	0.65	$18.20	$19.50	$18.53
$29.00	0.65	$18.85	$19.50	$19.01
$30.00	0.65	$19.50	$19.50	$19.50
$31.00	0.65	$20.15	$19.50	$19.99
$32.00	0.65	$20.80	$19.50	$20.48
$33.00	0.65	$21.45	$19.50	$20.96
$34.00	0.65	$22.10	$19.50	$21.45
$35.00	0.65	$22.75	$19.50	$21.94
$36.00	0.65	$23.40	$19.50	$22.43
$37.00	0.65	$24.05	$19.50	$22.91
$38.00	0.65	$24.70	$19.50	$23.40
$39.00	0.65	$25.35	$19.50	$23.89
$40.00	0.65	$26.00	$19.50	$24.38
(1) Hypothetical value based on hypothetical closing price of Great Western common stock on the NYSE.
(2) HF is entitled to terminate the merger agreement under certain circumstances based on a decline in the market price of Great Western common stock relative to certain thresholds specified in the merger agreement with respect to both the market price of Great Western common stock and the performance of a market index comprised of bank holding company stocks. See the section entitled “The Merger Agreement - Termination of the Merger Agreement” beginning on page 113 of this proxy statement/prospectus.

(3) Assumes a HF stockholder has made a valid “mixed” election to receive 75% stock consideration and 25% cash consideration on an aggregate basis and presents the implied per-share value that would be received based on the hypothetical value of Great Western common stock at the listed closing prices on the NYSE. For example, if the hypothetical value of Great Western common stock was $25.00 per share, the implied per-share value of a mixed election (75% stock/25% cash) would be $17.06 (25.00 x .65 x .75 + $19.50 x .25 = $17.06).

The examples above are illustrative only. The value of the stock consideration that a HF stockholder actually receives will be based on the actual closing price on the NYSE of Great Western common stock upon completion of the merger, which may be outside the range of the amounts set forth above, and as a result, the actual value of the stock consideration per share of HF common stock may not be shown in the above table.

HF stockholders will elect, subject to the proration provisions described below, the cash or stock consideration or a combination of both by completing an election form provided by Great Western. Great Western will initially make available and mail the election form to HF stockholders at least twenty (20) business days before the anticipated election deadline, as described more fully below under “The Merger Agreement - Election Process for Merger Consideration.” HF stockholders must return their properly completed and signed election form to the exchange agent prior to the election deadline. If you are a HF stockholder and you do not return your election form by the election deadline or improperly complete or do not sign your election form, you will receive the cash consideration, the stock consideration, or a combination of the cash consideration and stock consideration based on what is available after giving effect to the valid elections made by other stockholders pursuant to the proration adjustment described below.

If you are a HF stockholder, you may specify different elections with respect to different shares held by you. For example, if you own 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares, subject to the proration provisions of the merger agreement.

The merger agreement provides that each HF stockholder who makes a valid stock election will have the right to receive, in exchange for each share of HF common stock held, 0.65 shares of Great Western common stock, without interest. We refer to this stock amount as the “stock consideration.” The total number of shares of HF common stock that will be converted into the stock consideration is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights to be settled in stock prior to the merger but excluding HF dissenting shares and shares of HF common stock held by HF as treasury stock or owned by Great Western), which we refer to as the “stock conversion number,” and the remaining 25% of shares of HF common stock will be converted into the cash consideration. As a result, even if a HF stockholder makes a stock election, that holder may nevertheless receive a mix of stock and cash.

The merger agreement also provides that each HF stockholder who makes a valid cash election will have the right to receive, in exchange for each share of HF common stock held by such holder, an amount equal to $19.50 in cash, without interest. We refer to this cash amount as the “cash consideration.” Because the stock conversion number is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights to be settled in stock prior to the merger), even if a HF stockholder makes a cash election, that holder may nevertheless receive a mix of stock and cash.

If you are a HF stockholder and you do not make an election to receive Great Western common stock or cash in the merger, your election is not received by the exchange agent by the election deadline, your election form is improperly completed and/or not signed or you fail to deliver to the exchange agent your stock certificates or provide for their guaranteed delivery, you will be deemed not to have made an “election” and your shares will be considered “non-election shares,” and you may receive stock consideration, cash consideration, or a combination of both depending on, and after giving effect to, the number of valid stock elections and cash elections that have been made by other HF stockholders using the proration adjustment described below.

If, after the date of the merger agreement and prior to the effective time, the outstanding shares of Great Western common stock or HF common stock change in number or type as a result of a reclassification, reorganization, recapitalization, stock split, reverse stock split, stock dividend or other similar change in capitalization, or if there is any extraordinary dividend or distribution, then the merger consideration will be adjusted to provide the holders of HF common stock the same economic effect as contemplated by the merger agreement.

Fractional Shares

Great Western will not issue any fractional shares of Great Western common stock in the merger. Instead, a HF stockholder who otherwise would have received a fraction of a share of Great Western common stock will receive an amount in cash (rounded to the nearest cent), without interest, determined by multiplying (i) the average of the closing prices of Great Western common stock on the NYSE for the ten (10) full trading days ending on the third business day preceding the closing date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Great Western common stock that such holder would otherwise have been entitled to receive pursuant to the merger agreement.

Proration of Merger Consideration

As described above, the stock conversion number is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF stock appreciation rights to be settled in stock prior to the merger but excluding HF dissenting shares and shares of HF common stock held by HF as treasury stock or owned by Great Western). As a result, if the aggregate number of shares of HF common stock with respect to which stock elections have been made, which we refer to as the “stock election number,” exceeds the stock conversion number, all HF stockholders who have elected to receive stock consideration will have such form of consideration proportionately reduced, and will instead receive a portion of their consideration in cash consideration, despite their election. Correspondingly, if the stock election number is less than the stock conversion number, HF stockholders who have elected to receive cash consideration may have such form of consideration proportionately reduced, and may receive a portion of their consideration in stock consideration, despite their election, depending on the number of non-election shares, as described below. The stock and cash elections are subject to adjustment to preserve the limitations described above on the stock and cash to be issued and paid in the merger. As a result, if you make a stock election or cash election, you may nevertheless receive a mix of stock and cash.

Adjustment if Stock Election is Oversubscribed

Cash consideration may be issued to HF stockholders who make stock elections if the stock election number is greater than the stock conversion number - in other words, if the stock election is oversubscribed. If the stock election is oversubscribed, then:

•
a HF stockholder making a cash election, no election or an invalid election will receive the cash consideration for each share of HF common stock as to which it made a cash election, no election or an invalid election; and

•	a HF stockholder making a stock election will receive:

◦
the stock consideration for a number of shares of HF common stock equal to the product obtained by multiplying (1) the number of shares of HF common stock for which such stockholder has made a stock election by (2) a fraction, the numerator of which is the stock conversion number and the denominator of which is the stock election number; and

◦	the cash consideration for the remaining shares of HF common stock for which the stockholder made a stock election.

Example of Oversubscription of Stock Election

As an example, assuming that:

•	the stock conversion number was 5.0 million; and

•
the stock election number was 7.0 million (in other words, only 5.0 million shares of HF common stock can receive the stock consideration, but HF stockholders have made stock elections with respect to 7.0 million shares of HF common stock), then a HF stockholder making a stock election with respect to 1,000 shares of HF common stock would receive the stock consideration with respect to 714 shares of HF common stock (1,000 x 5.0/7.0) and the cash consideration with respect to the remaining 286 shares of HF common stock. Therefore, given the exchange ratio of 0.65, that HF stockholder would receive 464 shares of Great Western common stock and $5,577 in cash (as well as cash in lieu of such holder’s fractional shares).

Adjustment if the Stock Election is Undersubscribed

Stock consideration may be issued to HF stockholders who make cash elections if the stock election number is less than the stock conversion number - in other words, if the stock election is undersubscribed. The amount by which the stock election number is less than the stock conversion number is referred to as the “shortfall number.” If the stock election is undersubscribed, then all HF stockholders making a stock election will receive the stock consideration for all shares of HF common stock as to which they made a stock election. HF stockholders making a cash election, HF stockholders who make no election and HF stockholders who failed to make a valid election will receive Great Western common stock and/or cash depending on whether the shortfall number is less than or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Stock Election and Shortfall Number is Less than or Equal to Number of Non-Election Shares

If the shortfall number is less than or equal to the number of non-election shares, then:

•	a HF stockholder making a stock election will receive the stock consideration for each share of HF common stock as to which it made a stock election;

•	a HF stockholder making a cash election will receive the cash consideration for each share of HF common stock as to which it made a cash election; and

•	a HF stockholder who made no election or who did not make a valid election with respect to any of its shares will receive:

◦
the stock consideration with respect to that number of shares of HF common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such holder by (2) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and

◦	the cash consideration with respect to the remaining non-election shares held by such stockholder.

Example of Scenario 1

As an example, assuming that:

•	the stock conversion number is 5.0 million,

•
the stock election number is 4.0 million (in other words, 5.0 million shares of HF common stock must be converted into stock consideration, but HF stockholders have made a stock election with respect to only 4.0 million shares of HF common stock, so the shortfall number is 1.0 million), and

•	the total number of non-election shares is 2.0 million,

then a HF stockholder that has not made an election with respect to 1,000 shares of HF common stock would receive the per share stock consideration with respect to 500 shares of HF common stock (1,000 x 1.0/2.0) and the per share cash consideration with respect to the remaining 500 shares of HF common stock. Therefore, given the exchange ratio of 0.65, that HF stockholder would receive 325 shares of Great Western common stock and $9,750 in cash.

Scenario 2: Undersubscription of Stock Election and Shortfall Number is Greater than Number of Non-Election Shares

If the shortfall number exceeds the number of non-election shares, then:

•	a HF stockholder making a stock election will receive the stock consideration for each share of HF common stock as to which it made a stock election;

•	a HF stockholder who made no election or who did not make a valid election will receive stock consideration for each of its non-election shares; and

•	a HF stockholder making a cash election will receive:

◦
the stock consideration with respect to the number of shares of HF common stock equal to the product obtained by multiplying (1) the number of shares of HF common stock with respect to which the stockholder made a cash election by (2) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which is equal to the total number of cash election shares; and

◦	the cash consideration with respect to the remaining shares of HF common stock held by such stockholder as to which it made a cash election.

Example of Scenario 2

As an example, assuming that:

•	the stock conversion number is 5.0 million,

•
the stock election number is 4.0 million (in other words, 5.0 million shares of HF common stock must be converted into stock consideration, but HF stockholders have made a stock election with respect to only 4.0 million shares of HF common stock, so the shortfall number is 1.0 million),

•	the number of non-election shares is 500,000 (so the shortfall number exceeds the number of non-election shares by 500,000), and

•	the total number of cash election shares is 2.5 million,

then a HF stockholder that has made a cash election with respect to 1,000 shares of HF common stock would receive the stock consideration with respect to 200 shares of HF common stock (1,000 x .5/2.5) and the cash consideration with respect to the remaining 800 shares of HF common stock. Therefore, given the exchange ratio of 0.65, that HF stockholder would receive 130 shares of Great Western common stock and $15,600 in cash.

Effect of the Merger; Effective Time; Organizational Documents of the Surviving Corporation

Effect of the Merger

The merger agreement provides for the merger of HF with and into Great Western, with Great Western surviving the merger as the surviving corporation. We sometimes refer to Great Western following the merger as the “surviving corporation.”

As a result of the merger, there will no longer be any publicly held shares of HF common stock. HF stockholders will only participate in the surviving corporation’s future earnings and potential growth through their ownership of Great Western common stock, to the extent they receive stock consideration. All of the other incidents of direct ownership of HF common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from HF, will be extinguished upon completion of the merger. All of the properties, rights, privileges, powers and franchises of HF shall vest in the surviving corporation, and all debts, duties and liabilities of HF shall become the debts, duties and liabilities of the surviving corporation.

Effective Time

The merger will be effected by filing the certificate of merger with the Secretary of State of the State of Delaware. The merger will become effective as of the date and time of the filing of the certificate of merger or such later date and time specified in such certificate of merger, which we refer to as the “effective time.”

Organizational Documents of the Surviving Corporation

The certificate of incorporation and bylaws of Great Western that are in effect immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving corporation until thereafter changed or amended as provided therein or by applicable law. The surviving corporation will continue to exist under the name “Great Western Bancorp, Inc.”

Election Process for Merger Consideration

HF stockholders will initially be mailed an election form, including transmittal materials, at least twenty business days prior to the election deadline, or at such other time as Great Western and HF may agree, so as to permit each HF stockholder to exercise its right to make an election prior to the election deadline. Each election form will allow you to make cash or stock elections or a combination of both with respect to your shares of HF common stock. Following the initial mailing of the election form, Great Western will use all reasonable efforts to make available as promptly as possible an election form to any holder who requests such election form prior to the election deadline.

Unless otherwise agreed to in advance by Great Western and HF, the election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located), on the date that Great Western and HF agree is as near as practicable to three business days prior to the expected closing date. Great Western and HF will issue a press release announcing the date of the election deadline not more than fifteen business days before, and at least five business days prior to, the election deadline.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the election form. Stockholders who hold their shares of HF common stock in “street name” or through a bank, brokerage firm or other nominee should follow the instructions of the bank, brokerage firm or other nominee for making an election with respect to such shares of HF common stock. In such a situation, it shall be a condition of the payment of the merger consideration that: (i) the applicable HF stock certificate is properly endorsed to such stockholder or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such HF stock certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the person surrendering such stock certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the exchange agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the stock certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the exchange agent that such tax has been paid or is not payable. Shares of HF common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.

To make a valid election, each HF stockholder must submit to the exchange agent a properly completed election form (including duly executed transmittal materials included in the election form), together with stock certificates or an appropriate customary guarantee of delivery of such stock certificates as described below, so that it is received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form.

An election form will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of HF common stock covered by the election form or by an appropriate customary guarantee of delivery of such certificates, as set forth in such election form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised election form. Additionally, any HF stockholder may revoke its election by written notice received by the exchange agent prior to the election deadline or by withdrawal prior to the election deadline of its certificates or of the guarantee of delivery of such certificates that were previously deposited with the exchange agent. You will not be entitled to revoke or change your elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of HF common stock during the interval between the election deadline and the date of completion of the merger. All elections will automatically be deemed revoked upon receipt by the exchange agent of written notification from Great Western and HF that the merger agreement has been terminated in accordance with its terms.

Shares of HF common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made (none of Great Western, HF or the exchange agent being under any duty to notify any holder of such defect), the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Great Western, in the exercise of its reasonable, good faith discretion, will have the right to make all determinations, not inconsistent with the terms of the merger agreement, governing (i) the validity of the election forms and compliance by any holder with the election procedures set forth in the merger agreement, (ii) the method of issuance and delivery of new certificates representing the whole number of shares of Great Western common stock into which shares of HF common stock are converted in the merger and (iii) the method of payment of cash for shares of HF common stock converted into the right to receive the cash consideration and cash in lieu of fractional shares of Great Western common stock.

Exchange and Payment Procedures

After the election deadline and no later than one (1) business day prior to the closing of the merger transaction, Great Western will deposit, or cause to be deposited, with ComputerShare, Limited, which we refer to as the “exchange agent,” for the benefit of the holders of shares of HF common stock, sufficient cash and Great Western common stock to be exchanged in accordance with the merger agreement, including the merger consideration, which amounts we refer to as the “exchange fund.” As promptly as practicable after the effective time, but in no event later than five (5) business days thereafter, Great Western will cause the exchange agent to mail to each record holder, as of immediately prior to the effective time, of shares of HF common stock that has not previously submitted its certificates or book entry shares with an election form, a letter of transmittal for use in connection with the exchange, which shall include a statement that delivery shall be effected, and risk of loss and title to the

HF stock certificates shall pass, only upon delivery of the HF stock certificates to the exchange agent, and instructions for use in surrendering the applicable certificates or book entry shares in exchange for the merger consideration. From and after the effective time and completion of the allocation of the merger consideration among holders (which Great Western will cause the exchange agent to effect no later than five business days after the effective time), HF stockholders who properly surrender their certificates or book entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal or election form, as applicable, and such other documents as may be required pursuant to such instructions, will receive for each HF share the stock consideration and/or the cash consideration, which they have become entitled to receive pursuant to the proration adjustment described above, plus any cash payable in lieu of any fractional shares of Great Western common stock, and any dividends or distributions on Great Western common stock such holder has the right to receive pursuant to the merger agreement. No interest will be paid or accrue on any merger consideration or cash in lieu of fractional shares.

Distributions with Respect to Unsurrendered Shares

No dividends or other distributions declared or made with respect to Great Western common stock after closing of the merger will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of HF common stock until such holder properly surrenders such shares in accordance with the merger agreement. Subject to applicable law, after such surrender, the holder will be entitled to receive the per share merger consideration, the fractional share cash amount to which such holder is entitled and any dividends or other distributions that have been payable or become payable with respect to the holder’s whole shares of Great Western common stock. No interest will be payable on the foregoing.

Transfers Following the Effective Time

From and after the effective time, the stock transfer books of HF will be closed and there will be no further registration of transfers of shares of HF common stock on the records of HF, except for the cancellation of such shares in connection with the merger. From and after the effective time, the holders of certificates or book entry shares that evidenced ownership of shares of HF common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such shares, except as otherwise provided for in the merger agreement or by applicable law. Any bona fide certificates or book entry shares presented to the surviving corporation after the effective time will be canceled and exchanged in accordance with the merger agreement.

Termination of Exchange Fund

Any portion of the exchange fund that remains unclaimed by HF stockholders for six (6) months following the effective time will be paid to the surviving corporation. From and after such time, any former holders of HF common stock who have not properly surrendered their shares may thereafter seek from Great Western (subject to abandoned property, escheat and other similar laws) the merger consideration payable in respect of such shares of HF common stock, any cash payable in lieu of any fractional shares of Great Western common stock and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. None of Great Western, HF, the surviving corporation nor the exchange agent will be liable to any holder of shares of HF common stock for any shares of Great Western common stock (or any related dividends or distributions) or cash from the exchange fund that is delivered in good faith to any public official pursuant to any applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of HF common stock is lost, stolen or destroyed, upon the making of an affidavit of such fact by the person claiming the certificate to be lost, stolen or destroyed and, if required by Great Western, the posting by such person of a bond in such amount as Great Western may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent or Great Western, as applicable, will issue in exchange for the lost, stolen or destroyed certificate the applicable merger consideration, cash in lieu of fractional shares and any dividends or other distributions that have been payable or become payable in respect of the shares of HF common stock represented by that certificate pursuant to the merger agreement.

Withholding Rights

Each of Great Western, the exchange agent and the surviving corporation will be entitled to deduct and withhold from any amounts payable pursuant to the merger agreement to any holder of HF common stock such amounts as Great Western, the exchange agent or the surviving corporation, as applicable, are required to deduct or withhold under applicable tax laws, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated for purposes of the merger agreement as having been paid to the holder of HF common stock from whom such amounts were deducted or withheld.

Treatment of HF Stock Appreciation Rights

Under the merger agreement, each outstanding HF stock appreciation right will be settled prior to the effective time of the merger and the shares of HF common stock issued upon such settlement shall be eligible to receive the applicable merger consideration, cash in lieu of fractional shares and dividends or distributions payable with respect to such HF common stock.

Representations and Warranties

The merger agreement contains representations and warranties made by Great Western and HF. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	capitalization;

•	authority to enter into the merger and the binding nature of the merger agreement;

•	no breach of organizational documents, law or other agreements as a result of the merger;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;

•	compliance with SEC filing requirements;

•	conformity with GAAP and SEC requirements of financial statements filed with the SEC;

•	internal controls over financial reporting and disclosure controls and procedures;

•	broker/finder fees;

•	operation in the ordinary course of business and absence of material adverse changes (since June 30, 2015 with respect to Great Western and since September 30, 2015 with respect to HF);

•	certain tax matters;

•	involvement in litigation or the existence of any orders issued by governmental authorities;

•	compliance with applicable laws;

•	agreements with regulatory agencies; and

•	accuracy of the information supplied for inclusion in registration statement/proxy statement/prospectus.

HF makes additional representations and warranties to Great Western in the merger agreement relating to, among other things:

•	material contracts;

•	certain employee benefit matters, including matters relating to employee benefit plans;

•	labor relations and employment matters;

•	certain environmental matters;

•	HF’s deposits and investment portfolio;

•	matters relating to HF’s owned and leased property;

•	intellectual property;

•	inapplicability of state takeover statutes to the transactions contemplated by the merger agreement;

•	the receipt of an opinion from HF’s financial advisor regarding the fairness, from a financial point of view, of the consideration to be paid to holders of HF common stock in the merger;

•	HF’s loan portfolio;

•	insurance coverage;

•	certain matters related to HF’s mortgage servicing business;

•	related party transactions; and

•	interest rate risk management instruments.

Some of the representations and warranties contained in the merger agreement are qualified as to “materiality” or by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge, after due investigation.

For purposes of the merger agreement, a “material adverse effect” with respect to Great Western, HF or the surviving corporation, as the case may be, means any event, occurrence, fact, condition, change, development or effect that individually or when taken together with all other events, occurrences, facts, conditions, changes, developments or effects is or could reasonably be expected to be materially adverse to the business, assets, reputation, results of operations, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the applicable party and its subsidiaries, taken as a whole.

However, a material adverse effect will not be deemed to include any event, occurrence, fact, condition, change, development or effect to the extent caused by:

•	changes in the United States or global economy or capital, financial or securities markets generally;

•	changes in applicable laws or GAAP, or authoritative interpretation thereof after the signing of the merger agreement that affect in general the banking industry;

•
the engagement by the United States in military hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States;

•	changes in the industry in which HF operates generally;

•	disclosure or consummation of the transactions contemplated by or actions expressly required by the merger agreement in contemplation of the transactions contemplated by the merger agreement;

•	the failure, in and of itself, of HF to meet any published or internally prepared estimates of revenues, earnings or other financial projections, performance measures or operating statistics; or

•
actions taken by HF or Home Federal Bank as required or authorized pursuant to the merger agreement or at the direction or request of Great Western including, but not limited, to the termination, suspension, modification or reduction of HF’s or Home Federal Bank’s relationship with any customer, vendor, supplier, distributor, landlord or employee;

so long as, in the case of the first, second, third and fourth bullets above, HF and its subsidiaries, are not materially disproportionately affected thereby.

Conduct of HF Business Prior to Completion of the Merger

Under the merger agreement, HF has agreed to certain restrictions on its activities and the activities of its subsidiaries during the period from the date of the merger agreement to the effective time. In general, HF is required to, and to cause its subsidiaries to, conduct its business in the ordinary course consistent with past practice, use commercially reasonable efforts to preserve intact its current business organization and keep available the services of its current officers and employees, and use its best efforts to preserve its relationships with customers, suppliers and others having business dealings with it.

The following is a summary of the more significant restrictions imposed upon HF. Subject to the exceptions set forth in the merger agreement. HF will not, and will cause its subsidiaries not to, without Great Western’s prior written consent:

•
declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than dividends or distributions from its subsidiaries to HF, except HF may pay its usual and customary cash dividend to its stockholders in amounts and at times consistent with past practice;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•
purchase, redeem or otherwise acquire any shares of its or its subsidiaries’ capital stock or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

•
authorize for issuance or otherwise issue, deliver, sell, encumber or transfer any shares of its capital stock or any equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any of the same, except as otherwise permitted by the merger agreement;

•	amend any of its governing documents or alter the corporate structure or ownership of HF or its subsidiaries;

•	materially change its interest rate or fee pricing policies with respect to its deposits or loans except where reasonably necessary in certain circumstances to help retain a customer relationship;

•	amend, terminate, waive or modify any of the terms of any loan or deposit in excess of $250,000 except in the ordinary course of business consistent with past practice and applicable policies;

•	enter into any new line of business or product marketing campaign which is inconsistent with past practices with regard to pricing;

•	amend, modify or waive its lending, mortgage servicing process, investment, underwriting, risk and asset liability management, loan, personnel, risk management or other banking and operating policies;

•	make any underwriting exceptions in making or renewing any consumer loans, except as required by applicable law and in compliance with existing policies and procedures;

•	introduce any new loan or credit products;

•	make any deposits into new account Certificate of Deposit Account Registry Service (CDARS) deposits;

•
enter into or approve any loan or a group of related loans in excess of $1,000,000 in the aggregate, or enter into or approve any renewal of any existing loan or group of related loans in excess of $1,500,000 in the aggregate;

•	subject to the restrictions in the merger agreement, fail to make additional extensions of credit in the ordinary course of business consistent with past practices;

•
purchase or invest in any securities or other investments other than United States Treasury securities with a maturity of two (2) years or less, or sell any securities or other investment with a value as shown on the books of HF of $2,500,000 or greater;

•	close, sell, consolidate, or relocate any of Home Federal Bank’s branches;

•
make any material change, except those required to maintain integrity of the systems or to protect against cyber-attacks (the aggregate cost of which is not to exceed $100,000) in any information technology system utilized by HF or its subsidiaries;

•
acquire or agree to acquire any business organization or division thereof or otherwise acquire, or agree to acquire, any assets other than assets acquired in the ordinary course of business consistent with past practice and not material to HF and its subsidiaries, taken as a whole;

•	make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $100,000;

•
sell, transfer, lease, license (as licensor), mortgage, encumber or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice and not material to it and its subsidiaries, taken as a whole;

•	acquire, lease (as lessee) or sell or lease (as lessor) any real property other than the disposition of Other Real Estate Owned (OREO) in the ordinary course of business consistent with past practice;

•
incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for any such indebtedness or other obligations of another person or make any loans or advances (other than loans made by HF and its subsidiaries on their respective books and records) or capital contributions to, any other person, other than indebtedness, loans, advances, capital contributions and investments between HF and its subsidiaries and other than borrowings by Home Federal Bank from the Federal Home Loan Bank of Des Moines, Iowa with maturities not exceeding three (3) months, in each case in the ordinary course of business consistent with past practice;

•	issue or sell any debt securities or warrants or other rights to acquire any debt securities of HF or its subsidiaries;

•	enter into any “keep well” or other agreement to maintain any financial statement condition of another person;

•
except as required by the merger agreement or pursuant to existing agreements with HF's officers or employees or with respect to the retention bonuses and stay bonuses described under "Employee Matters" beginning on page 110 of this proxy statement/prospectus, grant, increase, or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any compensation or benefits payable or to become payable to its directors, officers or employees, including any increase or change pursuant to any employee benefit plan of HF, except in a manner which is consistent with HF's normal and customary past practices or as required by law or by any written contract or any employee benefit plan of HF in existence on the date of the merger agreement;

•
except as required by the merger agreement or pursuant to existing agreements with HF’s officers or employees or with respect to the retention bonuses and stay bonuses described under “Employee Matters” beginning on page 110 of this proxy statement/prospectus, establish, adopt, enter into, amend or take action to enhance or accelerate any rights or benefits under any agreement, plan or arrangement that would constitute an employee benefit plan of HF if it were in existence on the date of the merger agreement, except as required by law or by any written contract or any employee benefit plan of HF in existence on the date of the merger agreement;

•	terminate without cause the employment of or hire any employee whose annual compensation exceeded or is reasonably expected to exceed $60,000 annually;

•	knowingly violate or knowingly fail to perform any obligation or duty imposed upon HF or its subsidiaries by any applicable law;

•
make or adopt any change to its (i) credit, loan or risk policies; (ii) methodology for determining its allowance for loan and lease losses (except as may be required by any law or any directive of any governmental entity); or (iii) accounting methods, practices, or policies (other than actions required to be taken by GAAP);

•	make any material change in internal control over financial reporting;

•
fail to ensure that the charge-offs, write-downs and OREO and other owned property valuations established on HF’s or any of its subsidiaries’ books and records between the date hereof and the closing of the merger will be established in accordance with the requirements of GAAP, consistently applied to HF’s and its subsidiaries’ past practice, and will properly reflect the losses incurred on outstanding loans (including accrual interest receivable);

•
prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, except as required by law, settle or compromise any claim relating to taxes, enter into any closing agreement or similar agreement relating to taxes, otherwise settle any dispute relating to taxes, or request any ruling or similar guidance with respect to taxes;

•
enter into, amend, modify or terminate any material contract, waive, release or assign any rights under any material contract or enter into, renew, or become subject to any interest rate risk management arrangements or derivative instruments whether for the account of HF or any of its subsidiaries or any of their respective customers;

•
enter into or amend any contract that would, after the effective time, restrict Great Western or any of its subsidiaries (including HF and its subsidiaries) with respect to engaging in any line of business or in any geographical area or that contains exclusivity, most favored nation pricing or other provisions, or non-solicitation provisions;

•	except as permitted by the merger agreement, waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations;

•	initiate, settle or compromise any actions, claims, disputes, litigation or other proceedings;

•	enter into any agreement or arrangement that would be required to be reported by HF pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•
except as permitted by the merger agreement, take any action that would reasonably be expected to, or omit to take any action where such omission would reasonably be expected to, prevent, materially delay or impede the consummation of the merger or the other transactions contemplated by the merger agreement; or

•	authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any contract to do any of the foregoing.

Regulatory Matters

Great Western and HF have agreed to use reasonable best efforts to take and do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the merger, the bank merger and the other transactions contemplated by the merger agreement. This includes using their reasonable best efforts to take all commercially reasonable actions to cause the conditions precedent in the merger agreement to be satisfied, to obtain all permits, consents, approvals and authorizations, to make all necessary registrations, declarations and other filings and to take all commercially reasonable steps as may be necessary to avoid any claim, action or other proceeding by any governmental entity. Great Western and HF have also agreed to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of any other party to the merger agreement or any of its subsidiaries with or to any third party or governmental entity in connection with the transactions contemplated by the merger agreement.

Great Western has agreed to use its reasonable best efforts to take and do all things necessary to enable the listing of shares of Great Western’s common stock on the NYSE no later than the effective time, subject to official notice of issuance, and to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the merger agreement (other than to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

However, nothing in the merger agreement (i) requires Great Western or HF to contest any final action or decision taken by any governmental entity challenging the consummation of the transactions contemplated by the merger agreement, (ii) requires Great Western or any of its affiliates to offer or pay any consideration or agree to any requirement, restriction, covenant, undertaking, limitation or divestiture of any kind whatsoever as a condition to obtaining required permits, consents, approvals and authorizations (other than conditions which impose an immaterial burden on Great Western, HF, or any of their subsidiaries, affiliates or assets) or in order to avoid, prevent or terminate any action by any governmental entity which would restrain, enjoin or otherwise prevent consummation of the transactions contemplated by the merger agreement, or (iii) permits HF, without Great Western’s prior written consent, to take or agree to take any action described in (i) or (ii) above.

See also “Conditions to Completion of the Merger” beginning on page 111 of this proxy statement/prospectus.

HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring

HF has agreed, as soon as practicable following the effectiveness of the SEC Form S-4 Registration Statement of which this proxy statement/prospectus forms a part and receipt of certain regulatory authorizations and approvals as set forth in the merger agreement, in consultation with Great Western, to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering the approval and adoption of the merger agreement. Except as set forth below, HF, through its board of directors, is required to recommend to its stockholders approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and is required to use reasonable best efforts to solicit such approval and adoption by its stockholders. Except as set forth below, HF’s board of directors or committee thereof, may not withhold, withdraw, qualify, amend or modify in a manner adverse to Great Western its recommendation to its stockholders or its declaration that the merger agreement and merger are advisable and fair to and in the best interests of HF and its stockholders, which we refer to as an “adverse recommendation change.” Each director and certain executive officers of HF have entered into a stockholder voting agreement, in the form of Exhibit A to the merger agreement, pursuant to which, among other things, such persons have agreed to vote shares of HF common stock owned by them in favor of the merger.

Notwithstanding the foregoing, subject to certain restrictions in the merger agreement, HF’s board of directors may make an adverse recommendation change in response to a Superior Proposal (as defined below) made after the date of the merger agreement and which shall not have been withdrawn if the board of directors determines in good faith (after consultation with outside counsel and its outside financial advisor) that the failure to do so would reasonably be expected to violate the fiduciary duties of the board of directors to HF’s stockholders under applicable law.

A “Superior Proposal” means an unsolicited, bona fide written Takeover Proposal (as defined below) to acquire more than (i) 50% of the outstanding voting securities of HF or (ii) 50% of the consolidated assets of HF and its subsidiaries, in either case on terms that, in the reasonable good faith judgment of HF’s board of directors, after consultation with its outside financial advisors and its outside legal counsel, taking into account relevant legal, financial and regulatory aspects of the proposal, the termination fee, the identity of the third party making such proposal and the conditions for completion of such proposal, is more favorable, from a financial point of view, to HF’s stockholders than the merger, taking into account all of the terms and conditions of such proposal and the merger agreement (including any changes to the terms of the merger agreement proposed by Great Western in response to such proposal or otherwise).

A “Takeover Proposal” means an inquiry, offer or proposal by a person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than Great Western and its affiliates relating to any transaction or series of related transactions other than the merger and the bank merger involving: (i) any acquisition or purchase from HF by any such persons of more than a 5% interest in the total outstanding voting securities of HF or any of its subsidiaries; (ii) any tender offer or exchange offer that if consummated would result in such persons, or any other person, beneficially owning 5% or more of the total outstanding voting securities of HF or any of its subsidiaries; (iii) any merger, consolidation, business combination, recapitalization or similar transaction involving HF pursuant to which the stockholders of HF immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction in substantially the same proportion as prior to such transaction; (iv) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets (based on the fair market value thereof) of HF or any of its subsidiaries; or (v) any liquidation or dissolution of HF or any of its subsidiaries. We refer to the matters set forth in (i) through (v) of this paragraph as an “Acquisition Transaction.”

Notwithstanding the foregoing, HF’s board of directors may not make such adverse recommendation change if HF or its board of directors did not comply with the merger agreement, and no adverse recommendation change may be made until after the third (3rd) business day after HF’s board of directors provides notice to Great Western of its intent to take such action and its reasoning, including the terms and conditions of the applicable Superior Proposal, identifying the person making such proposal and providing copies of any agreements intended to effect such Superior Proposal and representing that HF has complied with the merger agreement provisions applicable to such Superior Proposal. During this three (3) business day period, HF and its advisors must negotiate with Great Western in good faith to make such adjustments to the terms and conditions of the merger agreement as would enable HF’s board of directors to proceed with its recommendation of the merger agreement, including the merger. HF’s board of directors may not make an adverse recommendation change if, prior to the expiration of such three (3) business day period, Great Western makes a proposal to adjust the terms and conditions of the merger agreement that HF’s board of directors determines in good faith (after consultation with its financial advisors) to be at least as favorable as the Superior Proposal after giving effect to, among other things, the payment of the $5,000,000 termination fee.

The foregoing does not prohibit HF’s board of directors from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act so long as such disclosure is limited to (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (ii) an express rejection of an applicable Takeover Proposal or (iii) an express reaffirmation of the board of director’s recommendation in favor of the merger agreement, including the merger, so long as any adverse recommendation change is made in compliance with the merger agreement.

See also “Termination of the Merger Agreement” and “Termination Fee” beginning on pages 113 and 115, respectively, of this proxy statement/prospectus.

No Solicitation

The merger agreement prohibits HF, its subsidiaries and any of their respective officers, directors, employees, financial advisors, attorneys or other representatives prior to the effective time from, directly or indirectly, soliciting, initiating or knowingly facilitating, inducing or encouraging the submission of any Takeover Proposal (as defined above in section “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus), entering into any agreement relating to a Takeover Proposal, participating in any discussions or negotiations with any third party with respect to a Takeover Proposal, or furnishing any third party with any information with respect to HF or its subsidiaries in connection with or in response to a Takeover Proposal.

Notwithstanding the foregoing, prior to the meeting of HF’s stockholders to approve the merger, HF and its board of directors may participate in discussions or negotiations with any third party with respect to a Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal, and may furnish any third party with any information with respect to HF or its subsidiaries in connection with a Takeover Proposal if it was an unsolicited bona fide written Takeover Proposal by such third party, and only if HF’s board of directors have determined, in their reasonable good faith judgment after consultation with outside financial and legal advisors, that (i) such Takeover Proposal would reasonably be expected to lead to a Superior Proposal (as defined above in section “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus), (ii) the failure to take such action would reasonably be expected to violate the fiduciary duties of HF’s board of directors to HF’s stockholders under applicable law, and (iii) prior to engaging in such actions, HF’s board of directors receives from such third party an executed confidentiality agreement substantially equivalent to the confidentiality agreement existing between HF and Great Western. HF must also provide Great Western with notices and certain information with respect to such Takeover Proposal before participating in discussions or negotiations with any third party with respect to a Takeover Proposal, or to furnish any third party with any information with respect to HF or its subsidiaries in connection with a Takeover Proposal, as set forth below.

In all events, the merger agreement requires HF to promptly, and in any event no later than twenty-four (24) hours after it receives any Takeover Proposal, or any written request for information regarding HF or its subsidiaries in connection with a Takeover Proposal or any inquiry with respect to, or which could reasonably be expected to lead to, any Takeover Proposal, advise Great Western orally and in writing of such Takeover Proposal or request, including providing the identity of the third party making or submitting such Takeover Proposal or request, and either a copy of written materials relating thereto (if the proposal or request is in writing) or a reasonable summary thereof (if the proposal or request is oral). HF is required to keep Great Western informed in all material respects on a prompt basis of the status and details of any such Takeover Proposal or with respect to any change to the material terms of any such Takeover Proposal, and is required to provide to Great Western any non-public information concerning HF and its subsidiaries before providing the same to such third party.

See also “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus.

Expenses

Except as otherwise provided in the merger agreement, including the $5,000,000 termination fee and up to $1,000,000 in expense reimbursement payable by HF to Great Western under certain circumstances described under “Termination Fee” beginning of page 115 of this proxy statement/prospectus and under “Expense Reimbursement” beginning page 116 of this proxy statement/prospectus, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the merger agreement, the bank merger and the transactions contemplated thereby will be paid by the party incurring such expenses.

Employee Matters

Great Western has agreed that the surviving corporation after the effective time will honor all employment contracts entered into between HF and its employees to the extent disclosed in a specific section of a disclosure letter delivered by HF to Great Western in connection with the merger agreement (we refer to such employees herein as “eligible employees”). This does not guarantee employment for any employee of HF or its subsidiaries, or restrict the right of the surviving corporation or its subsidiaries to terminate any employee at any time for any or no reason with or without notice. However, if an eligible employee is terminated without cause before the first anniversary of the effective time, Great Western is required to provide severance benefits consisting of one week of pay for each full year of service the eligible employee had with HF or its subsidiaries, with a minimum of two weeks’ salary and a maximum of 16 weeks’ salary.

Great Western has agreed to cause employees of HF and its subsidiaries to be eligible to participate in any employee benefit plan, program or arrangement maintained by Great Western or its affiliates and to recognize their prior service with HF or its subsidiaries as service with Great Western and its affiliates for purposes of eligibility and vesting under the applicable employee benefit plan, program or arrangement (but without duplication of benefits), but not for any other purposes, including for purposes of determining benefit accruals, vacation benefits or early retirement subsidies. Great Western has also agreed to use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under any such employee benefit plan, program or arrangement, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous employee benefit plan, program or arrangement of HF in which such employee participated immediately prior to the effective time, to be waived with respect to such employee and such individual’s spouse and eligible dependents who become participants in such employee benefit plan, program or arrangement, subject to the conditions, regulations, underwriting criteria or similar provisions imposed by any of Great Western’s insurers.

Each employee of HF or its subsidiaries who is listed in a specific section of a disclosure letter delivered by HF to Great Western in connection with the merger agreement will be eligible to receive the retention bonus set forth in such specific section of such letter, in the form attached as Exhibit D to the merger agreement. Each employee of HF or its subsidiaries who is listed in a specific section of a disclosure letter delivered by HF to Great Western in connection with the merger agreement will be eligible to receive the stay bonus set forth in such specific section of such letter, in the form attached as Exhibit E to the merger agreement. HF is required to use its best efforts to cause the execution of retention agreements by the employees who are listed in a specific section of a disclosure letter delivered by HF to Great Western in connection with the merger agreement.

Indemnification and Insurance

Great Western has agreed that all rights to indemnification, advancement of expenses and exculpation by HF or its subsidiaries existing on the date of the merger agreement under its governing documents or agreements in effect on the date of the merger agreement in favor of any person who is at such time, or has been at any time prior to such date or who becomes prior to the closing date, an officer or director of HF or its subsidiaries, will survive the closing of the merger and continue in full force and effect in accordance with their terms.

HF and its subsidiaries are required to obtain as of the closing date directors’ and officers’ liability “tail” insurance policies with a claims period of six years from the closing date providing coverage for claims arising out of or relating to events which occurred on or prior to the closing date, with at least the same coverage and limits, and containing at least as advantageous terms and conditions as the policies in place immediately prior to the closing date. However, HF and its subsidiaries are not required to pay an annual premium for such coverage in excess of 300% of the last annual premium paid by them for such insurance prior to the date of the merger agreement. If such insurance coverage cannot be obtained at an annual premium equal to or less than such amount, HF and its subsidiaries must obtain such insurance as is obtainable for an annual premium equal to such maximum amount.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, the listing of shares of Great Western common stock to be issued in the merger, coordination with respect to litigation relating to the merger, transition and integration matters, real estate transfer taxes, state takeover laws, certain transition services, and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

Each of Great Western’s and HF’s obligation to complete the transactions contemplated by the merger agreement is subject to fulfillment of certain conditions, including:

•	approval of the merger agreement by the requisite vote of HF’s stockholders;

•
no court or other governmental entity having jurisdiction over HF, Great Western or their subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation or order which is then in effect prohibiting or having the effect of making illegal the consummation of the merger or the bank merger, and no governmental entity shall have instituted any proceeding that is pending seeking such an order; and

•
certain regulatory approvals, which we refer to as “specified requisite regulatory approvals” shall have been obtained and shall remain in full force and effect and all mandatory statutory waiting periods in respect thereof shall have expired. Specified requisite regulatory approvals include the approval by the FDIC of an interagency bank merger act application, the approval by the South Dakota Division of Banking of Great Western Bank’s application (and expiration of applicable waiting period), the grant by the appropriate Federal Reserve Bank of a waiver of the application requirements under certain provisions of the Bank Holding Company Act of 1956, the approval of the SEC and the effectiveness of any filing under the Securities Act or the Exchange Act, and the approval for listing on the NYSE of Great Western’s common stock to be issued pursuant to the merger, subject to notice of issuance.

Great Western’s obligation to complete the transactions contemplated by the merger agreement is also subject to fulfillment of certain conditions, including:

•	performance in all material respects by HF of each of its agreements contained in the merger agreement required to be performed on or prior to the effective time;

•
accuracy of HF’s representations and warranties in the merger agreement as of the effective time (other than representations and warranties addressing matters only as of a certain date which must be accurate as of such certain date), except for inaccuracies that have not had and could not reasonably be expected to have a material adverse effect on HF or Home Federal Bank;

•	nonoccurrence of any event that has had or would be reasonably expected to have a material adverse effect on HF;

•
nonexistent of any instituted, pending or threatened proceeding by a governmental entity relating to the merger agreement or its contemplated transactions or that would have, individually or in the aggregate, a material adverse effect on HF or Great Western;

•
delivery by HF to Great Western of certain documents, including, officer’s certificates, certified governing documents and resolutions, good standing certificates, certain third party consents and regulatory approvals;

•
delivery by Nyemaster Goode, P.C. of an opinion to Great Western with respect to the income tax consequences of the merger on the stockholders of HF and confirming that the merger qualifies as a "reorganization" under Section 368 of the Code; and

•	the use by HF and Home Federal Bank of their reasonable best efforts to work with Great Western to expense, prior to the effective time, certain closing expenses incurred prior to the closing date.

HF’s obligation to complete the transactions contemplated by the merger agreement is also subject to fulfillment of certain conditions, including:

•	performance in all material respects by Great Western of each of its agreements contained in the merger agreement required to be performed on or prior to the effective time;

•
material accuracy of Great Western’s representations and warranties in the merger agreement as of the effective time (other than representations and warranties addressing matters only as of a certain date which must be accurate as of such certain date);

•
delivery by Great Western to HF of certain documents, including, officer’s certificates, certified governing documents and resolutions, good standing certificates, certain third party consents and regulatory approvals; and

•
delivery by Briggs and Morgan, Professional Association of an opinion to HF with respect to the income tax consequences of the merger on the stockholders of HF and confirming that the merger qualifies as a "reorganization" under Section 368 of the Code.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the effective time in the following circumstances:

•	by mutual written consent of Great Western and HF;

•
by Great Western if there has been a breach of any representation, warranty, covenant, undertaking or other agreement made by HF in the merger agreement, or any such representation or warranty shall have become untrue after the date of the merger agreement, in each case such that certain closing conditions in the merger agreement would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Great Western to HF;

•
by HF if there has been a breach of any representation, warranty, covenant, undertaking or other agreement made by Great Western in the merger agreement, or any such representation or warranty shall have become untrue after the date of the merger agreement, in each case such that certain closing conditions in the merger agreement would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by HF to Great Western;

•
by either HF or Great Western if: (i) the merger has not been effected on or prior to the close of business on December 31, 2016, which we refer to as the “termination date,” except that the termination date may be extended by 90 calendar days if the merger has not been effected because certain regulatory approvals have not been obtained (but HF or Great Western, as applicable, cannot terminate the merger agreement if they caused the failure to obtain the approval); or (ii) any court or other governmental entity having jurisdiction over a party to the merger agreement has issued or enacted an order or law or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the merger or the bank merger and such order, law or other action shall have become final and nonappealable;

•
by either Great Western or HF if the stockholders of HF do not adopt the merger agreement at the special meeting or at any adjournment or postponement thereof, except that HF may not so terminate the merger agreement if it fails to comply with certain obligations under the merger agreement that may have caused the failure of such approval;

•
by Great Western if: (i) HF breached the non-solicitation, proxy statement/prospectus, or stockholder meeting provisions of the merger agreement; (ii) HF’s board of directors or a committee thereof shall have effected an adverse recommendation change or shall have taken any other action or made any other statement in connection with the Stockholder Meeting inconsistent with the board of directors recommending the merger; (iii) HF’s board of directors or any committee thereof shall have recommended to HF’s stockholders any Takeover Proposal; or (iv) a tender offer or exchange offer for 5% or more of the outstanding shares of capital stock of HF is commenced, and HF’s board of directors fails to recommend against acceptance of, or takes no position with respect to, such tender offer or exchange offer by its stockholders;

•
by HF if prior to the approval and adoption of the merger agreement by its stockholders, (i) HF’s board of directors has received a Superior Proposal, (ii) HF has complied with its nonsolicitation covenants under the merger agreement, (iii) HF’s board of directors has made an adverse recommendation change, and (iv) at the time of such termination, Great Western receives the $5,000,000 termination fee and HF enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal; or

•
by HF, if HF’s board of directors so determines by a majority vote of its members at any time during the five (5) business day period commencing on the date that is ten (10) days before the closing date of the merger transaction if both of the following conditions are satisfied: the Great Western Market Value is less than eighty percent (80%) of the Initial Great Western Market Value; and the number obtained by dividing the Great Western Market Value by the Initial Great Western Market Value is less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20.

Certain defined terms used in this section are set forth below. For the definition of “adverse recommendation change,” “Takeover Proposal” and “Superior Proposal” see “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus.

•
“Great Western Market Value” is the average of the daily closing sales price of a share of Great Western’s common stock, as reported on the NYSE, for the twenty (20) consecutive trading days immediately preceding the date that is ten (10) days before the closing date of the merger transaction.

•
“Final Index Price” means the average of the closing price of the Index on each of twenty (20) consecutive trading days immediately preceding the date that is ten (10) days before the closing date of the merger transaction.

•	“Index” means the SNL Mid Cap U.S. Bank Index; except that if the SNL Mid Cap U.S. Bank Index is not available for any reason, “Index” means the NASDAQ Bank Index.

•
“Initial Great Western Market Value” means the average of the daily closing sales price of a share of Great Western’s common stock, as reported on the NYSE, for the twenty (20) consecutive days immediately preceding the date of the merger agreement.

•	“Initial Index Price” means the average of the closing price of the Index for the twenty (20) consecutive trading days immediately preceding the date of the merger agreement.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (i) both Great Western and HF will remain liable for any willful breach of a representation or warranty or the breach of any covenant contained in the merger agreement, and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee

HF will be required to pay Great Western a termination fee of $5,000,000 if the merger agreement is terminated in any of the following circumstances:

•
by HF or Great Western, in accordance with the terms of the merger agreement, if the merger is not effected prior to close of business on December 31, 2016 (subject to possible extension as provided in the merger agreement) or HF’s stockholders fail to approve the merger agreement at the Stockholder Meeting, and (i) a Takeover Proposal (as defined in “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus) existed between the date of and the date of the termination of the merger agreement, and (ii) concurrently with or within twelve months after any such termination an Acquisition Transaction (as defined in “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus) is consummated or HF or its subsidiaries have entered into any agreement with respect to an Acquisition Transaction;

•
by Great Western if: (i) HF breached the non-solicitation, proxy statement/prospectus, or stockholder meeting provisions of the merger agreement; (ii) HF’s board of directors or a committee thereof shall have effected an adverse recommendation change or shall have taken any other action or made any other statement in connection with the Stockholder Meeting inconsistent with the board of directors recommending the merger; (iii) HF’s board of directors or any committee thereof shall have recommended to HF’s stockholders any Takeover Proposal; or (iv) a tender offer or exchange offer for 5% or more of the outstanding shares of capital stock of HF is commenced, and HF’s board of directors fails to recommend against acceptance of, or takes no position with respect to, such tender offer or exchange offer by its stockholders; or

•
by HF if prior to the approval and adoption of the merger agreement by its stockholders, (i) HF’s board of directors has received a Superior Proposal (as defined in “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus), (ii) HF has complied with its nonsolicitation covenants under the merger agreement, (iii) HF’s board of directors has made an adverse recommendation change, and (iv) at the time of such termination, Great Western receives the $5,000,000 termination fee and HF enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

Expense Reimbursement

HF will be required to pay Great Western an expense reimbursement fee of up to $1,000,000 if the merger agreement is terminated in any of the following circumstances:

•
by HF or Great Western, in accordance with the terms of the merger agreement, (i) if the merger is not effected prior to close of business on December 31, 2016 (subject to possible extension as provided in the merger agreement), HF’s stockholders fail to approve the merger agreement at the HF stockholder meeting, or any court or other governmental entity having jurisdiction over Great Western or HF shall have issued or enacted an order or law or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the merger or the bank merger and such order, law or other action shall have become final and nonappealable, and (ii) a Takeover Proposal (as defined in “HF Stockholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 107 of this proxy statement/prospectus) existed between the date of and the date of the termination of the merger agreement;

•
by Great Western if there has been a breach of any representation, warranty, covenant, undertaking or other agreement made by HF in the merger agreement, or any such representation or warranty shall have become untrue after the date of the merger agreement, in each case such that Great Western’s conditions to closing the merger would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Great Western to HF.

•
by Great Western if: (i) HF breached the non-solicitation, proxy statement/prospectus, or stockholder meeting provisions of the merger agreement; (ii) HF’s board of directors or a committee thereof shall have effected an adverse recommendation change or shall have taken any other action or made any other statement in connection with the HF stockholder meeting inconsistent with the board of directors recommending the merger; (iii) HF’s board of directors or any committee thereof shall have recommended to HF’s stockholders any Takeover Proposal; or (iv) a tender offer or exchange offer for 5% or more of the outstanding shares of capital stock of HF is commenced, and HF’s board of directors fails to recommend against acceptance of, or takes no position with respect to, such tender offer or exchange offer by its stockholders; or

•	by either Great Western or HF if the stockholders of HF do not approve the merger agreement at the HF stockholder meeting at any adjournment or postponement thereof.

Amendment and Modification

The merger agreement may be amended by the parties to the merger agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval of the merger agreement proposal by the HF stockholders, in a writing signed on behalf of each of the parties. However, after any approval of the transactions contemplated by the merger agreement by the HF stockholders, the parties may not amend the merger agreement without further approval of such stockholders if such amendment requires further approval under applicable law.

At any time prior to the effective time of the merger, a party to the merger agreement may, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or any related document, or (iii) waive compliance with any of the agreements, covenants or conditions contained in the merger agreement that may be legally waived.

Governing Law; Jurisdiction; Waiver of Jury Trial

The merger agreement is to be governed by and construed in accordance with the laws of the State of Delaware, without regard its principles of conflict of laws. All disputes between the parties to the merger agreement relating to the subject matter of the merger agreement are to be exclusively venued in a state or federal court located in Wilmington, Delaware. The parties to the merger agreement have waived their right to a jury trial with respect to any proceeding arising out of or relating to the merger agreement.

Specific Performance

The parties to the merger agreement have agreed that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with the terms thereof (and, more specifically, that irreparable damage would likewise occur if any of the transactions contemplated by the merger agreement were not consummated), and that the parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement to enforce specifically the performance of the terms and provisions of the merger agreement (including the obligation of the parties to consummate the transactions contemplated by the merger agreement, and the obligation of Great Western to pay, and HF’s stockholders’ right to receive, the consideration payable to them pursuant to the transactions contemplated by the merger agreement).

VOTING AGREEMENTS WITH CERTAIN HF STOCKHOLDERS

In order to induce Great Western to enter into the merger agreement, concurrently with the execution and delivery of the merger agreement on November 30, 2015, each of the directors and certain executive officers of HF, who we refer to as the “significant stockholders,” entered into a voting agreement with Great Western. As of the record date, the significant stockholders beneficially owned, in the aggregate, 800,007 shares of HF common stock, or approximately 11.3% of the outstanding shares of HF common stock.

The following is a summary description of the voting agreement. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to you. The summary of the material terms of the voting agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the form of voting agreement which appears as Exhibit 99.1 to the Current Report on Form 8-K of HF filed on November 30, 2015.

Under the terms of the voting agreement, each significant stockholder has agreed as follows:

•
at the HF stockholder meeting (or any adjournment thereof), or under any other circumstances in which a vote, consent or other approval with respect to the merger proposal is sought, the significant stockholder will vote (or cause to be voted) his or her shares of HF common stock in favor of the merger proposal;

•
at any meeting of HF stockholders, or under any other circumstance in which a vote, consent or other approval is sought, the significant stockholder will vote (or cause to be voted) his or her shares of HF common stock against: (i) any merger (other than the merger with Great Western), sale of substantial assets, reorganization, dissolution or similar transaction or alternative acquisition proposal involving HF or any of its subsidiaries; (ii) any amendment of the HF charter or bylaws that would impede, prevent or nullify the merger or any of the other transactions contemplated by the merger agreement or result in a breach of the merger agreement, or change in any manner the voting rights of any class of capital stock of HF; or (iii) the election of any person as a director of HF who is not a member of the HF board as of the date the merger agreement was executed;

•
to not directly, or indirectly through any affiliate, director, officer, employee, investment banker or other advisor: (i) solicit, initiate or knowingly encourage the submission of any alternative acquisition proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that may reasonably be expected to lead to an alternative acquisition proposal (subject, however, to HF’s rights and obligations under the merger agreement with respect to alternative acquisition proposals);

•
to use his or her reasonable best efforts to take, or cause to be taken, all actions to assist and cooperate with Great Western in doing all things necessary, appropriate or advisable to support and consummate the merger and the other transactions contemplated by the merger agreement; and

•
to not: (i) sell, transfer, pledge, assign or otherwise dispose of his or her shares of HF common stock, or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to his or her shares of HF common stock, except with respect to the voting agreement with Great Western in support of the merger.

Each voting agreement and all obligations of the significant stockholder thereunder will terminate upon the earliest of: (i) the effective time of the merger, or (ii) the termination of the merger agreement in accordance with its terms.

ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED
EXECUTIVE COMPENSATION PROPOSAL

Pursuant to Rule 14a-21(c) of the Exchange Act, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the “Dodd-Frank Act,” HF is seeking non-binding, advisory stockholder approval of the compensation that may be paid or become payable to HF’s named executive officers in connection with the merger as disclosed in “Merger-Related Executive Compensation” beginning on page 129 of this proxy statement/prospectus. The proposal gives HF’s stockholders the opportunity to express their views on the merger-related compensation of HF’s named executive officers. Accordingly, HF is requesting stockholders to adopt the following resolution, on an advisory (non-binding) basis:

“RESOLVED, that the compensation that may be paid or become payable to HF’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K under the section of this proxy statement/prospectus entitled “Merger-Related Executive Compensation,” are hereby APPROVED.”

The vote on this proposal is a vote separate and apart from the vote to approve the merger proposal. Accordingly, you may vote not to approve this proposal on merger-related compensation and benefits to be paid or provided to named executive officers of HF and vote to approve the merger proposal and vice versa. The vote is advisory in nature and, therefore, is not binding on Great Western or HF or the boards of directors or the compensation committees of Great Western or HF, regardless of whether the merger proposal is approved. Approval of the advisory (non-binding) proposal with respect to the merger-related executive compensation is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger proposal. The merger-related compensation to be paid to named executive officers in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

For the merger-related executive compensation proposal, you may vote “for,” “against” or “abstain.” If your shares are not present at the special meeting, it will have no effect on the merger-related executive compensation proposal (assuming a quorum is present). If you abstain, your abstention will have no effect on the merger-related executive compensation proposal, although it will be counted toward establishing a quorum. If you hold your HF common stock through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee on how to vote your shares on the merger-related executive compensation proposal, your bank, brokerage firm or other nominee will not vote your shares on the merger-related executive compensation proposal, which broker non-votes will have no effect on the vote count for such proposal.

The HF board unanimously recommends that HF stockholders vote “FOR” the merger-related executive compensation proposal.

MEETING ADJOURNMENT PROPOSAL

The special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies in favor of the merger proposal.

If, at the special meeting, the number of shares of HF common stock present in person or represented by proxy and voting in favor of the merger proposal is insufficient to approve the merger proposal, HF intends to move to adjourn the special meeting in order to enable the HF board to solicit additional proxies for the approval of the merger proposal. In accordance with the HF bylaws, a vote to approve the meeting adjournment proposal may be taken in the absence of a quorum.

In the adjournment proposal, HF is asking its stockholders to authorize the holder of any proxy solicited by the HF board to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies. If the HF stockholders approve the adjournment proposal, HF could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from HF stockholders who have previously voted. HF does not intend to call a vote on adjournment of the special meeting to solicit additional proxies if the merger proposal is approved at the special meeting.

For the meeting adjournment proposal, you may vote “for,” “against” or “abstain.” If your shares are not present at the special meeting, it will have no effect on the outcome of the meeting adjournment proposal. If you abstain, your abstention will also have no effect on the outcome of the meeting adjournment proposal. If you hold your HF common stock through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee on how to vote your shares on the meeting adjournment proposal, your bank, brokerage firm or other nominee will not vote your shares on the meeting adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.

The HF board unanimously recommends that HF stockholders vote “FOR” the meeting adjournment proposal.

INTERESTS OF HF’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the HF board that you vote to approve the merger proposal, you should be aware that HF’s directors and executive officers have interests in the merger that are different from, or in addition to, those of HF’s stockholders generally. The HF board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby and (ii)  recommend the adoption of the merger agreement to HF stockholders. HF’s stockholders should take these interests into account in deciding whether to vote “for” the merger proposal and whether to vote “for” the proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation arrangements for HF’s named executive officers. These interests are described in more detail below.

Stock Appreciation Rights
Under the terms of the merger agreement, each outstanding HF stock appreciation right will be settled prior to the merger through the issuance of shares of HF common stock. The newly issued shares of HF common stock will be converted into the right to receive the merger consideration payable under the merger agreement.
Each holder of a stock appreciation right will receive shares of HF common stock with an aggregate market value equal to (i) the excess of the market value of a share of HF common stock on the date of exercise over the exercise price times (ii) the number of shares exercised under the stock appreciation right. The stock appreciation rights held by executive officers and non-employee directors of HF are as follows:

Executive Officer or Director	Grant Date	Number of HF Stock Appreciation Rights	Exercise Price	Number of HF Shares Issuable upon Exercise(1)
Stephen M. Bianchi		—	—	—
Brent R. Olthoff	9/12/2007	378	$16.10	63
	9/10/2008	3,409	$14.71	819
	9/9/2009	6,789	$12.48	2,413
Michael Westberg	9/13/2006	527	$16.00	91
	9/12/2007	1,782	$16.10	300
	9/10/2008	2,679	$14.71	643
	9/9/2009	6,429	$12.48	2,285
Jon M. Gadberry	9/9/2009	6,953	$12.48	2,471
Kimberly A. Perry-Donohue		—	—	—
Wendy A. Wills		—	—	—
Bruce E. Hanson		—	—	—
Non-employee directors		—	—	—
(1) Assumes a market value of $19.362 per share of HF common stock on the exercise date (the average closing market price of HF common stock over the first 5 business days following the public announcement of the merger on November 30, 2015, as reported by NASDAQ). The stock appreciation rights may be exercised at any time before the merger, so the actual number of shares of HF common stock to be issued cannot be presently determined.

Phantom Stock Awards
HF has granted long-term incentive awards to its executive officers pursuant to the HF Eighth Amended and Restated Long-Term Incentive Plan (the “Long-Term Plan”). The outstanding awards consist of cash settled phantom stock. Payments under the phantom stock awards are based on a corporate performance component and an individual performance component. The merger will trigger immediate vesting of the phantom stock awards. The corporate performance component will vest at the greater of (i) the incentive level determined by HF’s return on equity (“ROE”) relative to a peer group calculated on a trailing basis or (ii) a specified target incentive level. The individual performance component will vest on a pro rata basis calculated by dividing (i) the number of days from the date of grant to the date of the merger by (ii) the number of days from the date of grant to the third anniversary of the date of grant. In no event will phantom stock awards vest unless HF’s ROE meets specified thresholds.
The potential cash payments on the phantom stock awards held by executive officers and non-employee directors of HF are as follows:

Executive Officer	Estimated Cash Payouts on Phantom Stock (1)
Stephen M. Bianchi	$488,277
Brent R. Olthoff	214,012
Michael Westberg	119,779
Jon M. Gadberry	123,681
Kimberly A. Perry-Donohue	43,237
Wendy A. Wills	78,771
Bruce E. Hanson	—
Non-employee directors	—
(1) Assumes the merger closes on April 1, 2016 and that the stock price which determines the phantom stock payout is $19.362, the average closing price of HF common stock on the 5 business days following the announcement of the entry into the merger agreement on November 30, 2015. Actual payouts will be determined by prevailing stock prices at the time of closing and may vary if closing were to occur on a different date.

Short-Term Incentive Plan Awards
In fiscal year 2016, HF granted short-term incentive awards tied to the performance of HF and Home Federal Bank (the “Bank”) under the Amended and Restated Short-Term Incentive Plan (the “Short-Term Plan”). Awards under the Short-Term Plan will be based on a combination of individual and corporate performance and will be paid upon closing of the merger.
The cash payments pursuant to the Short-Term Plan to executive officers and non-employee directors are as follows:

Executive Officer	Estimated Cash Payouts (1)
Stephen M. Bianchi	$100,352
Brent R. Olthoff	43,904
Michael Westberg	31,046
Jon M. Gadberry	26,186
Kimberly A. Perry-Donohue	20,227
Wendy A. Wills	17,797
Bruce E. Hanson	—
Non-employee directors	—
(1) Assumes the merger closes on April 1, 2016.
Fiscal Year 2013 Long-Term Incentive Awards
In fiscal year 2013, HF granted long-term cash incentive awards pursuant to the Bank’s Senior Management Long-Term Incentive Plan. One-half of each award amount was previously paid to the current participants. The remaining amount of each award will be accelerated and paid upon closing of the merger.
The cash payments pursuant to the Bank’s Senior Management Long-Term Incentive Plan to executive officers and non-employee directors are as follows:

Executive Officer	Estimated Cash Payouts (1)
Stephen M. Bianchi	$59,633
Brent R. Olthoff	28,500
Michael Westberg	15,281
Jon M. Gadberry	14,306
Kimberly A. Perry-Donohue	—
Wendy A. Wills	4,982
Bruce E. Hanson	—
Non-employee directors	—
(1) Assumes the merger closes on April 1, 2016.
Indemnification and Directors’ and Officers’ Insurance
Great Western has agreed that all presently existing rights to indemnification, advancement of expenses and exculpation of HF or its subsidiaries in favor of each officer and director of HF or its subsidiaries will continue after the merger. Great Western will also cause HF and its subsidiaries to obtain, as of the merger, pre-paid directors’ and officers’ liability “tail” insurance with a claim period of six years from the merger.
Employment Agreements
HF, through its wholly owned subsidiary, Home Federal Bank (the “Bank”), has previously entered into employment agreements with the following executive officers: Stephen M. Bianchi, Brent R. Olthoff, Michael Westberg and Jon M. Gadberry. Pursuant to the merger agreement, Great Western has agreed that the surviving corporation after the effective time will honor all of the existing employment agreements with such executive officers.
Under each of the employment agreements, the executive officer is entitled to certain severance upon termination without “cause” (as defined in the employment agreements), disability and death, conditioned upon the executive officer first signing and not revoking a release of claims in a form reasonably acceptable to the Bank.
If the executive officer is terminated for “cause” by the Bank, the Bank will pay the executive officer his salary through the date of termination and will have no further obligations to the executive officer under his employment agreement.
If the executive officer is terminated without “cause” by the Bank, other than by reason of disability or death, the terminated executive is entitled to his monthly base salary through the remainder of the then-existing term. In Mr. Bianchi's case, such severance would be up to a maximum of 12 months but in no event less than six months of salary.
If the executive officer is terminated by the Bank because of disability (as determined under the Bank's Disability Plan), the Bank will pay the executive officer through the last day of the month in which he is terminated plus an amount equal to three months base salary, and the executive officer's incentive awards under the Short-Term Plan and the Long-Term Plan in accordance with the terms of such plans and the respective Employment Agreement, if any.
If the executive officer is terminated due to his death, the Bank will pay the executive officer's spouse, beneficiary, or estate (a) the executive officer's then current salary through the last day of the month in which such death occurs, and (b) the executive officer's incentive awards under the Short-Term Plan and the Bank's Long-Term Plan in accordance with the terms of such plans.
If the executive officer terminates his employment and provides 60 days' written notice (as required by the agreement), the Bank will pay the executive officer his current salary through the month in which such termination occurs, plus one additional month's salary. If the executive officer fails to give the requisite 60-day notice, he will forfeit all accrued paid personal time off and the Bank will pay the executive officer his current salary only through the date of termination.
If the executive officer terminates his employment because he chose not to renew the term of his employment agreement following the Bank's offer to renew the agreement on substantially similar terms, the Bank will pay the executive officer his salary during the period of time that the employee continues to work (but not beyond the end of the term of the employment agreement), at the rate then in effect, plus accrued paid personal time off. However, the Bank may request the executive officer to terminate employment before the end of the term of the employment agreement, in which event the Bank will pay the executive officer his full salary through the end of the term of the employment agreement at the rate then in effect, plus accrued paid personal time off.
If the executive officer's employment is terminated because the Bank has chosen not to extend the term of his employment agreement, the Bank will pay the executive officer his salary through the end of the term of the employment agreement at the rate then in effect plus accrued paid personal time off, and in Mr. Bianchi's case, will also pay three month’s salary.

Under the employment agreements, the executive covenants that during the term of his employment agreement and for a period of one year following termination of such agreement by the Bank or by such executive officer for any reason, voluntarily or involuntarily, with or without “cause,” he will not, directly or indirectly, engage in or assist others to engage in any business competing with the business carried on by the Bank or solicit business from any customers of the Bank within the defined restricted area. Additionally, the executive officers may not during their employment and for one year thereafter (two years for Mr. Bianchi) induce or attempt to induce any person who is an employee of the Bank to leave the employ of the Bank or engage in any business that competes with the Bank. The executive officers further agree not to disclose to anyone inside or outside the Bank or use for their own benefit or the benefit of others any confidential, trade secret and proprietary information of the Bank. Generally, all severance payments under the employment agreements and the change-in-control agreements are conditioned upon the executive officer's compliance with these non-compete, non-solicitation, and confidentiality provisions and any such severance payments must be returned by the executive officer to the Bank if he violates these provisions.
In addition, in the event an executive officer is terminated in connection with a “change-in-control,” as defined in his change-in-control agreement, the executive officer will be entitled to the severance benefits set forth in the change-in-control agreement, in lieu of the severance benefits set forth in his respective employment agreement.
Change-In-Control Agreements
HF, through its wholly owned subsidiary, the Bank, has previously entered into change-in-control agreements with Stephen M. Bianchi, Brent R. Olthoff, Michael Westberg and Jon M. Gadberry. The merger will constitute a change-in-control under the change-in-control agreements.
Following a change-in-control and upon termination of the executive officer's employment within 24 months following a change in control (a) by the Bank for any reason other than “cause,” or (b) by the executive officer for “good reason,” the executive officer will be entitled to the following benefits:

•	full annual base salary through the date of termination;

•	any incentive payment under the Bank's Short-Term Plan that he had a right to receive on the last day of the fiscal year prior to his date of termination;

•	any incentive payment under the Bank's Long-Term Plans that had accrued to him as of the first day of the month following his date of termination;

•
for and during the period of time that the executive officer is eligible for and properly elects continued coverage under the Bank's health and dental plans, subsidized coverage as if the executive officer remained an active employee of the Bank but for no more than 24 months following the date of termination and only with respect to the level of health and dental insurance coverage in which the executive officer was enrolled (e.g., single or family); if the executive officer's continuation of coverage terminates for reasons other than nonpayment of the executive officer's share of the costs of the coverage or fraud before he has received all months of coverage, reimbursement of the executive officer for replacement health and dental coverage during the remainder of the covered months following the date of termination, but only with respect to the level of health and dental coverage in which the executive officer was enrolled immediately prior to the notice of termination (e.g., single or family), and only in an amount up to the difference between the then COBRA premium charged by the Bank to continue COBRA and the amount that active employees are required to pay for their coverage; and

•	acceleration of vesting of all outstanding awards under the Corporation's stock option and incentive plans in accordance with the terms thereof.
In addition to the above, the Bank will pay a lump sum severance payment equal to (a) 1.5 times (or two times for Mr. Bianchi) his annual base salary in effect at the time notice of termination is given or immediately prior to the date of the change-in-control, whichever is greater, plus (b) the greater of the following amounts: (i) the average short- term incentive award received by the executive officer in the prior two years, prorated to the number of months in the fiscal year completed before the date of termination or (ii) the amount the executive had accrued under the terms of the Short-Term Plan during the current plan year, as of the month-end prior to the date of termination, and (for Mr. Bianchi only) (c) the remaining amount of reimbursable tuition and related banking coursework expenses provided for in the executive's employment agreement. Such severance payments are conditioned upon compliance with the non-compete, non- solicitation and confidentiality provisions of the executive officer's employment agreement and any payments made must be returned by the executive officer to the Bank if he violates such provisions.
No benefits are payable under the change-in-control agreements following a change-in-control if the executive officer is terminated because of his death or disability, by the Bank for “cause,” or by the executive officer other than for “good reason.”
The change-in-control agreements provide that if any payment or distribution (or portion thereof) by the Bank to or for the benefit of such executive officers would be nondeductible by the Bank for federal income tax purposes because of Section 280G of the Internal Revenue Code, then such payment or benefit will be reduced to an amount, not less than zero, that maximizes the aggregate present value of such payments or benefits without causing such to be nondeductible by the Bank.
Severance Benefits
Three of HF’s executive officers, Kimberly A. Perry-Donohue, Wendy A. Wills and Bruce E. Hanson, are among a group of employees that will be entitled to severance benefits pursuant to the merger agreement. After the merger, if one of these employees is terminated without cause prior to the date one year after the merger, Great Western will provide severance benefits consisting of one week of pay for each year of service with HF, with a minimum of two weeks of salary and a maximum of 16 weeks of salary. The following table shows the amount of the severance benefits potentially payable to these executive officers.

Executive Officer	Amount of Severance Benefit
Kimberly A. Perry-Donohue	$4,961
Wendy A. Wills	34,923
Bruce E. Hanson	15,951
Stay Bonus Agreements
Three of HF’s executive officers, Kimberly A. Perry-Donohue, Wendy A. Wills and Bruce E. Hanson, are among a group of employees that will be entitled to severance benefits pursuant to the merger agreement. Each stay bonus agreement will provide for the payment of a cash bonus within 15 days of a retention date, which is defined as the earlier to occur of (i) a date to be set forth in a written notice to be delivered not less than 60 days before a termination date to be specified or (ii) the date of the completion of the core data conversion, as defined in a specific section of a disclosure letter delivered by HF to Great Western in connection with the merger agreement. The date of the completion of the core data conversion is expected to occur after the merger. If the executive officer’s employment is terminated by the Bank without cause prior to the retention date, the executive officer will be entitled to the stay bonus payment within 60 days of the termination date. The following table shows the amount of the stay bonuses potentially payable to these executive officers.

Executive Officer	Amount of Stay Bonus
Kimberly A. Perry-Donohue	$32,500
Wendy A. Wills	18,917
Bruce E. Hanson	15,000

MERGER-RELATED EXECUTIVE COMPENSATION

The following table and the related footnotes provide information about the compensation that may be paid or become payable to HF’s named executive officers that is based on or otherwise relates to the merger. The compensation shown in this table and described in the footnotes is the subject of a non-binding advisory vote of the HF stockholders at the special meeting, as described in the merger-related executive compensation proposal. See the section entitled “Advisory (Non-Binding) Vote on Merger-Related Executive Compensation Proposal” beginning on page 120 of this proxy statement/prospectus. The figures in the table are estimated based on compensation levels as of the date of this document and an assumed effective date of April 1, 2016 for both the merger and, where applicable, termination of the named executive officer’s employment without cause or good reason. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the merger. All amounts below are determined using the per share value of HF common stock of $19.362 (the average closing market price of HF common stock over the first 5 business days following the public announcement of the merger on November 30, 2015, as reported by NASDAQ). As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Merger-Related Executive Compensation
Name	Cash ($) (1)	Equity ($) (2)	Perquisites / Benefits ($) (3)	Total ($)
Stephen M. Bianchi	1,422,663	—	26,054	1,448,717
Brent R. Olthoff	609,800	63,814	26,054	699,668
Michael Westberg	466,277	64,239	10,280	540,796
Jon M. Gadberry	414,673	47,851	23,378	485,902
Wendy A. Wills	155,390	—	—	155,390
(1) Reflects the sum of estimated payments made pursuant to (i) the Change in Control Agreements, entered into between HF and Messrs. Bianchi, Olthoff, Westberg and Gadberry, of $720,000, $315,000, $297,000 and $250,500 respectively, which become payable in the event of a termination following the merger, (ii) the Short-Term Plan to Messrs. Bianchi, Olthoff, Westberg and Gadberry and Ms. Wills of $100,352, $43,904, $31,046, $26,186 and $17,797, respectively, (iii) grants made in fiscal 2013 under the Bank’s Senior Management Long-Term Incentive Plan to Messrs. Bianchi, Olthoff, Westberg and Gadberry and Ms. Wills of $59,663, $28,500, $15,281, $14,306 and $4,982 respectively, (iv) grants made in fiscal 2014 under the Long-Term Plan to Messrs. Bianchi, Olthoff, Westberg and Gadberry and Ms. Wills of $214,124, $94,080, $63,682, $54,094 and $34,426 respectively, (v) grants made in fiscal 2015 under the Long-Term Plan to Messrs. Bianchi, Olthoff, Westberg, Gadberry and Ms. Wills of $158,904, $69,516, $20,446, $39,344 and $23,909 respectively (vi) grants made in fiscal 2016 under the Long-Term Plan to Messrs. Bianchi, Olthoff, Westberg and Gadberry and Ms. Wills of $115,249, $50,416, $35,651, $30,244 and $20,436 respectively, (vii) deferred compensation payable to Messrs. Bianchi, Olthoff and Westberg of $54,370, $8,384 and $3,170 respectively and (viii) a stay bonus agreement between Ms. Wills and the Bank of $18,917 and a severance benefit payable to Ms. Wills pursuant to the merger agreement of $34,923.

(2) Reflects the estimated value of shares of HF common stock to be received upon exercise of stock appreciation rights.
(3) Reflects the value of certain medical benefits to be received by Messrs. Bianchi, Olthoff, Westberg and Gadberry.

UNAUDITED PRO FORMA
COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed consolidated financial information combines the historical consolidated financial position and results of operations of Great Western and its subsidiaries and HF and its subsidiaries, as an acquisition by Great Western of HF using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of HF will be recorded by Great Western at their respective fair values as of the date the merger is completed. The unaudited pro forma combined financial information should be read in conjunction with Great Western’s Quarterly Report on Form 10-Q for the period ended December 31, 2015 and its Annual Report on Form 10-K for the fiscal year ended September 30, 2015, which are incorporated in this proxy statement/prospectus by reference, and HF’s Quarterly Report on Form 10-Q for the period ended December 31, 2015, and Annual Report on Form 10-K for the fiscal year ended June 30, 2015, which are incorporated in this proxy statement/prospectus by reference. See the section entitled “Incorporation of Certain Documents by Reference” beginning on page 171 of this proxy statement/prospectus.

The merger was announced on November 30, 2015, and provides that each outstanding share of HF common stock held immediately prior to the merger will be converted into the right to receive, at the election of the holder thereof and subject to the proration provisions of the merger agreement, either (i) $19.50 in cash, without interest, or (ii) 0.65 shares of Great Western common stock.

The unaudited pro forma combined condensed balance sheet gives effect to the merger as if the transaction had occurred on December 31, 2015. The unaudited pro forma combined condensed income statements for the three months ended December 31, 2015, and the fiscal year ended September 30, 2015, give effect to the merger as if the transaction had become effective on October 1, 2014.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma combined condensed consolidated financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies and asset dispositions, among other factors. In addition, as explained in more detail in the accompanying notes beginning on page 134, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed consolidated financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

GREAT WESTERN AND SUBSIDIARIES UNAUDITED COMBINED
CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2015
See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

(Dollars in thousands.)	Great Western As Reported	HF As Reported	Pro Forma Adjustments	REF	Pro Forma Great Western Combined
Assets
Cash and due from banks	$212,710	$22,613	$(34,499)	A	$200,824
Investment securities	1,317,605	173,097	(584)	B	1,490,118
Total loans	7,530,660	913,540	(35,744)	C	8,408,456
Allowance for loan losses	(61,128)	(11,459)	11,459	D	(61,128)
Net loans	7,469,532	902,081	(24,285)		8,347,328
Accrued interest receivable	41,936	6,258	—		48,194
Premises and equipment	97,383	16,511	(1,573)	E	112,321
Other repossessed property	15,503	229	—		15,732
Goodwill	697,807	4,366	41,007	F	743,180
Other intangible assets	6,410	10,893	5,783	G	23,086
Other assets	98,329	35,837	6,040	H	140,206
Total assets	$9,957,215	$1,171,885	$(8,111)		$11,120,989

Liabilities and stockholders' equity
Deposits	$7,662,618	$941,682	$1,180	I	$8,605,480
Securities sold under agreements to repurchase	187,871	—	—		187,871
FHLB advances and other borrowings	451,000	73,378	55	J	524,433
Subordinated debentures	90,746	24,660	(6,000)	K	109,406
Other liabilities	89,464	24,564	—		114,028
Total liabilities	8,481,699	1,064,284	(4,765)		9,541,218
Common stock	552	91	(38)	L	605
Additional paid-in capital	1,202,436	46,413	57,789	M	1,306,638
Retained earnings	277,817	93,888	(93,888)	N	277,817
Accumulated other comprehensive income	(5,289)	(1,894)	1,894	O	(5,289)
Treasury stock	—	(30,897)	30,897	P	—
Total stockholders' equity	1,475,516	107,601	(3,346)		1,579,771
Total liabilities and stockholders' equity	$9,957,215	$1,171,885	$(8,111)		$11,120,989

GREAT WESTERN AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED
CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

(Dollars in thousands except per share amounts.)	Great Western As Reported	HF As Reported	Pro Forma Adjustments	REF	Pro Forma Great Western Combined
Interest and dividend income:
Loans	$87,197	$9,978	$1,304	Q	$98,479
Other	6,287	807	(26)	R	7,068
Total interest and dividend income	93,484	10,785	1,278		105,547
Interest expense:
Deposits	5,665	928	(217)	S	6,376
Other	1,862	371	138	T	2,371
Total interest expense	7,527	1,299	(79)		8,747
Net interest income	85,957	9,486	1,357		96,800
Provision for loan losses	3,889	192	—		4,081
Net interest income after provision for loan losses	82,068	9,294	1,357		92,719
Noninterest income:
Service charges and other fees	10,467	1,366	—		11,833
Wealth management fees	1,612	667	—		2,279
Net gain on sale of loans	1,270	670	—		1,940
Loan servicing income, net	—	329	—		329
Net decrease in fair value of loans at fair value	(14,901)	—	—		(14,901)
Net realized and unrealized gain on derivatives	9,439	—	—		9,439
Other	757	320	—		1,077
Total noninterest income	8,644	3,352	—		11,996
Noninterest expense:
Salaries and employee benefits	25,296	6,119	—		31,415
Data processing	5,246	865	—		6,111
Occupancy	3,591	1,083	—		4,674
Professional fees	3,108	909	—		4,017
Other	6,979	1,499	464	U	8,942
Total noninterest expense	44,220	10,475	464		55,159
Income before income taxes	46,492	2,171	893		49,556
Provision for income taxes	16,031	693	339	V	17,063
Net income	$30,461	$1,478	$554		$32,493
Dividends paid per common share	$0.14	$0.1125			$0.14
Basic earnings per share:
Weighted average shares outstanding	55,254	7,055			58,704
Basic earnings per share	$0.55	$0.21			$0.55
Fully diluted earnings per share:
Weighted average shares outstanding	55,393	7,070			58,843
Fully diluted earnings per share	$0.55	$0.21			$0.55

GREAT WESTERN AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED INCOME STATEMENT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2015

(Dollars in thousands except per share amounts.)	Great Western As Reported	HF As Reported	Pro Forma Adjustments	REF	Pro Forma Great Western Combined
Interest and dividend income:
Loans	$338,458	$39,371	$3,887	Q	$381,716
Other	24,923	3,434	(102)	R	28,255
Total interest and dividend income	363,381	42,805	3,785		409,971
Interest expense:
Deposits	23,362	3,425	(684)	S	26,103
Other	6,522	2,099	566	T	9,187
Total interest expense	29,884	5,524	(118)		35,290
Net interest income	333,497	37,281	3,903		374,681
Provision for loan losses	19,041	2,031	—		21,072
Net interest income after provision for loan losses	314,456	35,250	3,903		353,609
Noninterest income:
Service charges and other fees	39,134	5,833	—		44,967
Wealth management fees	7,412	2,674	—		10,086
Net gain on sale of loans	6,694	2,453	—		9,147
Loan servicing income, net	—	1,317	—		1,317
Net increase in fair value of loans at fair value	36,742	—	—		36,742
Net realized and unrealized loss on derivatives	(62,088)	—	—		(62,088)
Other	5,996	3,084	—		9,080
Total noninterest income	33,890	15,361	—		49,251
Noninterest expense:
Salaries and employee benefits	100,646	23,194	—		123,840
Data processing	19,531	3,262	—		22,793
Occupancy	14,809	4,380	—		19,189
Professional fees	14,024	2,156	—		16,180
Loss on early extinguishment of debt	—	4,065	—		4,065
Other	37,784	5,495	1,856	U	45,135
Total noninterest expense	186,794	42,552	1,856		231,202
Income before income taxes	161,552	8,059	2,047		171,658
Provision for income taxes	52,487	2,393	778	V	55,658
Net income	$109,065	$5,666	$1,269		$116,000
Dividends paid per common share	$0.36	$0.45			$0.36
Basic earnings per share:
Weighted average shares outstanding	57,456	7,054			60,906
Basic earnings per share	$1.90	$0.80			$1.90
Fully diluted earnings per share:
Weighted average shares outstanding	57,501	7,062			60,951
Fully diluted earnings per share	$1.90	$0.80			$1.90

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Description of Transaction
On November 30, 2015, Great Western and HF announced that they had entered into a merger agreement under which HF will be merged with and into Great Western, with Great Western continuing as the surviving corporation. Immediately following the completion of the merger, Home Federal Bank, HF’s wholly owned bank subsidiary, will merge with and into Great Western Bank, Great Western’s wholly owned bank subsidiary, with Great Western Bank continuing as the surviving entity in the bank merger.
Upon completion of the merger, each share of HF common stock outstanding immediately prior to the effective time of the merger, except for HF dissenting shares and shares of HF common stock owned by HF as treasury stock or owned by HF or Great Western, will be converted into the right to receive, at the holder’s election and subject to the proration provisions of the merger agreement, either (i) the cash consideration consisting of $19.50 in cash, without interest, or (ii) the stock consideration consisting of 0.65 shares of Great Western common stock. HF stockholders may elect to receive all cash, all stock or cash for some of their shares and stock for the remainder of the shares they own, subject to the election and proration procedures set forth in the merger agreement. The total number of shares of HF common stock that will be converted into the stock consideration is fixed at 75% of the total number of shares of HF common stock outstanding immediately prior to the completion of the merger (including shares of HF common stock to be issued in connection with HF equity awards that will settle in stock prior to the merger), and the remaining 25% of outstanding shares of HF common stock will be converted into the cash consideration. No fractional shares of Great Western common stock will be issued in connection with the merger.
Note 2—Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting giving effect to the merger of HF with and into Great Western, with Great Western surviving the merger. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The merger provides for the issuance of approximately 3,449,886 shares of Great Western common stock based on the number of shares of HF common stock outstanding (and the additional shares of HF common stock to be issued in connection with HF equity awards that will settle in stock prior to the merger), and the 0.65 exchange ratio. Based on Great Western’s closing stock price on November 30, 2015, the value of the aggregate stock consideration would be approximately $104 million.
Under the acquisition method of accounting, the assets and liabilities of HF will be recorded at the respective fair values on the merger date. The fair value on the merger date represents management’s best estimates based on available information and facts and circumstances in existence on the merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) HF’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of Great Western’s stock varies from the assumed $30.22 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.
Note 3—Estimated Merger and Integration Costs
In connection with the merger, the plan to integrate Great Western’s and HF’s operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Great Western and HF are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems, and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of HF’s employees, vacating HF’s leased premises, changing information systems, canceling contracts between HF and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by HF. Additionally, as part of our formulation of the integration plan, certain actions regarding existing Great Western information systems, premises, equipment, benefit plans, supply chain methodologies, supplier contracts, and involuntary termination of personnel may be taken. Great Western expects to incur merger-related expenses including system conversion costs, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. We estimated the merger related costs to be approximately $25 million and expect they will be incurred primarily in fiscal year 2016, which are not reflected in the accompanying pro forma financial information.
Note 4—Estimated Annual Cost Savings
Great Western and HF expect to realize approximately $15 million in annual pre-tax cost savings following the merger, which management expects to be phased-in over a two-year period, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. These cost savings are not reflected in the presented pro forma financial information.
Note 5—Pro Forma Merger Adjustments
The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 38% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change. Management has evaluated the estimated effects resulting from accreting or amortizing the purchase accounting adjustments reflected in the pro forma combined financial statements on pre-tax net income over the five year period following the acquisition and has concluded that the impact is not significant for these periods.
Balance Sheet

(Dollars in thousands.)	As of December 31, 2015
A: Adjustments to cash and due from banks
To reflect payment of cash consideration ($19.50 per share for 25% of shares outstanding)	$(34,499)
B: Adjustments to investment securities
To reflect the mark-down of the fair value of the investment portfolio	$(584)

C: Adjustments to loans
To reflect expected credit losses in HF's portfolio	$(24,903)
To reflect the interest rate mark on the loan portfolio	(10,841)
$(35,744)
D: Adjustments to allowance for loan losses
Elimination of HF's existing allowance for loan losses	$11,459
E: Adjustments to premises and equipment
To reflect estimated fair value of HF's premises at closing date, based on third party estimates	$(1,573)
F: Adjustments to goodwill
Elimination of HF's existing goodwill	$(4,366)
To record goodwill created by the transaction	45,373
$41,007
G: Adjustments to other intangible assets
To record the core deposit intangible created related to HF's core deposits, amortized over 10 years based on the accelerated amortization method	$10,650
To reflect estimated fair value of HF's mortgage servicing rights, based on third party estimates	(4,867)
$5,783
H: Adjustments to other assets
To reflect net deferred tax asset as a result of fair value adjustments using Great Western's statutory tax rate of 38%	$6,040
I: Adjustments to deposits
To reflect fair value at merger date based on current market rates for similar products	$1,180
J: Adjustments to FHLB advances and other borrowings
To reflect fair value at merger date based on current market rates for similar products	$55
K: Adjustments to subordinated debentures
To reflect fair value at merger date based on current market rates for similar products	$(6,000)
L: Adjustments to common stock
Elimination of HF's historical common stock	$(91)
To reflect issuance of new GWB common stock to HF stockholders	53
$(38)
M: Adjustments to additional paid in capital
Elimination of HF's additional paid in capital	$(46,413)
To reflect issuance of new GWB common stock to HF stockholders	104,202
$57,789
N: Adjustments to retained earnings
Elimination of HF's retained earnings	$(93,888)
O: Adjustments to accumulated other comprehensive income
Elimination of HF's accumulated other comprehensive income	$1,894
P: Adjustments to treasury stock
Elimination of HF's historical treasury stock	$30,897

Income Statement

(Dollars in thousands.)	Three Months Ended December 31, 2015	Fiscal Year Ended September 30, 2015
Q: Adjustment to loan interest income
To reflect accretion of loan discount from fair value adjustments over the estimated remaining terms to maturity of the loans	$1,304	$3,887
R: Adjustment to other interest income
To reflect accretion of investment securities discount from fair value adjustment	$(26)	$(102)
S: Adjustment to deposit interest expense
To reflect amortization of deposit discount resulting from deposit fair value adjustment over the remaining terms to maturity of the deposits	$(217)	$(684)
T: Adjustment to other interest expense
To reflect amortization of premium on FHLB advances and other borrowings from fair value adjustment	$(12)	$(34)
To reflect amortization of premium on trust preferred securities from fair value adjustment	150	600
	$138	$566
U: Adjustment to amortization of core deposit intangibles
To reflect amortization of acquired core deposit intangible over 10 years based on the accelerated amortization method	$464	$1,856
V: Adjustment to income tax expense
To reflect the income tax expense effect of adjustments Q-U at an estimated rate of 38%	$339	$778

Note 6—Preliminary Purchase Accounting Allocation
The unaudited pro forma condensed combined financial information reflects the issuance of approximately 3,449,886 shares of Great Western common stock and cash of approximately $34.5 million, totaling approximately $138.5 million of merger consideration. The purchase price is contingent on Great Western's price per common share at the date of close, which has not yet occurred. Accordingly, a 10% increase or decrease in the stock price used for the analysis below would result in a corresponding adjustment to goodwill of approximately $10.4 million. The merger will be accounted for using the acquisition method of accounting; accordingly Great Western’s cost to acquire HF will be allocated to the assets (including identifiable intangible assets) and liabilities of HF at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

(Dollars in thousands.)
Proforma purchase price:
Cash	$34,499
Stock (3,449,886 shares at $30.22 per share based on Great Western's closing share price as of November 30, 2015)	104,255
Total	$138,754

Fair value of assets acquired:
Cash and due from banks	$22,613
Investment securities	172,513
Net loans	877,796
Accrued interest receivable	6,258
Premises and equipment	14,938
Other repossessed property	229
Other intangible assets	16,676
Other assets	41,877
Total assets acquired	$1,152,900

Fair value of liabilities assumed:
Deposits	$942,862
FHLB advances and other borrowings	73,433
Subordinated debentures	18,660
Other liabilities	24,564
Total liabilities assumed	$1,059,519

Fair value of net assets acquired	$93,381

Preliminary pro forma goodwill created	$45,373

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of HF common stock that exchange their shares of HF common stock for shares of Great Western common stock and/or cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those HF common stockholders that hold their shares of HF common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of HF common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of HF common stock that received HF common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of HF common stock that holds HF common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of HF or Great Western. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of HF common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds HF common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding HF common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Great Western’s obligation to complete the merger that Great Western receive an opinion from Nyemaster Goode, P.C., dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to HF’s obligation to complete the merger that HF receive an opinion from Briggs and Morgan Professional Association, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Nyemaster Goode, P.C. and Briggs and Morgan Professional Association has delivered an opinion to Great Western and HF, respectively, to the same effect as the opinions described above. These opinions will be based on representation letters provided by Great Western and HF and on customary factual assumptions. None of the opinions described above will be binding on the Internal Revenue Service. Great Western and HF have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Accordingly, and on the basis of the foregoing opinions, as a result of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, one of the following tax consequences will result: (i) upon exchanging your HF common stock solely for Great Western common stock, you generally will not recognize any gain or loss; (ii) upon exchanging your HF common stock solely for cash, you generally will recognize gain or loss in an amount equal to the excess of the sum of the amount of cash received over your adjusted basis in your shares of HF common stock surrendered; or (iii) upon exchanging your HF common stock for Great Western common stock and cash (other than cash received in lieu of a fractional share), you generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Great Western common stock received pursuant to the merger over your adjusted tax basis in the shares of HF common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of HF common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the HF common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis in the shares of Great Western common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the HF common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of Great Western common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of HF common stock that you surrender in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Great Western. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of HF common stock solely for Great Western common stock and then Great Western immediately redeemed, a portion of the Great Western common stock in exchange for the cash the holder actually received. The gain recognized in the redemption will be treated as capital gain if the redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

A distribution is a redemption entitled to capital gains treatment if the distribution is “substantially disproportionate” with respect to the shareholder. In order to satisfy this requirement, the holder must own less than 50% of the total combined voting power of the stock of Great Western and the holder’s percentage ownership of voting stock and common stock of Great Western immediately after the redemption must be less than 80% of his percentage of both voting stock and common stock of Great Western, respectively immediately before the redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

Even if a redemption is not “substantially disproportionate,” a distribution is treated as a redemption if it is “not essentially equivalent to a dividend.” At a minimum, however, in order for the redemption to be “not essentially equivalent to a dividend,” the redemption must result in a “meaningful reduction” in the holder’s proportionate interest in Great Western. The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of Great Western common stock, you will be treated as having received the fractional share of Great Western common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by Great Western. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of Great Western common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of HF common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of HF common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•
furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Great Western and HF are incorporated under the laws of the State of Delaware, and, accordingly, the rights of their respective stockholders are governed by Delaware law, including the Delaware General Corporation Law, which we refer to as the “DGCL.” After the effective time of the merger, the rights of former HF stockholders who receive Great Western common stock as merger consideration will be governed by Delaware law and determined by reference to Great Western’s organizational documents.

The following is a summary comparison between (i) the current rights of HF stockholders under the HF certificate of incorporation and the HF bylaws, and (ii) the current rights of Great Western stockholders under the Great Western certificate of incorporation and the Great Western bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to HF’s and Great Western’s governing documents and the provisions of the DGCL, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page ii of this proxy statement/prospectus.

Great Western	HF
Authorized Capital Stock

Great Western is authorized to issue 565,000,000 shares, divided into three (3) classes consisting of:

(i)    500,000,000 shares of common stock, par value $0.01 per share;

(ii)    50,000,000 shares of non-voting common stock, par value $0.01 per share; and

(iii)     15,000,000 shares of preferred stock, par value $0.01 per share.

The Great Western board is authorized to issue the preferred stock in one or more series.

HF is authorized to issue 10,500,000 shares, divided into two (2) classes consisting of:

(i)    10,000,000 shares of common stock, par value $0.01 per share; and

(ii)    500,000 shares of preferred stock, par value $0.01 per share.

The HF board is authorized to issue the preferred stock in one or more series.

Great Western	HF
Voting Rights

Each holder of Great Western common stock is entitled to one vote for each share held of record. The affirmative vote of a majority of the outstanding shares of Great Western common stock, voting as a separate class, is required to amend, alter or repeal any provision of the Great Western certificate of incorporation that adversely affects the privileges, preferences or rights of Great Western common stock under the Great Western certificate of incorporation in a manner that is materially adverse from the effect of such amendment, alteration or repeal on Great Western nonvoting common stock.

Except as otherwise required by law, each holder of Great Western nonvoting common stock is not entitled to vote on any matter except that the affirmative vote of a majority of the outstanding shares of Great Western nonvoting common stock, voting as a separate class, is required to amend, alter or repeal any provision of the Great Western certificate of incorporation that adversely affects the privileges, preferences or rights of Great Western nonvoting common stock under the Great Western certificate of incorporation in a manner that is materially adverse from the effect of such amendment, alteration or repeal on Great Western common stock.

Except as required by the DGCL or provided in the resolution or resolutions of Great Western’s board or a duly authorized committee thereof establishing the terms of a series of Great Western preferred stock, the holders of Great Western common stock and nonvoting common stock are not entitled to vote on any amendment or alteration of the Great Western certificate of incorporation that alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of Great Western preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Great Western preferred stock, to vote thereon pursuant to the Great Western certificate of incorporation or the DGCL.

All director elections are determined by a plurality of the votes cast and, except as otherwise required by law or the Great Western certificate of incorporation, all other matters are determined by a majority of the votes cast. Holders of Great Western common stock do not have cumulative voting rights with respect to the election of directors.

Each HF stockholder is entitled to one vote for each share of HF common stock held of record as of the record date, subject to certain limitations that would apply in the case of any stockholder who is the beneficial owner, as determined in accordance with HF’s certificate of incorporation, of more than ten percent (10%) of the outstanding shares of HF common stock as of the record date.  Any HF stockholder subject to this restriction may vote shares beneficially owned by such HF stockholder up to, but not over, the ten percent (10%) limit.

Subject to the foregoing restriction, all director elections are determined by a plurality of the votes cast and, except as otherwise required by law or the HF certificate of incorporation, all other matters are determined by a majority of the votes cast. Holders of HF common stock do not have cumulative voting rights with respect to the election of directors.

Conversion

Each holder of Great Western nonvoting common stock has the right to convert such shares into an equal number of shares of Great Western common stock in connection with a transfer (i) that is part of a widely distributed public offering of Great Western common stock, (ii) to an underwriter for the purpose of conducting a widely distributed public offering of Great Western common stock, (iii) not requiring registration under the Securities Act in which no one transferee (or group of associated transferees) acquires in excess of 2% of Great Western common stock then outstanding, or (iv) that is part of a transaction approved by the Board of Governors of the Federal Reserve System.

HF does not have a class of nonvoting common stock, so there are no such provisions in the HF certificate of incorporation or bylaws.

Great Western	HF
Quorum

Except as otherwise provided by law or the Great Western certificate of incorporation, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at a stockholder meeting, present in person or represented by proxy, constitutes a quorum. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, constitutes a quorum to take action with respect to that vote on that matter.

Except as otherwise provided by law or the HF certificate of incorporation, and after giving effect to the ten percent (10%) voting rights limit noted above, the holders of one-third (1/3rd) of the outstanding shares of stock entitled to vote on a matter at a stockholder meeting, present in person or represented by proxy, constitutes a quorum.

Rights of Preferred Stock

The Great Western certificate of incorporation authorizes the board to issue from time to time in one or more series, to provide the issuance of, and to fix and determine the relative rights, voting powers, preferences, limitations and designations of preferred stock.

Unless otherwise provided in the resolution or resolutions of the board of directors or a duly authorized committee thereof establishing the terms of a series of Great Western preferred stock, holders of Great Western preferred stock (i) are not entitled to vote on any amendment or alteration of the Great Western certificate of incorporation to authorize or create, or increase the authorized amount of, any other class or series of Great Western preferred stock or any alteration, amendment or repeal of any provision of any other series of Great Western preferred stock, and (ii) are not entitled to bring a derivative action on behalf of Great Western.

Subject to the rights of the holders of any series of Great Western preferred stock, the number of authorized shares of any class or series of Great Western preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class, irrespective of the applicable provisions of the DGCL.

As of the date of this proxy statement/prospectus, no shares of Great Western preferred stock were outstanding.

The HF certificate of incorporation authorizes the board to fix the voting rights, designations and preferences, priorities, qualifications, limitations and other terms and rights of any series of preferred stock and to issue such preferred stock from time to time in one or more series.

Subject to the rights of the holders of any series of HF preferred stock set forth in a certificate of designation, the number of authorized shares of any class or series of HF preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of HF common stock and without a vote of the holders of HF preferred stock.

As of the date of this proxy statement/prospectus, no shares of HF preferred stock were outstanding.

Number of Directors

The Great Western bylaws provide that the board of directors shall consist of three or more members and that there shall initially be nine directors, with the number of directors being designated from time to time by the board of directors.

There are currently 8 members of the Great Western board.

The HF bylaws provide that the number of directors who constitute the board of directors is such number as the board of directors from time to time has designated, except that in the absence of such designation, such number is seven.

There are currently 6 members of the HF board.

Great Western	HF
Classified Board
The directors of Great Western are divided into three classes, each serving staggered three-year terms, so that one-third of the directors is elected at each annual meeting of stockholders.	The directors of HF are divided into three classes, each serving staggered three-year terms, so that one-third of the directors is elected at each annual meeting of stockholders.
Election of Directors

The directors are elected by the stockholders each year at the annual meeting of stockholders and hold office until the next election of the class for which such director was chosen and until each director's successor has been duly elected and qualified or until a director's earlier resignation or removal.

The directors are elected by the stockholders each year at the annual meeting of stockholders and hold office until the next election of the class for which such director was chosen and until each director's successor has been duly elected and qualified or until a director's earlier resignation or removal. The HF certificate of incorporation includes certain minimum requirements for serving on the HF board of directors.

Filling Vacancies on the Board of Directors

Under the Great Western bylaws, any vacancy occurring on its board of directors may be filled by a majority vote of the directors then in office, whether or not a quorum is present. Each director so chosen will hold office until the next election of the class of directors of the director which such director replaced.

Under the HF certificate of incorporation, any vacancy occurring on its board of directors may be filled by a majority vote of the directors then in office, whether or not a quorum is present. Each director so chosen will hold office until the next election of the class of directors of the director which such director replaced.

Removal of Directors
Under the Great Western bylaws, any director or the entire board of directors may be removed, with cause, by the holders of a majority of the shares entitled to vote at an election of the directors.

Under the HF certificate of incorporation, subject to the rights of holders of any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed from office at any time but only for cause and only by the affirmative vote of the holders of at least 80% (after giving effect to the ten percent (10%) voting rights limit noted above) of the voting power of all of the then-outstanding shares of capital stock of HF entitled to vote generally in an election of directors, voting together as a single class. Provided that, any director who at any time has been disqualified pursuant to the terms of the HF certificate of incorporation may be removed from office at any time by the affirmative vote of the holders of at least a majority (after giving effect to the ten percent (10%) voting rights limit noted above) of the voting power of all of the then-outstanding shares of capital stock of HF entitled to vote generally in an election of directors, voting together as a single class.

Great Western	HF
Stockholder Proposals

The Great Western bylaws provide that for business to be properly brought before a meeting by a stockholder, the stockholder must give timely written notice to the secretary of Great Western, in addition to any notice required by applicable law.

To be timely, notice must be given (i) in the case of an annual meeting, at least 90 days and no more than 120 days before the first anniversary of the date of the preceding year’s annual meeting of stockholders or (ii) in the case of a special meeting called for electing persons to the board of directors, not later than the 10th day following the day on which the first public notice of the date for such special meeting and the nominees proposed by the board of directors is made.

Notwithstanding the notice period specified above, in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary date of the preceding year’s annual meeting, notice by a stockholder must be delivered by the later of 90 days prior to the meeting date or the 10th day following the date the meeting date is first publicly announced.

In the event that the number of directors to be elected to Great Western’s board is increased and either all of the nominees for director or the size of the increased board is not publicly announced or disclosed by Great Western at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder notice is also considered timely, but only with respect to nominees for any new positions created by such increase, if delivered to the secretary not later than the 10th day following the first date all of such nominees or the size of the increased board has been publicly announced.

Except to the extent otherwise required by law, the adjournment or postponement of a meeting of stockholders, or the public announcement thereof, shall not commence a new time period for the giving of a stockholder’s notice as described above.

The HF bylaws provide that in order for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of HF and any proposed business other than director nominations must constitute a proper matter for stockholder action.

To be timely, notice must be given (i) in the case of an annual meeting, at least 90 days and no more than 120 days before the first anniversary of the date of the preceding year’s annual meeting of stockholders or (ii) in the case of a special meeting called for electing persons to the board of directors, not earlier than 120 days before the meeting and not later than the later of 90 days before the meeting and the 10th day following the day on which the first public notice of the date for such special meeting and the nominees proposed by the board of directors is made.

Notwithstanding the notice period specified above, in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice will be timely if delivered not earlier than 120 days before such annual meeting date and not later than the later of 90 days prior to the meeting date or the 10th day following the date the meeting date is first publicly announced.

In the event that the number of directors to be elected to HF’s board is increased and either all of the nominees for director or the size of the increased board is not publicly announced or disclosed by HF at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder notice is also considered timely, but only with respect to nominees for any new positions created by such increase, if delivered to the secretary not later than the 10th day following the first date all of such nominees or the size of the increased board has first been publicly announced.

The adjournment or postponement of a meeting of stockholders, or the public announcement thereof, shall not commence a new time period for the giving of a stockholder’s notice as described above.

Great Western	HF
Stockholder Proposals (cont'd)
Stockholder notice for proposals to be brought before a meeting must contain the following (in addition to any information required by applicable law): (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in Great Western or the matter the notice relates to, and the details thereof, including the name of such other person (we refer to the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained as “Interested Persons”), (ii) the name and address of all Interested Persons, (iii) a complete listing of the record and beneficial ownership positions (including number or amount) of all equity securities and debt instruments, whether held in the form of loans or capital market instruments, of Great Western or any of its subsidiaries held by all Interested Persons, (iv) whether and the extent to which any hedging, derivative or other transaction is in place or has been entered into within the prior 6 months preceding the date of delivery of the notice by or for the benefit of any Interested Person with respect to Great Western or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for Great Western, its subsidiaries or any of their respective securities or debt instruments, or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms thereof, and (v) a representation that the stockholder is a holder of record of Great Western shares entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal.

Any such notice with respect to a matter other than the nomination of directors must contain (A) the text of the proposal to be presented, including the text of any resolutions to be proposed for consideration by stockholders and (B) a brief written statement of the reasons why such stockholder favors the proposal.

The foregoing does not apply to stockholder proposals made pursuant to Rule 14a-8 under the Exchange Act.

Any notice of stockholder business at an annual meeting must contain the following: (i) the name and address of such stockholder and of any beneficial owner on whose behalf the proposal or nomination is made; (ii) (a) the number and class of shares of capital stock of HF which are owned beneficially and of record by the stockholder and the beneficial owner, (b) any option, warrant, convertible security, stock appreciation right or other derivative securities with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of HF shares or any other opportunity to profit from any increase or decrease in the value of HF shares, (c) any proxy, contract, arrangement, understanding or relationship pursuant to which any such stockholder or beneficial owner has a right to vote any share of HF’s securities, (d) any short interest in any HF security, (e) any rights to dividends on HF shares that are owned beneficially by such stockholder or beneficial owner that are separated or separable from the underlying shares of HF, (f) any proportionate interest in HF shares or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (g) any performance-related fees (other than any asset-based fees) that such stockholder or beneficial owner is entitled to based on any increase or decrease in the value of HF shares or derivative instruments; (iii) all information relating to such stockholder and beneficial owner that would be required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; (iv) a representation that the stockholder is holder of record of HF shares and intends to appear in person or proxy at such meeting and to propose such business; and (v) a representation whether the stockholder and beneficial owner is part of a group intending to make a proxy solicitation with respect to such matter.

Any such notice with respect to a matter other than the nomination of directors must contain (A) a summary of the business to be brought before the meeting, (B) the reasons for conducting such business, (C) the text of the proposal to be presented, including the text of any resolutions to be proposed for consideration by stockholders, (D) any material interest in such business of such stockholder and any beneficial owner, and (E) a description of all agreements and other arrangements between or among such stockholder, any beneficial owner, and any other person relating to the proposal.

The foregoing does not apply to stockholder proposals made pursuant to Rule 14a-8 under the Exchange Act.

Great Western	HF
Director Nominations by Stockholders

The Great Western bylaws provide that for stockholder nominations of directors to be properly brought before a stockholder meeting, in addition to the information generally required in a written notice of a stockholder proposal (as set forth above), such notice must set forth (i) the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, (ii) each nominee’s signed consent to serve as a director of Great Western if elected, and (iii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K. Great Western may also require any proposed nominee to furnish such other information, including completion of Great Western’s director questionnaire, as it may reasonably require to determine whether the nominee would be considered “independent” as a director or as a member of any applicable committee of the board of directors under the various rules and standards applicable to Great Western. The foregoing does not apply to (i) stockholder proposals made pursuant to Rule 14a-8 under the Exchange Act or (ii) the election of directors selected by or pursuant to the Great Western certificate of incorporation relating to the rights of the holders of preferred stock.

The HF bylaws provide that for stockholder nominations of directors to be properly brought before a stockholder meeting, in addition to the information generally required in a written notice of a stockholder proposal (as set forth above), such notice must set forth, as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) all information relating to the proposed nominee that would be required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; (ii) include such person’s written consent to be named in the proxy statement as a director nominee and to serve as a director if elected; (iii) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings between the proposed nominee and the proposing stockholder and beneficial owner during the past three years, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if such stockholder or beneficial owner were a “registrant” for purposes of such rule and the nominee were a director or named executive officer of such registrant; and (iv) a completed and signed written questionnaire, including any additional information that HF may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director or audit committee financial expert or that could be material to a reasonable stockholder’s understanding of the proposed nominee’s independence (or lack thereof) from any third party, as well as a background and qualification questionnaire and a signed written representation and agreement in the form as required by HF’s bylaws.

The foregoing does not apply to (i) stockholder proposals made pursuant to Rule 14a-8 under the Exchange Act or (ii) the election of directors selected by or pursuant to the HF certificate of incorporation relating to the rights of the holders of preferred stock.

Stockholder Action by Written Consent

The Great Western certificate of incorporation and bylaws provide that any action required or permitted to be taken by the stockholders of Great Western must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

The HF bylaws provide that, subject to the rights of the holders of any class or series of preferred stock, any action required or permitted to be taken by the stockholders of HF must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Great Western	HF
Amendments to Certificates of Incorporation and Bylaws

The DGCL provides that an amendment to a Delaware corporation's certificate of incorporation requires a board resolution stating the advisability of the amendment and generally requires approval by a majority of the holders of outstanding capital stock of each class entitled to vote thereon. Amendments to the Great Western certificate of incorporation may be effected in the manner prescribed by the DGCL; provided, however, that the amendment of Article VI, Article VIII, Article IX and Article XII requires the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of the capital stock of Great Western entitled to vote generally in the election of directors, voting together as a single class.

The Great Western bylaws authorize Great Western's board of directors to amend or repeal its bylaws or adopt new bylaws by vote of a majority of the board of directors and authorize Great Western’s stockholders that are entitled to vote to adopt, amend or repeal its bylaws; provided that the affirmative vote of 75% of the directors present at a meeting at which a quorum is present is required to amend, modify or repeal Section 2.1 of the Great Western bylaws.

The HF certificate of incorporation provides that amendments to the HF certificate of incorporation require a board resolution (upon the affirmative vote of 2/3rds of the directors then in office at a meeting called for such purpose) stating the advisability of the amendment and require approval by a majority of the total votes eligible to be cast at a duly constituted meeting of stockholders called for such purpose; provided, however, that the amendment of Section C of Article Fourth, subparagraphs 3 or 4 of Article Fifth, Article Sixth, Article Seventh, Article Eighth, Article Ninth and Article Eleventh requires the affirmative vote of the holders of at least 80% (after giving effect to the 10% voting rights limit noted above) of the voting power of all of the then-outstanding shares of the capital stock of HF entitled to vote generally in the election of directors, voting together as a single class.

The HF certificate of incorporation (i) authorizes HF's board of directors to adopt, amend or repeal its bylaws by vote of a majority of the total number of directors HF would have if there were no vacancies on the board, and (ii), subject to applicable law and the terms of the HF certificate of incorporation, authorizes HF’s stockholders to adopt, amend or repeal its bylaws by the affirmative vote of the holders of at least 80% (after giving effect to the ten percent (10%) voting rights limit noted above) of the voting power of all of the then-outstanding shares of capital stock of HF entitled to vote generally in an election of directors, voting together as a single class.

Special Meetings of Stockholders
Special meetings of Great Western stockholders may be called only by the chairperson of its board of directors, its chief executive officer, or its board of directors.

The HF certificate of incorporation provides, subject to the rights of the holders of HF preferred stock, that a special meeting of stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of directors HF would have if there were no vacancies on the board.

Notice of Meetings of Stockholders

In accordance with the DGCL, the Great Western bylaws provide that a written notice of the time, date, and place of all stockholder meetings must be given to each stockholder entitled to vote at the meeting not less than ten (10) days nor more than sixty (60) days prior to the meeting.

In accordance with the DGCL, the HF bylaws provide that a written notice of the time, date, and place of all stockholder meetings must be given to each stockholder entitled to vote at the meeting not less than ten (10) days nor more than sixty (60) days prior to the meeting.

Proxies

The Great Western bylaws provide that each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

The HF bylaws provide that each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by an executed, written proxy, but no such proxy shall be valid after 11 months from the date of its execution, unless the proxy is coupled with an interest.

Great Western	HF
Indemnification and Limitation of Liability of Directors and Officers

The Great Western bylaws provide that, to the fullest extent permitted by the DGCL, Great Western is authorized to provide indemnification of (and advancement of expenses to) its directors, officers and agents (and any other persons to which the DGCL permits Great Western to provide indemnification) through its bylaws, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the applicable provisions of the DGCL, subject only to limits created by applicable Delaware law, with respect to actions for breach of duty to Great Western, its stockholders and others, and by any applicable federal or state bank regulatory laws or regulations.

The DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

The DGCL provides that any indemnification must be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

The DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

The Great Western certificate of incorporation provides that, to the fullest extent authorized by the DGCL, a director of Great Western is not liable to Great Western or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL. Under the DGCL, a director has no personal liability to Great Western or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Great Western or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for the unlawful payment of dividends or unlawful stock purchase or redemption, or (iv) for any transaction in which the director derived improper personal benefit.

The DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

The DGCL provides that any indemnification must be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

The DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

The HF certificate of incorporation provides for the indemnification of directors, officers and such other persons to the fullest extent authorized by the DGCL, except that indemnification in an action, suit or proceeding initiated by a director, officer or such other person is generally permitted only if the board of directors authorized the initiation of that action, suit or proceeding.

The HF certificate of incorporation also provides for advancement of expenses to directors, officers and such other persons. However, to the extent the DGCL requires the same, advancement of expenses is only to be made upon delivery of an undertaking to repay such amounts if it shall ultimately be determined that the applicable indemnitee was not entitled to be indemnified.

In addition, as permitted by the DGCL, the HF certificate of incorporation provides that the directors shall have no personal liability to HF or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to HF or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for the unlawful payment of dividends or unlawful stock purchase or redemption, or (iv) for any transaction in which the director derived improper personal benefit.

Great Western	HF
Transactions with Interested Persons

The DGCL prohibits a corporation from engaging in any business combination with an interested stockholder (defined generally as a 15% stockholder) for a period of three years after the date that stockholder became an interested stockholder, unless (i) before that date, the board of directors of the corporation approved the business combination or the transaction in which the stockholder became an interested stockholder, (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock ownership plans) or (iii) on or after the date the stockholder became an interested stockholder, the business combination received the approval of both the corporation's directors and holders of at least 66 2/3% of the outstanding voting shares not owned by the interested stockholder voted at a meeting and not by written consent. A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares. The Great Western certificate of incorporation expressly provides that it is bound by this provision of the DGCL concerning transactions with interested stockholders.

The HF certificate of incorporation prohibits HF from entering into certain business combination transactions with persons that are deemed to be interested stockholders under the terms of the HF certificate of incorporation unless the transaction is approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of HF entitled to vote in an election of directors, voting together as a single class. However, if the business combination transaction is approved by a majority of the disinterested directors of the HF board of directors or the business combination transaction otherwise meets certain conditions set forth in the HF certificate of incorporation with respect to the value of consideration received by the HF stockholders, then only the affirmative vote of a majority of the outstanding shares entitled to vote (or such vote as required by applicable law or by the HF certificate of incorporation) is required to approve the transaction.

Forum Selection

Great Western’s bylaws provide that, unless Great Western consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Great Western, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Great Western to Great Western or its stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or the Great Western certificate of incorporation or bylaws, or (d) any action asserting a claim that is governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of Great Western’s stock is deemed to have notice of, and to have consented to the foregoing provisions.

HF’s bylaws do not contain any such provision.

DESCRIPTION OF GREAT WESTERN CAPITAL STOCK

The following description of Great Western’s capital stock is a summary of the material terms of Great Western’s amended and restated certificate of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part, and applicable law.

General

Great Western’s authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, which we have referred to herein as the “Great Western common stock,” 50,000,000 shares of non-voting common stock, par value $0.01 per share, which we refer to as the “Great Western non-voting common stock,” and 15,000,000 shares of preferred stock, par value $0.01 per share, which we refer to as the “Great Western preferred stock.” As of the date of this proxy statement/prospectus, there were 55,245,177 shares of Great Western common stock issued and outstanding, and no shares of Great Western non-voting common stock or preferred stock were issued and outstanding. The authorized but unissued shares of Great Western’s capital stock will be available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of Great Western’s issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.

Great Western Common Stock and Non-Voting Common Stock

Subject to the rights and preferences granted to holders of Great Western’s preferred stock then outstanding, if any, and except with respect to voting rights, conversion rights and certain distributions of Great Western’s capital stock, holders of Great Western common stock and Great Western non-voting common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by Great Western with respect to such meetings.

Dividends

Holders of Great Western common stock and non-voting common stock are equally entitled to receive ratably such dividends as may be declared from time to time by the Great Western board out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock or non-voting common stock unless the shares of common stock and non-voting common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock or non-voting common stock, shares of common stock shall only be entitled to receive shares of common stock and shares of non-voting common stock shall only be entitled to receive shares of non-voting common stock. The ability of the Great Western board to declare and pay dividends on Great Western common stock and non-voting common stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) Great Western may then have outstanding. Great Western’s principal source of income is dividends that are declared and paid by its wholly owned banking subsidiary, Great Western Bank, on its capital stock. Therefore, Great Western’s ability to pay dividends is dependent upon the receipt of dividends from Great Western Bank.

Voting Rights

Each holder of Great Western common stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of Great Western preferred stock. Holders of Great Western common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast. The holders of Great Western non-voting common stock do not have any voting power and are not entitled to vote on any matter, except as otherwise required by law and as described herein. In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Great Western common stock or non-voting common stock, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of Great Western’s amended and restated certificate of incorporation that adversely affects the rights, preferences or privileges of the Great Western common stock or non-voting common stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of Great Western’s capital stock, as applicable.

Conversion of Great Western Non-Voting Common Stock

Any holder of Great Western non-voting common stock may convert any number of shares of non-voting common stock into an equal number of shares of Great Western common stock at the option of the holder if such conversion is in connection with a transfer (i) that is part of a widely distributed public offering of Great Western common stock, (ii) to an underwriter for the purpose of conducting a widely distributed public offering, (iii) that is part of a transfer of non-voting common stock not requiring registration under the Securities Act in which no one transferee (or group of associated transferees) acquires the right to purchase in excess of 2% of the Great Western common stock then outstanding (including pursuant to a related series of transfers), or (iv) that is part of a transaction approved by the Federal Reserve and the FDIC. Great Western will reserve for issuance a number of shares of Great Western common stock into which all outstanding shares of Great Western non-voting common stock may be converted.

Liquidation Rights

In the event of Great Western’s liquidation, dissolution or winding up, holders of Great Western common stock and non-voting common stock are entitled to share ratably in all of Great Western’s assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding Great Western preferred stock. Because Great Western is a bank holding company, Great Western’s rights and the rights of Great Western’s creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of Great Western’s subsidiary’s creditors, except to the extent that Great Western may be a creditor with recognized claims against it’s subsidiary.

Preemptive and Other Rights

Holders of Great Western common stock and non-voting common stock are not entitled to any preemptive, subscription or redemption rights, and no sinking fund will be applicable to Great Western common stock or non-voting common stock.

Great Western Preferred Stock

Great Western’s amended and restated certificate of incorporation authorizes the Great Western board to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of Great Western preferred stock will be available for issuance without further action by the stockholders. The Great Western board is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Subject to the rights of the holders of any series of Great Western preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under Great Western’s amended and restated certificate of incorporation) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares. Without stockholder approval, Great Western could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of Great Western’s stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Great Western Capital Stock

The DGCL does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NYSE, which would apply so long as the Great Western common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

One of the effects of the existence of unissued and unreserved Great Western common stock or preferred stock may be to enable the Great Western board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Great Western by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Great Western’s management and possibly deprive Great Western’s stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Great Western common stock over the market price of the common stock.

Anti-Takeover Effects of Provisions of Applicable Law and Great Western’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Business Combination Statute

Great Western is a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, Great Western may not engage in any “business combination” with any “interested stockholder” for a three-year period following the time such stockholder became an interested stockholder unless:

•	prior to such time, the Great Western board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Great Western’s voting stock outstanding at the time the transaction commenced, excluding certain shares as specified in Section 203; or

•
at or subsequent to such time, the business combination is approved by the Great Western board and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes, among other things, a merger or asset or stock sale of Great Western or any of Great Western’s majority-owned subsidiaries or any of certain other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of Great Western’s voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring Great Western to negotiate in advance with the Great Western board because the stockholder approval requirement described above would be avoided if the Great Western board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Federal Banking Law

The ability of a third party to acquire Great Western’s stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of Great Western’s outstanding common stock. Any “company,” as defined in the BHC Act, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring “control” of Great Western. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls Great Western for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of Great Western’s outstanding common stock (or any other class of Great Western’s voting securities).

Classified Board

Great Western’s amended and restated certificate of incorporation provides that the Great Western board of directors shall be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the Great Western board will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Great Western board.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Great Western’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder approval must be timely given in writing to Great Western’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Great Western’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by Great Western’s amended and restated bylaws.

Limits on Written Consents

Great Western’s amended and restated certificate of incorporation provides that any action to be taken by the stockholders that the stockholders are required or permitted to take must be effected at a duly called annual or special meeting of stockholders. Great Western’s stockholders are not permitted to take action by written consent.

Annual Meetings; Limits on Special Meetings

Great Western’s 2016 annual meeting of stockholders was held on February 8, 2016. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) the Great Western board, (ii) the Chairperson of the Great Western board, and (iii) Great Western’s Chief Executive Officer.

Amendments to Great Western’s Governing Documents

Generally, the amendment of Great Western’s amended and restated certificate of incorporation requires approval by the Great Western board and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition and actions by written consent) require the approval of at least 75% of the votes entitled to be cast by the outstanding capital stock in the elections of the Great Western board. Any amendment to Great Western’s amended and restated bylaws requires the approval of either a majority of the Great Western board or holders of at least 75% of the votes entitled to be cast by the outstanding capital stock in the election of the Great Western board. The approval of at least 75% of Great Western’s directors is also required to amend Great Western’s amended and restated bylaws to increase the number of directors. In addition, to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Great Western common stock or non-voting common stock, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of Great Western’s amended and restated certificate of incorporation that adversely affects the privileges, preferences or rights of the common stock or non-voting common stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of Great Western’s capital stock, as applicable. Any amendment to Great Western’s amended and restated certificate of incorporation (whether by merger, consolidation or otherwise) to increase or decrease the authorized shares of any class of common stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.

Sole and Exclusive Forum

Great Western’s amended and restated certificate of incorporation provides that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Great Western’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Great Western’s directors, officers, employees or agents to Great Western or Great Western’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, Great Western’s amended and restated certificate of incorporation or Great Western’s amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of Great Western’s capital stock shall be deemed to have notice of and to have consented to this provision of Great Western’s amended and restated certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against Great Western and it’s directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of Great Western’s amended and restated certificate of incorporation to be inapplicable or unenforceable.

Indemnification and Limitation of Liability

Great Western’s amended and restated bylaws provide generally that Great Western will indemnify and hold harmless, to the full extent permitted by law, Great Western’s directors, officers, employees and agents, as well as other persons who have served as Great Western’s directors, officers, employees or agents and other persons who serve or have served at Great Western’s request at another corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise in connection with any actual or threatened action, suit or proceeding, subject to limited exceptions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Great Western’s directors, officers and controlling persons, Great Western has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, Great Western’s ability to provide indemnification to it’s directors and officers is limited by federal banking laws and regulations.

Great Western’s amended and restated certificate of incorporation limits, to the full extent permitted by law, the personal liability of Great Western’s directors in actions brought on Great Western’s behalf or on behalf of Great Western’s stockholders for monetary damages as a result of a director’s breach of fiduciary duty while acting in a capacity as a director. Great Western’s amended and restated certificate of incorporation does not eliminate or limit Great Western’s right or the right of Great Western’s stockholders to seek injunctive or other equitable relief not involving monetary damages.

Listing

The Great Western common stock is listed on the NYSE under the symbol “GWB.”

Transfer Agent and Registrar

The transfer agent and registrar for the Great Western common stock and non-voting common stock is Computershare, Inc.

APPRAISAL RIGHTS

Holders of shares of HF common stock who meet certain requirements are entitled to seek appraisal rights.

Under Section 262 of the DGCL, which we refer to as “Section 262,” holders of shares of HF common stock who do not vote in favor of the merger proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, determined as described below. Failure to follow precisely any of the statutory requirements could result in the loss of your appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this proxy statement/prospectus as Annex C. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that HF stockholders exercise their appraisal rights under Section 262. Only a holder of record of shares of HF common stock is entitled to demand appraisal of the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock of HF held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of HF common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders as of the record date that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus shall constitute such notice, and the full text of Section 262 is attached to this proxy statement as Annex C. In connection with the merger, any holder of shares of HF common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights. A HF stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement. In addition, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, HF believes that if a stockholder considers exercising such rights such stockholder should consider seeking legal and financial advice.

HF stockholders wishing to exercise the right to seek an appraisal of their shares of common stock must do ALL of the following:

•	the stockholder must not vote in favor of the merger proposal;

•	the stockholder must deliver to HF a written demand for appraisal before the vote on the merger proposal at the special meeting;

•
the stockholder must continuously hold the shares of HF common stock from the date of making the demand through the effective time of the merger (a stockholder will lose appraisal rights if the stockholder transfers such shares before the effective time of the merger); and

•
a stockholder or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the merger. The surviving corporation is under no obligation to file any petition and has no intention of doing so.

Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement, abstain or not vote its shares.

Filing Written Demand

Any holder of shares of HF common stock wishing to exercise appraisal rights must deliver to HF, before the vote on the adoption of the merger agreement at the special meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A holder of shares of HF common stock wishing to exercise appraisal rights must hold the shares of record on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Voting against the adoption of the merger agreement or abstaining from voting or failing to vote on the proposal to adopt the merger agreement will not by itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. The demand must reasonably inform HF of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to deliver the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of HF common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of HF common stock should be executed by or on behalf of the holder of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. Stockholders who hold their shares in bank, brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their bank, brokers or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

All written demands for appraisal pursuant to Section 262 should be delivered to the Corporate Secretary of HF at HF Financial Corp., 225 South Main Avenue, Sioux Falls, South Dakota 51704.

Any holder of shares of HF common stock who has not commenced an appraisal proceeding or joined such proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal and an acceptance of the merger consideration; however, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, that this restriction will not affect the right of any former HF stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective date of the merger.

Notice by the Surviving Corporation

If the merger is completed, within ten days after the effective time of the merger, Great Western, as the surviving corporation of the merger, will notify each holder of shares of HF common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of shares of HF common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders who have properly demanded appraisal of their shares. The surviving corporation of the merger is under no obligation to and Great Western, which will be the surviving corporation of the merger, has no present intention to file a petition, and holders of HF common stock should assume that the surviving corporation will not file a petition or initiate any negotiations with respect to the fair value of shares of HF common stock. Accordingly, any holders of shares of HF common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of shares of HF common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of shares of HF common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of HF common stock not voted in favor of the merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed to the stockholder within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of HF common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request the foregoing statement. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is timely filed by a holder of shares of HF common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all HF stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached with the surviving corporation. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

Judicial Determination of Fair Value

After determining the holders of shares of HF common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. Although the parties to the merger agreement believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and HF stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the value of the merger consideration. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Neither HF nor Great Western anticipate offering more than the merger consideration to any HF stockholder exercising appraisal rights, and each of HF and Great Western reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of HF common stock is less than the value of the merger consideration, and that the methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period from the effective date of the merger and the date of payment of the judgment.

If any stockholder who demands appraisal of shares of HF common stock under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of HF common stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to such shares. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving corporation of the merger a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.

From and after the effective time of the merger, no dissenting stockholder shall have any rights of a stockholder of HF with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of HF common stock, if any, payable to HF stockholders of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving corporation of the merger a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger and acceptance of the merger, or subsequently with the written approval of the surviving corporation, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any former HF stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just; provided, that such restriction shall not affect the right of any former HF stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective time of the merger.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any HF stockholder wishing to exercise appraisal rights is urged to consult legal and financial advisors before attempting to exercise those rights

EXPERTS

The consolidated financial statements of Great Western included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. As a result of Great Western’s status as an “emerging growth company” under SEC rules, Great Western has not been required to obtain an attestation report of its independent registered public accounting firm with respect to the effectiveness of its internal control over financial reporting and, consequently, Ernst & Young LLP has not undertaken an audit of Great Western’s internal control over financial reporting for any period for which consolidated financial statements have been incorporated by reference into this proxy statement/prospectus.

The consolidated financial statements of HF included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015, and the effectiveness of HF’s internal control over financial reporting as of June 30, 2015, have been audited by Eide Bailly, LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated by reference in this proxy statement/prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL OPINIONS

Nyemaster Goode, PC and Briggs and Morgan, Professional Association will deliver prior to the effective time of the merger their opinions to Great Western and HF, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material United States Federal Income Tax Consequences” beginning on page 139 of this proxy statement/prospectus.

The validity of the Great Western common stock to be issued in connection with the merger will be passed upon for Great Western by Nyemaster Goode, PC.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the HF board knows no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (such as banks, brokerage firms and other nominees that hold shares in “street name”) to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus may be delivered to HF stockholders residing at the same address, unless such stockholders have notified HF of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

HF will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to HF Investor Relations at HF Financial Corp., 225 South Main Avenue, Sioux Falls, South Dakota 57104; (605) 333-7556. If you want to receive separate copies of a proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact HF at the above address and telephone number.

STOCKHOLDER PROPOSALS

HF

HF does not anticipate holding a 2016 annual meeting of stockholders if the merger is completed in the second quarter of 2016, as currently expected. If the merger is completed within the expected timeframe, and no annual meeting of HF stockholders is held in 2016, then stockholder proposals must be submitted to Great Western in accordance with the procedures described below with respect to Great Western. In the event the merger is not completed within the expected timeframe, or at all, and HF holds a 2016 annual meeting, then any stockholder nominations or proposals for other business intended to be presented at HF’s next annual meeting must be submitted to HF as set forth below.

In order to be eligible for inclusion in HF's proxy materials for the 2016 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at HF's executive offices, 225 South Main Avenue, Sioux Falls, South Dakota 57104, no later than June 17, 2016. Proposals submitted after June 17, 2016 will not be timely filed with HF. Any such proposals must also comply with the provisions of Rule 14a-8 of the Exchange Act.

HF stockholders who intend to present a proposal at the 2016 annual meeting of stockholders without including such proposal in HF's proxy materials, or recommend a candidate for nomination for election as a director, must provide HF with written notice of such proposal or recommendation no earlier than July 23, 2016 and no later than August 22, 2016. Notice of proposals or recommendations submitted earlier than July 23, 2016 or after August 22, 2016, will not be timely filed with HF. The notice of proposed business or of a recommendation of a director candidate must also contain the information required by the HF bylaws with respect to the proposed business to be conducted or the candidate being recommended for nomination as a director, as applicable. The HF board reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal or recommendation that does not comply with HF's bylaws and other applicable laws and regulations.

Great Western

Stockholders who, in accordance with Rule 14a-8 of the Exchange Act, wish to present proposals for inclusion in the proxy materials to be distributed by Great Western in connection with its next annual meeting of stockholders (to be held in 2017) must submit their proposals by certified mail, return receipt requested, and must be received by the Corporate Secretary at Great Western’s principal offices in Sioux Falls, South Dakota, on or before September 7, 2016, to be eligible for inclusion in its proxy materials relating to that meeting. In the event that Great Western holds its 2017 annual meeting of stockholders more than 30 days before or after the one-year anniversary date of its 2016 annual meeting of shareholders (held on February 8, 2016), Great Western will disclose the new deadline by which stockholders’ proposals must be received in its earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably calculated to inform stockholders.

In accordance with the Great Western bylaws, stockholders who intend to present a proposal at the 2017 annual meeting without including such proposal in Great Western’s proxy materials, or recommend a candidate for nomination for election as a director, must provide notice of such proposal or recommendation to the Corporate Secretary of Great Western no later than November 11, 2016, nor earlier than October 12, 2016, provided that if the 2017 annual meeting is held more than 30 days before, or 60 days after, February 8, 2017, such notice must be given by the later of the close of business on the date 90 days prior to the meeting date or the tenth day following the date the meeting date is first publicly announced or disclosed. Furthermore, in order for any stockholder to properly propose any business for consideration at the 2017 annual meeting, including the nomination of any person for election as a director, or any other matter raised other than pursuant to Rule 14a-8 of the proxy rules adopted under the Exchange Act, written notice of the stockholder’s intention to make such proposal must be furnished to Great Western in accordance with and including such information required by the Great Western bylaws. A copy of the Great Western’s bylaws is available on its website at www.greatwesternbank.com.

With respect to recommendations of candidates for nomination for election as directors, if the number of directors to be elected to the Great Western board is increased and either all of the nominees for director or the size of the increased Great Western board is not publicly announced or disclosed by Great Western at least 100 days prior to the first anniversary of the preceding year’s annual meeting, notice of any recommendation for director candidates for any newly created positions resulting from the increased size may be delivered to the Corporate Secretary no later than the close of business on the tenth day following the first date all of such nominees or the size of the increased Great Western board shall have been publicly announced or disclosed.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Great Western and HF to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the SEC. This means that Great Western and HF can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. The documents that are incorporated by reference contain important information about the companies and you should read this proxy statement/prospectus together with any other documents incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Great Western (File No. 001-36688), other than information furnished pursuant to Item 2.02 or Item 7.01 on a Current Report on Form 8-K:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed on December 11, 2015;

•	Proxy Statement on Schedule 14A for the 2016 annual meeting of stockholders filed on January 4, 2016;

•	Quarterly Report on Form 10-Q for the quarter ended December 31, 2015 filed on February 11, 2016; and

•
Current Reports on Form 8-K or Form 8-K/A filed on February 8, 2016, February 1, 2016, January 27, 2016, December 1, 2015, November 30, 2015, October 29, 2015 and October 27, 2015 (other than the portions of those documents not deemed to be filed).

This proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by HF (File No. 0-19972), other than information furnished pursuant to Item 2.02 or Item 7.01 on a Current Report on Form 8-K:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2015 filed on September 11, 2015;

•	Proxy Statement on Schedule 14A for the 2015 annual meeting of stockholders filed on October 16, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2015 and September 30, 2015 filed on February 5, 2016 and November 6, 2015, respectively; and

•
Current Reports on Form 8-K or Form 8-K/A filed on January 25, 2016, November 30, 2015, November 30, 2015, November 27, 2015, October 26, 2015, July 29, 2015 and July 27, 2015 (other than the portions of those documents not deemed to be filed).

In addition, Great Western and HF are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting, provided, however, that Great Western and HF are not incorporating by reference any information furnished by Great Western or HF on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act, except as otherwise specified herein.

Both Great Western and HF file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Great Western and HF file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

Neither Great Western nor HF has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BETWEEN
GREAT WESTERN BANCORP, INC.
AND
HF FINANCIAL CORP.

Dated as of November 30, 2015

A - i

A - ii

A - iii

TABLE OF DEFINED TERMS

Defined Term	Section
Acceptable Confidentiality Agreement	Section 4.2(a)
Acquisition Transaction	Section 4.2(f)(i)
Actions	Section 2.5(a)
Affiliate	Section 8.10
Agreement	Introduction
Application	Section 8.10
Bank Merger	Section 1.2
Bank Merger Agreement	Section 1.2
BHCA	Section 8.10
Business Day	Section 8.10
Cash Consideration	Section 1.4(c)(i)(A)
Cash Election	Section 1.4(c)(i)(A)
Cash Election Shares	Section 1.4(c)(i)(A)
CDARS Deposits	Section 3.18(e)
Certificate of Merger	Section 1.3
Classified Loan	Section 3.17(b)
Closing	Section 1.12(a)
Closing Date	Section 1.12(a)
Code	Section 8.10
Company	Introduction
Company Adverse Recommendation Change	Section 4.2(c)
Company Bank	Recitals
Company Bylaws	Section 1.12(c)(iii)
Company Cancelled Shares	Section 1.4(b)
Company Certificate of Incorporation	Section 3.3(a)
Company Common Stock	Recitals
Company Deposits	Section 3.18(a)
Company Equity Plans	Section 3.2(a)
Company Letter	ARTICLE III
Company Loans	Section 3.17(a)
Company Contracts	Section 3.11(a)
Company Permits	Section 3.8
Company Plans	Section 3.12(a)
Company Recommendation	Section 5.2
Company SEC Documents	Section 3.5(a)
Company Stock Options	Section 3.2(a)
Company Stockholders	Section 3.27
Company’s Current Premium	Section 5.9
Confidentiality Agreement	Section 5.3(g)

A - iv

Defined Term	Section
Constituent Corporations	Introduction
Contract	Section 3.2(a)
D&O Insurance	Section 5.9
Delinquent Loans	Section 3.17(b)
Determination Date	Section 7.1(h)
DGCL	Section 1.1(a)
Dissenting Shares	Section 1.4(c)(iii)
Dissenting Stockholder	Section 1.4(c)(iii)
Effective Time	Section 1.3
Election	Section 1.6(a)
Election Deadline	Section 1.6(d)
Election Form	Section 1.6(b)
Election Period	Section 1.6(c)`
Eligible Employee	Section 5.11(c)
Environmental Laws	Section 3.13
ERISA	Section 3.12(b)
ERISA Affiliate	Section 3.12(a)
Exchange Act	Section 2.4
Exchange Agent	Section 1.7
Exchange Fund	Section 1.7
Exchange Ratio	Section 1.4(c)(i)(B)
Final Index Price	Section 7.1(h)(iv)(C)
FIRPTA	Section 2.12
Form S-4	Section 5.1(a)
GAAP	Section 2.8(a)
Governmental Entity	Section 2.4
GWB Articles of Incorporation	Section 1.12(b)(iv)
GWBI	Introduction
GWBI Bank	Recitals
GWBI Bylaws	Section 1.12(b)(iii)
GWBI Certificate of Incorporation	Section 1.1(c)
GWBI Closing Price	Section 1.4(c)(ii)
GWBI Letter	ARTICLE II
GWBI Permits	Section 2.11
GWBI Plan	Section 5.11(b)
GWBI Ratio	Section 7.1(h)(iii)
GWBI SEC Documents	Section 2.8(a)
GWBI Stock Plan	Section 2.3
GWBI Market Value	Section 7.1(h)(iv)(A)
Holder	Section 1.6
IBA	Section 2.2(b)
Index	Section 7.1(h)(iii)(D)

A - v

Defined Term	Section
Index Ratio	Section 7.1(h)(iii)(D)
Initial GWBI Market Value	Section 7.1(h)(iii)(E)
Initial Index Price	Section 7.1(h)(iii)(F)
Intellectual Property Rights	Section 3.15(a)
Interest Rate Instruments	Section 3.20
Investments	Section 3.19(a)
IRS	Section 3.9
Knowledge of Company	Section 8.10
Knowledge of GWBI	Section 8.10
Law	Section 8.10
Letter of Transmittal	Section 1.8(a)
Liens	Section 3.2(b)
Material Adverse Change	Section 8.10
Material Adverse Effect	Section 8.10
Merger	Recitals
Merger Consideration	Section 1.4(c)(i)
Multiple Employer Pension Plan	Section 3.12(b)
NASDAQ	Section 3.4
New Certificate	Section 1.4(c)(i)
Non-Election Shares	Section 1.4(c)(i)(C)
Notice of Adverse Recommendation	Section 4.2(d)
NYSE	Section 8.10
OFAC	Section 3.21(c)
Old Certificate	Section 1.4(c)(i)
Order	Section 8.10
OREO	Section 3.17(b)
Organizational Documents	Section 3.3(a)
Owned Properties	Section 3.16(a)
Participation Contracts	Section 3.17(d)
Person	Section 8.10
Proxy Statement	Section 2.9
Regulation I	Section 8.10
Regulation O	Section 8.10
Regulation W	Section 8.10
Related Persons	Section 8.10
Representatives	Section 4.2(a)
Required Third-Party Consents	Section 8.10
Requisite Regulatory Approvals	Section 5.5(a)
Sarbanes-Oxley Act	Section 2.8(b)
SDS	Section 2.2(b)
SEC	Section 3.3(a)
Securities Act	Section 8.10

A - vi

Defined Term	Section
Servicing Contracts	Section 3.17(e)
Shortfall Number	Section 1.6
Shortfall Number	Section 1.5(b)(ii)
Specified Requisite Regulatory Approval	Section 8.10
State Takeover Approvals	Section 2.4
Stock Consideration	Section 1.4(c)(i)(B)
Stock Conversion Number	Section 1.5(b)(i)
Stock Election	Section 1.4(c)(i)(B)
Stock Election Number	Section 1.5(b)(ii)
Stock Election Shares	Section 1.4(c)(i)(B)
Stockholder Voting Agreements	Recitals
Stockholder Meeting	Section 5.2
Subsidiaries	Section 8.10
Superior Proposal	Section 4.2(f)(ii)
Surviving Corporation	Section 1.1(a)
Takeover Proposal	Section 4.2(f)(iv)
Tax Return	Section 2.12
Taxes	Section 2.12
Termination Date	Section 7.1(d)
Termination Fee	Section 4.2(f)(v)
Third Party	Section 4.2(f)(iii)
Transfer Taxes	Section 5.7
Trusts	Section 5.5(a)
USA PATRIOT Act	Section 3.21(c)
USSBA	Section 3.17(i)
WARN Act	Section 3.14(b)
Worker Safety Laws	Section 3.13
Year of Service	Section 5.11(a)

A - vii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER, dated as of November 30, 2015 (this “Agreement”), is by and between Great Western Bancorp, Inc., a Delaware corporation (“GWBI”), and HF Financial Corp., a Delaware corporation (the “Company”) (GWBI and Company being hereinafter collectively referred to as the “Constituent Corporations”).
W I T N E S S E T H:
WHEREAS, the respective Boards of Directors of GWBI and Company have approved and declared advisable the merger of Company with and into GWBI, upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, $0.01 par value, of Company (“Company Common Stock”) not owned directly or indirectly by GWBI or Company will be converted into the right to receive the Merger Consideration (as hereinafter defined);
WHEREAS, the respective Boards of Directors of GWBI and Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is in the best interest of their respective stockholders;
WHEREAS, in order to induce GWBI to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the stockholders of Company listed on Exhibit C are entering into agreements (the “Stockholder Voting Agreements”), substantially in the form attached hereto as Exhibit A, pursuant to which, among other things, each such Person has agreed to vote in favor of this Agreement and the Merger;
WHEREAS, GWBI owns all of the issued and outstanding shares of capital stock of Great Western Bank, a bank chartered under the laws of the State of South Dakota (“GWBI Bank”) and Company owns all of the issued and outstanding shares of capital stock of Home Federal Bank, a bank chartered under the laws of the State of South Dakota (the “Company Bank”); and
WHEREAS, as part of the transactions contemplated hereby, the parties wish to provide for the merger of Company Bank with and into GWBI Bank.
NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I
THE MERGER AND RELATED MATTERS

Section 1.1    The Merger.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Company shall be merged with and into GWBI (the “Merger”) at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Company shall cease and GWBI shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Company in accordance with the DGCL.

(b)    The Merger shall have the effects set forth in this Agreement and in Subchapter IX of the DGCL.
(c)    At the Effective Time, the Amended and Restated Certificate of Incorporation of GWBI, as in effect immediately prior to the Effective Time, (the “GWBI Certificate of Incorporation”), shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the Bylaws of GWBI, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or in the Certificate of Incorporation of the Surviving Corporation.
(d)    The directors and officers of GWBI at the Effective Time shall be the directors and officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Immediately prior to the Effective Time, each then-current director of Company shall submit to Company his or her written resignation as a director.

Section 1.2    Bank Merger. At Closing, GWBI Bank and Company Bank shall enter into the Bank Agreement and Plan of Merger, substantially in the form attached hereto as Exhibit B (the “Bank Merger Agreement”). Pursuant to the Bank Merger Agreement, immediately following the Effective Time of the Merger (i) Company Bank will be merged with and into GWBI Bank (the “Bank Merger”), (ii) the separate corporate existence of Company Bank will cease and (iii) GWBI Bank will continue as the surviving corporation in the Bank Merger and will succeed to and assume all the rights and obligations of Company Bank, in each case as provided in the Bank Merger Agreement.

Section 1.3    Effective Time. The Merger shall become effective when the certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Certificate of Merger is filed. When used in this Agreement, the term “Effective Time” shall mean the date and time at which the Certificate of Merger is accepted for recording or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made on the date of the Closing, or as soon as practicable thereafter.

Section 1.4    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of GWBI, Company or the holders of any securities of the Constituent Corporations:
(a)    Each share of GWBI Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.
(b)    All shares of Company Common Stock that are held in the treasury of Company or owned by any wholly owned Subsidiary of Company and any shares of Company Common Stock owned by GWBI or any wholly owned Subsidiary of GWBI shall automatically be canceled and cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor (the “Company Cancelled Shares”).

(c)    (i) Subject to Sections 1.5, 1.6 and 1.4(c)(iii), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Company Cancelled Shares and shares of Company Common Stock that constitute Dissenting Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:
A.$19.50 in cash (the “Cash Consideration”) for each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 1.6 (collectively, the “Cash Election Shares”);
B.0.65 shares (the “Exchange Ratio”) of GWBI Common Stock (the “Stock Consideration”) for each share of Company Common Stock with respect to which an election to receive GWBI Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 1.6 (collectively, the “Stock Election Shares”); and
C.for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 1.6 (collectively, the “Non-Election Shares”), the right to receive such Cash Consideration or Stock Consideration as determined in accordance with Section 1.5.
(i)    All of the shares of Company Common Stock converted into the right to receive the Cash Consideration or the Stock Consideration (as applicable, the “Merger Consideration”) pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock held in book entry form) shall thereafter represent only the right to receive (i) the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 1.4(c)(i), 1.5 and 1.6, (ii) as provided in Section 1.4(c)(iii), cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.4(c)(ii), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 1.8(b). Old Certificates previously representing shares of Company Common Stock shall be exchanged for evidence of shares in book entry form or, at GWBI’s option, certificates (collectively referred to herein as “New Certificates”), representing the Stock Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) or the Cash Consideration, as applicable, upon the surrender of such Old Certificates in accordance with Section 1.8, without any interest thereon. If, prior to the Effective Time, the outstanding shares of GWBI Common Stock or Company Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.
(ii)    Notwithstanding anything to the contrary contained herein, New Certificates or scrip representing fractional shares of GWBI Common Stock shall not be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to GWBI Common Stock shall be payable on or with respect to any such fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of GWBI. In lieu of the issuance of any such fractional share, GWBI shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive a fractional share of GWBI Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise have been entitled to receive pursuant to Section 1.4(c)(i) and subject to Section 1.5, and (ii) the GWBI Closing Price. As used herein, “GWBI Closing Price” shall mean the average closing price of GWBI Common Stock on the NYSE for the ten (10) full trading days ending on the third Business Day preceding the Closing Date. For purposes of determining any fractional share interest, all shares of Company Common Stock owned by a Company stockholder shall be combined so as to calculate the maximum number of whole shares of GWBI Common Stock issuable to such Company stockholder.
(iv)    Notwithstanding anything to the contrary in this Agreement, each outstanding share of Company Common Stock the holder of which has perfected appraisal rights under the DGCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the DGCL. Company shall give GWBI prompt notice upon receipt by Company of any such demands for payment of the fair value of such shares of Company Common Stock and of withdrawals of such notice and any other instruments provided pursuant to Applicable Law (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”), and GWBI shall have the right to participate in all negotiations and proceedings with respect to any such demands. Company shall not, except with the prior written consent of GWBI, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Stockholder as may be necessary to perfect appraisal rights under the DGCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation. If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s right to payment for Dissenting Shares after the Effective Time, each share of Company Common Stock of such holder shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration without interest thereon in accordance with Section 1.4(c)(i) and treated as Non-Election Shares for purposes of Section 1.5.
(d)    Company Options. Each outstanding option for Company Common Stock shall be exercised prior to the Effective Date and the shares of Company Common Stock issued upon exercise shall be eligible to receive the Merger Consideration.
(e)    Stock Appreciation Rights. Each outstanding stock appreciation right for Company Common Stock shall be settled in Company Common Stock prior to the Closing Date, and such shares of Company Common Stock shall be eligible to receive the Merger Consideration.

Section 1.5    Proration of Merger Consideration.
(a)Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock to receive the Stock Consideration pursuant to Section 1.4(c)(i) shall be equal to the product (rounded down to the nearest whole share) of (i) 0.75 and (ii) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, but excluding Company

Cancelled Shares and shares of Company Common Stock that constitute Dissenting Shares (the “Stock Conversion Number”). All other shares of Company Common Stock, but excluding Company Cancelled Share and shares of Company Common Stock that constitute Dissenting Shares, shall be converted into the right to receive the Cash Consideration.
(b)Promptly (and in any event no later than five (5) Business Days) after the Effective Time, GWBI shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock of rights to receive the Stock Consideration and the Cash Consideration as follows:
(i)If the aggregate number of shares of Company Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration only in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number (with the Exchange Agent to determine, consistent with Section 1.5(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and
(ii)If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:
(A)If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 1.5(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or
(B)If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Cash Election Shares (with the Exchange Agent to determine, consistent with Section 1.5(a), whether fractions of Cash

Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

Section 1.6    Election Procedures. Each holder of record of shares of Company Common Stock to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in accordance with, and subject to, Sections 1.4(c)(i) and 1.5 (a “Holder”) shall have the right, subject to the limitations set forth in this Article I, to submit an election in accordance with the following procedures:
(a)Each Holder may specify in a request made in accordance with the provisions of this Section 1.6 (herein called an “Election”) (i) the number of whole shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of whole shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election. A Holder who holds shares of Company Common stock as nominee, trustee or in another representative capacity may submit multiple Election Forms, provided that each such Election Form covers all the shares of Company Common Stock held by such representative for a particular beneficial owner.
(b)GWBI shall prepare a form reasonably acceptable to Company, including appropriate and customary transmittal materials in such form as prepared by GWBI and reasonably acceptable to Company (the “Election Form”), so as to permit the Holders to exercise their right to make an Election.
(c)GWBI (i) shall initially make available and mail the Election Form not less than twenty (20) Business Days prior to the anticipated Election Deadline, or on such other date as the parties may agree, to Holders of record as of two (2) Business Days prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Election Form to any Holder who requests such Election Form prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.
(d)Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, an Election Form properly completed and signed (including duly executed transmittal materials included in the Election Form) and accompanied by any Old Certificates representing all certificated shares to which such Election Form relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to three (3) Business Days preceding the Closing Date. The parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline. Any shares of Company Common Stock with respect to which the Holder thereof shall not, as of the Election Deadline, have made an Election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.
(e)Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. If any Election is not properly made with respect to any shares of Company

Common Stock (none of GWBI, Company nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.
(f)Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.
(g)Subject to the terms of this Agreement and the Election Form, GWBI, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Election Forms and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of GWBI Common Stock into which shares of Company Common Stock are converted, and (iii) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of GWBI Common Stock.

Section 1.7    GWBI to Make Merger Consideration Available. After the Election Deadline and no later than one (1) Business Day prior to the Closing Date, GWBI shall deposit, or shall cause to be deposited, with a bank or trust company designated by GWBI and reasonably acceptable to Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Section 1.7, (a) New Certificates representing the aggregate Stock Consideration to be issued pursuant to Section 1.4(c)(i) and exchanged pursuant to Section 1.8(a), and (b) cash in an amount sufficient to pay (i) the aggregate Cash Consideration payable to holders of Company Common Stock and (ii) cash in lieu of any fractional shares (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by GWBI, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to GWBI. Company agrees that ComputerShare, Limited shall act as the Exchange Agent in connection with the Merger.

Section 1.8    Exchange of Certificates.
(a)As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, GWBI shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration and that has not theretofore submitted its Old Certificates with an Election Form, a letter of transmittal (“Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent and instructions for use in effecting the surrender of the Old Certificates in exchange for the Stock Consideration and/or the Cash

Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Sections 1.4(c)(i), 1.5 and 1.6, and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 1.8(b). A Letter of Transmittal shall be deemed properly completed with respect to a holder of Company Common Stock only if accompanied by one or more Old Certificates (or customary affidavits and indemnification regarding a loss or destruction of such Old Certificates or the guaranteed delivery of such Old Certificates) representing all shares of Company Common Stock covered by such Letter of Transmittal. From and after the Effective Time and the completion of the allocation procedure set forth in Section 1.5, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed Letter of Transmittal or Election Form, as applicable, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Stock Consideration to which such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to, Sections 1.4(c)(i), 1.5 and 1.6 and/or (ii) a check representing the amount of (A) the Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.4(c)(i), 1.5 and 1.6, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 1.4(c)(iii) and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 1.8(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Subject to the terms of this Agreement and the Letter of Transmittal, the Exchange Agent shall have discretion to determine whether any Letter of Transmittal has been properly completed and any Old Certificates properly surrendered or exchanged hereunder. Until surrendered as contemplated by this Section 1.8(a), each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the applicable Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Agreement.
(b)No dividends or other distributions declared with respect to GWBI Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with the exchange provisions of this Agreement. After the surrender of an Old Certificate, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Stock Consideration which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.
(c)Surrender by Persons Other than Record Holders. If the Person surrendering an Old Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Old Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Old Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Old Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Old Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 1.8(d).
(e)Return of Exchange Fund. At any time following the six (6) month period after the Effective Time, GWBI shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Old Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to GWBI (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Old Certificates held by them. Notwithstanding the foregoing, neither GWBI nor the Exchange Agent shall be liable to any holder of an Old Certificate for any Merger Consideration properly delivered in respect of such Old Certificates to a public official pursuant to any abandoned property, escheat or other similar Law.
(f)Lost, Stolen or Destroyed Certificates. In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by GWBI, the posting by such Person of a bond in such amount as GWBI may reasonably direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration deliverable in respect thereof.
(g)Reservation of Shares. GWBI shall reserve for issuance a sufficient number of shares of the GWBI Common Stock for the purpose of issuing shares of GWBI Common Stock in accordance with this Article 1.

Section 1.9    Withholding Rights. Each of the Exchange Agent, GWBI and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, GWBI or the Surviving Corporation, as the case may be, and paid over to the appropriate governmental authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, GWBI or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 1.10    Tax Treatment of the Merger. It is intended by the parties that the Merger constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations. All of the parties agree to cooperate and use their best efforts in order to qualify the transactions contemplated herein as a reorganization under Section 368(a)(1)(A) of the Code, and to report the Merger for federal, state and any local income Tax purposes in a manner consistent with such characterization.

Section 1.11    Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation or otherwise to carry out the purposes of this Agreement.

Section 1.12    Closing; Closing Deliveries.
(a)    The closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Great Western Bank, 100 N. Phillips Ave., Sioux Falls, SD 57104 at 10:00 a.m., local time, no later than the first Friday that is a Business Day following the second Business Day on which the last of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been fulfilled or waived (if permissible) in accordance with this Agreement or at such other time and place as GWBI and Company shall agree (the date and time on which the Closing actually occurs is referred to herein as the “Closing Date”) provided that the Closing Date shall not occur prior to April 1, 2016. For the avoidance of doubt, references in this Agreement to the transactions contemplated by this Agreement shall include the Merger, the Bank Merger and the execution and delivery of the Bank Merger Agreement.
(b)    Subject to fulfillment or waiver of the conditions set forth in ARTICLE VI, at the Closing GWBI shall deliver to Company all of the following:
(i)    a copy of the GWBI Certificate of Incorporation, certified as of a recent date by the Secretary of State of the State of Delaware;
(ii)    a certificate of good standing of GWBI, issued as of a recent date by the Secretary of State of the State of Delaware;
(iii)    a certificate of the Secretary or an Assistant Secretary of GWBI, dated the Closing Date, in form and substance reasonably satisfactory to Company, as to (A) no amendments to the GWBI Certificate of Incorporation since a specified date, (B) the Amended and Restated Bylaws of GWBI (the “GWBI Bylaws”), (C) the resolutions of the Board of Directors of GWBI authorizing the execution and performance of this Agreement and the transactions contemplated herein, and (D) the incumbency and signatures of the officers of GWBI executing this Agreement and any other agreement, certificate or instrument executed by GWBI hereunder;

(iv)    a copy of the Third Amended and Restated Articles of Incorporation of GWBI Bank (the “GWB Articles of Incorporation”) certified as of a recent date by the Secretary of State of the State of South Dakota;
(v)    a certificate of good standing of GWBI Bank, issued as of a recent date by the Secretary of State of the State of South Dakota, or a certificate of status issued as of a recent date by the South Dakota Division of Banking;
(vi)    a certificate of the Secretary or an Assistant Secretary of GWBI Bank, dated the Closing Date, in form and substance reasonably satisfactory to Company, as to (A) no amendments to the GWB Articles of Incorporation since a specified date, (B) the Bylaws of GWBI Bank, (C) the resolutions of the Board of Directors of GWBI Bank authorizing the execution and performance of the Bank Merger Agreement and the transactions contemplated therein, and (D) the incumbency and signatures of the officers of GWBI Bank executing the Bank Merger Agreement and any other agreement, certificate or instrument executed by GWBI Bank under the Bank Merger Agreement; and
(vii)    all Required Third-Party Consents and all Requisite Regulatory Approvals obtained by GWBI or GWBI Bank with respect to the consummation of the transactions contemplated by this Agreement.
(c)    Subject to fulfillment or waiver of the conditions set forth in ARTICLE VI, at the Closing Company shall deliver to GWBI all of the following:
(i)    a copy of the Certificate of Incorporation of Company, certified as of a recent date by the Secretary of State of the State of Delaware;
(ii)    a certificate of good standing of Company, issued as of a recent date by the Secretary of State of the State of Delaware;
(iii)    a certificate of the Secretary or an Assistant Secretary of Company, dated the Closing Date, in form and substance reasonably satisfactory to GWBI, as to (A) no amendments to Company’s Articles of Incorporation since a specified date, (B) the Bylaws of Company (the “Company Bylaws”), (C) the resolutions of the Board of Directors of Company authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the resolutions of the stockholders of Company approving and adopting this Agreement in accordance with the DGCL, (E) the incumbency and signatures of the officers of Company executing this Agreement and any other agreement, certificate or instrument executed by Company hereunder, and (F) the resignations of each director of Company;
(iv)    a copy of the Articles of Incorporation of Company Bank, certified as of a recent date by the Secretary of State of the State of South Dakota;
(v)    a certificate of good standing of Company Bank issued as of a recent date by the South Dakota Secretary of State, or a certificate of status issued as of a recent date by the South Dakota Division of Banking;

(vi)    a certificate of the Secretary or an Assistant Secretary of Company Bank, dated the Closing Date, in form and substance reasonably satisfactory to GWBI, as to (A) no amendments to the Articles of Incorporation of Company Bank since a specified date, (B) the Bylaws of Company Bank, (C) the resolutions of the Board of Directors of Company Bank authorizing the execution and performance of the Bank Merger Agreement and the transactions contemplated therein, (D) the incumbency and signatures of the officers of Company Bank executing the Bank Merger Agreement and any other agreement, certificate or instrument executed by Company Bank thereunder; and (E) the resignations of each director of the Company Bank; and
(vii)    all Required Third-Party Consents and all Requisite Regulatory Approvals obtained by Company and Company Bank with respect to the consummation of the transactions contemplated by this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF GWBI
Except as set forth in the letter dated the date hereof and delivered on the date hereof by GWBI to Company, which letter relates to this Agreement and is designated the GWBI Letter (the “GWBI Letter”) (each section of which qualifies the correspondingly numbered representation and warranty in this ARTICLE II to the extent specified therein and such other representations and warranties in this ARTICLE II to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation and warranty reasonably apparent), GWBI represents and warrants to Company as follows:

Section 2.1    Organization, Standing and Power. GWBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. GWBI Bank is a bank duly organized, validly existing and in good standing under the laws of the State of South Dakota and has the requisite corporate power and authority to carry on its business as now being conducted. GWBI and its Subsidiaries are duly qualified to do business, and are in good standing in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on GWBI.

Section 2.2    Authority.
(a)    On or prior to the date of this Agreement, the Board of Directors of GWBI has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interest of GWBI, and has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the DGCL, the GWBI Certificate of Incorporation, and the GWBI Bylaws. GWBI has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by GWBI, and the consummation by GWBI of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of GWBI, subject to the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by GWBI and, assuming the valid authorization, execution and delivery of this Agreement by Company and the validity and binding effect hereof on Company, this Agreement constitutes the valid and binding obligation of GWBI enforceable against it in accordance with its terms, except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law).
(b)    On or prior to the date of this Agreement, the Board of Directors of GWBI Bank has determined that the Bank Merger Agreement and the transactions contemplated thereby, including the Bank Merger, are advisable and fair to and in the best interests of GWBI Bank and its stockholder. GWBI Bank has all requisite corporate power and authority to enter into the Bank Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement by GWBI Bank and the consummation by GWBI Bank of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of GWBI Bank, subject to the approval and adoption of the Bank Merger Agreement by GWBI, the sole stockholder of GWBI Bank, and the filing of appropriate merger documents as required by the South Dakota Statutes Annotated (the “SDS”).

Section 2.3    GWBI Stock. As of the date hereof, the authorized stock of GWBI consists of (a) 500,000,000 shares of $0.01 per share par value Common Stock, of which 55,244,514 are issued and outstanding as of the date of this Agreement, (b) 50,000,000 shares of $0.01 per share par value non-voting common stock, none of which is issued and outstanding as of the date of this Agreement, and (c) 15,000,000 shares of $0.01 per share par value preferred stock, none of which is issued and outstanding as of the date of this Agreement. As of the date hereof 792,304 shares of Common Stock are reserved and available for issuance pursuant to the Great Western Bancorp Inc. 2014 Omnibus Compensation Plan, and 80,000 shares of Common Stock are reserved and available for issuance under the Great Western Bancorp, Inc. Director’s Plan (collectively the “GWBI Stock Plan”). The outstanding shares have been duly authorized and are validly issued and outstanding, fully paid and non-assessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). The shares of GWBI Common Stock to be issued in the Merger or under the GWBI Stock Plan, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and non-assessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights).

Section 2.4    Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.4 have been obtained and all filings and obligations described in this Section 2.4 have been made, except as set forth in Section 2.4 of the GWBI Letter, the execution and delivery of this Agreement by GWBI, and of the Bank Merger Agreement by GWBI Bank, do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof by GWBI and GWBI Bank will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of GWBI or any of its Subsidiaries under, any provision of (i) the GWBI Certificate of Incorporation, the GWBI Bylaws or the articles of incorporation or bylaws of GWBI Bank or any other GWBI Subsidiary, (ii) any Contract applicable to GWBI or any of its Subsidiaries or any of their respective properties or assets or (iii) any Order or Law applicable to GWBI or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii), any such violations, defaults, rights or Liens that would not, individually or in the aggregate, have a Material Adverse Effect on GWBI or materially impair the ability of GWBI or GWBI Bank to perform their respective obligations hereunder or under the Bank Merger Agreement or prevent the consummation of any of the transactions contemplated hereby or thereby by GWBI or GWBI Bank. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to GWBI or GWBI Bank in connection with the execution and delivery of this Agreement or the Bank Merger Agreement by GWBI or GWBI Bank or is necessary for the consummation by GWBI or GWBI Bank of the Merger or the Bank Merger, as applicable and the other transactions contemplated by this Agreement, except for (I) the Specified Requisite Regulatory Approvals, (II) in connection, or in compliance, with the provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), (III) with respect to the Merger, the filing of articles of merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which GWBI or any of its Subsidiaries is qualified to do business, (IV) with respect to the Bank Merger, the filing of the articles of merger with the Secretary of State of the State of South Dakota and appropriate documents with the relevant authorities of other states in which GWBI Bank or any of its Subsidiaries is qualified to do business, (V) such filings, authorizations, orders and approvals as may be required by state takeover Laws (the “State Takeover Approvals”), (VI) such filings as may be required in connection with the Taxes described in Section 5.7, and (VII) such other consents, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on GWBI or materially impair the ability of GWBI or GWBI Bank to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by GWBI or GWBI Bank.

Section 2.5    Litigation.
(a)    As of the date hereof, there are no actions, suits, claims, labor disputes or other litigation, legal, administrative or arbitration proceedings or governmental investigations (“Actions”) pending or, to the Knowledge of GWBI, threatened against or affecting GWBI or any of its Subsidiaries or, to the Knowledge of GWBI, any of its or their present or former officers, directors, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business, in each case relating to the transactions contemplated by this Agreement.
(b)    There are no outstanding Orders of any Governmental Entity against or involving GWBI or any of its Subsidiaries or, to the Knowledge of GWBI, against or involving any of the present or former directors, officers, employees or consultants, agents or stockholders of GWBI or its Subsidiaries as such, or any of its or their properties, assets or business or any GWBI Plan. Except as set forth in Section 2.5(b) of the GWBI Letter, no such Order would, individually or in the aggregate, have a Material Adverse Effect on GWBI or materially impair the ability of GWBI to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.
(c)    Except as set forth in Section 2.5(c) of the GWBI Letter, none of GWBI or any of its Subsidiaries is subject to, nor to the Knowledge of GWBI will GWBI or any of its Subsidiaries become subject to, any Order, agreement, memorandum of understanding, direction or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Body charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of GWBI or any of its Subsidiaries.
(d)    Except as set forth in Section 2.5(d) of the GWBI Letter, GWBI and each of its Subsidiaries have complied with all Laws and Orders which are applicable to GWBI, the Subsidiaries or their assets, properties or businesses, including all consumer privacy laws, the Truth in Lending Act, the Home Owner’s Equity Protection Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Protection Act, 12 U.S.C. Section 1831d(a), the USA PATRIOT Act, the Bank Secrecy Act and the Community Reinvestment Act (and, with respect to the Community Reinvestment Act, currently has rating of “Satisfactory” or better), the non-compliance with which would have a Material Adverse Effect on GWBI.
(e)    Except as set forth in the GWBI SEC Documents or in Section 2.5(e) of the GWBI Letter, there are no Actions pending or, to the Knowledge of GWBI, threatened against or involving GWBI or its Subsidiaries or, to the Knowledge of GWBI, any of its or their present or former directors, officers, employees or consultants, agents or stockholders as such, or any of its or their properties, assets or business or any GWBI Plan (a) that would, individually or in the aggregate, have a Material Adverse Effect on GWBI or materially impair the ability of GWBI to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby or (b) relating to the transactions contemplated by this Agreement.
(f)    Except as set forth in Section 2.5(f) of the GWBI Letter, to the Knowledge of GWBI none of GWBI or any of its Subsidiaries is subject to any audit or investigation by any Government Entity.

Section 2.6    Required Vote of GWBI Stockholders. No vote or approval of the stockholders of GWBI is required by Law, the GWBI Certificate of Incorporation, the GWBI Bylaws, NYSE or otherwise in order for GWBI to consummate the Merger and for GWBI Bank to consummate the Bank Merger.

Section 2.7    Brokers. Except for RBC Capital Markets, LLC, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of GWBI.

Section 2.8    SEC Documents, Other Reports and Sarbanes-Oxley.
(a)    GWBI has timely made all filings required to be filed by it with the SEC under the Securities Act or the Exchange Act since June 30, 2012 (the “GWBI SEC Documents”). As of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, the GWBI SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the GWBI SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of GWBI included in the GWBI SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the GWBI and its Subsidiaries as of the respective dates thereof and the results of their operations and their cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the GWBI SEC Documents filed with the SEC prior to the date hereof or as required by GAAP, the GWBI has not, between June 30, 2012 and the date hereof, made or adopted any change in its accounting methods, practices or policies in effect on June 30, 2012.
(b)    Each of the principal executive officer and the principal financial officer of GWBI (or each former principal executive officer and former principal financial officer of GWBI, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) with respect to the GWBI SEC Documents and, at the time of filing of each such certification, such certification was true and accurate. GWBI has made available to Company a summary of any disclosure made by GWBI’s management to GWBI’s auditors and the audit committee of GWBI’s Board of Directors referred to in such certifications. For purposes of this Section 2.8(b), “principal executive officer” and “principal financial officer” shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act.
(c)    Except as disclosed in any GWBI SEC documents, GWBI has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that GWBI maintains records that, in reasonable detail, accurately and fairly reflect the respective transactions and dispositions of assets of GWBI and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors of GWBI and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of GWBI’s and its Subsidiaries’ assets that could have a material effect on GWBI’s financial statements. GWBI’s management has previously completed an assessment of the effectiveness of GWBI’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable GWBI SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto, its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. As of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, to the extent required by applicable Law, GWBI has disclosed, in any applicable GWBI SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto prior to the date hereof, any change in GWBI’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, GWBI’s internal control over financial reporting. GWBI has disclosed, based on the most recent evaluation of internal control over financial reporting, to GWBI’s auditors and the audit committee of GWBI’s Board of Directors (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect GWBI’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in GWBI’s internal control over financial reporting.

(d)    GWBI has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by GWBI in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to GWBI’s management as appropriate to allow timely decisions regarding disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. GWBI’s management has previously completed an assessment of the effectiveness of GWBI’s disclosure controls and procedures and, as of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, to the extent required by applicable Law, presented in any applicable GWBI SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto prior to the date hereof its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.
(e)    No accounting rule, opinion, standard, consensus or pronouncement applicable to GWBI or any of its Subsidiaries has been finally adopted and not subsequently withdrawn by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force, the Public Company Accounting Oversight Board or any similar body that GWBI or any of its Subsidiaries is required to implement (whether currently or after a prescribed transition period) but has not yet implemented as of the date of this Agreement and that, if so implemented, would reasonably be expected to have a Material Adverse Effect on GWBI.
(f)    GWBI is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3), since the enactment of the Sarbanes-Oxley Act, neither GWBI nor any of its Affiliates has made, arranged or modified personal loans to any executive officer or director of GWBI.

Section 2.9    Proxy Statement. None of the information concerning GWBI and its Subsidiaries to be included or incorporated by reference in the proxy statement to be filed with the SEC and delivered to Company Stockholders (the “Proxy Statement”) and that was supplied in writing by GWBI to Company expressly for inclusion in the Proxy Statement, will, at the time of the mailing of the Proxy Statement and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Stockholder Meeting any event shall occur which is required at that time to be described in the Proxy Statement, or to amend any statements in the Proxy Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of Company.

Section 2.10    Absence of Certain Changes or Events; No Undisclosed Liabilities.
(a)    Except as disclosed in the GWBI SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Section 2.10 of the GWBI Letter, since June 30, 2015: (i) GWBI and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course consistent with past practice; (ii) GWBI and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Material Adverse Effect on GWBI; and (iii) there has been no event, occurrence, fact, condition, effect, change or development which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Change with respect to GWBI.
(b)    Except as set forth in Section 2.10(b) of the GWBI Letter, neither GWBI nor any of its Subsidiaries has any debts, liabilities, commitments or obligations of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, direct or indirect, known or unknown, asserted or unasserted), except (i) liabilities and obligations reflected or reserved against in the balance sheet of GWBI dated September 30, 2014 included in the Form 10-K filed by GWBI with the SEC on December 12, 2014 (or described in the notes thereto), (ii) liabilities and obligations reasonably incurred since September 30, 2014 in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not have a Material Adverse Effect on GWBI and (iii) liabilities and obligations incurred in connection with this Agreement or the transactions contemplated hereby.

Section 2.11    Permits and Compliance. GWBI and each of its Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for GWBI and each of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “GWBI Permits”), and no suspension or cancellation of any of GWBI Permits is pending or, to the Knowledge of GWBI, threatened. Neither GWBI nor any of its Subsidiaries is, or since September 30, 2012 has been, in violation of (i) its Organizational Documents, (ii) any applicable Law, (iii) any Company Permit or (iv) any Order, except, in the case of clauses (ii) and (iii), for any immaterial violations. No notice of any such violation or non-compliance has been received by GWBI or any of its Subsidiaries.

Section 2.12    Tax Matters. Except as set forth in Section 2.12 of the GWBI Letter: (i) all material Taxes (whether or not shown on any Tax Return) for which GWBI or any Subsidiary may be liable have been timely paid; (ii) all Tax Returns required to have been filed by or with respect to GWBI and each Subsidiary have been timely filed, and all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by or with respect to GWBI and each Subsidiary for the periods covered thereby, except to the extent that any failure to so file or any failure to be complete and accurate and disclose all Taxes would not, individually or in the aggregate, have a Material Adverse Effect on GWBI; (iii) no extension of time within which to file any such Tax Return is in effect; (iv) no waiver of any statute of limitations relating to Taxes for which GWBI or any Subsidiary may be liable is in effect, and no written request for such a waiver is outstanding; (v) Section 2.12 of the GWBI Letter sets forth a schedule of the federal Tax Returns referred to in clause (ii) for the tax periods ended on or after September 30, 2012 relating to income Taxes that have been audited and indicates those Tax Returns that currently are the subject of audit; (vi) there is no Action pending or proposed or threatened in writing and received by GWBI, with respect to Taxes for which GWBI or any Subsidiary may be liable; (vii) no claim has been made, in the last six (6) years, in writing by a Governmental Entity in a jurisdiction where GWBI or any Subsidiary has never paid Taxes or filed Tax Returns asserting that GWBI or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction; (viii) all material deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (ii) have been paid in full or otherwise finally resolved; (ix) neither GWBI nor any Subsidiary will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case made or occurring prior to Closing; (x) no election under Section 108(i) of the Code will affect any material item of income, gain, loss or deduction of GWBI or any Subsidiary after the Closing; (xi) there are no Liens for Taxes upon the assets of GWBI or any Subsidiary except Liens relating to current Taxes not yet due; (xii) all material Taxes which GWBI or any Subsidiary is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity; (xiii) neither GWBI nor any Subsidiary has been a member of any affiliated group of corporations (within the meaning of Section 1504(a) of the Code, but without regard to the limitations contained in Section 1504(b) of the Code) filing Tax Returns on a combined, consolidated, unitary or similar basis other than the group of which it is presently a member; (xiv) neither GWBI nor any Subsidiary has any liability for Taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), under any agreement or arrangement, as a transferee or successor, or otherwise (other than any financing agreement or arrangement not related primarily to Taxes); (xv) with respect to each transaction in which GWBI or any Subsidiary has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on Internal Revenue Service (“IRS”) Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other Law; (xvi) during the last three years, neither GWBI nor any Subsidiary has been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign Law) applied; (xvii) no transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”); and (xviii) to the Knowledge of GWBI, no real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax will be imposed on the transactions contemplated by this Agreement. For purposes of this Agreement: (A) “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental (including taxes under Section 59A of the Code) tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity; and (B) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
Except as set forth in the letter dated the date hereof and delivered on the date hereof by Company to GWBI, which letter relates to this Agreement and is designated the Company Letter (the “Company Letter”), (each section of which qualifies the correspondingly numbered representation and warranty in this ARTICLE III) and such other representations and warranties in this ARTICLE III to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation and warranty reasonably apparent). Company represents and warrants to GWBI as follows:

Section 3.1    Organization, Standing and Power. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Company Bank is a bank duly organized, validly existing and in good standing under the laws of the State of South Dakota and has the requisite corporate power and authority to carry on its business as now being conducted. Company and its Subsidiaries are duly qualified to do business, and are in good standing in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Company.

Section 3.2    Capital Structure.
(a)    The authorized capital stock of Company consists of 10,000,000 shares of $0.01 par value per share Company Common Stock, 500,000 shares of preferred stock, $0.01 par value, and 50,000 shares of Series A Junior Participating Preferred Stock, $1.00 stated value. At the close of business on September 30, 2015, (i) 7,054,451 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; (ii) 2,083,455 shares of Company Common Stock were held in the treasury of Company; and (iii) no shares of Company Common Stock were reserved for issuance pursuant to outstanding options (the “Company Stock Options”) to purchase shares of Company Common Stock pursuant to the 2002 Stock Option and Incentive Plan, the 1996 Director Restricted Stock Plan and the 1991 Stock Option Plan, each of which has expired (collectively, the “Company Equity Plans”); and (iv) the Company had an aggregate of 72,348 stock appreciation rights (the “Stock Appreciation Rights”), which, upon exercise, entitle the holder thereof to receive a number of shares of Company Common Stock, the aggregate value of which shall equal, as nearly as possible, the amount by which the “market value” (defined to mean the average of the high and low quoted sales price on the date of exercise) of the Company Common Stock exceeds the exercise price, multiplied by the number of shares of Company Common Stock with respect to which such Stock Appreciation Right shall have been exercised. No shares of Company’s preferred stock or Series A Junior Participating Preferred Stock are issued and outstanding. Company Equity Plans are the only benefit plans of Company or its Subsidiaries under which any securities of Company or its Subsidiaries are issuable. Each share of Company Common Stock which may be issued pursuant to any Company Equity Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above, no shares of capital stock or other voting securities of Company are issued, reserved for issuance or outstanding. Except for the Stock Appreciation Rights outstanding on the date hereof, there are no options, warrants, calls, rights, puts or Contracts to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound obligating Company or any of its Subsidiaries to issue, deliver, sell or redeem or otherwise acquire, or cause to be issued, delivered, sold or redeemed or otherwise acquired, any shares of capital stock (or other voting securities or equity equivalents) of Company or any of its Subsidiaries or obligating Company or its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. Section 3.2(a) of the Company Letter sets forth a true and correct list as of September 30, 2015 of each record holder of Company Common Stock, with a notation as to which of such holders are current employees of Company or its Subsidiaries. Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Company on any matter. There are no Contracts to which Company, any of its Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of Company or its Subsidiaries. For purposes of this Agreement, “Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral.
(b)    All of the outstanding shares of capital stock of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and other than as set forth in Section 3.2(b) of the Company Letter, all such shares are of record and beneficially owned by Company free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever (“Liens”). Section 3.2(b) of the Company Letter sets forth the authorized capital stock of each Subsidiary and indicates the number of issued and outstanding shares of capital stock, the number of issued shares of capital stock held as treasury shares and the number of shares of capital stock unissued and not reserved for any purpose of the Subsidiary. There are no agreements, arrangements, Contracts, options, warrants, calls, rights or commitments of any character relating to the issuance, sale, purchase or redemption of any shares of capital stock of the Subsidiary.
(c)    Other than as set forth in Section 3.2(c) of the Company Letter, neither Company nor any of its Subsidiaries directly or indirectly (i) owns, of record or beneficially, any outstanding voting securities or other equity interests in any Person, (ii) has the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise, or (iii) has any right or obligation to acquire any equity interest in or to make a capital contribution to any Person.
(d)    Section 3.2(d) of the Company Letter sets forth a complete and accurate list, as of the date hereof, of (A) all Stock Appreciation Rights, Company Stock Options and other outstanding options to purchase shares of Company Common Stock issued under Company Equity Plans, the number of shares of Company Common Stock subject thereto, the grant dates, the plans under which such options were granted, expiration dates, exercise or base prices (if applicable) and vesting schedules thereof, the names of the holders thereof and the amount each such holder is entitled to receive pursuant to Section 1.4(c) and (B) all shares of Company Common Stock or other share-based awards that were outstanding but were subject to vesting or other forfeiture restrictions or were subject to a right of repurchase by Company at a fixed purchase price as of such time under Company Equity Plans, the number of shares of Company Common Stock subject thereto, the grant and issuance dates, the plan under which such awards were granted, vesting schedules and repurchase price (if any) thereof and the names of the holders thereof.
(e)    Company has delivered to GWBI true and complete copies of Company Equity Plans and all forms of award agreements with respect to the grant of all Company Stock Options outstanding as of the date hereof and no stock option agreement or other award agreement contains terms that are inconsistent with or in addition to such forms.

Section 3.3    Authority.
(a)    On or prior to the date of this Agreement, the Board of Directors of Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the DGCL, (iii) resolved to recommend the approval and adoption of this Agreement by Company’s stockholders, and (iv) directed that this Agreement be submitted to Company’s stockholders for approval and adoption. Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the stockholders of Company and receipt of the Specified Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject to (x) approval and adoption of this Agreement by the stockholders of Company and (y) the filing of appropriate merger documents as required by the DGCL. This Agreement has been duly executed and delivered by Company and, assuming the valid authorization, execution and delivery of this Agreement by GWBI and the validity and binding effect of this Agreement on GWBI, this Agreement constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law). The preparation of the Proxy Statement to be filed with the Securities and Exchange Commission (the “SEC”) has been duly authorized by Company’s Board of Directors. Company has delivered or made available to GWBI complete and correct copies of Company Certificate of Incorporation and Company Bylaws and the Certificate of Incorporation, bylaws, certificate of formation, limited liability company agreement or other organizational documents (“Organizational Documents”) of each of its Subsidiaries.
(b)    On or prior to the date of this Agreement, the Board of Directors of Company Bank has determined that the Bank Merger Agreement and the transactions contemplated thereby, including the Bank Merger, are advisable and fair to and in the best interests of Company Bank and its stockholder. Company Bank has all requisite corporate power and authority to enter into the Bank Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement by Company Bank and the consummation by Company Bank of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Company Bank, subject to the approval and adoption of the Bank Merger Agreement by Company, the sole stockholder of Company Bank, and the filing of appropriate merger documents as required by the SDS.

Section 3.4    Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, except as set forth in Section 3.4 of the Company Letter, the execution and delivery of this Agreement by Company and the execution and delivery of the Bank Merger Agreement by Company Bank do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof by Company and Company Bank will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien upon any of the properties or assets of Company or any of its Subsidiaries under, or result in the loss of a benefit under, any provision of (i) Company Certificate of Incorporation or Company Bylaws, (ii) the Organizational Documents of any of Company’s Subsidiaries, (iii) any Company Contract, or (iv) any Order or Law applicable to Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (iii) and (iv), any such violations, defaults, rights or Liens that would not, individually or in the aggregate, have a Material Adverse Effect on Company or materially impair the ability of Company or Company Bank to perform its obligations hereunder or thereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby or thereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Company or the Bank Merger Agreement by Company Bank or is necessary for the consummation by Company or Company Bank of the Merger or the Bank Merger, as applicable, and the other transactions contemplated by this Agreement, except for (I) the Specified Requisite Regulatory Approvals, (II) in connection, or in compliance, with the provisions of the Exchange Act, (III) with respect to the Merger, the filing of articles of merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Company or any of its Subsidiaries is qualified to do business, (IV) with respect to the Bank Merger, the filing of the articles of merger with the Secretary of State of the State of South Dakota and appropriate documents with the relevant authorities of other states in which Company Bank or any of its Subsidiaries is qualified to do business, (V) such filings, authorizations, Orders and approvals as may be required to obtain the State Takeover Approvals, (VI) such filings as may be required in connection with the Taxes described in Section 5.7, (VII) compliance with applicable requirements of The NASDAQ Global Market (“NASDAQ”) and (VIII) such other consents, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Company or Company Bank or materially impair the ability of Company or Company Bank to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby by Company or Company Bank.

Section 3.5    SEC Documents, Other Reports and Sarbanes-Oxley.
(a)    Company has timely made all filings required to be filed by it with the SEC under the Securities Act or the Exchange Act since June 30, 2012 (the “Company SEC Documents”). As of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Company and its Subsidiaries as of the respective dates thereof and the results of their operations and their cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof or as required by GAAP, Company has not, between June 30, 2012 and the date hereof, made or adopted any change in its accounting methods, practices or policies in effect on June 30, 2012 that would be required to be disclosed in the Company SEC Documents.
(b)    Each of the principal executive officer and the principal financial officer of Company (or each former principal executive officer and former principal financial officer of Company, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder or under the Exchange Act with respect to the Company SEC Documents and, at the time of filing of each such certification, such certification was true and accurate. Company has made available to GWBI a summary of any disclosure made by Company’s management to Company’s auditors and the audit committee of Company’s Board of Directors referred to in such certifications. For purposes of this Section 3.5(b), “principal executive officer” and “principal financial officer” shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act.
(c)    Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that Company maintains records that, in reasonable detail, accurately and fairly reflect the respective transactions and dispositions of assets of Company and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors of Company and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Company’s and its Subsidiaries’ assets that could have a material effect on Company’s financial statements. Company’s management has completed an assessment of the effectiveness of Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. As of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, to the extent required by applicable Law, Company has disclosed, in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto prior to the date hereof, any change in Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting. Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to Company’s auditors and the audit committee of Company’s Board of Directors (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting.
(d)    Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Company’s management has completed an assessment of the effectiveness of Company’s disclosure controls and procedures and, as of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto prior to the date hereof its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e)    No accounting rule, opinion, standard, consensus or pronouncement applicable to Company or any of its Subsidiaries has been finally adopted and not subsequently withdrawn by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force, the Public Company Accounting Oversight Board or any similar body that Company or any of its Subsidiaries is required to implement (whether currently or after a prescribed transition period) but has not yet implemented as of the date of this Agreement and that, if so implemented, would reasonably be expected to have a Material Adverse Effect on Company.
(f)    Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3), since the enactment of the Sarbanes-Oxley Act, neither Company nor any of its Affiliates has made, arranged or modified personal loans to any executive officer or director of Company.

Section 3.6    Proxy Statement. None of the information to be included or incorporated by reference in the Proxy Statement (other than information with respect to GWBI supplied in writing by GWBI to Company expressly for inclusion in the Proxy Statement) will, at the time of the mailing of the Proxy Statement and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Stockholder Meeting any event shall occur which is required at that time to be described in the Proxy Statement or to amend any statements in the Proxy Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of Company. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.7    Absence of Certain Changes or Events; No Undisclosed Liabilities.
(a)    Except as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Section 3.7(a) of the Company Letter, since September 30, 2015 and the date of execution of this Agreement: (i) Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course consistent with past practice; (ii) Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Material Adverse Effect on Company; (iii) there has been no event, occurrence, fact, condition, effect, change or development which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Change on Company.
(b)    Except as set forth in Section 3.7(b) of the Company Letter, neither Company nor any of its Subsidiaries has any debts, liabilities, commitments or obligations of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, direct or indirect, known or unknown, asserted or unasserted), except (i) liabilities, commitments and obligations reflected or reserved against in the balance sheet of Company dated June 30, 2015 included in the Form 10-K filed by Company with the SEC on September 11, 2015 (or described in the notes thereto), (ii) liabilities, commitments and obligations incurred since June 30, 2015 in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not have a Material Adverse Effect on Company and (iii) liabilities, commitments and obligations incurred in connection with this Agreement or the transactions contemplated hereby.

Section 3.8    Permits and Compliance. Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Company and each of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”) and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Company, threatened, except where the failure to possess a Company Permit, or the suspension or cancellation of a Company Permit, would not, individually or in the aggregate, have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries is, or since June 30, 2012 has been, in violation of (i) its Organizational Documents, (ii) any applicable Law, (iii) any Company Permit, (iv) any Order, (v) any bank regulatory Law or other material bank compliance Law or bank safety and soundness regulatory Law, except, in the case of clauses (ii) through (v), for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on Company or Company Bank. Since June 30, 2012, no written notice of any such violation or non-compliance has been received by Company or any of its Subsidiaries.

Section 3.9    Tax Matters. Except as set forth in Section 3.9 of the Company Letter: (i) all material Taxes (whether or not shown on any Tax Return) for which Company or any Subsidiary may be liable have been timely paid; (ii) all Tax Returns required to have been filed by or with respect to Company and each Subsidiary have been timely filed, and all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by or with respect to Company and each Subsidiary for the periods covered thereby, except to the extent that any failure to so file or any failure to be complete and accurate and disclose all Taxes would not, individually or in the aggregate, have a Material Adverse Effect on Company; (iii) no extension of time within which to file any such Tax Return is in effect; (iv) no waiver of any statute of limitations relating to Taxes for which Company or any Subsidiary may be liable is in effect, and no written request for such a waiver is outstanding; (v) Section 3.9 of the Company Letter sets forth a schedule of the Tax Returns referred to in clause (ii) for the tax periods ended on or after December 31, 2011 relating to income Taxes that have been audited and indicates those Tax Returns that currently are the subject of audit; (vi) there is no Action pending or proposed or threatened in writing with respect to Taxes for which Company or any Subsidiary may be liable; (vii) no claim has been, in the last six (6) years, made in writing by a Governmental Entity in a jurisdiction where Company or any Subsidiary has never paid Taxes or filed Tax Returns asserting that Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction; (viii) all material deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (ii) have been paid in full or otherwise finally resolved; (ix) neither Company nor any Subsidiary will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case made or occurring prior to Closing; (x) no election under Section 108(i) of the Code will affect any material item of income, gain, loss or deduction of Company or any Subsidiary after the Closing; (xi) all Tax sharing arrangements and Tax indemnity arrangements relating to Company or any Subsidiary (other than this Agreement) will terminate prior to the Closing Date and neither Company nor any Subsidiary will have any liability thereunder on or after the Closing Date; (xii) there are no

Liens for Taxes upon the assets of Company or any Subsidiary except Liens relating to current Taxes not yet due; (xiii) all material Taxes which Company or any Subsidiary is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity; (xiv) neither Company nor any Subsidiary has been a member of any affiliated group of corporations (within the meaning of Section 1504(a) of the Code, but without regard to the limitations contained in Section 1504(b) of the Code) filing Tax Returns on a combined, consolidated, unitary or similar basis other than the group of which it is presently a member; (xv) neither Company nor any Subsidiary has any liability for Taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), under any agreement or arrangement, as a transferee or successor, or otherwise (other than any financing agreement or arrangement not related primarily to Taxes); (xvi) with respect to each transaction in which Company or any Subsidiary has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other Law; (xvii) during the last three years, neither Company nor any Subsidiary has been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign Law) applied; (xviii) no transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”); and (xix) to the Knowledge of Company, no real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax will be imposed on the transactions contemplated by this Agreement.

Section 3.10    Litigation.
(a)    There are no outstanding Orders against or involving Company or any of its Subsidiaries or, to the Knowledge of Company, against or involving any of the present or former directors, officers, employees or consultants, agents or stockholders of Company or its Subsidiaries as such, or any of its or their properties, assets or business or any Company Plan, except for Orders (i) set forth in the Company SEC Documents, or (ii) that would not have a Material Adverse Effect on Company or materially impair the ability of Company to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.
(b)    Except as set forth in Section 3.10(b) of the Company Letter, none of Company or any of its Subsidiaries is subject to any Order, agreement, memorandum of understanding, direction or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, or adopted any board resolutions at the request of, any Governmental Body charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of Company or any of its Subsidiaries.
(c)    Except as set forth in Section 3.10(c) of the Company Letter, Company and each of its Subsidiaries have complied with all Laws and Orders which are applicable to Company, the Subsidiaries or their assets, properties or businesses, including, without limitation, all consumer privacy laws, the Truth in Lending Act, the Home Owner’s Equity Protection Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Protection Act, 12 U.S.C. Section 1831d(a), the USA PATRIOT Act, the Bank Secrecy Act and the Community Reinvestment Act (and, with respect to the Community Reinvestment Act, currently has rating of “Satisfactory” or better), except for such non-compliance (i) set forth in the Company SEC Documents, or (ii) that would not have a Material Adverse Effect on Company.
(d)    Except as set forth in Company SEC Documents or in Section 3.10(d) of the Company Letter, there are no Actions pending or, to the Knowledge of Company, threatened against or involving Company or its Subsidiaries or, to the Knowledge of Company, any of its or their present or former directors, officers, employees or consultants, agents or stockholders as such, or any of its or their properties, assets or business or any Company Plan (a) that would, individually or in the aggregate, have a Material Adverse Effect on Company or materially impair the ability of Company to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby or (b) relating to the transactions contemplated by this Agreement.
(e)    Except as set forth in Section 3.10(e) of the Company Letter, to the Knowledge of Company none of Company or any of its Subsidiaries is subject to any audit or investigation by any Government Entity.

Section 3.11    Certain Agreements.
(a)    Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof and except as set forth in Section 3.11(a) of the Company Letter, neither Company nor any of its Subsidiaries is a party to or bound by:
(i)    any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);
(ii)    any Contract which purports to limit or restrict the manner or localities in which Company or any of its Affiliates (including GWBI or any of its Subsidiaries following the Merger) may conduct business or the types or lines of business in which any of them may engage, or any Contract which obligates Company or any of its Affiliates (including GWBI or any of its Subsidiaries following the Merger) to extend most-favored nation pricing or other rights to any Person, or any Contract imposing exclusivity obligations on Company or any of its Affiliates (including GWBI or any of its Subsidiaries following the Merger) or imposing obligations on Company or any of its Affiliates (including GWBI or any of its Subsidiaries following the Merger) with respect to non-solicitation provisions;
(iii)    any Contract which requires any payment by Company or any of its Subsidiaries in excess of $50,000 in any year or which requires any payment to Company or any of its Subsidiaries in excess of $100,000 in any year, in each case other than extensions of credit made by Company Bank; and, with respect to each such Contract, Company’s good faith estimate of the breakage costs;
(iv)    any Contract relating to the purchase, sale, lease, remodeling or refurbishing of real property;
(v)    any Contract the primary purpose of which is to provide for the indemnification or guaranty of the obligations of any Person by Company or its Subsidiaries;

(vi)    any Contract with any current or former employee of Company or any of its Subsidiaries or with any Related Person involving aggregate payments to or from Company or any of its Subsidiaries in excess of $200,000;
(vii)    since June 30, 2012, any Contract relating to the acquisition or disposition of any business (whether by merger, sale or purchase of stock or assets or otherwise);
(viii)    any settlement Contract which affects the current or future conduct of Company’s or its Subsidiaries’ businesses or under which future payments are required to be made by Company or any of its Subsidiaries;`
(ix)    any Contract which provides for, or relates to, the incurrence by Company or any Subsidiary of indebtedness for or the guaranty of borrowed money (including any interest rate or non-U.S. currency swap, cap, collar, hedge or insurance agreements, commodity swaps or options, forwards, or futures or derivatives or futures on such agreements, or other similar agreements for the purpose of managing the interest rate and/or non-U.S. exchange risk associated with its financing), other than agreements among direct or indirect wholly owned Company Subsidiaries, deposit account arrangements (other than deposit arrangements characterized as brokered deposits under applicable FDIC regulations) and ordinary course trade payables and accrued expenses;
(x)    any joint venture, partnership, limited liability company or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture material to Company or any of its Subsidiaries;
(xi)    any Contract with a Governmental Entity;
(xii)    any Contract pursuant to which Company or any of its Subsidiaries is obligated to repurchase any loan agreement, note or borrowing arrangement; or
(xiii)    any other Contract that is material to the business, assets, liabilities, financial condition or results of operations of Company and its Subsidiaries, taken as a whole.
(b)    Company has previously made available to GWBI complete and correct copies of each Contract of the type described in this Section 3.11 which was entered into prior to the date hereof. All Contracts of the type described in this Section 3.11 shall be referred to as “Company Contracts” regardless of whether they were entered into before or after the date hereof.
(c)    All of Company Contracts are valid and in full force and effect (except those which are canceled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on Company. No Person is challenging the validity or enforceability of any Company Contract, except such challenges which would not, individually or in the aggregate, have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Company Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Company.

Section 3.12    ERISA.
(a)    Section 3.12(a) of the Company Letter sets forth an accurate and complete list of (i) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (ii) any other material employee benefit plan, program, payroll practice, policy, Contract, trust, understanding or arrangement of any kind, whether written or oral, including any pension, retirement, profit-sharing, thrift, deferred compensation, severance, employment, consulting, change in control, retention, incentive, equity or equity-based compensation, performance, bonus, vacation or holiday pay, sick pay, sick leave, hospitalization or other medical, disability, life, accident or other insurance, or other welfare, retiree welfare or benefit plan, to which either Company or any of its ERISA Affiliates maintains, sponsors, contributes to, is a party, or by which it is bound, or pursuant to which it may be required to make any payment at any time for the benefit of any current or former employee, officer or director (or their beneficiaries), or with respect to which Company or any its ERISA Affiliates, has any current or contingent liability or obligation (“Company Plans”). For purposes of this Agreement, “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.
(b)    With respect to each material Company Plan, to the extent applicable, Company has made available or delivered to GWBI a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the United States Department of Labor and audited schedules, (ii) the three (3) most recent actuarial reports, (iii) each such Company Plan that has been reduced to writing and all amendments thereto, (iv) each trust, insurance or administrative Contract relating to each such Company Plan, (v) a written summary of each unwritten Company Plan, (vi) the most recent summary plan description and summary of material modifications or other written explanation of each Company Plan provided to participants or beneficiaries, (vii) the most recent determination letter or opinion letter issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code and (viii)  all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation or any other Governmental Entity relating to any outstanding controversy, investigation or audit. With respect to each plan that is a “multiple employer plan” within the meaning of Section 413(c) of the Code that is subject to the minimum funding standards of Section 412 or 4971 of the Code or Section 302 of ERISA or to Title IV of ERISA (a “Multiple Employer Pension Plan”), Company has made available or delivered to GWBI true and complete copies of all correspondence and other information in Company or any ERISA Affiliate’s possession relating to (i) any anticipated increase in contribution rates with respect to such plan and (ii) the amount for which Company or any ERISA Affiliate is or could be liable under Title IV of ERISA for a total or partial withdrawal as of any date for any reason. Section 3.12(b) of the Company Letter sets forth a true and complete list of the amounts which each of Company and each ERISA Affiliate was required to pay (and if less, the amounts actually paid) to any Multiple Employer Pension Plan with respect to each of the plan years 2011 through 2014. Each Company Plan complies, and has been operated and administered to comply, in all material respects, with its terms and the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code and any other applicable Law. There are no actions, suits or claims (other than routine claims for benefits) pending or, to Company’s Knowledge, threatened involving any Company Plan or the assets of any Company Plan.

(c)    All contributions or payments required to be made to each Company Plan have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected on Company’s financial statements.
(d)    Except as set forth in Section 3.12(d) of the Company Letter, neither Company nor any of its ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time in the past has maintained, contributed to or had any liability under, a “multiemployer plan” (as defined in Section 3(37) of ERISA).
(e)    Except as set forth in Section 3.12(e) of the Company Letter, with respect to each Multiple Employer Pension Plan, (i) no proceeding has been initiated by any Person to terminate such plan; (ii) there has been no “reportable event” (as such term is defined in Section 4043(b) of ERISA); (iii) no material liability under Title IV or Section 302 of ERISA has been incurred by Company or any of its ERISA Affiliates that has not been satisfied in full, no condition exists that presents a risk to Company or any of its ERISA Affiliates of incurring any such liability and no such liability will become a liability of Company or any of its ERISA Affiliates; (iv) such plan’s benefit liabilities under Section 4001(a)(16) of ERISA do not exceed the current value of such plan’s assets, determined in accordance with the assumptions used for funding the plan pursuant to Section 412 and Section 430 of the Code for the applicable plan year; (v) no plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed year; (vi) each required installment or any other payment required under Section 412 of the Code or Section 303 of ERISA has been made before the applicable due date; (vii) no plan has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Sections 302 or 303 of ERISA; (viii) there are no funding-based benefit limitations (within the meaning of Section 436 of the Code) currently in effect; (ix) the assets of each such plan are sufficient to satisfy all obligations of the plan if the plan were to terminate as of the date hereof; (x) no event has occurred that would reasonably be expected to result in a complete or partial withdrawal by Company or any of its ERISA Affiliates; and (xi) none of Company or any of its ERISA Affiliates has failed to make a required or disputed contribution.
(f)    With respect to the Company Plans, no event or set of circumstances has occurred and, to Company’s Knowledge, there exists no condition or set of circumstances in connection with which Company or any of its ERISA Affiliates or any Company Plan fiduciary could be subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable Law. Each Company Plan, if any, that is intended by its terms to be, or is otherwise treated by Company as, qualified under Section 401(a) of the Code has been the subject of a favorable determination letter from the IRS or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype sponsor, to the effect that such Company Plan is so qualified, and that such Company Plan and the trust related thereto are exempt from federal income Taxes under Section 401(a) and 501(a), respectively, of the Code. To Company’s Knowledge, no event has occurred relating to any such Company Plan that would adversely affect its qualification or materially increase its costs. Each of the Company Plans is subject only to the Laws of the United States or a political subdivision thereof.
(g)    Neither Company nor any of its ERISA Affiliates has any liability or obligation under any Company Plan or otherwise to provide post-employment or retiree benefits to or in respect of any former employee or any other Person other than as specifically required by Section 4980B of the Code, Part 6 of ERISA or other applicable Law. Neither Company nor any of its ERISA Affiliates has any liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, on account of a violation of the health care requirements of Section 4980B or 4980D of the Code or Part 6 or 7 of Subtitle B of Title I of ERISA. With respect to any Company Plan that is an employee welfare benefit plan, no such Company Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code).
(h)    To Company’s Knowledge, there are no nonexempt prohibited transactions within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Company Plan that has occurred that would give rise to liability on the part of Company or any of its ERISA Affiliates, any officer of Company or any of the Company Plans under Section 502(i) of ERISA or Section 4975 of the Code or otherwise and, to the Company’s Knowledge, no breaches of fiduciary duty have occurred which may give rise to liability on the part of Company or any of its ERISA Affiliates under Sections 409 or 502(l) of ERISA or otherwise.
(i)    With respect to each Company Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Company Plan have at all times since January 1, 2009 been in compliance, in all material respects, with, and (ii) such Company Plan has, at all times while subject to Section 409A of the Code, been operated in all material respects in compliance with Section 409A of the Code, the regulations promulgated thereunder and all applicable guidance thereunder. Neither Company nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any Tax obligation under Section 409A of the Code.
(j)    No amount that could be received, whether in cash or property or the vesting of property, as a result of the Merger or any other transaction contemplated hereby by any employee, officer or director of Company or any of its Affiliates who is a “disqualified individual,” as such term is defined in Treasury Regulation Section 1.280G-1, under any Company Plan, either alone or together with any other event, could be characterized as an “excess parachute payment,” as defined in Section 280G of the Code, or would constitute an “excess parachute payment” if such amount were subject to the provisions of Section 280G of the Code. No Person is entitled to a gross-up payment from Company or any of its Subsidiaries as a result of the imposition of a Tax under Section 4999 of the Code.
(k)    Except as set forth in Section 3.12(k) of the Company Letter, the execution, delivery and performance by Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof (whether alone or in connection with any subsequent other event(s)) will not, (i) entitle any employee, officer or director of Company or any of its Subsidiaries to any severance, transaction bonus, change in control, retention or other payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Plan or (iii) result in any breach or violation of, or a default under, any Company Plan.
(l)    Company and all of its ERISA Affiliates have at all times reserved the right and power to terminate, suspend, discontinue and amend all Company Plans, including all welfare plans that provide benefits to any retiree or other former employee, and such right and power have been appropriately and satisfactorily communicated to all employees and participants.

Section 3.13    Compliance with Worker Safety and Environmental Laws. Except as set forth in Schedule 3.13, to the Knowledge of Company, the properties (including, without limitation, OREO), assets and operations of Company and its Subsidiaries are in compliance with all applicable federal, state, local and foreign Laws, rules and regulations, Orders, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”) and the protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, “Environmental Laws”), except for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on Company. To the Knowledge of Company, with respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of Company or its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Material Adverse Effect on Company. To the actual knowledge of Company, no real estate collateral securing any Company Loan is in violation of any Worker Safety Laws or Environmental Laws.

Section 3.14    Labor Matters.
(a)    Except as set forth in Schedule 3.14, neither Company nor any of its Subsidiaries is a party to, bound by, subject to any collective bargaining agreement or any similar Contract, work rules or practices with any labor union or similar organization. There are no pending or, to the Knowledge of Company, threatened, and have not been at any time in the previous two (2) years any labor strikes, disputes, slowdowns, stoppages or union organizing efforts, except where such strike, dispute, slowdown, work stoppage or union organizing effort would not, individually or in the aggregate, have a Material Adverse Effect on Company. To the Knowledge of Company, Company and Company Bank are in material compliance with all applicable Laws pertaining to employment and employment practices, terms and conditions of employment, employment classification, wages and hours of work (including all state and federal requirements regarding compensation for time worked, maximum hours of work, child labor restrictions, overtime, meal and rest periods, proper payment of bonuses and commissions, compliant record-keeping practices and timely payment of wages), discrimination in employment, affirmative action obligations, equal employment opportunity, immigration and work authorization, leaves, reasonable accommodations, whistleblower, facility closures and layoffs (including the WARN Act), occupational safety and health, workers’ compensation, unemployment compensation, confidentiality, labor relations and collective bargaining, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There are no Actions against Company or Company Bank pending, or to Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former employee of Company or Company Bank, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, have a Material Adverse Effect on Company. To Company’s Knowledge, the employment of any terminated former employee of Company or Company Bank has been terminated in compliance with any applicable Contract terms and Laws, and Company does not have any liability under any such Contract or Laws toward any such terminated employee.
(b)    Company and its Subsidiaries are and, during the previous two years, have been in compliance with the requirements of the Workers Adjustment and Retraining Notification Act of 1988 and any applicable analogous state or local Law (including any state Laws relating to plant closings or mass layoffs) (the “WARN Act”) and have no material liabilities or unfulfilled notice obligations pursuant to the WARN Act.

Section 3.15    Intellectual Property.
(a)    Except as set forth in Section 3.15(a) of the Company Letter, or as would not have a Material Adverse Effect on Company, Company and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property Rights”), as are necessary to conduct the business of Company and its Subsidiaries as currently conducted or planned to be conducted by Company and its Subsidiaries. To the Knowledge of Company, neither Company nor its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party. To the Knowledge of Company, no third party infringes, misappropriates or violates, in any material respect, any Intellectual Property Rights owned or exclusively licensed by or to Company or its Subsidiaries.
(b)    Except as set forth in the Company SEC Documents filed prior to the date of this Agreement or in Section 3.15(b) of the Company Letter, as of the date of this Agreement, there are no Actions pending or, to the Knowledge of Company, threatened that challenge or question the Intellectual Property Rights of Company or its Subsidiaries.

Section 3.16    Properties and Assets.
(a)    Section 3.16 of the Company Letter contains a description of each real property owned by Company or any of its Subsidiaries (including OREO), showing the record title holder, permanent index (tax) number and common addresses (the “Owned Properties”).
(b)    The Owned Properties and the properties leased by Company or its Subsidiaries pursuant to the Contracts set forth in paragraph (iv) of Section 3.11(a) of the Company Letter constitute all of the real estate on which Company and its Subsidiaries maintain their facilities or conduct their business or otherwise own.
(c)    Company, directly or through its Subsidiaries, has good and marketable title to or, in the case of leased property and leased tangible assets, a valid leasehold interest in, all of Company’s and its Subsidiaries’ real properties and other material tangible assets, free and clear of all Liens, except those Liens for Taxes not yet due and payable and such other Liens or minor imperfections of title, if any, that do not materially detract from the value or materially interfere with the present use of the affected property or asset. Such properties and assets, together with all properties and assets held by Company and its Subsidiaries under leases or licenses and all Intellectual Property Rights held by Company and its Subsidiaries, include all tangible and intangible property, assets, Contracts and rights necessary or required for the operation of the business of Company and its Subsidiaries as presently conducted.

Section 3.17    Company Loans.

(a)    Each loan agreement, note or borrowing arrangement, including portions of outstanding lines of credit, loan commitments and any other contingent exposures (such as letters of credit), on Company’s or any of its Subsidiaries’ books and records (collectively, the “Company Loans”), (i) was made and has been serviced in accordance with Company’s or any of its Subsidiaries’ lending standards in the ordinary course of business in all material respects; (ii) is evidenced by appropriate and sufficient documentation; (iii) to the extent underwritten as secured, has been secured by valid Liens which have been perfected and provide Company Bank with its anticipated priority as a secured lender; and (iv) constitutes, to the Knowledge of Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms in all material respects (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. Company and each of its Subsidiaries have previously made available to GWBI complete and correct copies of their respective lending policies. The loan agreements and lending policies of Company and its Subsidiaries are in compliance in all material respects with all applicable Laws. Each Company Loan has been solicited and originated, and is currently serviced, in accordance in all material respects with all applicable Laws.
(b)    Section 3.17(b) of the Company Letter discloses as of September 30, 2015: (i) any Company Loan under the terms of which the obligor is more than 30 days delinquent in payment of principal or interest, or to the knowledge of Company, in default of any other provision thereof (each a “Delinquent Loan”); (ii) each Company Loan which has been classified as “other loans specially mentioned,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets” or “loss” (or words of similar import) by Company, any of its Subsidiaries or Governmental Entity (the “Classified Loans”); (iii) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof or in the process of being so acquired, including the book value thereof (the “OREO”); (iv) each item of personal property acquired from Company Loan customers; and (v) each Company Loan with any Related Person. All Company Loans which are classified as loans to insiders under Regulation O have been made by Company or any of its Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectability or present other unfavorable features in comparison to Company’s other loans, and are otherwise in compliance with the requirements of Regulation O.
(c)    Company shall promptly after the end of each month after the date hereof and immediately prior to Closing inform GWBI of the amount of Delinquent Loans and Company Loans subject to each type of classification of the Classified Loans as of the end of such month.
(d)    Set forth on Section 3.17(d) of the Company Letter is a complete and accurate list, as of September 30, 2015, of all Company Loans which are subject to any purchased or sold participation or any similar Contract, including a description of each such participation or Contract, and all Contracts relating thereto have been made available to GWBI (collectively, the “Participation Contracts”).
(e)    Set forth on Section 3.17(e) of the Company Letter is a complete and accurate list, as of September 30, 2015, of all Company Loans which are not serviced by Company, including a description of each Contract relating to such servicing (collectively, the “Servicing Contracts”).

(f)    Company has made available to GWBI true and correct copies of the loan files related to Company Loans. Such files contain, in all material respects, all of the documents and instruments relating to Company Loans.
(g)    All payments made on Company Loans have been and will be properly credited to the respective Company Loan.
(h)    The allowances for loan losses reflected in the consolidated financial statements included in the Company SEC Documents were established in accordance with the requirements of GAAP, consistently applied with Company’s past practice and to the Knowledge of Company, adequately provide, in all material respects, for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the respective dates of such financial statements. All charge-offs, write-downs and valuations of other real estate owned reflected in such financial statements were established in accordance with the requirements of GAAP, consistently applied with Company’s past practice and properly reflect the loss incurred on Company Loans (including accrual interest receivable) outstanding as of the respective dates of such financial statements.
(i)    As to each Company Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration (“USSBA”) or any other Governmental Entity, to the Knowledge of Company, such guaranty is in full force and effect, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any breach, default or forfeiture of rights under such guaranty, or require the consent, approval, or act of, or the making of any filing with, any Governmental Entity. Section 3.17(i) of the Company Letter sets forth each exception to USSBA requirements of any such Company Loan, except for such exceptions which have not had, and would not reasonably be expected to have, a Material Adverse Effect on Company, and the most recent USSBA report with respect to Company Loans in liquidation status.

Section 3.18    Deposits.
(a)    Section 3.18 of the Company Letter sets forth a complete and accurate list, as of September 30, 2015 of all Company Bank deposits (the “Company Deposits”).
(b)    Company Deposits were solicited, opened, extended or made and have been maintained and currently exist in compliance, in all material respects, with all applicable requirements of Laws.
(c)    The agreements relating to Company Deposits are in compliance, in all material respects, with all applicable Laws.
(d)    Company Deposits are insured by the FDIC in accordance with the Federal Deposit Insurance Act to the fullest extent permitted by Law. To the Knowledge of Company, there is no action by the FDIC to terminate Company Bank’s deposit insurance. Company Bank has paid all premiums and assessments and has duly, timely and accurately filed all reports required to be paid or filed by it with the FDIC or any other applicable bank regulatory authority.

(e)    Except as set forth in Section 3.18(e) of the Company Letter, none of Company Deposits are subject to or were acquired through the Certificate of Deposit Account Registry Service (“CDARS Deposits”) or similar pass-through FDIC insured product.
(f)    Company Bank has posted debit card transactions, including point of sale and ATM transactions, checks and any other form of transfer to the accounts of its customers in chronological or “real time” order as the transactions were presented to Company Bank and such posting order has been used by Company Bank since no later than June 30, 2012.

Section 3.19    Investment Portfolio.
(a)    Section 3.19(a) of the Company Letter sets forth a true and complete list as of September 30, 2015, of all investments owned by Company or any of its Subsidiaries (collectively, the “Investments”), including (a) the fair market value of each such investment as passed upon by an independent third-party valuation agency, (b) the rating, if any, of each such investment as passed upon by the ratings agency of Standard & Poor’s or Moody’s Investor Service.
(b)    Except as set forth in Section 3.19(b) of the Company Letter, Company Bank owns the Investments free and clear of any Lien.
(c)    Company shall promptly after the end of each month after the date hereof and immediately prior to Closing deliver to GWBI a notice setting forth any change to Section 3.19(a) or Section 3.19(b) of the Company Letter during the immediately preceding month.

Section 3.20    Interest Rate Risk Management Instruments. Except as set forth in Section 3.20 of the Company Letter or as disclosed in the Company SEC Documents, neither Company nor any of its Subsidiaries has entered into or is subject to an interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements or any other derivative instruments, including without limitation, currency, commodity, futures and options (collectively, “Interest Rate Instruments”), whether entered into for the account of Company or any of its Subsidiaries or for the account of any customer of Company or any of Company’s Subsidiaries. All such Interest Rate Investments have been entered into in accordance with applicable Law. All Interest Rate Instruments are set forth in Section 3.20 of the Company Letter.

Section 3.21    Other Activities.
(a)    To the actual knowledge of Company, and except with respect to the wealth management business line of Company Bank, neither Company, any of its Subsidiaries nor any of their respective current or former directors, officers or employees serves or has served in a fiduciary capacity, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, with respect to any account held by Company or any of its Subsidiaries.
(b)    With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to repurchase by the seller, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first Lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.
(c)    Neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act (12 U.S.C. 2901 et. seq.) and Company is not aware of, and none of Company or any of its Subsidiaries has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the regulations promulgated thereunder (the “USA PATRIOT Act”), any sanctions regimes administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable data privacy, safeguarding, and breach notice requirements for customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the Board of Directors of Company Bank and each other Company Subsidiary has adopted and Company Bank and each other Company Subsidiary has implemented (i) an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act, (ii) an OFAC sanctions compliance program, and (iii) a data privacy and safeguarding program under applicable federal requirements.
(d)    Section 3.21(d) of the Company Letter sets forth the lines of business engaged in by each Subsidiary of Company. Each Subsidiary of Company has all necessary permits with respect to the lines of business of such Subsidiary, except to the extent the failure to have any such Permit would not materially and adversely affect such Subsidiary’s ability to engage in such business. Except as set forth in Section 3.21(d) of the Company Letter, none of Company, any of its Subsidiaries or their respective directors, officers or employees is required to be registered, licensed or authorized under any applicable Laws or industry requirements as an investment adviser, a broker or dealer, an insurance or mortgage agent, agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, a sales person, a real-estate agent or in any similar capacity with a Governmental Entity or industry regulator.

Section 3.22    Transactions with Affiliates. Except as set forth in Section 3.22 of the Company Letter or the Company SEC Documents, there are no outstanding loan amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any Related Person or employee of Company or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with

Company or any of its Subsidiaries. All Contracts between Company and any of its Affiliates, or any Related Persons or employees, comply, to the extent applicable, with Regulations O and W.

Section 3.23    Approvals. To the actual knowledge of Company, there is no reason relating to Company or any of its Subsidiaries why the Specific Requisite Regulatory Approvals shall not be obtained in a prompt and timely manner.

Section 3.24    Insurance. Company has made available to GWBI prior to the date of this Agreement copies of all insurance policies which are maintained by Company or any of its Subsidiaries or which names Company or its Subsidiaries as an insured (or loss payee), including those which pertain to Company’s or any of its Subsidiaries’ assets, employees or operations. All such insurance policies are in full force and effect and all premiums due thereunder have been paid. Neither Company nor any of its Subsidiaries has received notice of cancellation or default under any such policy or notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to any such policy. Neither Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy. There is no material claim by Company or any of its Subsidiaries pending under any such insurance policy covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and any of its Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Company has given all required notices under each such policy to the applicable underwriter (or underwriter’s representative).

Section 3.25    Opinion of Financial Advisor. Company has received the opinion of Piper Jaffray & Co. to the effect that, as of the date hereof, the Merger Consideration is fair to Company’s stockholders from a financial point of view, a copy of which opinion has been delivered to GWBI.

Section 3.26    State Takeover Statutes; Certain Charter Provisions. Company has taken all action (including appropriate approvals of the Board of Directors of Company) necessary to exempt GWBI, its Subsidiaries and Affiliates, the Merger, the Bank Merger, this Agreement, the Stockholder Voting Agreements and the transactions contemplated hereby and thereby from the requirements of any “fair price,” “business combination,” “moratorium,” “control share acquisition” statute or other similar anti-takeover Law, or any takeover provision in Company Certificate of Incorporation or Company Bylaws.

Section 3.27    Required Vote of Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is required to approve and adopt this Agreement. No other vote of the stockholders of Company (“Company Stockholders”) is required by Law, Company Certificate of Incorporation, Company Bylaws or otherwise in order for Company to consummate the Merger and the transactions contemplated hereby.

Section 3.28    Appraisal Rights. Company Stockholders will, subject to their compliance with the requirements of applicable Law, be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger and the other transactions contemplated hereby and Company shall comply with such Laws.

Section 3.29    Brokers. No broker, investment banker or other Person, other than Piper Jaffray & Co., the fees and expenses of which will be paid by Company (as reflected in an agreement between Piper Jaffray & Co. and Company, dated July 8, 2015, a copy of which has been furnished to GWBI), is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company, Company Bank or any of their respective Subsidiaries.

Section 3.30    Mortgage Servicing Business. Except as set forth on Section 3.30 of the Company Letter, Company has had no external audits of its, or its Subsidiaries’ mortgage servicing business since June 30, 2012.

ARTICLE IV
COVENANTS RELEATING TO CONDUCT OF BUSINESS

Section 4.1    Conduct of Business Pending the Merger.
(a)    Except as expressly permitted by clauses (i) through (xvii) of this Section 4.1(a), during the period from the date of this Agreement through the Effective Time, Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and use its best efforts to preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 4.1 of the Company Letter, or in the ordinary course of business consistent with past practice, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of GWBI:
(i)    (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than dividends or distributions from Company’s Subsidiaries to Company, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of Company or its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities, provided, however, that Company shall not be prohibited from continuing to declare and pay its usual and customary cash dividend to its stockholders in amounts and at times consistent with past practice;
(ii)    authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than the issuance of shares of Company Common Stock upon the exercise of Stock Appreciation Rights outstanding on the date of this Agreement, in each case, in accordance with their current terms and Section 1.4(d);
(iii)    amend any of its Organizational Documents or alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Company or any of its Subsidiaries;
(iv)    materially change its interest rate or fee pricing policies with respect to Company Deposits or Company Loans except in situations where Company or Company Bank determines doing so is reasonably necessary to help retain a customer relationship that, due to competitive market factors or the announcement of this Agreement, may not otherwise be retained subject to restrictions as outlined below in Sections 4.1(a)(v), (vi) and (vii);
(v)    amend, terminate, waive or modify any of the terms of any Company Loan or Company Deposit in excess of $250,000 except in the ordinary course of business consistent with past practice and applicable Company Bank policies;
(vi)    (A) enter into any new line of business or product marketing campaign which is inconsistent with past practices with regard to pricing, amend, modify or waive its lending, mortgage servicing process, investment, underwriting, risk and asset liability management, loan, personnel, risk management or other banking and operating policies, (B) make any underwriting exceptions in making or renewing any consumer loans, except as required by applicable Laws and in compliance with existing Company policies and procedures, (C) introduce any new loan or credit products or (D) make any of Company Deposits into new account CDARS Deposits.
(vii)    enter into or approve any Company Loan or a group of related Company Loans (including a Person’s total direct and indirect liability to Company) in excess of $1,000,000 in the aggregate, or enter into or approve any renewal of any existing Company Loan or group of related Company Loans (including a Person’s total direct and indirect liability to Company) in excess of $1,500,000 in the aggregate;
(vii)    subject to clauses (iv), (v), (vi) and (vii) above, fail to make additional extensions of credit in the ordinary course of business consistent with past practices (subject to Company’s customary credit qualifications and underwriting practices);
(ix)    (A) purchase or invest in any securities or other investments other than United States Treasury securities with a maturity of two (2) years or less, or (B) sell any securities or other Investment with a value as shown on the books of Company of $2,500,000 or greater;
(x)    close, sell, consolidate, or relocate any of Company Bank’s branches;
(xi)    make any material change, except those required to maintain integrity of the systems or to protect against cyber-attacks (the aggregate cost of which is not to exceed $100,000) in any information technology system utilized by Company or any of its Subsidiaries;

(xii)    (A) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire, or agree to acquire, any assets other than assets acquired in the ordinary course of business consistent with past practice and not material to Company and its Subsidiaries, taken as a whole or (B) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $100,000;
(xiii)    sell, transfer, lease, license (as licensor of Intellectual Property Rights of Company or its Subsidiaries), mortgage, encumber or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice and not material to Company and its Subsidiaries, taken as a whole;
(xiv)    acquire, lease (as lessee) or sell or lease (as lessor) any real property other than the disposition of OREO in the ordinary course of business consistent with past practice
(xv)    (A) incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) any such indebtedness or other obligations of another Person or make any loans or advances (other than Company Loans) or capital contributions to, any other Person, other than indebtedness, loans, advances, capital contributions and investments between Company and its Subsidiaries and other than borrowings by Company Bank from the Federal Home Loan Bank of Des Moines, Iowa with maturities not exceeding three months, in each case in the ordinary course of business consistent with past practice, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Company or its Subsidiaries, (C) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or (D) enter into any arrangement having the economic effect of any of the foregoing;
(xvi)    except as required to implement the transactions contemplated by this Agreement, pursuant to existing agreements with Company officers or employees or as contemplated by Section 5.11(d), (A) grant, increase, or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any compensation or benefits payable or to become payable to its directors, officers or employees, including any increase or change pursuant to any Company Plan, except in a manner which is consistent with Company’s normal and customary past practices or as required by Law or (B) or establish, adopt, enter into, amend or take action to enhance or accelerate any rights or benefits under (or promise to take any such action(s)) any agreement, plan or arrangement that would constitute a Company Plan if it were in existence on the date hereof, in either case except as required by Law or by any written Contract or any Company Plan in existence on the date hereof;
(xvii)    terminate without Cause the employment of or hire any employee whose annual compensation exceeded or is reasonably expected to exceed $60,000 annually;
(xviii)    knowingly violate or knowingly fail to perform any obligation or duty imposed upon Company or its Subsidiaries by any applicable Law;

(xix)    make or adopt any change to its (A) credit, loan or risk policies; (B) methodology for determining its allowance for loan and lease losses (except as may be required by any Law or any directive of any Governmental Entity); or (C) its accounting methods, practices, or policies (other than actions required to be taken by GAAP);
(xx)    make any material change in internal control over financial reporting;
(xxi)    fail to ensure that the charge-offs, write-downs and OREO and other Owned Property valuations established on Company’s or any of its Subsidiaries’ books and records between the date hereof and the Closing Date will be established in accordance with the requirements of GAAP, consistently applied to Company’s and its Subsidiaries’ past practice, and will properly reflect the losses incurred on outstanding Company Loans (including accrual interest receivable);
(xxii)    prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, except as required by Law, settle or compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;
(xxiii)    (A) enter into, amend, modify or terminate any Company Contract, (B) waive, release or assign any rights under any Company Contract or (C) enter into, renew, or become subject to any Interest Rate Instrument whether for the account of Company or any of its Subsidiaries or any of their respective customers;
(xxiv)    enter into or amend any Contract (A) that would, after the Effective Time, restrict GWBI or any of its Subsidiaries (including Company and its Subsidiaries) with respect to engaging in any line of business or in any geographical area or (B) that contains exclusivity, most favored nation pricing or other provisions or non-solicitation provisions;
(xxv)    waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice and applicable Company Bank policies or in accordance with their terms, of liabilities reflected or reserved against in the most recent Company SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practice;
(xxvi)    initiate, settle or compromise any Action;
(xxvii)    enter into any agreement or arrangement that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC;
(xxiii)    except for actions or omissions otherwise permitted by this Agreement, take any action that would reasonably be expected to, or omit to take any action where such omission would reasonably be expected to, prevent, materially delay or impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(xxix)    authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

Section 4.2    No Solicitation.
(a)    From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of Company or any of its Subsidiaries, or any financial advisor, attorney or other advisor or representative (“Representatives”) of Company or any of its Subsidiaries, to, directly or indirectly (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of any Takeover Proposal (as hereinafter defined) or any proposal that could reasonably be expected to lead to a Takeover Proposal, (ii) enter into any letter of intent, agreement in principle or Contract providing for, relating to or in connection with, any Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations with any Third Party with respect to any Takeover Proposal or (iv) furnish to any Third Party any information regarding Company or its Subsidiaries, or afford access to the properties, books and records of Company or its Subsidiaries, to any Third Party in connection with or in response to any Takeover Proposal; provided, however, that prior to the Stockholder Meeting, nothing contained in this Agreement shall prevent Company or its Board of Directors from taking any of the actions described in clauses (iii) and (iv) above in response to any unsolicited bona fide written Takeover Proposal by such Third Party, if and only to the extent that, (1), in the reasonable good faith judgment of the Board of Directors of Company, after consultation with outside financial and legal advisors, (1) such Takeover Proposal would reasonably be expected to lead to a Superior Proposal, (2) the failure to take such action would reasonably be expected to violate the fiduciary duties of the Board of Directors of Company to Company’s stockholders under applicable Law, (3) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Third Party, the Board of Directors of Company receives from such Third Party an executed confidentiality agreement (an “Acceptable Confidentiality Agreement”) that is substantially equivalent to the Confidentiality Agreement between Company and GWBI, (4) Company shall have provided to GWBI in accordance with Section 4.2(b) all materials and information required under Section 4.2(b) to be delivered by Company to GWBI and (5) Company shall have fully complied with this Section 4.2.
(b)    Company shall promptly, and in any event no later than twenty-four (24) hours after it receives any Takeover Proposal, or any written request for information regarding Company or any of its Subsidiaries in connection with a Takeover Proposal or any inquiry with respect to, or which could reasonably be expected to lead to, any Takeover Proposal, advise GWBI orally and in writing of such Takeover Proposal or request, including providing the identity of the Third Party making or submitting such Takeover Proposal or request, and (i) if it is in writing, a copy of such Takeover Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Takeover Proposal and (ii) if oral, a reasonably detailed written summary thereof, including the identity of such Third Party. Company shall keep GWBI informed in all material respects on a prompt basis of the status and details of any such Takeover Proposal or with respect to any change to the material terms of any such Takeover Proposal. Company agrees that it shall, prior to or concurrent with the time it is provided to any Third Parties, provide to GWBI any non-public information concerning Company and its Subsidiaries that Company provides to any Third Party in connection with any Takeover Proposal which was not previously provided to GWBI.

(c)    Neither the Board of Directors of Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to GWBI), the approval, recommendation to the holders of Company Common Stock to adopt this Agreement or declaration of advisability by such Board of Directors or any such committee thereof, of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting, related to or in connection with, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 4.2(a)) or which is intended to or which could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger or any other transaction contemplated by this Agreement.
(d)    Notwithstanding Section 4.2(c), at any time prior to the approval and adoption of this Agreement by the holders of Company Common Stock at the Stockholder Meeting, the Board of Directors of Company may make a Company Adverse Recommendation Change in response to a Superior Proposal made after the date hereof and which shall not have been withdrawn if such Board of Directors determines in good faith (after consultation with outside counsel and its outside financial advisor) that the failure to do so would reasonably be expected to violate the fiduciary duties of the Board of Directors of Company to the stockholders of Company under applicable Law; provided, however, that (i) no such Company Adverse Recommendation Change may be made if Company failed to comply with this Section 4.2, (ii) no such Company Adverse Recommendation Change shall be made until after the third (3rd) Business Day following GWBI’s receipt of written notice (a “Notice of Adverse Recommendation”) from Company advising GWBI that the Board of Directors of Company intends to take such action and specifying the reasons therefor, including the terms and conditions of the Superior Proposal that is the basis of the proposed action by the Board of Directors of Company (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation and a new three (3) Business Day period), identifying the Person making such proposal and providing copies of any agreements intended to effect such Superior Proposal and representing that Company has complied with this Section 4.2, (iii) during such three (3) Business Day period, Company and its advisors shall negotiate with GWBI in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of Company to proceed with its recommendation of this Agreement and not make a Company Adverse Recommendation Change, and (iv) the Board of Directors of Company shall not make a Company Adverse Recommendation Change if, prior to the expiration of such three (3) Business Day period, GWBI makes a proposal to adjust the terms and conditions of this Agreement that Company’s Board of Directors determines in good faith (after consultation with its financial advisors) to be at least as favorable as the Superior Proposal after giving effect to, among other things, the payment of the Termination Fee.
(e)    Nothing in this Section 4.2 shall prohibit the Board of Directors of Company from taking and disclosing to Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act so long as such disclosure is limited to (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (ii) an express rejection of an applicable Takeover Proposal or (iii) an express reaffirmation of

Company Recommendation; provided, however, that any action that constitutes a Company Adverse Recommendation Change may only be made in compliance with Section 4.2(d).
(f)    For purposes of this Agreement:
(i)    “Acquisition Transaction” means any transaction or series of related transactions other than the Merger and the Bank Merger involving: (A) any acquisition or purchase from Company by any Third Party of more than a 5% interest in the total outstanding voting securities of Company or any of its Subsidiaries; (B) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 5% or more of the total outstanding voting securities of Company or any of its Subsidiaries; (C) any merger, consolidation, business combination, recapitalization or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction in substantially the same proportion as prior to such transaction; (D) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets (based on the fair market value thereof) of Company or any of its Subsidiaries; or (E) any liquidation or dissolution of Company or any of its Subsidiaries;
(ii)    “Superior Proposal” means an unsolicited, bona fide written Takeover Proposal to acquire more than (A) 50% of the outstanding voting securities of Company or (B) 50% of the consolidated assets of Company and its Subsidiaries, in either case on terms that, in the reasonable good faith judgment of the Board of Directors of Company, after consultation with its outside financial advisors and its outside legal counsel, taking into account relevant legal, financial and regulatory aspects of the proposal, the Termination Fee, the identity of the Third Party making such proposal and the conditions for completion of such proposal is more favorable, from a financial point of view, to the stockholders of Company than the Merger, taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by GWBI in response to such proposal or otherwise);
(iii)    “Third Party” means any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than GWBI and its Affiliates;
(iv)    “Takeover Proposal” means any inquiry, offer or proposal by a Third Party relating to any Acquisition Transaction; and
(v)    “Termination Fee” means an amount equal to $5,000,000.

Section 4.3    Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Takeover Proposal or standstill agreement to which Company or its Subsidiaries is a party (other than any agreement involving GWBI). During such period, Company agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1    Form S-4; Proxy Statement/Prospectus; NYSE Listing.
(a)    As promptly as practicable following the date of this Agreement, (i) Company and GWBI shall jointly prepare the Proxy Statement/Prospectus in preliminary form and (ii) GWBI shall prepare and file with the SEC a Registration Statement on Form S-4 which shall include the Proxy Statement/Prospectus approved by GWBI and Company (together with all amendments thereto, the “Form S-4”) (in which the Proxy Statement/Prospectus will be included as a prospectus) relating to the registration of the shares of GWBI Common Stock to be issued to Company Stockholders pursuant to the Merger. The Proxy Statement/Prospectus and Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder and other applicable Law.
(b)    Each of GWBI and Company shall use its reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Merger. Each of GWBI and Company shall promptly furnish all information concerning it or its stockholders to the other, and provide such other assistance, in each case, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. Each of GWBI and Company shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus and the Form S-4 received by such party from the SEC, including any request from the SEC for amendments or supplements to the Proxy Statement/ Prospectus and the Form S-4, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Form S-4 (including any amendments and supplements thereto) or mailing the Proxy Statement/Prospectus or responding to any comments of the SEC with respect thereto, each of GWBI and Company (i) shall provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response which in any event must be approved by GWBI), and (ii) shall give due consideration to including in such document or response any comments reasonably proposed by the other. Each of GWBI and Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of GWBI Common Stock for offering or sale in any jurisdiction, and each of GWBI and Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. GWBI and Company shall use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the DGCL and the rules of the NYSE and NASDAQ, in connection with the filing and distribution of the Proxy Statement/Prospectus and the Form S-4, and the solicitation of proxies from Company Stockholders.
(c)    GWBI shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Laws and rules and policies of the NYSE and the SEC to enable the listing of shares of GWBI Common Stock on the NYSE no later than the Effective Time, subject to official notice of issuance. GWBI shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall GWBI be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(d)    Each of GWBI and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of GWBI, Company or any of their respective Subsidiaries to the NYSE, NASDAQ or any Governmental Entity (including the Form S-4 and the Proxy Statement/Prospectus) in connection with the Merger and the other transactions contemplated by this Agreement. In addition, each of GWBI and Company will use its reasonable best efforts to (i) provide interim financial statements (including footnotes) that are required by the Securities Act to be included in the Form S-4 that have been reviewed by such party’s independent registered public accounting firm, (ii) provide management’s discussion and analysis of interim and annual consolidated financial statements, (iii) cause such party’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements included in the Form S-4, and (iv) provide information concerning such party necessary to enable GWBI and Company to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit GWBI to prepare the Form S-4. Notwithstanding the foregoing and except as required by applicable Law, neither party shall furnish any information that is the subject of any confidentiality agreement with any third party (provided that the withholding party shall use reasonable best efforts to obtain the required consent of such third party with respect to furnishing such information) or subject to any attorney client privilege (provided that the withholding party shall use reasonable best efforts to permit the furnishing of such information in a manner that does not result in loss or waiver of privilege).
(e)    If at any time prior to the date upon which the stockholder approval of the Company Stockholders is obtained, any information relating to either Company or GWBI, or any of their respective Affiliates, officers or directors, should be discovered by Company or GWBI that should be set forth in an amendment or supplement to either of the Form S-4 or the Proxy Statement/ Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of Company.

Section 5.2    Stockholder Meeting. Company, as soon as practicable following the effectiveness of the S-4 and receipt of the Specified Requisite Regulatory Approvals, shall, in consultation with GWBI, duly call, give notice of, convene and hold a meeting (including the Prospectus and Proxy Statement) of stockholders of Company (the “Stockholder Meeting”) for the purpose of considering the approval and adoption of this Agreement. Company shall, except to the extent that Company has made a Company Adverse Recommendation Change in compliance with Section 4.2(d), through its Board of Directors, recommend to its stockholders approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”), and shall use reasonable best efforts to solicit such approval and adoption by its stockholders, and such Board of Directors or committee thereof shall not withhold, withdraw, qualify, amend or modify in a manner adverse to GWBI Company Recommendation or its declaration that this Agreement and the Merger are advisable and fair to and in the best interests of Company and its stockholders or resolve or propose to do any of the foregoing.

Section 5.3    Access to Information.
(a)    (i) Company shall, and shall cause its Subsidiaries to, afford the officers, employees and authorized representatives of GWBI (including independent public accountants, attorneys and environmental consultants) access upon reasonable notice, during normal business hours, to the employees, vendors, service providers and properties of Company and its Subsidiaries and physical and electronic access to and copies of all the books, records, contracts, documents, data reports and other information in each case relating to Company, its Subsidiaries or the employees of Company and its Subsidiaries, and shall furnish to GWBI and its authorized agents and representatives such additional information and access relating to Company, its Subsidiaries and the employees of Company or its Subsidiaries as GWBI may reasonably request. Company shall cause its and Company’s and its Subsidiaries’ personnel to provide reasonable assistance to GWBI in GWBI’s investigation of matters relating to Company, its Subsidiaries and the employees of Company and its Subsidiaries; provided such assistance does not unreasonably interfere with such personnel’s job duties. Further, GWBI and its authorized agents and representatives (including its environmental consultants) shall be given access, at such reasonable times as agreed to by the parties, to the real property owned by Company and its Subsidiaries and Company’s and its Subsidiaries’ data processing facilities for all reasonable purposes, including, without limitation, conducting, at GWBI’s option and sole cost and expense, Phase I environmental site assessments of such real property. No investigation made by GWBI or its representatives hereunder shall affect the representations and warranties of Company hereunder.
(ii)    Company shall use its best efforts to arrange and provide opportunities for GWBI representatives to attend meetings of Company Bank with customers of Company Bank (i) who are the Company Bank’s top fifty (measured by assets under management) wealth management clients; or (ii) whose deposit or customer relationship with Company Bank constitutes one of Company Bank’s fifty largest deposit or loan concentrations (other than through loan participations), as the case may be.
(b)    Between the date of this Agreement and the Closing Date and subject to Section 4.1(a)(vii), Company shall participate on a bi-weekly basis in a conference telephone call with GWBI to discuss all approvals of each commercial customer relationship (defined as the total of any Person’s total direct and indirect liability to Company) with an aggregate original principal amount above $250,000 made during the previous two weeks.
(c)    GWBI and Company shall mutually agree on a weekly date and time (or more frequently, if needed) to review and discuss applications for Company Loans exceeding the thresholds set forth in Section 4.1(a)(v).
(d)    With respect to Company Loans, between the date of this Agreement and the Closing Date, Company shall provide to GWBI on a monthly basis no later than seven (7) Business Days following the end of any given month, a report describing in reasonable detail (i) any Company Loans which become Delinquent Loans or Classified Loans or any changes in the status of any Delinquent Loans, Classified Loans, restructured loans and such other loans as GWBI may identify, including accrual classification, performance status and any charge-offs or recoveries, (ii) any deficiency or shortfall in the escrow account for any Company Loan, (iii) an updated calculation of Company Bank’s allowance for loan and lease losses, together with such supporting documentation as is necessary for GWBI to determine the accuracy and adequacy of such allowance; (iv) details of all letters of credit issued by Company or its subsidiaries, including any changes in amounts outstanding under such letters of credit, in each case during the immediately preceding month, (v) any credit reserves, charge-offs, activity (including additions, sales, and revaluations) on Company OREO and other personal property owned, and any Company Loan that is reclassified; and (vi) a report setting forth any exceptions from Company Bank’s loan policies with respect to each Company Loan with a principal balance in excess of $250,000.
(e)    With respect to the Investments, between the date of this Agreement and the Closing Date, Company shall provide to GWBI on a monthly basis no later than seven (7) Business Days following the end of any given month, a complete and accurate list of all Investments as of the last day of the immediately preceding month together with the fair market value thereof as of such date, in each case as determined by an independent qualified third party that is not a Related Person.
(f)    Company shall provide GWBI with a written report within seven (7) Business Days after the end of each month with respect to each item of high volatility commercial real estate.
(g)    All information obtained pursuant to this Section 5.3 shall be kept confidential in accordance with the Confidentiality Agreement, dated July 15, 2015, between GWBI and Company (the “Confidentiality Agreement”).

Section 5.4    Fees and Expenses.
(a)    Except as provided in this Section 5.4 and in Section 5.7, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.
(b)    Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) by GWBI pursuant to Section 7.1(b), or by Company or GWBI pursuant to Section 7.1(d) and a Superior Proposal existed between the date hereof and the date of the termination of this Agreement, (ii) by Company or GWBI pursuant to Section 7.1(e), or (iii) by GWBI pursuant to Section 7.1(b) or Section 7.1(f), then, in each case, Company shall (without prejudice to any other rights GWBI may have against Company for breach of this Agreement) reimburse GWBI upon demand (which demand shall be reasonably documented) by wire transfer of immediately available funds to an account specified in writing by GWBI for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of GWBI or any Affiliate of GWBI in connection with this Agreement and the transactions contemplated herein, including all fees and expenses of counsel, investment banking firms, accountants and consultants, up to a maximum amount of $1,000,000.
(c)    Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) by Company or GWBI pursuant to Section 7.1(d)(i) or Section 7.1(e) and a Takeover Proposal existed between the date hereof and the date of the termination of this Agreement and, concurrently with or within twelve months after any such termination an Acquisition Transaction is consummated or Company or its Subsidiaries shall enter into any letter of intent, agreement in principle or Contract with respect to an Acquisition Transaction, (ii) by GWBI pursuant to Section 7.1(f), or (iii) by Company pursuant to Section 7.1(g), then, in each case, Company shall (in addition to any obligation under Section 5.4(b)) pay to GWBI the Termination Fee by wire transfer of immediately available funds to an account specified in writing by GWBI, such payment to be made promptly, but in no event later than (x) in the case of clause (i), the earlier to occur of such an Acquisition Transaction and the entry into such letter of intent, agreement in principle or Contract with respect to an Acquisition Transaction, (y) in the case of clause (ii), on the first Business Day following such termination, or (z) in the case of clause (iii), prior to and as a condition to, such termination.
(d)    Company acknowledges that the agreements contained in this Section 5.4 are an integral part of the transactions contemplated by this Agreement and that without these agreements GWBI would not enter into this Agreement. Accordingly, if Company fails to promptly pay any amount due pursuant to this Section 5.4 and, in order to obtain any such payment GWBI commences a suit which results in a judgment against Company for any of the amounts set forth in this Section 5.4, Company shall pay to GWBI its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amounts due pursuant to this Section 5.4 at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made. The amount payable by Company to GWBI pursuant to this Section 5.4 constitutes liquidated damages and not a penalty and shall be the sole and exclusive remedy of GWBI with respect to a termination listed in this Section 5.4.

Section 5.5    Reasonable Best Efforts.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of GWBI and Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, the Bank Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VI to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, Orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings with Governmental Entities (the “Requisite Regulatory Approvals”); (iii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals from Persons other than Governmental Entities and the making of all necessary registrations, declarations and filings with such Persons, if any, including without limitation, the approval by the trustees of HF Financial Capital Trust III, HF Financial Capital Trust IV, HF Financial Capital Trust V, and HF Financial Capital Trust VI, each a Delaware statutory trust organized for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures of Company (the “Trusts”), of supplemental indentures pursuant to which GWBI will assume the obligations of Company under the existing indentures and guarantees related to the Trusts; and (iv) the taking of all commercially reasonable steps as may be necessary to avoid any Action by any Governmental Entity.
(b)    Notwithstanding anything in this Agreement to the contrary, (i) neither GWBI nor Company shall be obligated to contest any final action or decision taken by any Governmental Entity challenging the consummation of the transactions contemplated by this Agreement, (ii) in no event shall GWBI or any of its Affiliates be required to offer or pay any consideration or agree to any requirement, restriction, covenant, undertaking, limitation or divestiture of any kind whatsoever as a condition to obtaining the Requisite Regulatory Approvals (other than conditions which impose an immaterial burden on GWBI, Company, or any of their Subsidiaries, Affiliates or assets) or in order to avoid, prevent or terminate any action by any Governmental Entity which would restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement, (iii) Company shall not, without GWBI’s prior written consent, take or agree to take any action described in clause (i) or (ii) immediately above, and (iv) the condition in Section 6.1(c) shall not be deemed satisfied if any Requisite Regulatory Approval contains any conditions or restrictions other than conditions which impose an immaterial burden on GWBI, Company, or any of their Subsidiaries, Affiliates or assets.
(c)    GWBI and Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of any other party or any of its Subsidiaries with or to any third party or Governmental Entity in connection with the transactions contemplated hereby.
(d)    Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

Section 5.6    Public Announcements. Neither GWBI nor Company will issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national or foreign securities exchange or the rules of the NYSE or NASDAQ.

Section 5.7    Real Estate Transfer Taxes. GWBI and Company agree that Company will pay any state or local transfer, gains or similar Taxes which are attributable to the transfer of the beneficial ownership of Company’s or its Subsidiaries’ real property, if any (collectively, the “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes, payable in connection with the consummation of the Merger. Company and GWBI agree to cooperate with the other in the filing of any returns with respect to the Transfer Taxes, including supplying in a timely manner a complete list of all real property interests held by Company and its Subsidiaries and any information with respect to such properties that is reasonably necessary to complete such returns. The portion of the consideration allocable to the real properties of Company and its Subsidiaries shall be determined by GWBI in its reasonable discretion. The stockholders of Company shall be deemed to have agreed to be bound by the allocation established pursuant to this Section 5.7 in the preparation of any return with respect to the Transfer Taxes.

Section 5.8    State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, GWBI and Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby and thereby.

Section 5.9    Indemnification of Directors and Officers.

(a)    GWBI agrees that all rights to indemnification, advancement of expenses and exculpation by Company or its Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of Company or any of its Subsidiaries, as provided in the charter or bylaws of Company or its Subsidiaries, in each case as in effect on the date hereof, or pursuant to any other agreements in effect on the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.
(b)    Company and its Subsidiaries shall, and GWBI shall cause Company and its Subsidiaries to, obtain as of the Closing Date pre-paid directors’ and officers’ liability “tail” insurance policies with a claims period of six (6) years from the Closing Date and providing coverage for claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement), with at least the same coverage and limits, and containing terms and conditions that are not less advantageous to the directors and officers of Company or its Subsidiaries, as the directors’ and officers’ liability insurance policy in place immediately prior to the Closing Date and covering such directors and officers; provided that in no event shall Company or its Subsidiaries be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by Company or its Subsidiaries for such insurance prior to the date of this Agreement (the “Maximum Premium”). The Maximum Premium is set forth on Section 5.9(b) of the Company Letter. Company will use its commercially reasonable best efforts (and consult with GWBI in such process) to obtain such policies for premium amounts as contemplated by this Section 5.9(a). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, Company and its Subsidiaries shall obtain, and GWBI shall cause them to obtain, that amount of pre-paid directors’ and officers’ liability “tail” insurance policies obtainable for an annual premium equal to the Maximum Premium.

(c)    The obligations of GWBI, Company, and its Subsidiaries under this Section 5.9 shall not be terminated or modified in any manner as to adversely affect any director or officer to whom this Section 5.9 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 5.9 applies shall be third-party beneficiaries of this Section 5.9, each of whom may enforce the provisions of this Section 5.9).
(d)    In the event GWBI, Company, Company’s Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of GWBI, Company, or its Subsidiaries, as the case may be, shall assume all of the obligations set forth in this Section 5.9.

Section 5.10    Notification of Certain Matters. GWBI shall use its reasonable best efforts to give prompt notice to Company, and Company shall use its reasonable best efforts to give prompt notice to GWBI, of: (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which it is aware and which would be reasonably likely to cause (A) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect or (B) any covenant, condition or agreement of the notifying party contained in this Agreement not to be complied with or satisfied in all material respects; (ii) any failure of GWBI or Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and (iii) any change, event or effect which would be reasonably likely to, individually or in the aggregate, have a Material Adverse Effect on Company or on GWBI, as the case may be. The delivery of any notice pursuant to this Section 5.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.11    Employee Benefit Plans and Agreements.
(a)    GWBI agrees that it will, from and after the Effective Time, honor all employment Contracts entered into by Company prior to the date hereof and described in Section 5.11(a) of the Company Letter. Nothing in this Agreement shall be interpreted as limiting the power of GWBI to offer to continue the employment of any employee or the engagement of any independent contractor of Company or its Subsidiaries or, other than as required by its terms, any written employment Contract. Nothing herein shall be deemed to be a guarantee of employment for any employee of Company or any of its Subsidiaries, or to restrict the right of Surviving Corporation or any of its Subsidiaries to terminate or cause to be terminated the employment of any such employee at any time for any or no reason with or without notice; provided, however, that in the event that after the Effective Time any Eligible Employee of Company or its Subsidiaries is terminated from employment without cause prior to the date which is one (1) year from the Effective Time, GWBI shall provide severance benefits consisting of one week of pay for each year of service with Company or its Subsidiaries, with a minimum of two (2) weeks’ salary and a maximum of sixteen (16) weeks’ salary. “Year of Service” as used herein means each full twelve-month period for which such employee was an actual employee of Company or its Subsidiaries and shall not include any such time period where such employee was previously employed by GWBI or any of its Subsidiaries, or any other entity other than Company. GWBI and Company acknowledge and agree that all provisions contained in this Section 5.11 are included for the sole benefit of GWBI, Company and their respective Subsidiaries, and that nothing in this Section 5.11, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of GWBI, Company or any of their respective Subsidiaries, or (ii) to continued employment with GWBI, Company or any of their respective Subsidiaries or continued participation in any employee benefit plan, program or arrangement.
(b)    Following the Effective Time, GWBI shall cause employees of Company or its Subsidiaries to be eligible to participate in any employee benefit plan, program or arrangement maintained by GWBI or any of its Affiliates (each such plan, program or arrangement, a “GWBI Plan”), and shall cause its Affiliates and the applicable GWBI Plan, to recognize prior service of such employees with Company and its Subsidiaries as service with GWBI and its Affiliates to (i) credit each employee’s service with Company or any of its Subsidiaries or any predecessor employers thereto, to the extent credited under the analogous Company Plan, as service with GWBI and its Affiliates for purposes of eligibility and vesting under such GWBI Plan, but not for any other purposes, including for purposes of determining benefit accruals, vacation benefits or early retirement subsidies under any defined benefit pension plan of GWBI or its Affiliates; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in duplication of benefits with respect to the same period of service and (ii) use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under such GWBI Plan, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous Company Plan in which such employee participated immediately prior to the Effective Time, to be waived with respect to such employee and such individual’s spouse and eligible dependents who become participants in such GWBI Plan, subject to the conditions, regulations, underwriting criteria or similar provisions imposed by any of GWBI’s insurers.
(c)    Each employee who is listed on Section 5.11(c) of the Company Letter (an “Eligible Employee”) shall be eligible to receive the severance benefits provided for in Section 5.11(a) as set forth on Section 5.11(c) of the Company Letter.
(d)    Each employee of Company or any Subsidiary of Company who is listed on Section 5.11(d)(i) of the Company Letter shall be eligible to receive the retention bonus set forth on Section 5.11(d)(i) of the Company Letter pursuant to a retention agreement substantially in the form attached hereto as Exhibit D. Each employee of Company or any Subsidiary of Company who is listed on Section 5.11(d)(ii) of the Company Letter shall be eligible to receive the stay bonus set forth on Section 5.11(d)(ii) of the Company Letter pursuant to a stay bonus agreement substantially in the form attached hereto as Exhibit E. Company shall use its best efforts to cause the execution of Retention Agreements by the employees listed on Section 5.11(d)(i) of the Company Letter.

Section 5.12    Certain Litigation.
(a)    Company shall promptly advise GWBI orally and in writing of any Action that could reasonably be expected to have a Material Adverse Effect on Company or Company Bank, and shall keep GWBI reasonably informed on a timely basis regarding any such Action. Each party shall promptly advise the other party orally and in writing of any actual or threatened Action against such party and/or the members of the Company board of directors or GWBI’s board of directors related to this Agreement or the Merger and the other transactions contemplated by this Agreement. Company shall: (i) permit GWBI to review and discuss in advance, and consider in good faith the views of GWBI in connection with, any proposed written or oral response to such Action; (ii) furnish GWBI and its outside legal counsel with all non-privileged information and documents which GWBI or its outside counsel may reasonably request in connection with such Action; (iii) consult with GWBI regarding the defense or settlement of any such Action, shall give due consideration to GWBI’s advice with respect to such Action and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Company shall not settle any such Action if such settlement requires the payment of money damages, without the written consent of GWBI (such consent not to be unreasonably withheld) unless the payment of any such damages by Company, with respect to a stockholder Action, is reasonably expected by Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by Company) under Company’s existing director and officer insurance policies, including any tail policy.
(b)    Company shall promptly advise GWBI orally and in writing of the commencement of any investigation or audit by any Governmental Entity with respect to Company, Company Bank or any of their respective directors or employees and shall keep GWBI reasonably informed on a timely basis regarding any such investigation or audit (regardless of whether commenced before or after the date of this Agreement), including by promptly delivering to GWBI copies of any correspondence relating thereto. Company shall give GWBI the opportunity to consult with Company regarding such investigation or audit and shall consider GWBI’s views with respect to such investigation or audit. The delivery of any notice pursuant to this Section 5.12(b) shall not limit or otherwise affect the remedies available hereunder to GWBI.

Section 5.13    Transition Services. Set forth as Section 5.13 of the Company Letter are certain procedures in connection with the transactions contemplated hereby. Each of Company and GWBI shall, and shall cause their respective Subsidiaries to, comply with the provisions thereof.

Section 5.14    Title Insurance. Company shall cooperate with GWBI and provide such information as GWBI may reasonably request from time to time, in connection with any application of GWBI for title insurance with respect to any Company or Company Bank owned real property.

ARTICLE VI
CONDITIONS PRECEDENT TO THE MERGER

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by GWBI and Company at or prior to the Effective Time of the following conditions:
(a)    Stockholder Approval. This Agreement shall have been duly approved and adopted by the requisite vote of stockholders of Company in accordance with applicable Law.
(b)    No Order. No court or other Governmental Entity having jurisdiction over Company or GWBI, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation or Order (whether temporary, preliminary or permanent) which is then in effect prohibiting or having the effect of making illegal the consummation of the Merger or the Bank Merger, and no Governmental Entity shall have instituted any Action that is pending seeking such an Order
(c)     Approval of Governmental Entities. All Specified Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all mandatory statutory waiting periods in respect thereof shall have expired.

Section 6.2    Conditions to Obligation of Company to Effect the Merger. The obligation of Company to effect the Merger shall be subject to the fulfillment or waiver by Company at or prior to the Effective Time of the following additional conditions:
(a)    Performance of Obligations. GWBI shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time.
(b)    Representations and Warranties. Each of the representations and warranties of GWBI contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties of GWBI contained in this Agreement that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement.
(c)    GWBI Deliveries. GWBI shall have delivered to Company at or prior to Closing the deliveries specified in Section 1.12(b).
(d)    Officer’s Certificate. Company shall have received a certificate of an executive officer of GWBI to the effect that each of the conditions set forth in this Section 6.2 have been satisfied.
(e)    Tax Opinion. Company shall have received the opinion of Briggs & Morgan, P.A. reasonably satisfactory to Company regarding the income tax consequences of the Merger on the stockholders of Company and confirming the provisions of Section 1.10 of this Agreement. In rendering such opinion, Briggs & Morgan, P.A. will be entitled to receive and rely upon certificates and representations of officers of Company and GWBI.

Section 6.3    Conditions to Obligations of GWBI to Effect the Merger. The obligations of GWBI to effect the Merger shall be subject to the fulfillment or waiver by GWBI at or prior to the Effective Time of the following additional conditions:
(a)    Performance of Obligations. Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time.
(b)    Representations and Warranties; Material Adverse Effect.
(i)    Each of the representations and warranties of Company contained in this Agreement (including as modified by updates to the Company Letter prior to the Closing) shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date); provided that no representation or warranty of Company, except for Section 3.2(a), shall be deemed untrue or incorrect for purposes of this Section 6.3(b)(i) as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any other representation or warranty of Company, has had or could reasonably be expected to have a Material Adverse Effect on Company or Company Bank.
(ii)    Since the date of this Agreement, there shall not have been any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect on Company.
(c)    Governmental Entity Action. There shall not be instituted, pending or threatened any Action by a Governmental Entity (i) relating to this Agreement or any of the transactions contemplated herein or (ii) which would have, individually or in the aggregate, a Material Adverse Effect on Company or GWBI.
(d)    Officers’ Certificate. GWBI shall have received a certificate signed on behalf of Company by its Chief Executive Officer and its Chief Financial Officer to the effect that each of the conditions set forth in this Section 6.2(e) has been satisfied.

(e)    Company Deliveries. Company shall have delivered to GWBI at or prior to the Closing the deliveries specified in Section 1.12(c).
(f)    Tax Opinion. GWBI shall have received the opinion of Nyemaster Goode, P.C. reasonably satisfactory to GWBI regarding the income tax consequences of the Merger on the stockholders of Company and confirming the provisions of Section 1.10 of this Agreement. In rendering such opinion, Nyemaster Goode, P.C. will be entitled to receive and rely upon certificates and representations of officers of Company and GWBI.
(g)    Expense Items. Company and Company Bank shall use their reasonable best efforts to work with GWBI to expense, prior to the Effective Time, certain closing expenses incurred prior to the Closing Date, including, without limitation, Contract breakage costs, employee costs and other transaction costs, all in accordance with GAAP.
(h)    Consents. Company shall have obtained the Required Third-Party Consents.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Company:
(a)    by mutual written consent of GWBI and Company;
(b)    by GWBI if there has been a breach of any representation, warranty, covenant, undertaking or other agreement made by Company in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, in each case such that Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by GWBI to Company;
(c)    by Company if there has been a breach of any representation, warranty, covenant or other agreement made by GWBI in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 6.2(a) or Section 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Company to GWBI;
(d)    by either GWBI or Company if: (i) the Merger has not been effected on or prior to the close of business on December 31, 2016 (the “Termination Date”); provided, however, that in the event that the condition set forth in Section 6.1(c) has not been satisfied by the Termination Date, the Termination Date shall automatically be extended by ninety (90) calendar days; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or prior to the aforesaid date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued or enacted an Order or Law or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the Merger or the Bank Merger and such Order, Law or other action shall have become final and nonappealable;
(e)    by either GWBI or Company if the stockholders of Company do not approve this Agreement at the Stockholder Meeting or at any adjournment or postponement thereof; provided, however, that Company may not terminate this Agreement pursuant to this Section 7.1(e) if Company has not complied with its obligations under Section 4.2, Section 5.1 or Section 5.2 or has otherwise breached in any material respect its obligations under this Agreement in any manner that could reasonably have caused the failure of the stockholder approval to be obtained at the Stockholder Meeting or at any adjournment or postponement thereof;
(f)    by GWBI if: (i) Company shall have breached any of the provisions of Section 4.2, Section 5.1 or Section 5.2; (ii) the Board of Directors of Company or any committee thereof shall have effected a Company Adverse Recommendation Change; or shall have taken any other action or made any other statement in connection with the Stockholder Meeting inconsistent with Company Recommendation (iii) the Board of Directors of Company or any committee thereof shall have recommended to the stockholders of Company any Takeover Proposal; or (iv) a tender offer or exchange offer for 5% or more of the outstanding shares of capital stock of Company is commenced, and the Board of Directors of Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders shall be deemed to be a failure to recommend against such tender offer or exchange offer).
(g)    by Company if prior to the approval and adoption of this Agreement by its Stockholders at the Stockholder Meeting, (A) Company’s Board of Directors has received a Superior Proposal, (B) Company has complied with Section 4.2, (C) Company’s Board of Directors has made an Company Adverse Recommendation Change pursuant to Section 4.2, and (D) at the time of such termination, GWBI receives the Termination Fee and Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal; or
(h)    by the Company, if the Company’s board of directors so determines by a majority vote of its members at any time during the five (5) Business Day period commencing on the Determination Date if both of the following conditions are satisfied:
(i)    the GWBI Market Value is less than eighty percent (80%) of the Initial GWBI Market Value; and
(ii)    the number obtained by dividing the GWBI Market Value by the Initial GWBI Market Value (“GWBI Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).
(iii)    For purposes of this Agreement, the following terms shall have the meanings indicated below:
(A)    “GWBI Market Value” shall be the average of the daily closing sales price of a share of GWBI Common Stock, as reported on the NYSE, for the twenty (20) consecutive trading days immediately preceding the Determination Date.

(B)    “Determination Date” means ten (10) days prior to the Closing Date.
(C)    “Final Index Price” means the average of the closing price of the Index on each of twenty (20) consecutive trading days immediately preceding the Determination Date.
(D)    “Index” means the SNL Mid Cap U.S. Bank Index; provided, however, that if the SNL Mid Cap U.S. Bank Index is not available for any reason, “Index” shall mean the NASDAQ Bank Index.
(E)    “Initial GWBI Market Value” means the average of the daily closing sales price of a share of GWBI Common Stock, as reported on the NYSE, for the twenty (20) consecutive days immediately preceding the date of this Agreement.
(F)    “Initial Index Price” means the average of the closing price of the Index for the twenty (20) consecutive trading days immediately preceding the date of this Agreement.
The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, and whether prior to or after the execution of this Agreement.

Section 7.2    Effect of Termination. In the event of termination of this Agreement by either GWBI or Company, as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of Company, GWBI or their respective officers or directors (except Section 5.3(g) and Section 5.4, which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

Section 7.3    Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by Company Stockholders, but, after any such approval, no amendment shall be made which by Law requires further approval by Company Stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.4    Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1    Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally, (ii) one Business Day after being delivered to an overnight courier or (iii) when sent via e-mail (with a confirmatory receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)    if to GWBI, to it c/o
Great Western Bank
100 N. Phillips Avenue
Fourth Floor
Sioux Falls, SD 57104
Attention: Ken Karels
E-mail: ken.karels@greatwesternbank.com
with a copy to:
Nyemaster Goode, P.C.
700 Walnut, Suite 1600
Des Moines, IA 50309
Attention: Gregory P. Page
E-mail: gpp@nyemaster.com
(b)    if to Company, to
HF Financial Corp.
225 South Main Ave.
Sioux Falls, SD 57104
Attention: Stephen M. Bianchi
E-mail: sbianchi@homefederal.com
with a copy to:
Briggs and Morgan, P.A.
2200 IDS Center
80 South 8th Street
Minneapolis, MN 55402
Attention: Joseph T. Kinning
E-mail: jkinning@briggs.com

Section 8.3    Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section or Article of, or an Exhibit attached to, this Agreement unless otherwise indicated. The Exhibits, Company Letter and GWBI Letter referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of this Agreement, (i) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” (ii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole and (iii) the word “or” is not exclusive. The meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term, and words denoting any gender shall include all genders. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.4    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5    Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 5.9, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.6    Governing Law; Waiver of Jury Trial.
(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All disputes between the parties relating to the subject matter of this Agreement shall be exclusively venued in a state or federal court located in Wilmington, Delaware.
(b)    EACH OF COMPANY AND GWBI HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF GWBI OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 8.7    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties.

Section 8.8    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 8.9    Enforcement of this Agreement. In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party shall be entitled to pursue any other remedy available to it at Law or in equity in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if any of the transactions contemplated by this Agreement were not consummated), and, accordingly, that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the obligation of the parties hereto to consummate the transactions contemplated by this Agreement and the obligation of GWBI to pay, and Company’s stockholders’ right to receive, the consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and subject to the conditions of this Agreement), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.9, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.10    Definitions. For purposes of this Agreement:
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.
“Business Day” means any day other than a Saturday or Sunday on which national banking associations are required to be open in Sioux Falls, South Dakota.
“Cause” means termination of employment for any of the following reasons:

(a)in the event of the permanent disability of the employee. For the purposes of this Agreement, “permanent disability” means any physical, mental or emotional illness, disease or condition which renders the employee incapable of adequately performing his usual duties for a period of eight (8) weeks or more in one year, whether consecutively or in the aggregate. The determination of whether the employee is disabled under this Section 8.10 shall be made by a physician chosen by the employee and a physician chosen by the Company. The determination of the two physicians shall be binding on the employee and the Company. If the two physicians are unable to agree as to whether the employee is disabled, the two physicians shall designate a third physician mutually agreeable to them and such physician shall determine whether the employee is disabled, and such determination shall be binding on the Company and the employee;
(b)the employee dies;
(c)the employee commits embezzlement, fraud, dishonesty or other acts of misconduct, or is guilty of conduct in material violation of established ethics, regulations, Law or Company or Company Bank policy;
(d)the employee is charged with any crime involving the property of the Company or Company Bank or which has a detrimental impact upon the reputation of the Company or Company Bank;
(e)the employee is adjudicated as incompetent; or
(f)Cause as defined in any Contract, employment agreement, or other comparable agreement with an employee of Company or any of its Subsidiaries.
“Code” means the Internal Revenue Code of 1986, as amended to date.
“FDIC” means the Federal Deposit Insurance Corporation.
“Knowledge of GWBI” means the actual knowledge of the individuals identified in Section 8.10 of the GWBI Letter, after due investigation.
“Knowledge of Company” means the actual knowledge of the individuals identified in Section 8.10 of the Company Letter, after due investigation.
“Law” means any federal, state, local, foreign, international or multinational treaty, constitution, statute, law, ordinance, rule or regulation.
“Material Adverse Change” or “Material Adverse Effect” means, when used with respect to GWBI or Company, as the case may be, any event, occurrence, fact, condition, change, development or effect that individually or when taken together with all other events, occurrences, facts, conditions, changes, developments or effects is or could reasonably be expected to be materially adverse to the business, assets, reputation, results of operations, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of GWBI and its Subsidiaries, taken as a whole, or Company and its Subsidiaries, taken as a whole, as the case may be, but excluding any event, occurrence, fact, condition, change, development or effect to the extent caused by (i) any changes in the United States or global economy or capital, financial or securities markets generally, (ii) changes in Laws or GAAP, or authoritative interpretation thereof after the date of this Agreement that affect in general the banking industry, (iii) the engagement by the United States in military hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iv) changes in the industry in which Company operates generally, (v) disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (vi) the failure, in and of itself, of Company to meet any published or internally prepared estimates of revenues, earnings or other financial projections, performance measures or operating statistics, or (vii) actions taken by Company or Company Bank as required or authorized pursuant to this Agreement or at the direction or request of GWBI including, but not limited, to the termination, suspension, modification or reduction of Company’s or Company Bank’s relationship with any customer, vendor, supplier, distributor, landlord or employee, except in the case of each of clauses (i), (ii), (iii) and (iv) immediately above to the extent that any such event, occurrence, fact, condition, change, development or effect has a materially disproportionate impact on the business or the assets, reputation, liabilities, condition (financial or otherwise) or results of operations of Company and its Subsidiaries taken as a whole.
“NYSE” means the New York Stock Exchange.
“Order” means judgment, order, writ, award, injunction (temporary or permanent) or decree of any Governmental Entity.
“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.
“Regulation I” means 12 C.F.R. Part 209, commonly known as Regulation I of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.
“Regulation O” means 12 C.F.R. Part 215, commonly known as Regulation O of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.
“Regulation W” means 12 C.F.R. Part 223, commonly known as Regulation W of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.
“Related Person(s)” means (i) any Affiliate of Company or any of its Subsidiaries, (ii) any holder of 10% or more of the shares of Company Common Stock, (iii) any current or former director or officer of Company or any of its Subsidiaries, or (iv) any Person that, to the Knowledge of Company, is an “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Security Exchange Act of 1934, as amended) of a Person identified in clause (i), (ii) or (iii) immediately above.
“Required Third-Party Consents” means the consent or approval of each counterparty to the Company Contracts listed on Section 8.10 of the Company Disclosure Letter in connection with the execution, delivery, or performance by Company of this Agreement or the consummation of the transactions contemplated hereby.

“Securities Act” means the Securities Act of 1933 together with the rules and regulations promulgated thereunder.
“Specified Requisite Regulatory Approval” means in connection with this Agreement, the Bank Merger Agreement and the transactions contemplated hereby and thereby each of the following:
(i)    The approval by the Federal Deposit Insurance Corporation of the filing by Company Bank and GWBI Bank of an Interagency Bank Merger Act Application (the “Application”) pursuant to Section 18(c) of the Federal Deposit Insurance Act, as amended, with the Federal Deposit Insurance Corporation, and the expiration of the waiting period with respect thereto;
(ii)    The approval by the South Dakota Division of Banking of GWBI Bank’s Application, pursuant to South Dakota Codified Laws § 51A-2-16, and the expiration of the waiting period with respect thereto;
(iii)    The grant by the appropriate Federal Reserve Bank of a waiver of the application requirements of Section 3(a)(3) of the Bank Holding Company Act of 1956, as amended (the “BHCA”), pursuant to, and in accordance with, 12 C.F.R. § 225.12(d)(2)(v), and, if for any reason such Federal Reserve Bank does not grant such waiver, the grant of approval by the appropriate Federal Reserve Bank pursuant to Section 3(a)(3) of the BHCA;
(iv)     The approval of the SEC and the effectiveness of any filing under the Securities Act or the Exchange Act, including the Proxy Statement/Prospectus and related Form S-4; and
(v)     The approval for listing on the NYSE of the GWBI Common Stock to be issued pursuant to the Merger, subject to notice of issuance.
“Subsidiaries” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which GWBI or Company, as the case may be (either alone or through or together with any other Subsidiaries), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, limited liability company, joint venture or other entity.
[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, GWBI and Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.
GREAT WESTERN BANCORP, INC.

By:     /s/ Kenneth Karels
Name:     Kenneth Karels
Title:    President and CEO

HF FINANCIAL CORP.

By:     /s/ Michael Vekich
Name:     Michael Vekich
Title:     Chairman of the Board of Directors

[Signature Page to Agreement and Plan of Merger]

NOTE TO AGREEMENT AND PLAN OF MERGER

The following Exhibits to the Agreement and Plan of Merger have been incorporated by reference into this proxy statement/prospectus but have been omitted from this Annex A. These Exhibits can be reviewed in their entirety by referencing the Current Report on Form 8-K/A filed by Great Western on December 1, 2015, which includes a full copy of the Agreement and Plan of Merger as Exhibit 2.1 thereto:

Exhibit A    Form of Stockholder Voting Agreement
Exhibit B    Form of Bank Agreement and Plan of Merger
Exhibit C    Voting Agreement Stockholders
Exhibit D    Form of Retention Agreement
Exhibit E    Form of Stay Bonus Agreement

Annex B

300 N. LaSalle, Suite 200 Chicago, Illinois 60654
Tel: 312 24-0900     | Fax: 312 527-2772    |
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

Board of Directors                 November 30, 2015
HF Financial Corp.
225 South Main Ave.
Sioux Falls, SD 57104

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Company Common Stock") of HF Financial Corp. (the "Company") of the Merger Consideration (as defined below) to be exchanged pursuant to an Agreement and Plan of Merger (the "Agreement") to be entered into between the Company and Great Western Bancorp, Inc. (the "Acquiror"). The Agreement provides for, among other things, the merger (the "Merger") of the Company with and into the Acquiror, pursuant to which each outstanding share of Company Common Stock, other than shares of Company Common Stock to be cancelled in the Merger or that constitute Dissenting Shares, will be converted into the right to receive, at the election of each holder of Company Common Stock, either 0.6500 shares (the "Stock Consideration") of common stock of the Acquiror (the "Acquiror Shares"), or $19.50 in cash (the "Cash Consideration" and together with the Stock Consideration, the "Merger Consideration"). The Merger Consideration is subject to adjustment so that 75% of the shares of Company Common Stock to be exchanged is exchanged for Stock Consideration. The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not otherwise defined in this letter have the meanings set forth in the Agreement.
In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated November 25, 2015; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Acquiror which was publicly available or made available to us by the Company and by the Acquiror; (iii) reviewed and analyzed certain forward looking information relating to the Company and the Acquiror that was publicly available, as well as that was furnished to us by the Company and the Acquiror, including internally prepared forecasts of its expected operating results on a standalone basis furnished by management of the Company and estimates of cost savings and operating efficiencies expected to result from the Merger furnished by management and other representatives of the Acquiror (the "Synergies"); (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and the Acquiror Shares and similar information for certain other companies deemed by us to be comparable to the Company and Acquiror; and compared historical reported prices of Company Common Stock and Acquiror Shares to industry and broader market trading indices; (vi) compared the financial performance of the Company and the Acquiror with that of certain other publicly traded companies that we deemed relevant; (vii) performed a discounted cash flow analysis of each of the Company and Acquiror on a standalone basis; (viii) performed certain financial analyses for the Company and Acquiror on a pro forma combined basis giving effect to the Merger (assuming for purposes of certain of these analyses the entire Merger Consideration was Stock Consideration); (ix) compared the implied Merger Consideration to the historical trading price of Company Common Stock; and (x) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.
We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and the Acquiror that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the Acquiror as to the expected future results of operations and financial condition of the Company and the Acquiror, respectively, to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. We have further assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company and the Acquiror, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Acquiror and the Agreement.
In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct; (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party; (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto; and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Merger.
In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent, derivative, off-balance sheet or other) of the Company or the Acquiror, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity. Without limiting the generality of the foregoing, we have not conducted a review of any individual credit files of the Company, Acquiror, or their affiliates, nor have we evaluated the adequacy of the loan or lease reserves of the Company, Acquiror or any of their affiliates or any additional credit mark which may be taken in connection with the Merger, nor undertaken any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger and the merger of the principal banking subsidiaries of the Company and Acquiror contemplated by the Agreement.
No company or transaction used in any analysis for purposes of comparison is identical to the Company, Acquiror or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, Acquiror and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.
This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or Acquiror Shares may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.
We have been engaged by the Company to act as its financial advisor in connection with its exploration and review of strategic alternatives, including the Merger, for which we have received quarterly retainer fees, and we will receive an additional fee from the Company for these services which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.
Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of its Research Department and personnel. As a result, Piper Jaffray's research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Jaffray's investment banking personnel.
This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act, vote or make any election with respect to the Merger or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.
This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Acquiror's ability to fund the Cash Consideration, or any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the

Merger Consideration to be received by holders of Company Common Stock in the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.
Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the Acquiror and its affiliates) as of the date hereof.

Annex C
SECTION 262
OF
GENERAL CORPORATION LAW OF DELAWARE
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person’s conduct was unlawful, except that with respect to an action or suit brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys’ fees) in connection with the defense or settlement of such action or suit. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws provide for indemnification by the registrant of its directors, officers, employees and agents to the fullest extent permitted by the DGCL, subject to limited exceptions. In addition, the registrant entered into the employment agreements with certain officers of the registrant that provide for indemnification by the registrant of those officers to the fullest extent permitted by the DGCL, subject to the registrant’s amended and restated certificate of incorporation and amended and restated bylaws. Furthermore, the registrant was previously a party to the now-terminated stockholder agreement with National Australia Bank Limited (“NAB”), the registrant’s former controlling shareholder, under which the registrant was required to provide for the indemnification of NAB-employed or NAB-designated directors, officers and employees to the fullest extent permitted by the DGCL and this indemnification obligation has survived the termination of the stockholder agreement as specified therein.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains insurance policies under which coverage is provided (a) to its directors and officers, in their respective capacities as such, against loss arising from a claim made for any actual or alleged wrongful act, and (b) to itself with respect to payments which the registrant may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors’ and officers’ liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of November 30, 2015, by and between Great Western Bancorp, Inc. and HF Financial Corp. (included as Annex A to the proxy statement/prospectus which forms part of this registration statement)*

3.1

Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014 filed by Great Western Bancorp, Inc. on December 12, 2014)

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed by Great Western Bancorp, Inc. on August 28, 2014 (File No. 333-198458))
5.1	Opinion of Nyemaster, Goode, PC as to validity of the securities being registered*
8.1	Opinion of Nyemaster Goode, PC regarding certain tax matters**
8.2	Opinion of Briggs and Morgan, Professional Association regarding certain tax matters**
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Eide Bailly, LLP*
23.3	Consent of Nyemaster Goode, PC (included in Exhibit 5.1 hereto)*
23.4	Consent of Nyemaster Goode, PC (included in Exhibit 8.1 hereto)**
23.5	Consent of Briggs and Morgan, Professional Association (included in Exhibit 8.2 hereto)**
24.1	Power of Attorney (included on signature page)
99.1	Form of Proxy Card**
99.2	Consent of Piper Jaffray & Co.*
* Filed herewith
** To be filed by amendment

Item 22. Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sioux Falls, South Dakota, on the 2nd day of March, 2016.

Great Western Bancorp, Inc.

By:	/s/ Peter Chapman
Name:	Peter Chapman
Title:	Executive Vice President and Chief Financial Officer

The undersigned directors and officers do hereby constitute and appoint Ken Karels and Peter Chapman and either of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the registrant to comply with the Securities Act of 1933, or the Act, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act); and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of March, 2016:

/s/ Ken Karels
Name:	Ken Karels
Title:	President and Chief Executive Officer
(Principal Executive Officer)

/s/ Peter Chapman
Name:	Peter Chapman
Title:	Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Andrew Hove
Name:	Andrew Hove
Title:	Chairman of the Board

/s/ James Brannen
Name:	James Brannen
Title:	Director

/s/ Frances Grieb
Name:	Frances Grieb
Title:	Director

/s/ Thomas Henning
Name:	Thomas Henning
Title:	Director

/s/ Stephen Lacy
Name:	Stephen Lacy
Title:	Director

/s/ Daniel Rykhus
Name:	Daniel Rykhus
Title:	Director

/s/ James Spies
Name:	James Spies
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of November 30, 2015, by and between Great Western Bancorp, Inc. and HF Financial Corp. (included as Annex A to the proxy statement/prospectus which forms part of this registration statement)*

3.1

Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended September 30, 2014 filed by Great Western Bancorp, Inc. on December 12, 2014)

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed by Great Western Bancorp, Inc. on August 28, 2014 (File No. 333-198458))
5.1	Opinion of Nyemaster, Goode, PC as to validity of the securities being registered*
8.1	Opinion of Nyemaster Goode, PC regarding certain tax matters**
8.2	Opinion of Briggs and Morgan, Professional Association regarding certain tax matters**
23.1	Consent of Ernst & Young LLP*
23.2	Consent of Eide Bailly, LLP*
23.3	Consent of Nyemaster Goode, PC (included in Exhibit 5.1 hereto)*
23.4	Consent of Nyemaster Goode, PC (included in Exhibit 8.1 hereto)**
23.5	Consent of Briggs and Morgan, Professional Association (included in Exhibit 8.2 hereto)**
24.1	Power of Attorney (included on signature page)
99.1	Form of Proxy Card**
99.2	Consent of Piper Jaffray & Co.*
* Filed herewith
** To be filed by amendment